PRELIMINARY ASSESSMENT NI43-101

TECHNICAL REPORT

BANRO CORPORATION

NAMOYA GOLD PROJECT

MANIEMA PROVINCE, DEMOCRATIC REPUBLIC OF THE CONGO

SENET

MODDER House • No.1 High Street • ModderCrest
Modderfontein 1609 • Gauteng • South Africa
PO Box 9820 • Edenglen • Johannesburg 1613 • Gauteng • South Africa
Telephone: +27 (0)11 608 2141 • Facsimile: +27 (0)11 608 2142
Website: www.senet.co.za

Preliminary Assessment Report – March 2010	NI 43-101 TECHNICAL REPORT
Banro Corporation
Namoya Gold Project in DRC

PRELIMINARY ASSESSMENT NI 43-101
TECHNICAL REPORT,
NAMOYA GOLD PROJECT,
Maniema Province, Democratic
Republic of the Congo

Prepared for Banro Corporation

MODDER House • No.1 High Road • Modder Crest Office Park Modderfontein • Gauteng • South Africa Telephone: +27 (0)11 608 2141 • Facsimile: +27 (0)11 608 2142 Website www.senet.co.za

Effective Date of Report: March 3, 2011

Qualified Persons:	Contributing Engineers/ Authors:

Daniel Bansah, M.Sc., MAusIMM	Anthony Smith: SENET
Sean Cremin, B.Sc., MAusIMM	Nico van Niekerk: SENET
Rudi Rautenbach, NHD, MSAIMM, MSACNASP	Phil Bundo: SENET

Peter Cowley: Banro Corporation
Peter Kersi: Banro Corporation

TABLE OF CONTENTS

1.	SUMMARY	1
1.1	INTRODUCTION & PROJECT OVERVIEW	1
1.2	MINERAL RESOURCE STATEMENT	1
1.3	PRELIMINARY ASSESSMENT	3
1.4	CAPITAL COST SUMMARY	7
1.5	OPERATING COST SUMMARY	8
1.6	FINANCIAL ANALYSIS	9
1.7	PROJECT OPPORTUNITIES	10
1.8	CONCLUSIONS AND RECOMMENDATIONS	11
2.	INTRODUCTION	12
2.1	PROJECT OVERVIEW	12
2.2	PURPOSE OF THIS TECHNICAL REPORT	14
2.3	SOURCES OF INFORMATION AND DATA	14
2.4	SCOPE OF PERSONAL INSPECTIONS OF THE PROPERTY	15
2.5	RELIANCE ON OTHER EXPERTS	17
2.6	CAUTIONARY NOTES	17
3.	PROPERTY DESCRIPTION AND LOCATION	18
4.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	19
5.	HISTORY	19
6.	GEOLOGICAL SETTING	21
7.	DEPOSIT TYPES	22
8.	MINERALIZATION	23
9.	EXPLORATION	24
9.1	HISTORICAL EXPLORATION	24
9.2	RECENT EXPLORATION	24
10.	DRILLING	28
10.1	DIAMOND DRILLING	28
10.2	AUGER DRILLING	34
11.	SAMPLING METHOD AND APPROACH	41
11.1	SOIL GEOCHEMISTRY	41
11.2	TRENCH, CHANNEL AND ROCK SAMPLES	42
11.3	ADIT SAMPLING	48
11.4	DRILL CORE SAMPLES	50
11.5	AUGER DRILL CORE SAMPLES	68
12.	SAMPLE PREPARATION, ANALYSES AND SECURITY	71
12.1	STATEMENT	71
12.2	SAMPLE PREPARATION AND ANALYSIS	71

NI43-101 TECHNICAL REPORT

12.3	QUALITY CONTROL PROCEDURES	72
12.4	ASSESSMENT OF QUALITY CONTROL DATA	73
13.	DATA VERIFICATION	81
14.	ADJACENT PROPERTIES	82
15.	MINERAL PROCESSING AND METALLURGICAL TESTING	83
15.1	BACKGROUND	83
15.2	REVIEW OF SCOPING STUDY METALLURGICAL TESTWORK	83
15.3	REVIEW OF FURTHER METALLURGICAL TESTWORK	84
15.4	CONCLUSIONS	108
16.	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	110
16.1	APPROACH	111
16.2	DATABASE AND DATA QUALITY	111
16.3	RELATIVE DENSITY SAMPLES	112
16.4	GEOLOGICAL INTERPRETATION AND LODE IDENTIFICATION	113
16.5	WIREFRAMING AND BLOCK MODELLING	115
16.6	STATISTICAL ANALYSIS OF THE MIERALISED DATA	115
16.7	GEOSTATISTICAL	118
16.8	GRADE ESTIMATION	119
16.9	TOPOGRAPHY, ARTISANAL EXCAVATION AND OXIDE/TRANSITIONAL SUB-MODELS	119
16.10	MINERAL RESOURCE REPORTING	120
17.	OTHER RELEVANT DATA AND INFORMATION	122
17.1	MINE STUDY	123
17.2	PROCESS PLANT DESIGN CRITERIA	145
17.3	PROCESS PLANT DESCRIPTION	148
17.4	INFRASTRUCTURE AND OTHER SITE SERVICES	157
17.5	OPERATING COSTS	161
17.6	CAPITAL COSTS	170
17.7	ECONOMIC MODEL AND FINANCIAL ANALYSIS	177
18.	INTERPRETATION AND CONCLUSION	182
19.	RECOMMENDATIONS	183
20.	REFERENCES	184
21.	DATE AND SIGNATURE PAGE	185
22.	CERTIFICATES OF QUALIFIED PERSONS	186
22.1	DANIEL K. BANSAH	186
22.2	SEAN CREMIN	187
22.3	RUDI RAUTENBACH	188
23.	FIGURES	189

NI43-101 TECHNICAL REPORT

INDEX OF TABLES

TABLE 1.2-1 - MINERAL RESOURCE ESTIMATE BY DEPOSIT (EFFECTIVE DATE: JANUARY 24, 2011)	2
TABLE 1.2-2 - CURRENT ESTIMATE (2010)	3
TABLE 1.2-3 – PREVIOUS ESTIMATE (MARCH 2009 SRK ESTIMATES)	3
TABLE 1.3-1 – NAMOYA MINERAL RESOURCES (EFFECTIVE DATE JANUARY 24, 2011)	4
TABLE 1.3-2 - PIT OPTIMIZATION PARAMETERS	5
TABLE 1.3-3 – NAMOYA OPEN PIT MINERAL RESOURCES (OXIDE & TRANSITIONAL MATERIAL ONLY)	5
TABLE 1.3-4 – PROCESSING PLANT PRODUCTION SCHEDULE	6
TABLE 1.4-1 - CAPITAL COST SUMMARY - OWNER OPERATED	7
TABLE 1.4-2 - OTHER SCOPING SCENARIOS – CAPITAL COSTS	8
TABLE 1.5-1 - SUMMARY OF LOM OPERATING COSTS: HEAP LEACH OWNER OPERATED	8
TABLE 1.5-2 - OTHER SCOPING SCENARIOS – OPERATING COSTS	8
TABLE 1.6-1 - FINANCIAL ANALYSIS SUMMARY – HEAP LEACH OWNER MINING	9
TABLE 1.6-2 - GOLD PRICE SENSITIVITIES	10
TABLE 1.6-3 - CAPITAL COST SENSITIVITIES	10
TABLE 1.6-4 – OPERATING COST SENSITIVITIES	10
TABLE 1.6-5 - FINANCIAL ANALYSIS SUMMARY - OTHER SCOPING SCENARIOS	10
TABLE 2.1-1 - MINERAL RESOURCE ESTIMATE BY DEPOSIT	13
TABLE 2.1-1 – RESPONSIBILITY MATRIX OF QUALIFIED PERSONS	16
TABLE 9.2-1 – FIELD EXPLORATION STATISTICS – NOVEMBER 2004 TO SEPTEMBER 2010 (PART 1)	25
TABLE 9.2-2 – FIELD EXPLORATION STATISTICS – NOVEMBER 2004 TO SEPTEMBER 2010 (PART 2)	25
TABLE 9.2-3 – FIELD EXPLORATION STATISTICS – NOVEMBER 2004 TO SEPTEMBER 2010 (PART 2)	25
TABLE 10.1-1 - DIAMOND DRILL HOLE SPECIFICATIONS	32
TABLE 10.2-1 - AUGER DRILL HOLE SPECIFICATION FOR MWENDAMBOKO & MURIVINGU	35
TABLE 11.1-1 - SOIL SAMPLING ANALYTICAL STATISTICS	42
TABLE 11.2-1 - SIGNIFICANT TRENCH INTERSECTIONS	42
TABLE 11.3-1 - SIGNIFICANT ADIT INTERSECTIONS	47
TABLE 11.4-1 - RELATIONSHIP BETWEEN CORE LENGTH AND SAMPLE WEIGHT	50
TABLE 11.4-2 – DRILL CORE SAMPLING STATISTICS	51
TABLE 11.4-3 - SIGNIFICANT DRILL HOLE INTERSECTIONS	51
TABLE 11.5-1 – AUGER CORE SAMPLING ANALYTICAL STATISTICS	68
TABLE 11.5-2 - SIGNIFICANT AUGER HOLE INTERSECTIONS	67
TABLE 12.4-1 - STATISTICS OF RESULTS OF STANDARD REFERENCE SAMPLES	73
TABLE 12.4-2 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (2ND QUARTER 2006)	75
TABLE 12.4-3 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (3RD QUARTER 2006)	76
TABLE 12.4-4 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (4TH QUARTER 2006)	76
TABLE 12.4-5 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (1ST QUARTER 2007)	76
TABLE 12.4-6 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (3RD QUARTER 2007)	76
TABLE 12.4-7 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (3RD QUARTER 2007)	77
TABLE 12.4-8 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (1ST QUARTER 2008)	77
TABLE 12.4-9 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (2ND QUARTER 2008)	77
TABLE 12.4-10 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (3RD QUARTER 2008)	77
TABLE 12.4-11 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (4TH QUARTER 2008)	78
TABLE 12.4-12 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (1ST QUARTER 2009)	78
TABLE 12.4-13 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (2ND QUARTER 2009)	78
TABLE 12.4-14 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (3RD QUARTER 2009)	78
TABLE 12.4-15 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (1ST QUARTER 2010)	79
TABLE 12.4-16 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (2ND QUARTER 2010)	79
TABLE 12.4-17 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (3RD QUARTER 2010)	79
TABLE 12.4-18 - DESCRIPTIVE STATISTICS OF COARSE SPLIT SAMPLE PAIRS	79
TABLE 12.4-19 - DESCRIPTIVE STATISTICS OF BLANK SAMPLES	80
TABLE 15.2-1 - SUMMARY OF SCOPING RESULTS	84
TABLE 15.3-1 - OXIDE SAMPLES RECEIVED	86
TABLE 15.3-2 - TRANSITION SAMPLES RECEIVED	87
TABLE 15.3-3 - SGS MULTI ELEMENT ANALYSES FRESH OXIDE AND TRANSITION VARIABILITY	90
TABLE 15.3-4 - OXIDE	90

NI43-101 TECHNICAL REPORT

TABLE 15.3-5 - SGS MINERALOGY SAMPLE	91
TABLE 15.3-6 - BOND BALL WORK INDEX RESULTS - OXIDE ORE	92
TABLE 15.3-7 - BOND BALL WORK INDEX RESULTS - TRANSITION ORE	92
TABLE 15.3-8 - BOND ABRASION INDEX RESULTS - OXIDE AND TRANSITION ORE	93
TABLE 15.3-9 - CRUSHING WORK INDEX SUMMARY	93
TABLE 15.3-10 - UNI-AXIAL COMPRESSIVE STRENGTH (UCS) – SUMMARY	93
TABLE 15.3-11 - CYANIDE DETOXIFICATION RESULTS - OXIDE SAMPLE	95
TABLE 15.3-12 - CYANIDE DETOXIFICATION RESULTS – TRANSITION SAMPLE	95
TABLE 15.3-13 – PREDICTED GRAVITY RECOVERY	96
TABLE 15.3-14 – THICKENER OPERATING CRITERIA	97
TABLE 15.3-15 – SETTLING RATE ENVELOPE RESULTS	97
TABLE 15.3-16 – THICKENER SIZING DESIGN CRITERIA	98
TABLE 15.3-17 - OXIDE SAMPLES SENT TO KCA FOR OPTIMISATION TESTWORK	99
TABLE 15.3-18 – TRANSITION SAMPLES SENT TO KCA FOR OPTIMISATION TESTWORK	100
TABLE 15.3-19 - TRANSITION SAMPLES SENT TO KCA FOR OPTIMISATION TESTWORK (CONTINUED)	101
TABLE 15.3-20 - KCA MULTI-ELEMENTAL ANALYSIS	103
TABLE 15.3-21 - SUMMARY OF KCA COMMINUTION TESTS	105
TABLE 15.3-22 - SUMMARY OF BOTTLE ROLL LEACH RESULTS	105
TABLE 15.3-23 - AGGLOMERATION & PERCOLATION RESULTS - OXIDE ORE	105
TABLE 15.3-24 - AGGLOMERATION & PERCOLATION RESULTS – TRANSITION ORE	106
TABLE 15.4-1 - NAMOYA PROJECT MINERAL RESOURCE ESTIMATE USING A 0.4 g/t Au CUT-OFF GRADE (EFFECTIVE DATE: JANUARY 24, 2011)	110
TABLE 16.3-1 - AVERAGE ROCK DENSITIES FROM RECENT CORE HOLES	113
TABLE 16.6-1 - DESCRIPTIVE STATISTICS OF SELECTED MINERALIZED SAMPLES	116
TABLE 16.6-2 - APPLIED HIGH-GRADE CAPPING	117
TABLE 16.7-1 - SEMI VARIOGRAM MODEL PARAMETERS – 1ST STRUCTURE	119
TABLE 16.7-2 - SEMI VARIOGRAM MODEL PARAMETERS – 2ND STRUCTURE	119
TABLE 16.10-1 - MWENDAMBOKO PROSPECT: MINERAL RESOURCE ESTIMATE USING A 0.4 g/t CUT-OFF	120
TABLE 16.10-2 - MUVIRINGU PROSPECT: MINERAL RESOURCE ESTIMATE USING A 0.4 g/t CUT-OFF	120
TABLE 16.10-4 – NAMOYA SUMMIT PROSPECT: MINERAL RESOURCE ESTIMATE USING A 0.4 g/t CUT-OFF	121
TABLE 16.10-5 - NAMOYA PROJECT: MINERAL RESOURCE ESTIMATE USING A 0.4 g/t Au CUT-OFF	121
TABLE 17.1-1 – NAMOYA HEAP LEACH OPERATING SUMMARY	126
TABLE 17.1-2 – NAMOYA CIL PLANT OPERATING SUMMARY	126
TABLE 17.1-3 – NAMOYA PIT OPTIMIZATION RESULTS	128
TABLE 17.1-4 – DIFFERENCES BETWEEN WHITTLE AND MINE PLAN	129
TABLE 17.1-5 - LIFE OF MINE SCHEDULE	129
TABLE 17.1-6 – MINING MAJOR EQUIPMENT REQUIREMENTS	131
TABLE 17.1-7 – MINING MINOR EQUIPMENT REQUIREMENTS	132
TABLE 17.1-8 – SCHEDULED WORKING PERIODS	132
TABLE 17.1-9 – MAJOR EQUIPMENT SHIFT OPERATING TIME	133
TABLE 17.1-10 – ALLOCATED STOCKPILE REQUIREMENT	138
TABLE 17.1-11 – MAIN HAUL ROAD CONSTRUCTION PROGRAMME	140
TABLE 17.1-12 – MANPOWER REQUIREMENTS	143
TABLE 17.2-1 - ORE CHARACTERISTICS	146
TABLE 17.2-2 – MAJOR TESTWORK OUTCOMES	146
TABLE 17.2-3 - OPERATING SCHEDULE	147
TABLE 17.2-4 - PROCESS PLANT PRODUCTION SCHEDULE	147
TABLE 17.5-1 – MINING ANNUALISED OPERATING COSTS YEAR 1 - 3	162
TABLE 17.5-2 – MINING ANNUALISED OPERATING COSTS YEAR 4 - 7	162
TABLE 17.5-3 – SUMMARY OF MAJOR EQUIPMENT COSTS	163
TABLE 17.5-4 – MINING ANNUALISED LABOUR COSTS YEAR 1 - 3	164
TABLE 17.5-5 – MINING ANNUALISED LABOUR COSTS YEAR 4 - 7	165
TABLE 17.5-6 - SUMMARY OF OPERATING COSTS (HEAP LEACH)	167
TABLE 17.5-7 - REAGENTS & CONSUMABLES	167
TABLE 17.5-8 - POWER DRAW SUMMARY	168
TABLE 17.5-9 - SUMMARY OF OPERATING COSTS – CIL OPTION	169
TABLE 17.5-10 - GENERAL & ADMINISTRATION COST SUMMARY	170
TABLE 17.6-1 - CAPITAL COST SUMMARY – HEAP LEACH OPTION	171

NI43-101 TECHNICAL REPORT

TABLE 17.6-2 – MINING CAPITAL EXPENDITURE YEARS 1-4	173
TABLE 17.6-3 – MINING CAPITAL EXPENDITURE YEARS 5-8	173
TABLE 17.7-1 - FINANCIAL MODEL ASSUMPTIONS	177
TABLE 17.7-2 - FINANCIAL ANALYSIS RESULTS – HEAP LEACH OWNER OPERATED	178
TABLE 17.7-3 - CASH FLOW SUMMARY	179
TABLE 17.7-4 - GOLD PRICE SENSITIVITY	180
TABLE 17.7-5 - CAPEX SENSITIVITY	180
TABLE 17.7-6 - OPEX CHANGE	181
TABLE 17.7-7 - FINANCIAL ANALYSIS SUMMARY - OTHER SCOPING SCENARIOS	181

NI43-101 TECHNICAL REPORT

INDEX OF FIGURES

FIGURE 1 - AFRICA LOCALITY PLAN	189
FIGURE 2 - LOCATION WITHIN THE DEMOCRATIC REPUBLIC OF THE CONGO	190
FIGURE 3 - EXPLOITATION PERMIT LOCATIONS	191
FIGURE 4 - MAP OF THE NAMOYA PROPERTY	192
FIGURE 5 - LANDSAT IMAGE NAMOYA PROPERTY	193
FIGURE 6 - GEOCHEMICAL SAMPLING GRIDS, NAMOYA PROPERTY	194
FIGURE 7 - SOIL GEOCHEMICAL MAP, NAMOYA PROPERTY	195
FIGURE 8 – 2ND QUARTER 2006 INTER-LABORATORY COMPARISON Au<1.0 g/t	196
FIGURE 9 - 2ND QUARTER 2006 INTER-LABORATORY COMPARISON Au>1.0 g/t	196
FIGURE 10 – 3RD QUARTER 2006 INTER-LABORATORY COMPARISON Au<1.0 g/t	197
FIGURE 11 - 3RD QUARTER 2006 INTER-LABORATORY COMPARISON Au>1.0 g/t	197
FIGURE 12 – 4TH QUARTER 2006 INTER-LABORATORY COMPARISON Au<1.0 g/t	197
FIGURE 13 - 4TH QUARTER 2006 INTER-LABORATORY COMPARISON Au>1.0 g/t	197
FIGURE 14 – 1ST QUARTER 2007 INTER-LABORATORY COMPARISON Au>1.0 g/t	199
FIGURE 15 - 1ST QUARTER 2007 INTER-LABORATORY COMPARISON Au<1.0 g/t	199
FIGURE 16 – 2ND QUARTER 2007 INTER-LABORATORY COMPARISON Au<1.0 g/t	200
FIGURE 17 - 2ND QUARTER 2007 INTER-LABORATORY COMPARISON Au>1.0 g/t	200
FIGURE 18 – 3RD QUARTER 2007 INTER-LABORATORY COMPARISON Au<1.0 g/t	201
FIGURE 19 - 3RD QUARTER 2007 INTER-LABORATORY COMPARISON Au>1.0 g/t	201
FIGURE 20 – 1ST QUARTER 2008 INTER-LABORATORY COMPARISON Au<1.0 g/t	202
FIGURE 21 - 1ST QUARTER 2008 INTER-LABORATORY COMPARISON Au>1.0 g/t	202
FIGURE 22 – 2ND QUARTER 2008 INTER-LABORATORY COMPARISON Au<1.0 g/t	203
FIGURE 23 – 3RD QUARTER 2008 INTER-LABORATORY COMPARISON Au<1.0 g/t	203
FIGURE 24 - 3RD QUARTER 2008 INTER-LABORATORY COMPARISON Au>1.0 g/t	204
FIGURE 25 – 4TH QUARTER 2008 INTER-LABORATORY COMPARISON Au<1.0 g/t	204
FIGURE 26 – 4TH QUARTER 2008 INTER-LABORATORY COMPARISON Au>1.0 g/t	205
FIGURE 27 – 1ST QUARTER 2009 INTER-LABORATORY COMPARISON Au>1.0 g/t	205
FIGURE 28 - 1ST QUARTER 2009 INTER-LABORATORY COMPARISON Au<1.0 g/t	206
FIGURE 29 – 2ND QUARTER 2009 INTER-LABORATORY COMPARISON Au>1.0 g/t	206
FIGURE 30 – 2ND QUARTER 2009 INTER-LABORATORY COMPARISON Au<1.0 g/t	207
FIGURE 31 – 3RD QUARTER 2009 INTER-LABORATORY COMPARISON Au>1.0 g/t	207
FIGURE 32 – 3RD QUARTER 2009 INTER-LABORATORY COMPARISON Au<1.0 g/t	208
FIGURE 33 - 1ST QUARTER 2010 INTER-LABORATORY COMPARISON Au>1.0 g/t	208
FIGURE 34 - 1ST QUARTER 2010 INTER-LABORATORY COMPARISON Au<1.0 g/t	209
FIGURE 35 – 2ND QUARTER 2010 INTER-LABORATORY COMPARISON Au>1.0 g/t	209
FIGURE 36 – 2ND QUARTER 2010 INTER-LABORATORY COMPARISON Au<1.0 g/t	210
FIGURE 37 – 3RD QUARTER 2010 INTER-LABORATORY COMPARISON Au>1.0 g/t	210
FIGURE 38 – COMPARISON OF DUPLICATE ASSAYS – Au<0.5 g/t (SEPTEMBER 2010)	211
FIGURE 39 - COMPARISON OF DUPLICATE ASSAYS – Au>0.5 g/t (SEPTEMBER 2010)	211
FIGURE 40 - PERFORMANCE CHART OF BLANKS (2005 - SEPTEMBER 2010)	212
FIGURE 41 - LOCATION OF 50 g/t Au HIGH-GRADE CAP RELATIVE TO SAMPLES DISTRIBUTION AT MWENDAMBOKO	212
FIGURE 42 - SEMI-VARIOGRAM MODEL	213
FIGURE 43 - NAMOYA OREBODY WIREFRAME	214
FIGURE 44 - SECTION THROUGH MWENDAMBOKO, SHOWING RESOURCE CLASSIFICATION INTO MATERIAL TYPE	215
FIGURE 45 - SECTION THROUGH MWENDAMBOKO SHOWING RESOURCE CLASSIFICATION MEASURED	226
FIGURE 46 - TYPICAL FLYTCH THROUGH MWENDAMBOKO, 970m RL SHOWING RESOURCE CLASSIFICATION MEASURED	217
FIGURE 47 - RATE OF GOLD DISSOLUTION - OXIDE ORE	217
FIGURE 48 - RATE OF DISSOLUTION - TRANSITION ORE	218
FIGURE 49 - RATE OF GOLD RECOVERY: OXIDE ORE	219
FIGURE 50 - RATE OF GOLD RECOVERY: TRANSITION ORE	219
FIGURE 51 - NAMOYA CYANIDE CONSUMPTION DURING THE HEAP LEACH	220

NI43-101 TECHNICAL REPORT

1.	SUMMARY

1.1	INTRODUCTION& PROJECT OVERVIEW
This report has been prepared in response to an invitation by Banro Corporation (Banro) for SENET Pty. Ltd (SENET) to execute a preliminary assessment for the Namoya Gold Project in the Democratic Republic of the Congo.

The Namoya project consists of one exploitation permit covering an area of 174 km2 and is located approximately 225 km southwest of the town of Bukavu in Maniema Province in the east of the Democratic Republic of the Congo (the "DRC") (Figures 1 to 3). Namoya Mining SARL, which is wholly owned by Banro Corporation ("Banro"), has a 100% interest in the said permit. The Namoya property comprises four separate deposits: Mwendamboko and Muviringu to the northwest, Kakula in the centre and Namoya Summit to the southeast (Figure 4).

The main host rock for the gold mineralization is fine grained sericite schist with associated albite, quartz, chlorite and calcite. Quartz veins and quartz ‘stock works’ cross-cut the majority of the host sediments which have also been intruded by quartz-feldspar porphyry. The quartz systems and its associated sediments host the primary gold mineralization.

This technical report summarizes the results of the most recent mineral resource update of the Namoya mineralization, as well as the recently completed preliminary economic assessment of the Namoya project. This report is intended to comply with the requirements of National Instrument 43-101, including Form 43-101F1.

1.2	MINERAL RESOURCE STATEMENT
The most recent mineral resource estimates for Namoya which were press released on January 24 2011, followed from closed space shallow core drilling and sampling of the mineralized regolith material.  A total of 1594 shallow holes, consisting of 5964m of core, with an average hole depth of 3.74m (ranging from 0.5 m to 7.7m) had been drilled over Namoya during the period under review. A total of 212 holes (822.70 m) yielding 1,017 samples out of these shallow holes which were located on the Mwendamboko and Muviringu Deposit were included in the data used for the regolith resource determination. These new mineral resource estimates have been incorporated into a Preliminary Assessment of the Namoya Heap Leach Gold Project. As part of Banro's QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches. A total of 13,393 relative density measurements were taken from drill core at the deposits to convert volumes into tonnages. The mineral resources were estimated from the current and previous core drilling programs as well as previous verified adit information.

NI43-101 TECHNICAL REPORT

Page1

The methodology employed in estimating the mineral resources utilized a 3-dimensional wireframe model of the mineralization interpreted with 0.4 - 1.0 g/t Au sample cut-off, defined first in plan and on cross sections at 20m -40 m intervals. The ore body models were constrained within the wireframe with primary block dimensions of 10 m in the strike and cross structure directions, and 5 m in the vertical direction.

Semi-variograms were constructed for each deposit using one metre sample composite of the gold values. Some structure was apparent in the along strike and down-dip directions, and a Krige interpolation algorithm was adopted for the estimates given in the table below.

The recent topographic survey and in particular the updated pit survey at Mwendamboko have been used to deplete the models. Ore classification was carried out using solid wireframes to flag blocks as indicated and inferred. The improved geological knowledge coupled with the increased data density, the continuity of the mineralization and the increase reliability of the database, have allowed mineral resources to be classified with higher confidence.

SRK Consulting (UK) Limited ("SRK"), who undertook the initial data compilation in 1998 and followed it up with a valuation between 1999 and 2009, have reviewed the estimation method in respect of the Namoya Project, and determined the underlying model to be fit for the purposes of a Preliminary Assessment given that classification boundaries do not affect the Preliminary Assessment and that an open pit constraint is applied in the Preliminary Assessment process; however some recommendations are proposed going forward.

The table below summarizes the current mineral resource estimates for Namoya using a 0.4 g/t Au block cut-off.

TABLE 1.2-1 - MINERAL RESOURCE ESTIMATE BY DEPOSIT (EFFECTIVE DATE: JANUARY 24, 2011)

DEPOSIT	CLASS	TONS (Mt)	GRADE (g/t)	GOLD (Moz)
MWENDAMBOKO	MEASURED	2.92	3.02	0.28
MWENDAMBOKO	INDICATED	4.20	2.20	0.30
MWENDAMBOKO	INFERRED	4.01	1.73	0.22
KAKULA	MEASURED	0.82	2.04	0.05
KAKULA	INDICATED	1.76	2.50	0.14
KAKULA	INFERRED	1.27	1.69	0.07
NAMOYA SUMMIT	MEASURED	0.32	2.43	0.03
NAMOYA SUMMIT	INDICATED	2.78	2.27	0.20
NAMOYA SUMMIT	INFERRED	1.95	2.13	0.13
MURIVINGU	MEASURED	0.20	2.46	0.02
MURIVINGU	INDICATED	1.55	2.36	0.12
MURIVINGU	INFERRED	1.72	2.14	0.12

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Page2

DEPOSIT	CLASS	TONS (Mt)	GRADE (g/t)	GOLD (Moz)
TOTAL MEASURED		4.27	2.76	0.38
TOTAL INDICATED		10.31	2.29	0.76
TOTAL INFERRED		8.95	1.89	0.54

NB: Any apparent errors are due to rounding and are therefore not considered material to the estimate

The estimates for the Mineral Resources at Namoya compare to the previous (March 2009) estimates as follows:

TABLE 1.2-2 - CURRENT ESTIMATE (2010)

CATEGORY	TONS (Mt)	GRADE(g/t )	GOLD (Moz)
MEASURED	4.27	2.76	0.38
INDICATED	10.31	2.29	0.76
TOTAL	14.58	2.43	1.14
INFERRED	8.95	1.89	0.54
NB: Any apparent errors are due to rounding and are therefore not considered material to the estimate

TABLE 1.2-3 – PREVIOUS ESTIMATE (MARCH 2009 SRK ESTIMATES)

CATEGORY	TONS (Mt)	GRADE(g/t )	GOLD (Moz)
MEASURED	4.73	2.49	0.38
INDICATED	12.43	1.92	0.77
TOTAL	17.16	2.08	1.14
INFERRED	12.57	1.51	0.61
NB: Any apparent errors are due to rounding and are therefore not considered material to the estimate

At a cut-off grade of 0.4 g/t gold, there is 26% less material but with 17.5% higher grade, resulting in 4% less gold content in this in-house model relative to the previous SRK 2009 estimates. The higher grade but lower tonnage of the in-house model relative to the previous SRK model is a function of tighter wireframe modelling of the mineralization. The current mineral resource estimates are encouraging in terms of the increased grade and gives a clear scope of the project.

1.3	PRELIMINARY ASSESSMENT
An updated Preliminary Assessment (PA) of the Namoya Project was completed in January 2011 and the results are summarized in this report.

The Preliminary Assessment has been prepared with input from a number of independent consultants including SRK Consulting, Cardiff (mining and environmental), SGS Lakefield, Johannesburg (metallurgical testwork), Kappes Cassiday and Associates in Reno, Nevada (heap leach metallurgical testwork), AMEC, London (heap leach pads and ponds) and SENET, Johannesburg (processing and infrastructure). SENET also undertook the preliminary economic valuation and report compilation.

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This Preliminary Assessment follows on from the 2007 Preliminary Assessment of Namoya which assumed a CIL (carbon-in-leach) only processing route for the Mineral Resources. This current Preliminary Assessment, which assumes a heap leach only processing route, was undertaken to assess a lower capital cost alternative to the previous CIL option.

1.3.1	Mineral resources
The Namoya project's attributed Mineral Resources (which are set out in the following table) have been derived from resource drilling and assays received before October 10, 2010. These Mineral Resource estimates were prepared in accordance with National Instrument 43-101 based on information compiled by Banro's Vice President, Exploration, Daniel Bansah, who is a "qualified person" as such term is defined in National Instrument 43-101. Independent consultants, SRK Consulting (UK) Ltd. (“SRK”), determined in a report prepared for Banro in March 2009 that all fieldwork undertaken at Namoya by Banro between 2004 and 2009 was compliant with National Instrument 43-101 and provided updated Mineral Resource estimates for Namoya (reference is made to Banro’s March 11, 2009 press release). Following a closed space shallow core drilling and sampling of the regolith material, Banro undertook updated in-house Mineral Resource estimates for Namoya, which are set out in the table below. At a cut-off grade of 0.4 g/t gold, there is 26% less material but with 17.5% higher grade, resulting in 4% less gold content in this in-house model relative to the previous SRK 2009 estimates. The higher grade but lower tonnage of the in-house model relative to the previous SRK model is a function of tighter wireframe modelling of the mineralization. This has resulted in higher grades particularly in the Inferred model.

TABLE 1.3-1 – NAMOYA MINERAL RESOURCES (EFFECTIVE DATE JANUARY 24, 2011)

	MEASURED			INDICATED			INFERRED
TYPE	tons	g/t	oz	tons	g/t	oz	tons	g/t	oz
OXIDE	2,860,847	3.03	279,064	4,726,560	1.99	302,544	3,021,195	1.54	149,448
TRANSIT.	1,409,819	2.20	99,905	3,163,990	2.44	248,460	2,511,713	1.85	149,388
FRESH	-	-	-	2,414,945	2.68	208,332	3,419,254	2.22	244,290
TOTAL	4,270,666	2.76	378,969	10,305,495	2.29	759,336	8,952,162	1.89	543,126
(Using a 0.4 g/t cut-off grade)

1.3.2	Mine plan
SRK reviewed Banro’s Mineral Resource estimates as set out above and determined the underlying model to be fit for the purposes of this Preliminary Assessment given that classification boundaries do not affect the Preliminary Assessment and that an open pit constraint is applied in the Preliminary Assessment process; however some recommendations are proposed going forward. SRK undertook a mine plan based on Banro’s Measured, Indicated and Inferred Mineral Resources delineated to date as set out above. Pit optimizations were undertaken on the four principal deposits at Namoya based on the following parameters:

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TABLE 1.3-2 - PIT OPTIMIZATION PARAMETERS

PARAMETER	VALUE
GOLD PRICE	US$1,000/oz
DIESEL FUEL PRICE	US$1.20/litre
MINING DILUTION	5% at zero grade
MINING RECOVERY	95%
PIT SLOPES	Minus 40 to 50 degrees
METALLURGICAL RECOVERY	OXIDE ORE	86%
	TRANSITIONAL	84%

The following Mineral Resources for the oxide and transitional material were determined to be contained in an engineered pit design, optimum for owner operated mining:

TABLE 1.3-3 – NAMOYA OPEN PIT MINERAL RESOURCES (OXIDE & TRANSITIONAL MATERIAL ONLY)

YEAR	1	2	3	4	5	6	7	TOTAL
ORE (x 1,000 t)	1,991	2,000	2,000	2,001	2,000	2,001	1,236	13,230
GRADE (g/t)	2.60	2.23	2.04	2.27	1.95	2.07	3.25	2.29
WASTE (x 1,000 t)	3,291	3,757	6,046	7,574	8,855	7,981	3,096	40,600
STRIP RATIO	1.65	1.87	3.00	3.78	4.42	3.99	2.5	3.07
LG ORE (x 1,000)	30.6	50.1	39.2	27.7	42.6	47.7	11.3	249.2
GRADE (g/t)	0.42	0.43	0.46	0.54	0.52	0.55	0.61	0.49
TOTAL TONS TO PLANT	1,991	2,000	2,000	2,001	2,000	2,001	1,485	13,479
GRADE (g/t)	2.60	2.23	2.04	2.27	1.95	2.07	2.79	2.26

Economic open pit cut-off grades are estimated at 0.46 g/t Au for oxide and 0.67 g/t Au for the transitional materials.The mine schedule proposes the sequential mining of oxides and transitional ores from the open pits. Low grade stockpiles will also be processed at the end of the mine.

1.3.3	Processing
Previous metallurgical testwork, including recovery and comminution studies, has been completed for the Namoya oxide, transitional and fresh rock (sulphide) ore categories by SGS Lakefield in Johannesburg. These results indicated that excellent metallurgical recoveries, averaging 93.6% for oxides, 93% for the transitional and 92.6% for the fresh rock for a gravity and CIL plant, could be achieved for the low to medium competency ores. For the heap leach testwork, two bulk samples of oxide and transitional material were submitted to Kappes Cassiday and Associates in Reno, Nevada. These results demonstrated high metallurgical recoveries at a minus 10mm crush with moderate to low cement requirements for heap stability and percolation. Based on this testwork, SENET estimated final metallurgical recoveries for a heap leach operation to average 86% for the oxides and 84% for the transitional ore types.

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SENET scoped a 2.0MTPA heap leach processing facility with an up-front, three stage crushing system to produce minus 10 mm material which will be agglomerated and transported and stacked on a permanent leach pad via a series of conveyors. The mine site terrain at Namoya is well suited for a heap leach facility with the gentle slopes away from the small range of hills that contain the four pits, favourable for the location of leach pads and ponds.

The proposed mine processing plant production schedule is as follows:

TABLE 1.3-4 – PROCESSING PLANT PRODUCTION SCHEDULE

YEAR	1	2	3	4	5	6	7	TOTAL
TONS PROCESSED	1,991	2,000	2,000	2,000	2,001	2,002	1,485	13,479
GRADE (g/t Au)	2.60	2.23	2.04	2.27	1.95	2.07	2.79	2.26
MET. RECOVERY (%)	86	86	85.7	85.6	85.3	84.9	84	85.4
PRODUCTION (oz)	142,953	123,556	112,619	124,938	106,838	113,299	111,867	836,070
CASH COSTS (US$/oz)	281	330	382	369	449	419	309	359

1.3.4	Power
The total installed power for the mine is estimated at 4MW and will be provided by diesel generators.

1.3.5	Accessibility and transport
SENET has undertaken a preliminary and high-level analysis of access routes to the Namoya project for plant and equipment as well as ongoing production materials and consumables. Access to Bukavu is available predominantly via tar road from the port of Mombasa in Kenya. From Bukavu, it is proposed to use the N5 road to Uvira/Fizi and then upgrade the secondary road to Namoya.

1.3.6	Environmental and social aspects
Data collection and reporting for the pre-feasibility environmental and socio-economic baseline study at Namoya by SRK were largely completed by the end of 2009. Going forward, these will be updated as well as the water studies which remain to be finalised.

1.4	CAPITAL COST SUMMARY
The following table summarizes the expected capital costs for the Namoya project as projected by the independent consultants and includes preliminary discussions with equipment providers, supplemented with knowledge gained from current projects in Africa, including Banro’s Twangiza project where SENET is the overall EPCM contractor.

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TABLE 1.4-1 - CAPITAL COST SUMMARY- OWNER OPERATED

ITEM	COST (US$’000)
MINING
PLANT & EQUIPMENT	15.27
HAUL ROADS	1.96
FACILITIES	1.81
SUB-TOTAL	19.04

PROCESS PLANT
MACHINERY & EQUIPMENT	7.00
EARTHWORKS & CIVILS	5.56
PLATEWORK, STRUCTURAL & PIPING	4.43
ELECTRICAL & INSTRUMENTATION	2.10
HEAP LEACH AGGLOMERATION & STACKING EQUIPMENT	8.14
HEAP LEACH PADS & PONDS	5.76
TRANSPORTATION	4.69
SUB-TOTAL	37.68

INFRASTRUCTURE
POWER PLANT & FUEL FARM	3.14
BUILDINGS & ACCOMMODATION FACILITIES	5.29
OFFSITE ACCESS ROAD	8.83
VEHICLES & MOBILE PLANT	1.87
TRANSPORTATION	1.20
OTHER	3.13
SUB-TOTAL	23.46

OWNERS PREPRODUCTION COSTS	3.04
EPCM	9.55
OTHER (COMPENSATION, PLANT PREPROD. & INSURANCES	7.17
WORKING CAPITAL	5.19
CONTINGENCY	13.11
TOTAL PROJECT INITIAL CAPITAL COSTS	118.24
ONGOING CAPITAL	15.1

1.4.1	Other scoping scenarios
Capital cost estimates were also produced for three other scenarios with the following results:

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TABLE 1.4-2 - OTHER SCOPING SCENARIOS – CAPITAL COSTS

ITEM	H L ONLY CONTRACT MINING (US$’000)	H L + C I L OWNER MINING (US$’000)	H L + C I L CONTRACT MINING (US$’000)
CAPEX – PLANT & INFRAST. : HEAP LEACH	101,253	99,452	101,426
CAPEX – PLANT & INFRAST. : CIL	0	39,631	39,631
CAPEX – MINING	5,004	23,457	5,166
ONGOING CAPITAL	8,915	20,834	8,915
TOTAL CAPITAL	115,172	183,373	155,138
(HL denotes Heap Leach and CIL denotes Carbon-in-Leach)

1.5	OPERATING COST SUMMARY
Life-of-Mine operating costs for the owner operated heap leach option were determined and are summarized in table below.

TABLE 1.5-1 - SUMMARY OF LOM OPERATING COSTS: HEAP LEACH OWNER OPERATED

ITEM	UNIT COST (US$/TON)	UNIT COST (US$/OZ)
MINING	10.03	161.66
PROCESSING	8.10	130.62
G & A	3.14	50.61
ROYALTY & REFINING COSTS	0.99	16.00
TOTAL	22.26	358.89

1.5.1	Other scoping scenarios
Operating cost estimates were also produced for the other three scenarios with the following results:

TABLE 1.5-2 - OTHER SCOPING SCENARIOS – OPERATING COSTS

ITEM	H L ONLY CONTRACT MINING (US$/t)	H L + C I L OWNER MINING (US$/t)	H L + C I L CONTRACT MINING (US$/t)
MINING	16.62	11.50	17.57
PROCESSING	8.29	10.20	10.19
G&A	3.46	2.80	2.70
ROYALTY & REFINING COST	1.02	1.06	1.05
TOTAL	29.38	25.56	31.51

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1.6	FINANCIAL ANALYSIS
A cash flow valuation model for the Namoya Project was produced based upon the geological and engineering work completed to date using diesel generating power and with owner mining. The financial model also reflects the favourable fiscal aspects of the Namoya Project’s Mining Convention, which includes 100% equity interest and 10 year tax holiday from the start of production. An administrative tax of 5% for the importation of plant, machinery and consumables, a 1% royalty on gold sales and a 4% community net profits tax have been included in the projected capital and operating costs. The Base Case was developed using a long-term gold price of US$1,100 per ounce resulted in the following:

TABLE 1.6-1 - FINANCIAL ANALYSIS SUMMARY – HEAP LEACH OWNER MINING

ITEM	UNITS	HEAP LEACH OWNER MINING
LOM GOLD PRODUCTION	oz	836,070
PRODUCTION PERIOD	years	6.74
GOLD ANNUAL PRODUCTION – LOM	oz	124,053
LOM DIRECT OPERATING COSTS	US$/oz	343
LOM TOTAL CASH OPERATING COSTS	US$/oz	359
TOTAL CAPITAL COSTS	US$/oz	159
TOTAL PRODUCTION COSTS	US$/oz	518
POST TAX NPV	US$ million	270
IRR	%	62.6
UNDISCOUNTED PAYBACK PERIOD	years	1.01
PROJECT NET CASHFLOW AFTER TAX & CAPEX	US$ million	471.90

Calculated sensitivities show the significant upside leverage to gold prices and robust nature of the projected economics to operating assumptions.

1.6.1	Sensitivities

1.6.1.1	Gold price sensitivities

TABLE 1.6-2 - GOLD PRICE SENSITIVITIES

GOLD PRICE	IRR	NPV (US$’000)
US$/oz	%	5%	10%	15%
1,000	54.1	289	216	163
1,100	62.6	355	270	207
1,200	70.6	421	324	251

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1.6.1.2	Other sensitivities

TABLE 1.6-3 - CAPITAL COST SENSITIVITIES

	IRR	NPV (US$’000)
CAPEX VARIATION (%)%		5%	10%	15%
-10%	69.4	368	282	218
+10%	56.8	342	258	195

TABLE 1.6-4 – OPERATING COST SENSITIVITIES

	IRR	NPV (US$’000)
OPEX VARIATION (%)%		5%	10%	15%
-10%	65.3	379	289	222
+10%	59.8	331	251	191

The above financial analysis does not take into account ongoing exploration, feasibility, financing or interest costs.

1.6.2	Other scoping scenarios
Scoping project economics and financial analysis were also run on a number of other scenarios with the following results:

TABLE 1.6-5 - FINANCIAL ANALYSIS SUMMARY - OTHER SCOPING SCENARIOS

FINANCIAL SUMMARY		H L ONLY CONTRACT MINING	H L + CIL OWNER MINING	H L + C I L CONTRACT MINING
LOM GOLD PRODUCTION	oz	776,642	996,565	878,574
PRODUCTION PERIOD	years	6.12	7.55	6.71
GOLD ANNUAL PRODUCTION – LOM	oz	126,970	131,929	130,944
LOM DIRECT OPERATING COSTS	US$/oz	447	371	465
LOM TOTAL CASH OPERATING COSTS	US$/oz	463	387	481
TOTAL CAPITAL COSTS	US$/oz	148	184	177
TOTAL PRODUCTION COSTS	US$/oz	611	571	658
POST TAX NPV	M US$	244	314	242
IRR	%	66.7	55.1	54.6
UNDISCOUNTED PAYBACK PERIOD	years	0.96	1.27	1.21
NET CASHFLOW AFTER TAX & CAPEX	M US$	408.03	557.15	414.54

The results of this preliminary assessment of the Namoya Project are encouraging and warrant the progression of the Namoya project to the feasibility study stage.

1.7	PROJECT OPPORTUNITIES
Banro is actively pursuing a number of alternatives for enhancing and increasing the economics and financial returns relating to the Namoya project.  These include delineating additional resources from the known deposits as well as from a number of new prospects.

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1.8	CONCLUSIONS AND RECOMMENDATIONS
It is recommended that the exploration program at Namoya for the remainder of 2011 should focus on the following:

➢	Continue with regional follow up exploration programs to identifynew targets;

➢	Diamond drilling to test defined targets from follow up programs in order to generate additional Mineral Resources;

➢	Infill diamond drilling to obtain sufficient information for moving the Inferred Resources to the higher confidence Measured and Indicated categories;

➢	Refine the geological model and update the resource model, and subsequently convert the mineral resources to mineral reserves on completion of optimised pit designs;

➢
Completion of a feasibility study to provide increased confidence on the economicviability of the Namoya Project. For completion of the feasibility study, thefollowing will need to be undertaken in addition to the infill drilling:

➢	Geotechnical drilling to better assess pit slope stabilities for the proposed open pits;

➢
Additional metallurgical testwork to further define the chemical and physicalcharacteristics of the various ore material types in order to optimise heap leach plant recoveries and further define the processing plant flowsheet;

➢
Select preferred plant and other plant infrastructure sites (i.e. heap leach pad area, access roads, haul roads,waste dumps, accommodation village) and undertake initial geotechnical assessment and sterilization programs;

➢	Undertake a feasibility study on the hydroelectric potential for the Namoya Project;

➢	Further refine access and transportation routes;

➢	Complete the feasibility Environmental and Social Impact Assessment;

➢	Refine and complete engineering designs;

➢	Further refine capital and operating costs.

The budget for the Namoya Project for 2011 is US$6.03 million. A total of US$2.3 million has been assigned to drilling which accounts for approximately 38% of the total budget. The actual expenditures incurred at Namoya during 2011 will be dependent on the exploration results achieved during 2011.

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2.	INTRODUCTION

2.1	PROJECT OVERVIEW
The Namoya Project consists of one exploitation permit covering an area of 174 km2 and is located approximately 225 km southwest of the town of Bukavu in Maniema Province in the east of the Democratic Republic of the Congo (the "DRC") (Figures 1 to 3). Namoya Mining SARL, which is wholly owned by Banro Corporation ("Banro"), has a 100% interest in the said permit. The Namoya property comprises four separate deposits: Mwendamboko and Muviringu to the northwest, Kakula in the centre and Namoya Summit (Figure 4). Other prospects include the previously mined high grade Filon B.

Alluvial deposits of gold were first discovered at Namoya in 1930 and mined between 1931 and 1947. Primary gold was also discovered during this period and underground mining commenced on the Filon B deposit in 1947. Further discoveries of primary gold mineralization were made at Mwendamboko, Kakula, Namoya Summit and Muviringu where selective mining and mine development were carried out. The majority of this mining was based on small-scale underground development along specific mineralized quartz veins or 'stockwork' zones. During the 1950’s, a small open pit was established on the summit of Mwendamboko. Mining ceased in 1961, although there remained substantial un-mined resources in the various deposits plus several untested mineralized targets. Limited regional and strike exploration appears to have been conducted since 1961.

In 1996, when Banro acquired control of the Namoya Project, it also acquired a vast library of exploration data accumulated throughout the century pertaining to the Namoya Project. Consolidation, computerisation and interpretation of this data by Independent Consultants CME & Company during 1997 and 1998 confirmed the five historical deposits; Mwendamboko, Muviringu, Kakula, Namoya Summit and Filon B hosting significant gold mineralization.

In December 1998, SRK was commissioned by Banro to conduct the exploration program over the Namoya Project. However, due to political unrest in the DRC, which began in early August 1998, SRK was unable to conduct any fieldwork. The field team, which had already been mobilized to Johannesburg, was utilized to conduct a detailed geological investigation of the historical data. The main objective of this study was to use the CME database in conjunction with available geological data to construct 3-D geological models for the deposits. These models would then be used to refine the resource estimates and produce a more detailed exploration program for use when the situation in the DRC allowed access to the field.

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Namoya Mining SARL commenced modern day exploration program in November 2004 after the peace accord was signed in 2002 and President Joseph Kabila sworn in as the head of a transitional government in 2003. The initial exploration program included gridding, soil sampling and regional scale mapping. A detailed adit sampling and mapping program was initiated in early 2005 in order to covert a significant portion of the resource from the Inferred to Indicated category, gain an understanding on the controls and distribution of gold mineralization and confirm the historical assay data. Over 40% of the historical adits and trenches were re-sampled and mapped. Comparison between historical and modern analytical results has shown that there is little variability and no evidence of bias between the two data sets. The adit re-sampling program was successful in confirming the width and tenor of mineralization intersected in both trenches and adits and in converting 436,000 oz (4.56 million tonnes grading 2.97 g/t Au) from the initial 1,170,000 oz (10.21 million tonnes grading 3.6 g/t Au) of Inferred Resources into the higher Indicated Resource category. The detailed mapping greatly improved the understanding on the controls of mineralization.

In November 2005, two Longyear 38 diamond drill rigs were mobilized to commence drilling on the identified historical targets and other targets outlined by the soil geochemical program. By July 2006, 70 core holes totalling 9,442.21 m (Phase I) had been completed and an additional resource update was undertaken. By May 2007, an additional 36 drill holes totalling 7,411.53 m were completed in the newly identified targets and depth extensions to the known mineralization and on June 8, 2007 a new resource update was announced and Banro decided to undertook a Preliminary Assessment (or "scoping study") of the gold deposits found at Namoya which was headed by SENET as the principal engineering firm to compile the reports. A carbon-in-leach (CIL) processing route was assumed for this study. This culminated in the preparation of a technical report dated August 17, 2007 and entitled “Preliminary Assessment NI43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo”, a copy of which can be obtained from SEDAR at www.sedar.comand EDGAR at www.sec.gov.

In March, 2009 upon completion of an infill drilling which resulted in a total of 209 holes being drilled, an updated mineral resource compiled by SRK, U.K. was published. An in-house mineral resource was subsequently undertaken (and press released on January 24, 2011) following closed space shallow drilling of the Mwendamboko regolith material.

TABLE 2.1-1 - MINERAL RESOURCE ESTIMATE BY DEPOSIT (EFFECTIVE DATE JANUARY 24, 2011)

DEPOSIT	CLASS	TONS (Mt)	GRADE (g/t)	GOLD (Moz)
MWENDAMBOKO	MEASURED	2.92	3.02	0.28
MWENDAMBOKO	INDICATED	4.20	2.20	0.30
MWENDAMBOKO	INFERRED	4.01	1.73	0.22
KAKULA	MEASURED	0.82	2.04	0.05
KAKULA	INDICATED	1.76	2.50	0.14
KAKULA	INFERRED	1.27	1.69	0.07

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DEPOSIT	CLASS	TONS (Mt)	GRADE (g/t)	GOLD (Moz)
NAMOYA SUMMIT	MEASURED	0.32	2.43	0.03
NAMOYA SUMMIT	INDICATED	2.78	2.27	0.20
NAMOYA SUMMIT	INFERRED	1.95	2.13	0.13
MURIVINGU	MEASURED	0.20	2.46	0.02
MURIVINGU	INDICATED	1.55	2.36	0.12
MURIVINGU	INFERRED	1.72	2.14	0.12
TOTAL MEASURED		4.27	2.76	0.38
TOTAL INDICATED		10.31	2.29	0.76
TOTAL INFERRED		8.95	1.89	0.54
NB: Any apparent errors are due to rounding and are therefore not considered material to the estimate

On the basis of the findings to date, Banro decided to undertake an updated Preliminary Assessment of the gold deposits found at Namoya assuming a heap leach processing route. SENET was appointed by Banro as the principal engineering company to compile this updated Preliminary Assessment report in accordance with NI 43-101.All fieldwork undertaken since the commencement of exploration in November 2004 has been determined to be compliant with National Instrument 43-101 ("NI 43-101").

2.2	PURPOSE OF THIS TECHNICAL REPORT
This report is an update to the August 2007 report.SENET undertook a technical visit to the DRC in October 2010. The objectives of the visit were to inspect the site of the Namoya deposits as well as the surrounding infrastructure and to assess the available information and data pertaining to the resource. Part of SENET’s responsibilities was the oversight of the metallurgical testwork, preliminary process plant design, identification of infrastructural needs and the calculation of the overall capital and operating costs for the envisaged heap leach project. In addition, SENET has liaised with Banro, SRK Consulting (Cardiff office in the United Kingdom), Knight Piesold Ltd. (Vancouver office in Canada), SGS Lakefield (Johannesburg office in South Africa), Kappes Cassiday and Associates in Reno, Nevada (heap leach metallurgical testwork) and AMEC, London (heap leach pads and ponds). SENET also undertook the preliminary economic valuation and the NI43-101 report compilation. The engineering performed in preparing this report was limited to that deemed necessary to establish the essential elements of the project in order to arrive at a logical conclusion as to the viability of the project, taking into account the geology, mineral resources, mining, metallurgical testwork, processing, infrastructure, environmental considerations, capital and operating costs and economic valuation.

2.3	SOURCES OF INFORMATION AND DATA
This report is based on information and data gathered by a number of independent organizations and consultants namely:

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➢	SRK Consulting (United Kingdom) - Mineral Resource;

➢	SRK Consulting (South Africa) - Mining;

➢	SGS Lakefield (South Africa) – Metallurgical testwork;

➢	Kappes Cassiday and Associates in Reno, Nevada (heap leach metallurgical testwork)

➢	SENET (South Africa) – Process Plant, Infrastructure, Economic Valuation;

➢	Banro Corporation.

2.4	SCOPE OF PERSONAL INSPECTIONS OF THE PROPERTY

2.4.1	Qualified persons
The "qualified persons" (within the meaning of NI 43-101) for the purposes of this report are Daniel K. Bansah of Banro Corporation (“Banro”), Sean Cremin of SRK Consulting and Rudi Rautenbach of SENET. All of the qualified persons have visited the Namoya Project site.

2.4.1.1	Daniel K. Bansah
Daniel K. Bansah, who is a Member and Chartered Professional of The Australasian Institute of Mining and Metallurgy (Aus I.M.M.), the Company's Vice President, Exploration and a "qualified person" (as such term is defined in National Instrument 43-101), is responsible for the current Mineral Resource estimates for the Namoya project, and is based in the DRC.

2.4.1.2	Sean Cremin
Sean Cremin, who is a Principal Mining Engineer at SRK and a "qualified person" (as such term is defined in National Instrument 43-101), is responsible for the mining aspects of this Preliminary Assessment (including pit optimizations) and visited the Namoya Project site in 2007.

2.4.1.3	Rudi Rautenbach
Rudi Rautenbach, who is the Studies Manager at SENET and a member of the South African Institute of Mining and Metallurgy, a registered Professional Engineering Technologist with the Engineering Council of South Africa and a registered Professional Natural Scientist (Metallurgical) with the South African Council for Natural Scientific Professions and a "qualified person" (as such term is defined in National Instrument 43-101), is responsible for the process plant and associated infrastructure designs for the Namoya project. He visited the Namoya site in October 2010.

2.4.2	Responsibility matrix of qualified persons
The table below describes the responsibilities of each qualified person, referenced to this technical report:

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TABLE 2.4-1 – RESPONSIBILITY MATRIX OF QUALIFIED PERSONS

SEC.	SECTION TITLE	RESPONSIBLE QP
1	SUMMARY
1.1	Introduction &project overview	Dan Bansah
1.2	Mineral resource statement	Dan Bansah
1.3	Preliminary assessment	Dan Bansah
1.4	Capital cost Summary	Rudi Rautenbach
1.5	Operating cost summary	Rudi Rautenbach
1.6	Financial analysis	Rudi Rautenbach
1.7	Project opportunities	Dan Bansah
1.8	Conclusions &recommendations	Dan Bansah
2	INTRODUCTION & PROJECT OVERVIEW
2.1	Project overview	Dan Bansah
2.2	Purpose of this technical report	Dan Bansah
2.3	Sources of information and data	Dan Bansah
2.4	Scope of personal inspections of the property	ALL
2.5	Reliance on other experts	Dan Bansah
2.6	Cautionary notes	Dan Bansah
3	PROPERTY DESCRIPTION & LOCATION	Dan Bansah
4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE	Dan Bansah
5	HISTORY	Dan Bansah
6	GEOLOGICAL SETTING	Dan Bansah
7	DEPOSIT TYPES	Dan Bansah
8	MINERALIZATION	Dan Bansah
9	EXPLORATION	Dan Bansah
10	DRILLING	Dan Bansah
11	SAMPLING METHOD & APPROACH	Dan Bansah
12	SAMPLE PREPARATION, ANALYSES & SECURITY	Dan Bansah
13	DATA VERIFICATION	Dan Bansah
14	ADJACENT PROPERTIES	Dan Bansah
15	MINERAL PROCESSING & METALLURGICAL TESTING	Rudi Rautenbach
16	MINERALS RESOURCE & MINERAL RESERVE ESTIMATE	Dan Bansah/Sean Cremin
17	OTHER RELEVANT DATA & INFORMATION	Dan Bansah
17.1	Mine study	Dan Bansah / Sean Cremin
17.2	Process plant design criteria	Rudi Rautenbach
17.3	Process plant description	Rudi Rautenbach
17.4	Infrastructure &other site services	Rudi Rautenbach
17.5	Operating costs	Rudi Rautenbach
17.6	Capital costs	Rudi Rautenbach
17.7	Economic model &financial analysis	Rudi Rautenbach
18	INTERPRETATION & CONCLUSION	Dan Bansah

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SEC.	SECTION TITLE	RESPONSIBLE QP
19	RECOMMENDATION	Dan Bansah
20	REFERENCES	Dan Bansah
21	DATE & SIGNATURE PAGE	ALL
22	CERTIFICATES OF QUALIFIED PERSONS	ALL
23	FIGURES	ALL

2.5	RELIANCE ON OTHER EXPERTS
Not applicable.

2.6	CAUTIONARY NOTES
The preliminary assessment included in this report is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the preliminary assessment will be realized. Actual results may differ significantly.Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure, except in the case of the preliminary assessment. Inferred Mineral Resources are excluded from estimates forming the basis of a full feasibility study.

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this report, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

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3.	PROPERTY DESCRIPTIONAND LOCATION

The Namoya Project is located in the northern part of Maniema Province in the east of the DRC, approximately 225 km southwest of the town of Bukavu (Figures 1 and 2).The Namoya project consists of one exploitation permit with an area centred at approximately 4.0º south and 27.5º east and covers an area of 174 km2 (Figures 3 and 4). Namoya Mining SARL, which is wholly-owned by Banro, has a 100% interest in the said permit.

Additional information regarding the Namoya Project with respect to property description and location is set out in the technical report of Michael B. Skead dated March 30, 2006 and entitled "NI 43-101 Technical Report, Namoya Project, Maniema Province, Democratic Republic of the Congo" (the "March 2006 Technical Report").  A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

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4.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Information regarding accessibility, climate, infrastructure, physiography and local resources is set out in the March 2006 Technical Report.  A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

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5.	HISTORY

Information regarding Namoya's exploration and mining history is set out in the March 2006 Technical Report.  A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

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6.	GEOLOGICAL SETTING

Additional Information regarding Namoya’s geology is set out in the March 2006 Technical Report.  A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

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7.	DEPOSIT TYPES

Information regarding Namoya’s mineral deposit types is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

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8.	MINERALIZATION

Information regarding Namoya’s mineralization is out in the March 2006 Technical Report.  A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com

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9.	EXPLORATION

The exploration on the Namoya project has been divided into historical exploration and recent exploration that has been carried out from November 2004 to September 2010.

9.1	HISTORICAL EXPLORATION
Historical exploration on the Namoya project is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

All the available geological and assay information for the area comes from work conducted by the Compagnie Zairoise d’Enterprises Minières (Cobelmin). Cobelmin ceased operations in 1961 due to civil unrest, and no further work appears to have been conducted in the area since. Artisanal miners continue to work in the area to this day.

The historical exploration data includes:

➢	10,820 prospecting samples from 1,237 pits over an area of 4.5 km2;

➢	519 samples from 12 trenches totalling 519 m;

➢	10,144 samples from 103 adits and crosscuts totalling 8,530 m;

➢	6,462 samples from 112 diamond drillholes totalling some 9,540 m; and

➢	2,751 samples from four bench levels in the Mwendamboko open pit.

9.2	RECENT EXPLORATION
Banro commenced an exploration program at Namoya in November 2004. This section, together with section 10 (“Drilling”), section 11 (“Sampling Method and3 Approach”), section 12 (“Sample Preparation, Analysis & Security”) and section 13 (“Data Verification”) relate to the exploration work conducted by Banro on the Namoya Project from November 2004 to the 10th September, 2010 and assay results received before 10th October 2010.

9.2.1	Regional work
The regional exploration activities involved prospecting on a property scale as well as more regional studies designed to assist with the overall understanding of the geology in the region. The program included the interpretation of Landsat imagery map, regional mapping and soil sampling. The tablesbelow show exploration statistics.

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TABLE 9.2-1 – FIELD EXPLORATION STATISTICS – NOVEMBER 2004 TO SEPTEMBER 2010 (PART 1)

	Grid	DD	AD	Tre	RG
MONTH	(km)	(m)	(m)	(m)	(m)
NOV-DEC ‘04	37.92	0	0	0	0
JAN–DEC ‘05	80.3	4,279	2,144	2,234	0
JAN–DEC ‘06	313.33	10,820	61	2,532	0
JAN–DEC ‘07	15.44	5,632	0	1,634	1,517
JAN–DEC ‘08	108.65	13,649	0	3,059	2
JAN–DEC ‘09	359.88	0	2,421	113.6	90
JAN–SEP ‘10	35.42	86	3,621	4,047	100
TOTAL	950.94	34,468	8,248	13,620	735

TABLE 9.2-2 – FIELD EXPLORATION STATISTICS – NOVEMBER 2004 TO SEPTEMBER 2010 (PART 2)

	SAMPLES
MONTH	SS	Soil	RC	HS	RD
NOV-DEC ‘04	0	795	7	10	0
JAN–DEC ‘05	0	3,386	524	43	0
JAN–DEC ‘06	0	5,953	152	9	4,441
JAN–DEC ‘07	1,517	0	339	1	4,324
JAN–DEC ‘08	2	2,,467	63	3	4,628
JAN–DEC ‘09	90	8,048	1,339	62	0
JAN–SEP ‘10	100	891	139	13	0
TOTAL	1,709	21,540	2,563	141	13,393

TABLE 9.2-3 – FIELD EXPLORATION STATISTICS – NOVEMBER 2004 TO SEPTEMBER 2010 (PART 2)

	SAMPLES
	PETROGRAPHY
MONTH	THIN	POLISHED	ADIT	TRENCH	DD	AD	RG
NOV-DEC ‘04	0	0	237	0	0	0	0
JAN–DEC ‘05	45	12	2,262	1,707	5,095	0	0
JAN–DEC ‘06	32	12	64	2,537	11,883	0	0
JAN–DEC ‘07	10	6	14	1,736	5,518	0	545
JAN–DEC ‘08	5	0	192	2,831	10,706	0	0
JAN–DEC ‘09	0	0	0	113	0	3,033	134
JAN–SEP ‘10	5	0	0	4,221	73	4,894	165
TOTAL	97	30	2,769	13,145	33,275	7,927	844

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9.2.1.1	Landsat imagery
A brief study of the Landsat data was conducted by SRK in 1998. Although the scale of theimage is too small for detailed deposit scale work, some regional features were noted. Thedominant trend throughout most of the region is northeast southwest, i.e. the KibaranMetallogenic Province trend. This trend is present in the northern part of the image, throughoutthe Kamituga and Lugushwa Projects. There is a distinct and notable change in this orientation south of the Simunambi River where the major structures are oriented in a west-northwest-east-southeast direction. This orientation is seen over the Namoya project. Figure 5 displays the regional and local Landsat images with the structural lineaments and faults that were noted during this work.

9.2.1.2	Regional mapping
To aid in developing the regional and deposit scale geology, artisanal pits and rock exposureswere sampled and mapped. Regolith mapping and mapping of drainage paths have also beenconducted. A total of 2,563 rock chip/channel samples were collected during the period underreview. In addition, petrographic studies involving 30 polished sections and 97 thinsections were undertaken.

9.2.1.3	Soil geochemistry
Thirteen different grids (Namoya, Kankurube, Kibiswa, Musumbukutu, Matongo, Longwe, Lusako, Longwe extension, Kimbala, Nyamele, Isumo, Kabukiti and Yovote ridge and spur) were sampled (Figure 6). Cross-lines were spaced between 80 m and 160 m intervals and varied in length between 1 km and 4 km long. Soil geochemical samples are taken at 40 m intervals along the cross-lines. As at September 2010, field work totalling 950.94 line km had been cut and 21,540 (including 1,709ridges and spur) soil geochemical samples collected and sent for analysis. Only ridge and spur sampling was carried out on the Yovote grid. The soil geochemical gridswere surveyed using differential GPS.

9.2.2	Prospect scale
This involved exploring on a prospect scale and the studies designed to assist with the overallunderstanding of the geology of the prospects. The program included trenching and adit re-samplingand mapping.

9.2.2.1	Trenching
Trenching has been conducted over areas that display anomalous gold values resulting from theregional soil sampling, and also areas already defined by the historical studies and new targetsgenerated by structural studies. Trenches were excavated by hand using picks and shovels untilbedrock was intersected, generally at depths of 1 m – 3 m. The site geologist mapped all thetrenches. A total of 13,620.84m of trenching were excavated the metre age includeschannel samples which were cut. Channel samples were taken with a conventional hammer and chisel with 8 cm -10 cm grooves cut in the floor of the trenches. A total number of 13,145 samples were generated from these two sampling methods during period under review.

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9.2.2.2	Adit re-sampling program
Adit re-sampling has been conducted in all accessible historical adits. The main objective of theadit re-sampling program was to confirm the tenor of grade and widths of mineralization asindicated in the historical data. The results obtained from the re-sampling program are set outin the March 2006 Technical Report. A copy of the March 2006 Technical Report can beobtained from SEDAR atwww.sedar.com.

The re-sampling program involved the use of a motorised saw, cutting consistent grooves 10 cmin width on one side of the adit at waist level. In selective zones, channels were made on eitherside of the adit walls. The 10 cm width cut in adit walls was to ensure that appropriate volume ofmaterial was sampled. 2,769 channel samples were cut from 40% of all historical adits.Geological mapping was however carried out in all accessible drives and cross-cuts from the four prospects of Namoya Summit, Kakula, Muviringu and Mwendamboko. Detailed mappingof structure, alteration and mineralization was carried out in order to gain an understanding onthe controls and distribution of mineralization. Statistically there is no apparent bias betweenhistorical and recent assays of the adits re-sampled.

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10.	DRILLING

10.1	DIAMOND DRILLING
The first phase of the drilling at Namoya by Banro commenced in August 2005 and consisted of 70 diamond drill holes totalling 9,442.21 m drilled parallel and close to or just below existing adit data. The drilling was designed first to test the accuracy and repeatability of the previous work and ultimately the validity of all the historical data and finally to increase the amount of Indicated Resource in the existing models.

This first phase confirmation-drilling program was carried out on the 3 principal prospects of Mwendamboko, Kakula and Namoya Summit. Geosearch International Limited, an experienced drilling contract company based in South Africa, carried out the drilling program on behalf of Banro using two Longyear 38 rigs. The drill program was fully helicopter supported, including rig moves. An A-Star 350 B2 helicopter (owned and operated by Wilddog Helicopters) was used for the moving of drills, materials and personnel from site to site.

All drill holes collars were surveyed with Real Time DGPS equipment. Drill holes collar azimuths were established at surface by using hand held compasses. Down-hole surveying of drill holes utilized a Reflex Single Shot or Flexit instrument, which measures both azimuth and dip. Orientation was carried out by the “Spear” method or other gravity-based Ezy Mark system.

As part of the second phase of drilling, 36 diamond drill holes totalling 7,411.53 m were completed in May 2007. This phase of drilling was undertaken to follow-up newly identified targets and depth extensions to the known mineralization. Between May 2007 and end of 2008, an additional 103 holes were drilled bringing the total number of hole drilled to 209.

Infill and extension drilling is currently in progress with holes designed to further test the depth and strike extensions of the existing geological model and provide assay data in areas of sparse data to raise the confidence of the modelled mineralized zones. Exploration drilling is also being designed to test new targets highlighted from the regional follow up work.Figure 7 shows the holes drilled to date at Namoya and the table below show the specifications of the drill holes.21 holes were drilled for metallurgical testwork. Core recovery to date averages89.0%.Most drill holes commence using PQ diameter, which is reduced to HQ and later NQ depending on the formation being drilled.

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TABLE 10.1-1 - DIAMOND DRILL HOLE SPECIFICATIONS

ID	NORTHING	EASTING	ELEV.	EOH	AZIM	INCLIN.	SAMPLES	PROSP.
	(UTM)	(UTM)	(UTM)	(m)	(o)	(o)
NDD001	9557636.10	560960.14	978.62	127.5	236	-51	146	MM
NDD002	9557677.80	560954.34	979.35	90.8	236	-49	93	MM
NDD003	9557715.76	560939.51	979.97	127.5	236	-48	147	MM
NDD004	9557585.92	560954.60	979.11	46.8	236	-50	56	MM
NDD004B	9557585.23	560953.48	979.13	128.3	236	-52	146	MM
NDD005	9557716.04	560939.97	979.88	157.7	236	-66	184	MM
NDD006	9557538.85	560961.06	978.80	101	236	-55	115	MM
NDD007	9557757.95	560926.05	993.00	136.9	236	-51	158	MM
NDD008	9557774.52	560945.63	993.09	170.1	236	-51	188	MM
NDD009	9557561.11	560996.15	956.06	155.1	236	-53	189	MM
NDD010	9557736.83	560896.57	992.57	76.7	236	-50	81	MM
NDD011	9557616.80	560997.16	956.64	199.7	236	-51	209	MM
NDD012	9557773.03	560888.51	993.99	103.7	236	-51	111	MM
NDD013	9557806.65	560852.30	1003.95	136.8	236	-50	151	MM
NDD014	9557697.24	560981.31	963.99	172.8	236	-54	184	MM
NDD015	9557985.87	560722.98	957.74	103.9	236	-50	114	MM
NDD016	9558011.42	560693.54	947.94	157.9	236	-53	186	MM
NDD017	9557937.63	560715.22	979.09	112.8	236	-51	119	MM
NDD018	9557655.10	560983.79	964.33	152.4	236	-53	164	MM
NDD019	9557906.88	560722.13	984.44	115.8	236	-52	134	MM
NDD020	9557877.64	560753.13	985.92	94.9	236	-51	118	MM
NDD021	9557867.51	560801.82	984.86	115.8	236	-52	158	MM
NDD022	9557837.08	560823.32	996.71	130.8	236	-51	188	MM
NDD023	9556902.06	561526.38	945.36	111.3	290	-50	153	KK
NDD024	9556938.68	561555.29	945.80	114.6	290	-70	147	KK
NDD025	9556978.71	561575.55	945.27	137	290	-59	182	KK
NDD026	9557019.96	561585.83	945.33	142.2	290	-57	200	KK
NDD027	9557057.92	561601.03	932.89	105.4	290	-51	142	KK
NDD028	9557046.21	561634.69	912.03	163	290	-54	191	KK
NDD029	9556279.87	561827.28	904.98	108.8	360	-55	128	KK
NDD030	9557011.21	561616.53	922.04	161.1	290	-52	217	KK
NDD031	9556279.71	561828.35	905.08	60.9	5	-65	76	KK
NDD032	9556966.86	561606.61	923.77	134	290	-52	165	KK
NDD033	9556925.53	561591.28	921.75	120	290	-65	151	KK
NDD034	9556513.42	561854.65	971.67	111.8	233	-53	123	NS
NDD035	9556447.59	561908.07	973.08	87.77	233	-59	109	NS
NDD036	9556513.42	561854.65	971.67	124.82	233	-58	158	NS
NDD037	9556457.59	561849.99	978.36	78.77	233	-60	97	NS

NI43-101 TECHNICAL REPORT

Page29

ID	NORTHING	EASTING	ELEV.	EOH	AZIM	INCLIN.	SAMPLES	PROSP.
NDD038	9556493.78	561827.65	982.56	76.4	233	-52	99	NS
NDD039	9556512.85	561855.87	971.78	380	180	-53	467	FB
NDD040	9556593.65	561828.79	957.14	112.8	233	-50	153	NS
NDD041	9556571.83	561802.24	975.50	69.47	233	-55	115	NS
NDD042	9556541.60	561827.63	978.99	112.9	233	-54	146	NS
NDD043	9556561.82	561852.33	957.20	125.05	233	-50	186	NS
NDD044	9556529.02	561874.96	957.33	141.9	233	-57	238	NS
NDD045	9556491.60	561896.38	957.30	128.25	233	-60	180	NS
NDD046	9556470.13	561936.20	957.39	153.56	233	-65	237	NS
NDD047	9556505.25	561908.38	949.35	148.9	233	-78	227	NS
NDD048	9556469.60	561937.06	957.43	111.4	180	-55	153	NS
NDD049	9557118.58	561607.82	917.23	132.3	270	-51	193	KK
NDD050	9557161.40	561582.28	921.41	110.48	270	-50	170	KK
NDD051	9557237.58	561526.62	907.25	136.25	270	-51	202	KK
NDD052	9557201.80	561546.18	915.50	91.2	270	-52	120	KK
NDD053	9557277.59	561504.56	895.18	137.15	270	-52	166	KK
NDD054	9557116.86	561634.31	905.50	163.7	270	-54	206	KK
NDD055	9557147.55	561611.87	910.02	160.8	270	-55	232	KK
NDD056	9557198.60	561588.44	900.75	142.8	270	-53	187	KK
NDD057	9557236.90	561577.21	885.19	184.8	270	-52	237	KK
NDD058	9556953.33	561639.66	903.04	159.7	290	-51	213	KK
NDD059	9556998.24	561656.61	893.69	142.62	290	-51	189	KK
NDD060	9557500.84	560978.90	972.86	109.2	236	-52	133	MW
NDD061	9557708.58	560997.27	955.88	239	236	-63	307	MW
NDD062	9557740.65	560983.79	968.35	184.8	236	-55	192	MW
NDD063	9557888.37	560827.33	994.16	154.7	236	-55	156	MW
NDD064	9558020.56	560648.34	937.92	103.9	236	-52	117	MW
NDD065	9557933.33	560758.22	963.80	155.14	236	-52	161	MW
NDD066	9557887.10	560419.46	929.57	206.05	225	-51	212	MV
NDD067	9557767.60	560557.93	934.37	128.09	225	-50	119	MV
NDD068	9557034.69	561670.73	889.42	153.01	290	-57	146	KK
NDD069	9556562.83	561918.62	918.76	211.9	233	-50	191	NS
NDD070	9556556.54	561978.59	892.98	212.04	233	-53	190	NS
NDD071	9556587.37	561885.72	927.51	189.19	233	-50	173	NS
NDD072	9557827.23	560485.56	929.65	196.99	225	-50	187	MV
NDD073	9557766.61	560158.68	896.42	152.18	360	-50	143	MV
NDD074	9557740.57	560234.32	903.47	103.92	360	-50	87	MV
NDD075	9557682.87	561020.99	945.94	210.2	236	-54	188	MW
NDD076	9557733.11	561032.90	945.68	262.75	236	-60	248	MW
NDD077	9557084.21	560616.04	817.18	160.6	205	-50	137	SEK
NDD078	9557054.37	560677.32	820.38	172.55	205	-56	167	SEK

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ID	NORTHING	EASTING	ELEV.	EOH	AZIM	INCLIN.	SAMPLES	PROSP.
NDD079	9557794.16	560969.77	993.54	268.95	236	-56	262	MW
NDD080	9557795.64	560918.67	998.70	230.28	236	-56	220	MW
NDD081	9557767.62	561011.51	967.46	220.78	236	-59	188	MW
NDD082	9557686.08	560670.24	939.02	22.85	225	-50	16	MV
NDD083	9557686.33	560670.37	939.02	172.78	225	-60	166	MV
NDD084	9557917.28	560451.72	914.60	253.68	225	-50	239	MV
NDD085	9557840.26	560424.06	939.70	127.83	225	-50	133	MV
NDD086	9557799.48	560587.74	924.91	196.86	225	-53	200	MV
NDD087	9557097.81	561324.11	897.95	172.68	180	-50	173	KK
NDD088	9556611.18	561916.66	902.59	199.68	233	-53	187	NS
NDD089	9556425.61	562013.87	949.80	232.78	180	-55	227	FB
NDD090	9556410.62	561963.70	972.74	196.68	180	-57.5	183	FB
NDD091	9556410.62	561963.70	972.74	238.93	180	-62	228	FB
NDD092	9556590.04	561946.20	894.48	169.7	233	-50	151	NS
NDD093	9556584.67	562013.23	871.25	190.7	233	-50	187	NS
NDD094	9557106.98	560580.07	807.03	217.7	205	-50	216	SEK
NDD095	9557641.96	560756.10	940.84	262.7	56	-50	256	MW
NDD096	9557640.65	560755.02	940.66	247.8	225	-60	237	MV
NDD097	9557715.61	560646.11	948.36	189.8	225	-60	174	MV
NDD098	9557715.61	560697.57	948.16	175.9	225	-60	182	MV
NDD099	9557806.49	561134.14	907.36	412.8	236	-56	432	MW
NDD100	9556618.23	562049.90	854.93	250.7	233	-51	227	NS
NDD101	9556654.15	562027.15	851.45	299.9	233	-55	294	NS
NDD102	9556152.13	563598.01	806.75	113.4	45	-50	102	KR
NDD103	9557673.93	560717.33	938.14	190.85	225	-62	195	MV
NDD104	9557828.28	561019.58	967.74	321.03	236	-57	319	MW
NDD105	9556545.63	562027.83	881.22	232.85	233	-57	205	NS
NDD106	9557781.24	560503.91	934.18	145.75	225	-54	142	MV
NDD107	9557729.89	560589.36	940.20	196	225	-62	187	MV
NDD108	9557729.23	561159.12	929.19	310.85	236	-56	313	MW
NDD109	9557729.23	561159.12	929.19	505.78	236	-59	515	MW
NDD110	9556577.21	562067.87	859.65	216.07	233	-58	203	NS
NDD111	9556577.21	562067.87	859.65	297.47	233	-63	297	NS
NDD112	9557667.11	560769.75	955.39	212.4	225	-66	205	MV
NDD113	9557623.18	560667.46	913.39	186.5	225	-55	197	MV
NDD114	9557657.96	560698.10	928.16	258	225	-55	261	MV
NDD115	9557660.26	560646.52	935.62	143	225	-56	158	MV
NDD116	9557742.50	560666.83	947.80	238.9	225	-58	245	MV
NDD117	9557716.95	560697.12	948.15	220.6	225	-70	237	MV
NDD118	9557850.03	560501.88	921.66	243.4	225	-60	256	MV
NDD119	9557754.39	560607.50	939.85	249.5	225	-62	262	MV

NI43-101 TECHNICAL REPORT

Page31

ID	NORTHING	EASTING	ELEV.	EOH	AZIM	INCLIN.	SAMPLES	PROSP.
NDD120	9557863.23	560440.31	930.51	171	225	-60	190	MV
NDD121	9557745.14	560534.02	937.21	96	225	-50	78	MV
NDD122	9557698.37	560626.47	949.18	74.1	225	-51	57	MV
NDD123	9557632.31	560623.29	925.36	118.5	225	-55	110	MV
NDD124	9557650.08	560599.63	932.62	60.2	225	-52	45	MV
NDD125	9557650.08	560599.63	932.60	116.2	225	-56	92	MV
NDD126	9557710.15	560577.61	936.42	179.2	225	-52	179	MV
NDD127	9557848.18	560381.70	947.93	167.06	225	-50	180	MV
NDD128	9557819.01	560405.14	949.65	134.2	225	-49	135	MV
NDD129	9557809.13	560463.92	935.54	80.8	225	-48	82	MV
NDD130	9557908.20	560371.15	934.04	251.2	225	-54	263	MV
NDD131	9557688.74	560996.09	956.14	210.2	236	-57	209	MW
NDD132	9557656.99	560956.46	979.18	149.75	236	-53	162	MW
NDD133	9557604.57	560952.01	979.43	139.62	236	-54	162	MW
NDD134	9557579.09	560992.69	956.01	183.3	236	-55	199	MW
NDD135	9557726.78	560981.81	964.93	192.2	236	-53	214	MW
NDD136	9557557.09	560956.18	978.79	159	236	-52	168	MW
NDD137	9557701.90	560946.90	979.81	173.95	236	-49	182	MW
NDD138	9557728.05	560919.10	990.51	176.65	236	-53	182	MW
NDD139	9557755.67	560958.69	979.74	117.4	236	-57	101	MW
NDD140	9557755.75	560889.68	993.46	213.6	236	-57	213	MW
NDD141	9557755.67	560958.69	979.74	224.8	236	-60	226	MW
NDD142	9557786.94	560928.40	997.62	147.1	236	-51	147	MW
NDD143	9557826.76	560880.36	1005.77	239.1	236	-62	239	MW
NDD144	9557637.97	560994.95	956.48	192.6	236	-57	145	MW
NDD145	9557785.30	560861.80	1004.33	150.6	236	-57	204	MW
NDD146	9557779.16	561092.44	945.17	107.7	236	-50	113	MW
NDD147	9556629.64	561991.34	867.23	180.5	233	-63	173	NS
NDD148	9557786.14	560153.95	902.20	81.1	360	-50	86	MV
NDD149	9557763.89	560233.11	912.24	89.6	360	-50	84	MV
NDD150	9557029.80	561555.09	965.13	126.4	233	-53	122	KK
NDD151	9557726.48	560454.14	902.93	137.1	45	-49	131	MV
NDD152	9557039.45	561163.88	887.36	144.3	230	-50	148	KK
NDD153	9556123.74	563567.05	791.90	66.4	45	-50	56	KR
NDD154	9556083.12	563582.17	775.91	141.3	45	-50	137	KR
NDD155	9556176.38	563564.59	813.59	109.2	45	-50	105	KR
NDD156	9557638.36	560995.49	956.48	68.2	236	-78	78	MW
NDD157	9557121.80	561571.25	938.86	141.3	270	-50	165	KK
NDD158	9556125.73	563568.95	791.99	133.9	45	-54	128	KR
NDD159	9556964.61	561608.07	927.40	252.8	290	-79	262	KK
NDD160	9557785.55	560862.21	1004.39	237.8	236	-78	257	MW

NI43-101 TECHNICAL REPORT

Page32

ID	NORTHING	EASTING	ELEV.	EOH	AZIM	INCLIN.	SAMPLES	PROSP.
NDD161	9557618.10	560997.72	956.37	244.4	236	-75	277	MW
NDD162	9557071.03	561571.69	947.47	92.6	290	-50	102	KK
NDD163	9556487.26	562008.58	919.98	171.7	233	-75	198	NS
NDD164	9556476.44	562070.22	912.61	239.5	233	-60	257	NS
NDD165	9556954.72	561519.82	969.71	63.9	290	-65	65	KK
NDD166	9556487.26	562008.58	919.98	234.7	233	-80	243	NS
NDD167	9556474.54	561874.10	965.15	193.3	233	-60	178	NS
NDD168	9557598.30	560637.84	909.07	150.4	225	-56	145	MV
NDD169	9556584.96	562013.89	871.02	178.3	233	-52	177	NS
NDD170	9557118.33	561608.38	917.43	107.5	270	-53	113	KK
NDD171	9557585.31	560953.90	979.17	202.1	236	-53	227	MW
NDD172	9557749.14	560731.49	962.39	251.6	225	-68	229	MV
NDD173	9557447.37	560771.56	902.77	257.4	56	-50	256	MW
NDD174	9557018.01	561161.28	884.72	159.2	270	-50	164	KK
NDD175	9556990.19	561544.67	969.81	99.2	290	-60	103	KK
NDD176	9557079.44	561330.45	909.08	105.2	220	-50	101	KK
NDD177	9556496.91	561965.65	928.34	202.3	233	-60	206	NS
NDD178	9556520.87	561995.90	904.32	254	233	-60	251	NS
NDD179	9557636.19	560960.33	978.77	97.75	236	-54	MET	MW
NDD180	9556547.29	562027.23	880.92	214.5	233	-57	MET	NS
NDD181	9556586.31	562012.29	871.11	170	233	-50	MET	NS
NDD182	9557675.95	560954.03	979.59	114	236	-49	MET	MW
NDD183	9556491.96	561905.34	958.25	127.5	233	-60	120	NS
NDD184	9557685.13	561020.98	944.85	189	236	-54	MET	MW
NDD185	9557734.55	561032.31	945.80	243.5	236	-60	55	MW
NDD186	9557714.82	560940.89	979.96	122.3	236	-66	MET	MW
NDD187	9557558.75	560955.34	978.61	117	236	-51	MET	MW
NDD188	9557687.59	560670.32	938.98	139.4	225	-60	MET	MV
NDD189	9557755.26	560959.37	979.45	139.1	236	-56	MET	MW
NDD190	9557713.24	560647.16	948.46	94.2	225	-60	MET	MV
NDD191	9557743.40	560665.66	947.52	178.4	225	-58	MET	MV
NDD192	9557714.75	560698.75	948.09	172.7	225	-60	MET	MV
NDD193	9557714.92	560698.94	948.10	112.3	225	-70	MET	MV
NDD194	9557766.89	560558.72	934.44	107.8	225	-50	MET	MV
NDD195	9557116.76	561634.21	905.50	186.8	270	-54	MET	KK
NDD196	9557117.14	561608.47	917.26	150.4	270	-51	MET	KK
NDD197	9557009.76	561615.54	921.99	135.8	290	-52	MET	KK
NDD198	9556996.47	561656.94	894.48	150.25	290	-51	MET	KK
NDD199	9556576.15	562068.97	859.70	154	233	-58	MET	NS
NDD200	9556589.11	561947.30	894.51	120.4	233	-50	MET	NS
NDD201	9556945.87	560534.20	802.47	216.1	205	-50	211	SEK

NI43-101 TECHNICAL REPORT

Page33

ID	NORTHING	EASTING	ELEV.	EOH	AZIM	INCLIN.	SAMPLES	PROSP.
NDD202	9556469.64	561939.19	957.12	127.1	233	-65	MET	NS
NDD203	9556461.69	561950.11	955.45	189.2	180	-50	199	FB
NDD204	9557057.51	560583.47	807.57	217.1	205	-50	234	SEK
NDD205	9557302.90	560838.25	878.04	217.3	225	-50	228	SEK
NDD206	9556139.26	563638.15	801.29	131.1	45	-50	137	KR
NDD207	9557861.09	560852.86	1002.06	213.5	236	-51	208	MW
NDD208	9557603.10	560979.80	963.42	153.4	236	-50	156	MW

Exploration including drilling is continuing to assess the current prospects as well as a number of new prospects on the Namoya project. Figure 7 shows drilled to date and planned holes.

Currently infill and extension drilling is ongoing, 44 resource holes equivalent to about 4,460 m have been planned with the objective of converting mineral resources flagged as Inferred and potential mineral resources within the optimized pit shells in Mwendamboko, Muviringu, Kakula and Namoya Summit into Indicated Mineral Resources. In addition, 3,465 m of drilling will be used to test the strike and depth continuity of the zones of mineralization interpreted from trenching, auger drilling and rock grab sampling on regional targets like Seketi, Kangurube, Filon B and Namoya Summit Extension. The higher confidence resources that will be identified form the framework for the feasibility studies planned to be completed in Q2 of 2011.

10.2	AUGER DRILLING
Shallow core drilling at Namoya was done by Auger drilling. Auger drilling commenced in May 2009. The program was carried out using an Atlas Copco Cobra TT percussion hammer and window sampling tubes. It has a capability of penetrating to depth of 7.5 m into soft regolith and saprolite material. From top to bottom, the various lengths of core sizes are 0.5 m for PQ (9.50 cm diameter), 4.0 m for HQ (7 cm diameter), 2.0 m NQ (5 cm diameter) and 1.0 m BQ (3 cm diameter). Auger core samples on average weighs 2kg -4 kg. Auger holes are terminated after penetrating a minimum of 1 m into the saprolite/saprock.

The first phase of auger core drilling consisting of 95 holes centered on a 40 m x 40 m grid was used to further test the Mwendamboko regolith mineralization to increase the understanding of the regolith, and also acquire more data to enable the regolith resource to be converted into a higher confidence category. By September 2010, a total of 1,710 holes (8,248.72 m) had been drilled generating a total of 7,927 samples. Out of this, a total of 213 auger holes have been drilled on the Mwendamboko–Muviringu regolith. Auger drilling was subsequently extended to the other prospects as a target generation tool.

NI43-101 TECHNICAL REPORT

Page34

TABLE 10.2-1 - AUGER DRILL HOLE SPECIFICATION FOR MWENDAMBOKO & MURIVINGU

HOLE ID	NORTHING	EASTING	ELEVATION	EOH	AZM	INCLIN	SAMPLES	PROSPECT
	(UTM)	(UTM)	(UTM)	(m)	(º)	(º)
NAD001	9557540	560981	969.41	2.5	360	-90	3	MW
NAD002	9557531.7	560974.8	974.95	2.5	360	-90	3	MW
NAD003	9557525.1	560966.9	977.27	4.5	360	-90	4	MW
NAD004	9557495.4	560936.7	972.25	3.5	360	-90	3	MW
NAD005	9557464	560908	954.53	1.5	360	-90	3	MW
NAD006	9557470	560911.4	955.21	0.75	360	-90	1	MW
NAD007	9557436.2	560877.8	939.64	2.5	360	-90	3	MW
NAD008	9557572	561009.8	952.04	2.5	360	-90	3	MW
NAD009	9557608.1	561042.7	930.51	6.5	360	-90	5	MW
NAD010	9557637.7	561071	917.65	3.5	360	-90	4	MW
NAD011	9557666	561102	906.81	4.5	360	-90	4	MW
NAD012	9557722.7	561109.1	938	1.5	360	-90	3	MW
NAD013	9557699.2	561073.9	921.82	3.5	360	-90	4	MW
NAD014	9557662	561044	935.25	6.5	360	-90	5	MW
NAD015	9557633	561012.6	953.94	4.5	360	-90	5	MW
NAD016	9557598.9	560985.3	962	6.5	360	-90	5	MW
NAD017	9557572	560959.7	979.69	4.3	360	-90	4	MW
NAD018	9557515.8	560902.8	976.84	3.2	360	-90	4	MW
NAD019	9557488.7	560875	957.9	4.5	360	-90	5	MW
NAD020	9557457	560847.1	939.69	3.5	360	-90	3	MW
NAD021	9557420	560818	913.12	3.5	360	-90	3	MW
NAD022	9557387	560730	874.52	2.5	360	-90	3	MW
NAD023	9557419	560757	891.87	3.5	360	-90	3	MW
NAD024	9557444	560783	906.57	4.5	360	-90	4	MW
NAD025	9557472	560813	926.41	4.5	360	-90	3	MW
NAD026	9557507	560832	943.14	6.5	360	-90	5	MW
NAD027	9557540	560862	962.93	2.5	360	-90	3	MW
NAD028	9557565	560895	977.48	1	360	-90	2	MW
NAD029	9557636	560950	979.91	2.5	360	-90	3	MW
NAD030	9557663	560980	965.05	4.5	360	-90	4	MW
NAD031	9557688	561007	956.22	6.5	360	-90	5	MW
NAD032	9557721	561043	940.89	2.5	360	-90	4	MW
NAD033	9557743	561059	950.2	2.5	360	-90	3	MW
NAD034	9557771	561083	954.97	2.5	360	-90	3	MW
NAD035	9557792	561057	963.11	3.5	360	-90	4	MW
NAD036	9557752	561027	957.78	3.5	360	-90	4	MW
NAD037	9557744	561010	958.4	7.5	360	-90	6	MW
NAD038	9557709	560978	970.19	7.5	360	-90	7	MW

NI43-101 TECHNICAL REPORT

Page35

HOLE ID	NORTHING	EASTING	ELEVATION	EOH	AZM	INCLIN	SAMPLES	PROSPECT
NAD039	9557690	560954	976.87	4.5	360	-90	5	MW
NAD040	9557595	560864	968.83	4.5	360	-90	5	MW
NAD041	9557562	560846	956.56	5.5	360	-90	5	MW
NAD042	9557539	560812	938.54	3.5	360	-90	4	MW
NAD043	9557505	560781	922.43	3.5	360	-90	3	MW
NAD044	9557473	560754	906.96	5.5	360	-90	5	MW
NAD045	9557433	560727	886.04	3.5	360	-90	4	MW
NAD046	9557477.6	560692.8	900.62	2.5	360	-90	3	MW
NAD047	9557505.7	560724.2	909.4	5.5	360	-90	6	MW
NAD048	9557530.7	560744.4	916.7	2.5	360	-90	3	MW
NAD049	9557559.9	560774.1	930.29	5.5	360	-90	5	MW
NAD050	9557586.3	560799.6	942.83	3.5	360	-90	4	MW
NAD051	9557629.1	560843.4	968.78	5.5	360	-90	5	MW
NAD052	9557655.5	560866	978.42	2.5	360	-90	3	MW
NAD053	9557714.3	560921.4	985.47	1.5	360	-90	2	MW
NAD054	9557740	560946.6	981.75	4.5	360	-90	6	MW
NAD055	9557769.7	560970.9	985.71	5.5	360	-90	6	MW
NAD056	9557798.2	561000.4	987.72	2.5	360	-90	3	MW
NAD057	9557816.1	561014.4	977.2	2.5	360	-90	3	MW
NAD058	9557541.6	560698.8	906.48	5.5	360	-90	6	MW
NAD059	9557569.5	560726.9	918.71	3.5	360	-90	4	MW
NAD060	9557598.5	560757.3	932.62	4.5	360	-90	5	MW
NAD061	9557624.7	560783	946.77	5.5	360	-90	6	MW
NAD062	9557688.2	560841.8	984.42	6.5	360	-90	5	MW
NAD063	9557689	560845	984.66	1.5	360	-90	2	MW
NAD064	9557739.6	560892.2	993.31	1	360	-90	2	MW
NAD065	9557768.7	560921.6	994.05	5.5	360	-90	6	MW
NAD066	9557795.6	560947.7	995.31	6.5	360	-90	7	MW
NAD067	9557824.6	560975.5	995.79	4.5	360	-90	5	MW
NAD068	9557846	561000	978.96	5.25	360	-90	5	MW
NAD069	9557883	560974.1	975.97	5.5	360	-90	6	MW
NAD070	9557852.1	560944.7	1002.67	3.25	360	-90	4	MW
NAD071	9557824.1	560918.2	1005.47	3.5	360	-90	4	MW
NAD072	9557796.5	560888.4	1002.57	4.5	360	-90	5	MW
NAD073	9557767.6	560861.6	1004.44	0.5	360	-90	1	MW
NAD074	9557733	560831	986.35	1.1	360	-90	2	MW
NAD075	9557733.2	560827.9	985.79	5.5	360	-90	6	MW
NAD076	9557688.7	560784.8	964.1	3.5	360	-90	4	MW
NAD077	9557660.8	560758.5	949.13	3.5	360	-90	4	MW
NAD078	9557636.6	560732	935.53	4.5	360	-90	6	MW

NI43-101 TECHNICAL REPORT

Page36

HOLE ID	NORTHING	EASTING	ELEVATION	EOH	AZM	INCLIN	SAMPLES	PROSPECT
NAD079	9557613.5	560709.8	923.8	4.5	360	-90	6	MW
NAD080	9557666.3	560709.8	936.17	4.5	360	-90	5	MW
NAD081	9557692.4	560733.9	950.71	3.5	360	-90	4	MW
NAD082	9557720.4	560754.6	961.3	5.5	360	-90	6	MW
NAD083	9557741.9	560779.7	980.3	4.3	360	-90	5	MW
NAD084	9557769	560803	993.23	3.5	360	-90	4	MW
NAD085	9557796.4	560834.3	1005.77	2.5	360	-90	3	MW
NAD086	9557823.2	560861.5	1004.01	5.5	360	-90	6	MW
NAD087	9557848.6	560891.1	1010.46	3.5	360	-90	4	MW
NAD088	9557878.9	560921	1001	2.5	360	-90	3	MW
NAD089	9557913.6	560892.1	992.45	2.5	360	-90	3	MW
NAD090	9557883.3	560859.6	1003.3	1.5	360	-90	2	MW
NAD091	9557856	560829.5	996.43	5.5	360	-90	6	MW
NAD092	9557829.5	560801.3	996.96	2.5	360	-90	3	MW
NAD093	9557801.2	560770.5	989.58	3.1	360	-90	4	MW
NAD094	9557774.9	560745.4	981.14	5.5	360	-90	6	MW
NAD095	9557744.2	560715.6	957.41	2.5	360	-90	3	MW
NAD341	9557585	560675	904.52	6.1	360	-90	8	MV
NAD342	9557551	560651	888.8	3.5	360	-90	4	MV
NAD343	9557543	560639	885.2	1.2	360	-90	2	MV
NAD344	9557590	560631	907.3	3.5	360	-90	5	MV
NAD345	9557617	560662	913.62	5.5	360	-90	7	MV
NAD346	9557519	560628	877.9	4.1	360	-90	5	MV
NAD347	9557499	560597	875	6.5	360	-90	8	MV
NAD348	9557473	560565	864.6	3.1	360	-90	5	MV
NAD349	9557643	560687	920.4	1.5	360	-90	2	MV
NAD350	9557645	560689	921.63	3.3	360	-90	4	MV
NAD351	9557720	560688	948.32	5.2	360	-90	6	MV
NAD352	9557691	560661	943.75	2.5	360	-90	4	MV
NAD353	9557665	560641	940.2	5.5	360	-90	7	MV
NAD354	9557634	560612	928	4.5	360	-90	5	MV
NAD355	9557779	560686	948.1	4.5	360	-90	5	MV
NAD356	9557748	560662	947	3.5	360	-90	5	MV
NAD357	9557717	560631	946.9	2.9	360	-90	5	MV
NAD358	9557688	560603	942.17	4.5	360	-90	5	MV
NAD359	9557662	560584	925.36	2	360	-90	3	MV
NAD360	9557631	560553	910.58	2.8	360	-90	4	MV
NAD361	9557564	560605	899.54	5.5	360	-90	8	MV
NAD362	9557604	560582	912.98	6.5	360	-90	8	MV
NAD363	9557582	560559	905.87	1.3	360	-90	2	MV

NI43-101 TECHNICAL REPORT

Page37

HOLE ID	NORTHING	EASTING	ELEVATION	EOH	AZM	INCLIN	SAMPLES	PROSPECT
NAD364	9557580	560558	905.31	3.5	360	-90	4	MV
NAD365	9557602	560521	897.11	4.5	360	-90	5	MV
NAD366	9557805	560661	936	4.5	360	-90	7	MV
NAD367	9557779	560632	932	2.5	360	-90	4	MV
NAD368	9557740	560604	942.09	1.5	360	-90	3	MV
NAD369	9557735	560597	941.1	2.5	360	-90	4	MV
NAD370	9557718	560579	938.79	1.5	360	-90	2	MV
NAD371	9557690	560550	922.2	5.5	360	-90	6	MV
NAD372	9557672	560532	909.1	3.5	360	-90	5	MV
NAD373	9557821	560624	929.2	4.5	360	-90	5	MV
NAD374	9557804	560613	921.92	5.5	360	-90	6	MV
NAD375	9557776	560578	933.51	5.5	360	-90	7	MV
NAD376	9557742	560549	935	2.2	360	-90	3	MV
NAD377	9557732	560505	926.1	2.9	360	-90	4	MV
NAD378	9557698	560504	907.98	5.1	360	-90	6	MV
NAD379	9557720	560474	908.44	4.5	360	-90	5	MV
NAD380	9557745	560492	928.99	3.5	360	-90	4	MV
NAD381	9557774	560532	935.33	4.5	360	-90	5	MV
NAD382	9557807	560556	926.89	2	360	-90	3	MV
NAD383	9557830	560579	913.92	2	360	-90	3	MV
NAD384	9557861	560603	925.59	3.5	360	-90	5	MV
NAD385	9557885	560579	919.05	3.5	360	-90	4	MV
NAD386	9557870	560557	908.55	4.1	360	-90	5	MV
NAD387	9557847	560539	919.84	2.8	360	-90	4	MV
NAD388	9557816	560510	929.77	6.5	360	-90	9	MV
NAD389	9557796	560492	934.2	3	360	-90	5	MV
NAD390	9557752	560452	921.85	1.5	360	-90	2	MV
NAD391	9557746.8	560444.4	916.75	3.2	360	-90	5	MV
NAD392	9557730	560433	902.33	2.5	360	-90	3	MV
NAD393	9557802	560720	963.81	5.5	360	-90	7	MV
NAD394	9557826	560753	981.99	3.5	360	-90	4	MV
NAD395	9557850	560779	989.55	4.5	360	-90	5	MV
NAD396	9557879.2	560744.7	986.6	1.5	360	-90	2	MV
NAD397	9557858	560719.7	977.19	3.5	360	-90	4	MV
NAD398	9557834	560693	956.71	6.5	360	-90	7	MV
NAD399	9557847	560656	945.54	7.5	360	-90	9	MV
NAD400	9557892	560693	973.59	4.5	360	-90	5	MV
NAD401	9557903	560718	984.21	2	360	-90	3	MV
NAD402	9557933	560686	971.17	1.9	360	-90	3	MV
NAD403	9557911	560659	963.23	3.5	360	-90	4	MV

NI43-101 TECHNICAL REPORT

Page38

HOLE ID	NORTHING	EASTING	ELEVATION	EOH	AZM	INCLIN	SAMPLES	PROSPECT
NAD404	9557891	560637	947.34	4.5	360	-90	5	MV
NAD405	9557934	560637	953.62	5.5	360	-90	6	MV
NAD566	9557396.2	560840.2	912.04	5.5	360	-90	6	MW
NAD567	9557402.2	560846.4	916.16	4.5	360	-90	6	MW
NAD568	9557408.4	560852.8	921.31	3.5	360	-90	4	MW
NAD569	9557415	560859.1	923.92	6.5	360	-90	6	MW
NAD570	9557421.8	560864.5	929.8	3	360	-90	4	MW
NAD571	9557427.3	560870.9	934.74	3.1	360	-90	5	MW
NAD572	9557434.8	560878.7	939.28	3.5	360	-90	6	MW
NAD573	9557446.4	560863.8	940.68	4.5	360	-90	7	MW
NAD574	9557440.4	560857.8	936.25	2.5	360	-90	4	MW
NAD575	9557435.2	560847.9	928.83	4.15	360	-90	5	MW
NAD576	9557428	560845.2	923.9	3.25	360	-90	5	MW
NAD577	9557421.5	560838.7	922.39	6.2	360	-90	8	MW
NAD578	9557415	560832	915.22	5.25	360	-90	6	MW
NAD579	9557409.8	560825.8	911.57	6.5	360	-90	7	MW
NAD580	9557423.7	560812.8	911.99	6.5	360	-90	6	MW
NAD581	9557429.9	560817.4	916.29	4.65	360	-90	5	MW
NAD582	9557437.2	560823.5	920.03	1.5	360	-90	2	MW
NAD583	9557436.8	560827.5	921.86	2.6	360	-90	3	MW
NAD584	9557444.9	560829.5	927.83	5.7	360	-90	6	MW
NAD585	9557448.5	560836.9	933.01	3.1	360	-90	5	MW
NAD586	9557457	560845.5	939.54	3.1	360	-90	4	MW
NAD587	9557465.5	560852	944.06	4.5	360	-90	6	MW
NAD733	9557479	560980	966.08	2.5	360	-90	4	MW
NAD734	9557511	561012	959.65	2.5	360	-90	4	MW
NAD735	9557530	561030	944.61	5.5	360	-90	8	MW
NAD736	9557553	561056	925.41	1.9	360	-90	4	MW
NAD737	9557557	561055	925.31	4.5	360	-90	7	MW
NAD738	9557585	561079	915.03	3.7	360	-90	5	MW
NAD739	9557589	561075	917	6.5	360	-90	8	MW
NAD740	9557614	561113	899.57	1.5	360	-90	3	MW
NAD741	9557616	561097	906.89	1.5	360	-90	2	MW
NAD742	9557615	561099	906.14	3.5	360	-90	4	MW
NAD743	9557633	561133	897.83	5.5	360	-90	7	MW
NAD744	9557600	561148	888.64	1.9	360	-90	3	MW
NAD745	9557607	561146	889.89	3	360	-90	4	MW
NAD746	9557603	561140	889.2	5.5	360	-90	6	MW
NAD747	9557580	561117	897.1	6.5	360	-90	8	MW
NAD748	9557548	561100	904.23	3.3	360	-90	4	MW

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HOLE ID	NORTHING	EASTING	ELEVATION	EOH	AZM	INCLIN	SAMPLES	PROSPECT
NAD749	9557545	561090	909.52	3	360	-90	4	MW
NAD750	9557550	561098	904.09	1.9	360	-90	3	MW
NAD751	9557520	561065	931.17	5.5	360	-90	7	MW
NAD752	9557490	561046	950.33	6.5	360	-90	7	MW
NAD753	9557465	561020	957.43	4.5	360	-90	5	MW
NAD754	9557445	560092	950.17	2.5	360	-90	3	MW
NAD755	9557423	561031	939.85	2.5	360	-90	4	MW
NAD756	9557452	561052	947.57	2	360	-90	4	MW
NAD757	9557476	561071	941.79	5.5	360	-90	7	MW
NAD758	9557495	561104	915.84	3.5	360	-90	4	MW
NAD759	9557535	561125	899.7	4.5	360	-90	8	MW
NAD760	9557562	561152	885.54	3.5	360	-90	5	MW
NAD761	9557570	561156	882.91	2.9	360	-90	5	MW
NAD762	9557562	561165	881.38	5	360	-90	8	MW
NAD763	9557588	561190	884.64	5.5	360	-90	8	MW

NI43-101 TECHNICAL REPORT

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11.	SAMPLING METHOD AND APPROACH

The information in this section of the report relates to Banro's current exploration program at Namoya.

11.1	SOIL GEOCHEMISTRY
A detailed soil geochemical sampling program was implemented as part of the regionalprogram. This survey involved gridding at 80 m x 40 m over the known mineralized trend.Outside the main corridor, ridge and spur soil sampling was introduced as a first pass targetgeneration program followed by soil sampling at 160 m x 40 m on the other grids. A totalof 21,540 soil samples involving 950.94 km of gridding and including 1,709 ridge and spur soilsamples were collected.Approximately 4 kg to 6 kg of soil was taken from each sample site, below the upper soil horizoncontaining vegetative matter. The average sample depth was 35 cm. Features such as grid coordinatesof each sample location, depth, colour of soil, horizon, grain size, fragments, slopeangle and slope orientation are recorded at each sample site in the sample book. This data is latertransferred into electronic format for which there are standard formats. Soil samples arecollected and placed in a plastic sample bag. A wet strength sample tag with a unique samplenumber is assigned to each sample and placed in the sample bag. In addition the sample numberand grid co-ordinates of each sample location are scribed onto an aluminium tag. The aluminiumtag is placed in the bottom of each sample pit and covered. This is done as grid pegs are oftenremoved by the local inhabitants.

The sample books are designed so that six random numbers (i.e. six pages) per fifty numbers have been removed from the books. This is done to ensure that standards, duplicatesand blanks can be inserted and the field geologists do not have to remember to skip numberswhile conducting their daily field activities.

The soil samples are shipped to the Banro sample preparation facility in Bukavu, DRC. Eachshipment between the field and Bukavu has a covering dispatch form that is filled out intriplicate. Two copies are sent to Bukavu with the samples and one remains in the field at theproject site. Should there be any discrepancy between the sample numbers and/or the number ofsamples recorded on the sample dispatch sheets and those samples physically received at theBukavu sample preparation laboratory, the problem is immediately dealt with via HF radio and e-mail communications and the problem rectified. Pulp samples of approximately 150 g each areshipped by DHL in batches to SGS in Mwanza, Tanzania.

The analytical statistics to the soil geochemical sampling program is presented in the table below. A soil anomaly map showing +100 ppb gold in soil is presented in Figure 7.

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TABLE 11.1-1 - SOIL SAMPLING ANALYTICAL STATISTICS

	NO. OF	GOLD (g/t)
SAMPLE TYPE	SAMPLES	MIN	MAX	MEAN	ST.DEV
SOILS	19797	0.005	15.80	0.023	0.175
RIDGE AND SPUR	1709	0.005	0.77	0.015	0.026
TOTAL	21506

11.2	TRENCH, CHANNEL AND ROCK SAMPLES
Trench sampling is carried out by channelling a sample along the floor of the trench. Eachchannel is approximately 10 cm wide and 3 cm to 5 cm deep. Sampling is carriedout "geologically", i.e. sample intervals were determined by geological features, and not donesimply on a meter-by-meter basis. In homogeneous rock, the maximum sample interval is 1m. The minimum sample interval employed is 0.3 m. Veins, altered zones, or distinctgeological units were sampled so that the contacts were a standard 2 cm within the sampleboundaries. Sample weights are recorded and vary between 3 kg and 6 kg.Channel sample methodology is similar to that described for trenches above.A total of 13,620.84 m of trenches had been excavated by September2010 and 13,145 trench samples collected. In addition, 2,563 rock chip samples were collected during the periodunder review.Sample tickets and the paper trail of sample movement are as described in section 10.1.Significant analytical results to the trench sampling program are presented in the table below.

TABLE 11.2-1 - SIGNIFICANT TRENCH INTERSECTIONS

DEPOSITS	TRENCH ID	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)
KAKULA	KKT4D	29.00	38.00	9.00	10.08
NAMOYA SUMMIT	NST3	6.00	12.00	6.00	1.33
	NST5	9.00	34.00	25.00	2.94
	NST4	0.00	4.00	4.00	27.33
	NST4	29.00	32.00	3.00	3.57
MWENDAMBOKO	MBT2	0.00	5.00	5.00	2.31
	MBT3	0.00	59.00	59.00	2.79
	MBT4	35.00	36.90	1.90	1.30
KAKULA	KKT5	49.00	50.00	1.00	3.90
	KKT7	15.80	24.96	9.16	1.30
	KKT7	32.90	33.90	1.00	2.56
	KKT8	3.00	6.00	3.00	1.55
	KKT9	12.00	17.00	5.00	1.32
	KKCH1	0.00	9.50	9.50	5.84
	KKCH2	0.00	5.00	5.00	13.72

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DEPOSITS	TRENCH ID	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)
	KKCH3	0.00	5.00	5.00	35.19
	KKCH4	0.00	3.50	3.50	15.82
	KKCH5	0.00	6.00	6.00	2.05
	KKCH6	0.00	1.50	1.50	3.78
	KKCH7	0.00	3.20	3.20	1.45
	KKCH8	0.00	2.50	2.50	1.72
	KKCH9	0.00	8.00	8.00	6.80
	KKCH10	0.00	16.80	16.80	6.19
	KKCH11	0.00	11.50	11.50	1.52
	KKCH12	0.00	3.00	3.00	0.59
	KKCH13	0.00	1.40	1.40	1.16
	KKCH14	0.00	4.00	4.00	0.61
	KKCH15	0.00	2.30	2.30	10.04
	KKCH16	0.00	2.20	2.20	5.85
KAKULA WEST	KST1	3.00	11.00	8.00	3.53
	KST2	17.10	23.10	6.00	0.77
	KST3	12.40	15.40	3.00	3.05
	KST4	12.20	14.20	2.00	1.98
	KST4	19.30	24.00	4.70	1.75
	KST4	26.00	41.00	15.00	1.00
	KST5	17.00	20.00	3.00	8.20
	KST6	77.00	80.00	3.00	1.15
	KST9	3.00	4.00	1.00	1.79
	KST9	11.00	16.00	5.00	3.49
	KST10	54.15	55.15	1.00	3.00
	KST11	15.75	19.75	4.00	0.56
	KST11	24.60	27.60	3.00	0.94
	KST11	50.60	51.60	1.00	1.09
	KST13	5.00	7.00	2.00	4.90
	KST13	8.50	10.40	1.90	2.24
	KST13	14.00	15.00	1.00	7.42
	KST14	36.00	37.00	1.00	1.73
	KST14	39.00	45.00	6.00	2.58
	KST14	44.00	45.00	1.00	6.76
	KST16	4.00	11.00	7.00	1.59
	KST17	4.00	8.00	4.00	1.22
	KST18	3.70	5.40	1.70	47.41
	KST20	31.00	32.00	1.00	8.80
	KST20	33.00	40.00	7.00	1.29
	KST23	156.10	157.70	1.60	9.25
KAKULA -NAMOYA SUMMIT	KKNST3	15.50	19.50	4.00	2.05

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DEPOSITS	TRENCH ID	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)
	KKNST4	6.80	9.55	2.75	1.14
	KKNST4	19.85	23.85	4.00	1.35
	KKNST6	8.00	12.00	4.00	1.24
	KKNST6	26.67	33.67	7.00	2.81
	KKNST7	27.00	28.00	1.00	3.82
	KKNST8	16.00	19.00	3.00	3.72
	KKNST9	11.00	12.00	1.00	0.96
	KKNST9	27.50	32.50	5.00	5.47
	KKNST10	4.00	5.00	1.00	1.11
	KKNST10	36.00	38.00	2.00	13.81
	KKNST10	50.00	53.00	3.00	1.05
NAMOYA SUMMIT	NST4B	0.50	9.00	8.50	7.38
	NST5	9.00	36.00	27.00	2.73
	NST5B	0.50	9.50	9.00	7.38
	NST5BA	0.00	13.00	13.00	4.24
	NST5BB	2.00	13.10	11.10	4.90
	NST7	45.50	54.00	8.50	0.90
	NST7	58.00	60.00	2.00	1.21
	NST8	33.00	35.80	2.80	1.37
	NST8	37.50	45.50	8.00	0.92
	NST9	0.00	6.00	6.00	0.67
	NST10	0.00	18.00	18.00	2.79
	NST10	49.00	50.50	1.50	3.76
	NST11	13.00	19.00	6.00	1.65
	NST13	12.00	13.00	1.00	14.60
	NST13	22.00	27.00	5.00	3.11
	NST13	31.00	43.00	12.00	5.12
	NST13	48.00	54.00	6.00	8.93
	NST15	68.50	76.00	7.50	0.50
	NST16	14.60	15.60	1.00	1.20
	NST16	33.60	38.20	4.60	1.20
	NST16	65.60	66.10	0.50	1.55
	NST18	0.00	9.55	9.55	1.71
FILON B	FBT4	12.00	16.00	4.00	2.72
	FBT23	11.00	11.60	0.60	1.32
	FBT27	5.70	6.70	1.00	1.97
	FBT29	0.00	10.00	10.00	8.24
	FBT30	0.00	10.10	10.10	0.67
	FBT36	0.00	3.00	3.00	5.29
	FBT36	14.50	17.50	3.00	1.02

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Page44

DEPOSITS	TRENCH ID	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)
	FBCH1	0.00	17.00	17.00	6.90
	FBCH2	0.00	9.00	9.00	5.69
	FBCH3	0.00	6.00	6.00	6.57
	FBCH5	0.00	6.00	6.00	2.15
	FBCH6	0.00	3.00	3.00	2.54
	FBCH9	4.00	5.00	1.00	1.42
	FBCH10	0.00	1.50	1.50	1.82
	FBCH11	0.00	8.00	8.00	3.90
	FBCH12	0.00	8.00	8.00	4.21
	FBCH13	0.00	8.00	8.00	2.89
MWENDAMBOKO	MBT2	0.00	5.00	5.00	2.31
	MBT3	0.00	59.00	59.00	2.79
	MBT4	35.00	36.90	1.90	1.30
	MBCH1	0.00	2.00	2.00	0.46
	MBCH2	0.00	2.00	2.00	0.72
	MBCH3	0.00	3.00	3.00	0.73
	MBCH4	0.00	3.00	3.00	0.53
	MBCH6	0.00	7.00	7.00	2.08
	MBCH7	0.00	4.00	4.00	1.24
	MBCH8	0.00	1.74	1.74	1.44
MUVIRINGU	MVNT2	8.50	16.00	7.50	1.02
	MVNT2	65.00	84.50	19.50	1.41
	MVNT3	56.00	60.00	4.00	2.68
	MVNT3	72.00	81.00	9.00	2.44
	MVNT4	7.20	9.50	2.30	0.76
	MVNT4	12.00	33.00	21.00	0.86
	MVNT4	39.00	55.50	16.50	1.10
	MVNT5	5.00	21.50	16.50	1.36
	MVNT7	7.00	8.00	1.00	9.21
	MVNT7	27.00	29.00	2.00	20.11
	MVNT10	1.00	10.20	9.20	0.42
	MVNT12	14.50	18.20	3.70	0.88
	MVNT14	12.80	20.10	7.30	1.37
	MVNT16	5.00	8.00	3.00	1.21
	MVNT22	2.00	17.40	15.40	2.92
	MVNT24	7.00	28.00	21.00	10.89
	MVNT25	12.50	13.50	1.00	2.53
	MVNT27	21.00	37.30	16.30	1.12
	MVNT27	42.90	55.00	12.10	0.43
	MVNT28	13.00	19.00	6.00	2.02
	MVNT29	4.00	6.75	2.75	4.93

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Page45

DEPOSITS	TRENCH ID	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)
SEKETI	SKT4	11.00	16.00	5.00	0.68
	SKT4	19.00	21.00	2.00	0.84
	SKT6	0.50	13.00	12.50	1.04
	SKT6	32.60	34.30	1.70	0.71
	SKT7	6.00	7.00	1.00	2.11
	SKT7	26.70	27.70	1.00	5.07
	SKT7	39.20	41.20	2.00	1.11
	SKT7	43.80	45.60	1.80	1.34
	SKT7	54.60	58.60	4.00	11.08
	SKT7	135.40	136.20	0.80	1.39
	SKT7	140.10	146.50	6.40	4.22
	SKT13	3.00	4.00	1.00	1.33
	SKT14	10.70	17.70	7.00	6.56
	SKT15	40.80	41.50	0.70	2.59
	SKT16	2.00	8.00	6.00	4.74
	SKT16	23.60	25.60	2.00	2.99
	SKT16	29.20	36.00	6.80	2.18
	SKT16	40.60	54.00	13.40	0.65
	SKT16	51.00	54.00	3.00	1.35
	SKT17	22.00	23.00	1.00	1.96
	SKT17	51.00	55.00	4.00	1.49
	SKT18	14.00	25.70	11.70	1.68
	SKT18	29.00	30.00	1.00	6.71
	SKT21	11.80	19.60	7.80	1.08
	SKT22	7.00	13.00	6.00	0.52
	SKCH1	1.00	2.70	1.70	1.75
	SKCH8	0.50	5.50	5.00	1.84
	SKCH10	2.30	3.10	0.80	2.40
KANGURUBE	KGBT2	108.00	111.00	3.00	1.37
	KGBT3	13.00	21.00	8.00	8.51
	KGBT3	28.00	34.60	6.60	19.47
	KGBT3	38.00	47.00	9.00	5.32
	KGBT3	48.00	57.00	9.00	0.83
	KGBT8	14.00	20.00	6.00	0.57
	KGBT8	29.40	32.40	3.00	0.53
	KGBT8	31.40	51.40	20.00	1.38
	KGBT8	54.40	64.40	10.00	2.04
	KGBT8	33.40	63.40	30.00	1.59
	KGBT9	24.00	34.00	10.00	0.59
	KGBT9	44.00	54.00	10.00	2.01
	KGBT11	2.00	5.00	3.00	3.57

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DEPOSITS	TRENCH ID	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)
	KGBT13	12.00	14.00	2.00	0.52
	KGBT16	13.00	14.00	1.00	2.82
	KGBT16	24.00	33.45	9.45	0.41
	KGBT18	6.00	7.00	1.00	1.00
	KGBT18	15.00	16.00	1.00	1.43
	KGBT19	15.00	16.00	1.00	1.43
KANGURUBE WEST	KGBWT1	4.00	10.70	6.70	6.34
	KGBWT1	28.20	32.20	4.00	1.11
	KGBWT2	4.80	9.80	5.00	2.34
	KGBWT3	26.40	31.40	5.00	1.22
	KGBWT6	30.00	31.00	1.00	1.77
	KGBWT7	36.20	37.20	1.00	1.17
	KGBWCH1	0.00	6.70	6.70	11.16
MATONGO	MTGT1	78.66	80.66	2.00	2.17
	MTGT2	11.00	21.40	10.40	0.88
	MTGT2	144.00	147.00	3.00	1.00
	MTGT2	153.90	175.40	21.50	1.16
	MTGT2	219.60	220.60	1.00	1.40
	MTGT4	23.00	29.00	6.00	0.81
	MTGT4	68.30	77.30	9.00	0.86
	MTGT4	254.00	255.00	1.00	5.06
	MTGT8	77.50	79.50	2.00	1.03
	MTGT11	27.00	32.40	5.40	0.99
	MTGT11	33.40	38.40	5.00	1.70
	MTGT20	11.00	21.40	10.40	0.88
	MTGT27	6.90	12.10	5.20	3.80
	MTGT28	0.00	10.20	10.20	1.64
	MTGT29	11.90	17.90	5.50	1.12
	MTGCH1	0.00	2.50	2.50	1.70
	MTGCH2	0.50	3.40	2.90	1.17
	MTGCH3	0.00	1.40	1.40	3.74
	MTGCH4	0.00	2.50	2.50	0.88
	MTGCH5	0.50	1.30	0.80	2.40
KIMBALA	KMBT1	33.00	34.00	1.00	11.40
	KMBT1	69.00	73.00	4.00	0.51
	KMBT1	91.60	95.60	4.00	1.27
	KMBT1	98.60	104.60	6.00	2.18
	KMBT2	11.00	17.00	6.00	3.10
	KMBT2	73.00	76.00	3.00	1.46
	KMBT4	91.00	97.00	6.00	0.60
	KMBT4	101.00	110.22	9.22	1.26

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DEPOSITS	TRENCH ID	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)
	KMBT5	75.60	79.10	3.50	3.36
	KMBT6	2.00	2.90	0.90	1.25
	KMBT6	66.00	76.00	10.00	0.38
	KMBT6	77.00	91.20	14.20	0.41
	KMBT6	98.00	105.10	7.10	0.74
	KMBT7	7.00	12.80	5.80	1.27
	KMBT7	22.00	29.10	7.10	0.65
	KMBT7	58.00	63.00	5.00	0.38
	KMBT7	88.00	92.00	4.00	1.16
	KMBT7	98.00	108.90	10.90	1.11
	KMBT8	35.80	45.20	9.40	1.77
	KMBT12	23.00	25.00	2.00	0.99
	KMBT12	48.00	49.00	1.00	1.27
	KMBT13	48.45	50.45	2.00	0.90
	KMBT14	9.00	10.00	1.00	3.26
	KMBT14	34.00	36.00	2.00	5.48
KIBISWA	KBST1	118.40	119.40	1.00	1.33
	KBST14A	25.55	26.55	1.00	1.21
	KBST14A	28.55	32.15	3.60	1.08
	KBST14A	35.74	43.74	8.00	0.69
	KBST7	0.00	5.00	5.00	0.58
	KBST7A	45.00	50.00	5.00	0.72
YOVOTI	YVT4	13.00	14.00	1.00	71.30

11.3	ADIT SAMPLING
As part of the historical data verification program, the following field sampling methods wereundertaken:

Adits and crosscuts totalling 2,205 m were re-sampled and mapped and 2,563samples were collected from Namoya Summit, Kakula, Muviringu and Mwendamboko by end of December 2006.This represents over 40% of the available historical adits of the four prospects. As at September 2010 a total of 2,769 adit samples have been collected.

Sampling was carried out “geologically”, i.e. sample intervals were determined by geologicalfeatures, and not done simply on a meter-by-meter basis. In homogeneous rock, the maximumsample interval was 1 m. The minimum sample interval employed is 0.3 m. Veins, alteredzones, or distinct geological units were sampled so that the contacts were a standard 2 cm within the sample boundaries. The table below shows the significant adit intersections.

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TABLE 11.3-1 - SIGNIFICANT ADIT INTERSECTIONS

DEPOSIT	ADIT ID	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)
SEKETI	SB1065	0	3.8	3.8	3.91
	SB1065	173.7	177	3.3	4.7
	SB1065	234	243	9	1.28
KAKULA	KK1200NS-W	125	139	14	1.94
	KK1200NS-W	179	192	13	4.12
	KK1200NS-W	260	269	9	2.06
KAKULA	KK1200NS-W	283	287	4	3.51
	KK1200NE-W	1	16	15	5.02
	KK1200NE-W	35	52	17	1.97
	KTBNE-W	26	38	12	1.19
	KK4N-EA	1	3	2	1.44
	KK1240NS-WA	40	45	5	4.19
	KK1240NS-WA	48	57	9	2.55
	KK4N-W	7	20.5	13.5	1.84
	KK1240NS-WB	9	17	8	2.25
	KK3N-W	2	12	10	2.49
	KK3N-E	7	18	11	3.38
	KK6N-WB	0	4	4	3.38
	KK6N-WB	18	20.6	2.6	4.06
	KK5N-EA	0	8	8	3.78
	KK5N-EA	12	15.2	3.2	1.29
	KK5N-EB	0	5	5	3.65
	KK1240NS-W	0	13	13	5.95
	KK6N-WC	0	7	7	2.27
	KK6N-WC	11	17	6	1.3
	KK6N-WC	20	22	2	1.33
	KTBNW-WS	0	16.2	16.2	1.71
	K7S	50	70	20	3.57
	KTBSE – W	0	5	5	5.82
	KTBSE – W	12	15.2	3.2	1.29
NAMOYA SUMMIT	NS7	9	26	17	4.52
	NS1	51	75	24	2.22
	NS1	31	33	2	1.59
	NS3	111	113	3	1.25
MWENDAMBOKO	1200S-W	120	128	8	3.12
		145	153	8	2.49
		160	169	9	2.76
	1200SC-X1	8	15.3	7.3	1.92
		81	82.9	1.9	2.52

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DEPOSIT	ADIT ID	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)
	1200N-E	231	236.6	5.6	7.09
		328	330.5	2.5	2.85
		338	342	4	3.74
		355	370	15	3.08
	1200NC-X1	7	12	5	0.83
		16	24	8	1.34
	G19N	46	58	12	1.13
	G23N	43	53	10	1.08
		71	83	12	1.73
MUVIRNGU	MV1S	31	33	2	6.14
	MV1S	51	54	3	10.19
		66	80	14	1.62
		99	102	3	1.2
		109	111	2	5.11
	1200S	0	5	5	4.37
FILON B		15	34	19	3.77
FILON C		0	15	15	2.03

11.4	DRILL CORE SAMPLES
The entire length of each drill hole was sampled, resulting in the collection of 33,275 samplesfrom 34,468.78 m of drill core. All sampling is carried out "geologically", i.e. sampleintervals are determined by geological features, and not done simply on a meter-by-meter basis.In homogeneous rock, the maximum sample interval is 1m. The minimum sample interval is 0.3m. As shown in the table below, 0.3 m of split HQ core provide approximately 1.29 kg of materialfor analysis.

TABLE 11.4-1 - RELATIONSHIP BETWEEN CORE LENGTH AND SAMPLE WEIGHT

SAMPLE LENGTH (HQ CORE)	WEIGHT OF SAMPLE*
1.00 m	4.30 kg
0.50 m	2.15 kg
0.30 m	1.29 kg
*Assumes 2 mm loss on cutting, and a RD of 2.7.

Veins, altered zones, or distinct geological units are sampled so that the contacts are a standard 2cm within the sample boundaries. The drill core is usually marked-up by the geologistresponsible and split in half using a diamond saw.The samples were cut at site and shipped to the Bukavu, DRC sample preparation laboratory forprocessing. The sample pulps were then sent to the SGS laboratory in Mwanza, Tanzania to beanalyzed for gold by 50 g fire assay. Analytical statistics for gold in drill core is presentedin the table below.

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TABLE 11.4-2 – DRILL CORE SAMPLING STATISTICS

	GOLD (g/t)
NO. OF SAMPLES	MIN	MAX	MEAN	ST.DEV
TOTAL	0.005	1940	0.584	10.01

The width of the various Namoya ore bodies varies from less than a 1 m to 25 m (table below). Theorientations of the ore bodies were determined from the initial detailed mapping of adits,trenches and modelling work carried out on the historical data of the deposits. The table below presentssignificant intersections from the drilling program.

TABLE 11.4-3 - SIGNIFICANT DRILL HOLE INTERSECTIONS

HOLE ID	FROM (m)	TO (m)	LENGTH (m)	TRUE WIDTH	Au (g/t)
NDD001	20.82	41.03	20.21	15.76	4.44
INCLUDING:	29.45	31.1	2.07	1.61	33.65
	75.95	78	2.05	1.60	7.43
	93.78	95.13	1.35	1.05	5.35
NDD002	19.63	60.6	40.97	31.96	0.5
	60.6	63	2.4	1.87	6.97
	71.61	90.83	19.22	14.99	10.54
INCLUDING:	71.61	74.48	2.87	2.24	8.59
	83	87	4	3.12	37.53
NDD003	23.7	27.3	3.6	2.81	0.92
	40.72	67.26	26.5	20.67	5.96
INCLUDING:	41.43	46.7	5.27	4.11	4.5
	58.76	61.76	3	2.34	15.07
	64.82	67.26	2.44	1.90	30.65
	99.31	102.08	2.77	2.16	2.53
NDD004	7.64	19.43	11.79	9.20	1.07
INCLUDING:	18.82	19.43	0.61	0.48	9.01
	38.29	41.42	3.13	2.44	1.6
NDD004B	13.17	16.38	3.21	2.50	0.98
	37.87	43.82	5.95	4.64	3.55
	63.6	92.66	29.06	22.67	1.69
INCLUDING:	80.74	86.61	5.87	4.58	2.8
NDD005	12.5	16.86	4.36	3.40	4.39
	52.95	92.32	39.37	30.71	3.63
INCLUDING:	59.73	66.82	7.09	5.53	5.37
	71.45	74.89	3.44	2.68	11.93

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HOLE ID	FROM (m)	TO (m)	LENGTH (m)	TRUE WIDTH	Au (g/t)
	81	83.72	2.72	2.12	14.95
	128.79	136.06	7.27	5.67	1.99
NDD006	43.41	49.13	5.72	4.46	1.3
	75.22	86.02	10.8	8.42	1.47
INCLUDING:	80.05	81.05	1	0.78	5.13
NDD007	0	6.94	6.94	5.41	2.15
	79.94	82	2.06	1.61	28.72
	87.37	91.06	3.69	2.88	1.27
NDD008	0	9.67	9.67	7.54	1.86
	90.44	93.12	2.68	2.09	3.81
	110.23	124.25	14.02	10.94	9.02
INCLUDING:	120.15	121.15	1	0.78	100
NDD009	78.4	85.91	7.51	5.86	0.81
	101.7	114.23	12.53	9.77	1.05
NDD010	13.44	20.95	7.51	5.86	1.97
	25	32.17	7.17	5.59	5.08
	42.3	54.66	12.36	9.64	19.93
NDD011	57.9	61	3.1	2.42	1.8
	73.4	77.36	3.96	3.09	5.83
INCLUDING:	74.4	75.66	1.26	0.98	14.43
	142.25	146.42	4.17	3.25	2.13
	174.94	176.63	1.69	1.32	35.13
NDD012	72.3	88.65	16.35	12.75	1.18
NDD013	68.02	82.11	14.09	10.99	1.51
NDD014	66.76	77.12	10.36	8.08	8.86
INCLUDING:	74.3	75	0.7	0.55	85.1
	137.82	151.21	13.39	10.44	8.21
NDD015	64.73	66.82	2.09	1.63	0.79
NDD016	109.67	114.76	5.09	3.97	2.67
	120.18	125.26	5.08	3.96	1.57
	135.28	136.23	0.95	0.74	2.99
NDD017	18.39	20.7	2.31	1.80	1.04
NDD018	19.04	21.37	2.33	1.82	1.06
	70.65	71.27	0.62	0.48	3.37
	76.9	78.56	1.66	1.29	0.99
	101.91	105.83	3.92	3.06	4.53
	122.15	126.77	4.62	3.60	5.84
	131	137.02	6.02	4.70	3.57
	144.4	152.38	7.98	6.22	37.96
INCLUDING:	144.4	146.89	2.49	1.94	108.93
	146.89	152.38	5.49	4.28	5.77

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HOLE ID	FROM (m)	TO (m)	LENGTH (m)	TRUE WIDTH	Au (g/t)
NDD020	92	93	1	0.78	1.02
NDD021	19.82	21.3	1.48	1.15	2.53
	47.82	50.25	2.43	1.90	3.9
	55.8	59.15	3.35	2.61	17.61
	67.65	81.85	14.2	11.08	1.62
NDD022	48.31	51.72	3.41	2.66	1.44
	65.5	67	1.5	1.17	2.52
	80.7	89.51	8.81	6.87	2.24
NDD024	53.8	73.69	19.89	15.51	2.14
INCLUDING:	59.26	62.19	3.47	2.71	5.77
NDD025	51.4	52.2	0.8	0.62	9.79
	68.56	79.1	10.54	8.22	1.68
	85	91.6	6.6	5.15	1.64
NDD026	11.8	13.83	2.03	1.58	6.39
	31.6	47.34	15.74	12.28	6.12
INCLUDING:	32.79	39.07	6.28	4.90	10.49
	52.52	57.31	4.79	3.74	1.21
	85.93	91.13	5.2	4.06	6.29
	99.57	109	9.43	7.36	11.2
INCLUDING:	103.57	105.82	2.25	1.76	16.76
	112.32	115.85	3.53	2.75	2.57
NDD027	37.86	40.95	3.09	2.41	4.77
	54.76	67.39	12.63	9.85	1.5
NDD028	55.1	62.2	7.1	5.54	27.8
NDD030	27.62	29.4	1.78	1.39	1.23
	36.81	37.9	1.09	0.85	1.65
	48.13	55.88	7.75	6.05	2.55
	72.78	74.9	2.12	1.65	1.59
	88.67	91.51	2.84	2.22	5.22
	97	107.4	10.4	8.11	4.55
INCLUDING:	103.1	103.9	0.8	0.62	28.5
NDD032	75.4	90.68	15.28	11.92	1.95
NDD033	35.5	36.54	1.04	0.81	1.18
	67.62	68.18	0.56	0.44	3.59
	71.2	72.91	1.71	1.33	2.81
	95.84	97.06	1.22	0.95	7.3
NDD034	43.9	49.53	5.63	4.39	3.49
	62.91	91.55	28.64	22.34	2.61
INCLUDING:	62.91	66	3.09	2.41	5.45
	79.8	82.4	2.6	2.03	7.72
	85.96	87.58	1.62	1.26	5.67

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Page53

HOLE ID	FROM (m)	TO (m)	LENGTH (m)	TRUE WIDTH	Au (g/t)
NDD036	49	52.63	3.63	2.83	4.28
	62.56	80.32	17.76	13.85	5.26
	87.2	96.14	8.94	6.97	2.19
NDD037	27.88	44.05	16.17	12.61	3.03
NDD038	41.63	60.9	19.27	15.03	3.71
INCLUDING:	42.86	47	4.14	3.23	8.71
NDD039	53.34	53.7	0.36	0.28	1
	62.5	70.65	8.15	6.36	1.05
	77.45	113.54	36.09	28.15	3.17
INCLUDING:	88.95	99	10.05	7.84	4.87
	128.6	129.44	0.84	0.66	8.26
	346.13	346.65	0.52	0.41	2.21
	350	350.42	0.42	0.33	1.12
	360.06	360.39	0.33	0.26	7.28
NDD040	28	34.14	6.41	5.00	2.08
NDD041	10.6	16.92	6.32	4.93	1
	19.65	24.36	4.71	3.67	1.44
NDD042	29.55	34.02	4.47	3.49	2.28
	39.3	43.01	3.71	2.89	3.37
	46.13	53.73	7.6	5.93	13.88
INCLUDING:	46.13	47.86	1.73	1.35	34.99
NDD043	32.64	34.78	2.14	1.67	1.47
	56.33	66.44	10.11	7.89	2.66
INCLUDING:	58	60.49	2.49	1.94	6.16
	114.6	118.45	3.85	3.00	3.16
NDD044	76.9	87.83	10.93	8.53	7.13
NDD045	69.13	70.85	1.72	1.34	4.06
	77.14	89.46	12.32	9.61	3.6
NDD046	109.22	116.97	7.75	6.05	1.79
NDD047	100.5	117.74	17.24	13.45	3.09
INCLUDING:	108.38	110.57	2.19	1.71	4.93
	129.6	133.3	3.7	2.89	2.01
NDD049	63.87	74	10.13	7.90	1.83
	77.38	84.76	7.38	5.76	3.78
NDD050	3.05	13	9.95	7.76	4.42
	37.57	39.86	2.29	1.79	0.86
	57.27	61.2	3.93	3.07	1.82
NDD051	22.14	23.67	1.53	1.19	5.31
	28.65	30.4	1.75	1.37	1.12
	38.45	39.4	0.95	0.74	3.69
	41.6	42.02	0.42	0.33	16.8

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HOLE ID	FROM (m)	TO (m)	LENGTH (m)	TRUE WIDTH	Au (g/t)
	57.4	59.1	1.7	1.33	5.75
NDD053	88.39	90.48	2.09	1.63	4.51
NDD054	84.24	85.43	1.19	0.93	2.77
	91.86	93.73	1.87	1.46	1.7
	100.51	107.47	6.96	5.43	1.47
NDD055	68.56	70.44	1.88	1.47	1.47
	78.74	80.53	1.79	1.40	25.73
	87.94	90.55	2.61	2.04	3.01
NDD057	6.76	7.79	1.03	0.80	2.81
	108.22	110.28	2.06	1.61	2.32
	114.38	116.29	1.91	1.49	30.64
	171.59	174.53	2.94	2.29	1.26
NDD058	21.43	26.16	4.73	3.69	1
	53.97	55.33	1.36	1.06	1.59
	97.7	102.14	4.44	3.46	15.85
NDD059	62.92	65.23	2.31	1.80	1.93
	98.9	101.18	2.28	1.78	0.96
	119.86	126.48	6.62	5.16	2.29
NDD061	100.28	103.4	3.12	2.43	1.08
	114	114.96	0.96	0.75	10.4
	160.52	163.08	2.56	2.00	1.55
	170.47	192.67	22.2	17.32	7.75
INCLUDING:	182.3	191.42	9.12	7.11	16.14
NDD062	109.8	112.8	3	2.34	2.96
	125.8	131.53	5.73	4.47	7.81
	171.85	177.48	5.63	4.39	2.6
NDD063	123.9	130.7	6.8	5.30	1.98
NDD064	20.1	21.1	1	0.78	1.33
	82.52	85.83	3.31	2.58	8.6
NDD065	37.6	44	6.4	4.99	1.71
	60	61.04	1.04	0.81	1.56
NDD066	120.79	122.6	1.81	1.41	1.01
	129.34	139.73	10.39	8.10	6.63
	182.44	183.28	0.84	0.66	1.71
NDD067	0	7.64	7.64	5.96	1.97
	28.3	30.64	2.34	1.83	0.96
	84.25	90	5.75	4.49	1.72
NDD068	76.58	80.16	3.58	2.79	2.09
	106.28	110.24	3.96	3.09	0.83
	117.24	119	1.76	1.37	3.47
NDD069	73.13	88.13	15	11.70	2.15

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HOLE ID	FROM (m)	TO (m)	LENGTH (m)	TRUE WIDTH	Au (g/t)
	91.25	93.2	1.95	1.52	1.01
	116	117	1	0.78	1.16
NDD070	34	40.4	6.4	4.99	1.25
	93.5	94.56	1.06	0.83	5.77
	108	113.3	5.3	4.13	17
	127.1	128.1	1	0.78	1.18
	158.42	160.2	1.78	1.39	13.61
	170.04	171.54	1.5	1.17	1.15
	185.04	186.58	1.54	1.20	3.84
NDD071	0.65	5.7	5.05	3.94	0.7
	46.16	51.4	5.24	4.09	2.35
	65.36	67.52	2.16	1.68	1.02
	112.3	117.48	5.18	4.04	2.17
NDD072	60.68	62.5	1.82	1.42	3.03
NDD073	15.44	16.09	0.65	0.51	4.37
	39.83	41.55	1.72	1.34	1.34
	80.69	81.45	0.76	0.59	12.6
	100.36	101.36	1	0.78	2.33
NDD074	84.15	85.15	1	0.78	6.54
	101.1	102.09	0.99	0.77	2.06
NDD075	79.32	82.1	2.78	2.17	0.71
	85.29	86.88	1.59	1.24	1.59
	133	134.51	1.51	1.18	13.96
	140.87	157.65	16.78	13.09	2.91
INCLUDING:	150	151	1	0.78	25.1
	155.98	157.65	1.67	1.30	7.02
NDD076	148.23	149.1	0.87	0.68	1.42
	204.89	224.4	19.53	15.23	2.8
INCLUDES:	213.68	216.87	3.19	2.49	6.44
	258.8	259.75	0.95	0.74	2.2
NDD077	23.18	24.18	1	0.78	2.29
	47.46	60.74	13.28	10.36	1.54
	67.8	76.05	8.25	6.44	0.83
	84.05	87.05	3	2.34	0.83
	93.35	94.35	1	0.78	0.98
	129.75	136.68	6.93	5.41	5.65
NDD078	12.48	14.48	2	1.56	2.05
	35.73	39.6	3.87	3.02	0.99
	76.78	78.74	1.96	1.53	2.02
NDD079	2.3	9.33	7.03	5.48	0.76
	209.35	220.76	11.41	8.90	10.24

NI43-101 TECHNICAL REPORT

Page56

HOLE ID	FROM (m)	TO (m)	LENGTH (m)	TRUE WIDTH	Au (g/t)
NDD080	75.3	77.21	1.91	1.49	1.26
	91	96.9	5.9	4.60	2.73
	147.12	152.58	5.46	4.26	3.05
NDD082	6.8	7.8	1	0.78	3.29
	14.25	22.85	8.6	6.71	1.09
NDD083	24.8	33.12	8.32	6.49	1.61
	44.28	52.78	8.5	6.63	1.33
	83.4	89.57	6.17	4.81	2.95
	95	96	1	0.78	1.01
	117.63	118.13	0.5	0.39	4.96
	123.5	125.5	2	1.56	1.63
	133.5	135.5	2	1.56	4.06
NDD084	128.05	130	1.95	1.52	0.71
	156.1	157.4	1.3	1.01	5.33
	159.4	160.82	1.42	1.11	1.44
	177.14	178.14	1	0.78	5.21
	187.43	189.5	2.07	1.61	0.8
NDD085	35.8	37.8	2	1.56	1.14
	65.53	71.46	5.93	4.63	1.89
	75.74	76.46	0.72	0.56	5.79
	91.12	93.59	2.47	1.93	0.9
	101.05	105.18	4.13	3.22	1.04
	117	118	1	0.78	2.63
NDD086	47.78	49.11	1.33	1.04	1.84
	104.82	105.82	1	0.78	2.01
	122.51	123.51	1	0.78	0.95
	139.7	140.7	1	0.78	3.35
	143.34	144.4	1.06	0.83	1.54
	161	163.78	2.78	2.17	6.86
NDD087	169.78	170.78	1	0.78	5.87
NDD088	59.19	62.13	2.94	2.29	18.79
	69.16	70.85	1.69	1.32	1.34
	74	74.63	0.63	0.49	3.59
	134	135.43	1.43	1.12	1.43
NDD090	10.16	10.72	0.56	0.44	3.09
NDD092	80.7	88.7	8	6.24	5.84
	96	104.6	8.6	6.71	1.27
	157	158	1	0.78	1.58
NDD093	123.58	147.25	23.67	18.46	4.91
INCLUDING:	139	147.25	8.25	6.44	9.02
NDD094	106.7	107.27	0.57	0.44	3.3
NI43-101 TECHNICAL REPORT

Page57

HOLE ID	FROM (m)	TO (m)	LENGTH (m)	TRUE WIDTH	Au (g/t)
NDD095	0	2.95	2.95	2.30	2.54
	53.4	54	0.6	0.47	1.29
	194	195.38	1.38	1.08	2.56
	213.7	214.7	1	0.78	2.81
NDD096	0	8.27	8.27	6.45	0.95
	28.95	29.25	1	0.78	0.85
	94	95	1	0.78	0.81
	97	98	1	0.78	0.98
NDD097	3	4.14	1.14	0.89	1.3
	51	55.29	4.29	3.35	0.92
	60.78	65.9	5.12	3.99	1.46
	70.9	74.8	3.9	3.04	1.85
	128.54	130.18	1.64	1.28	1.3
	142.73	147.26	4.53	3.53	5.54
	151.26	153.26	2	1.56	3.85
NDD098	77.3	77.86	0.56	0.44	10.7
	85	87.47	2.47	1.93	2.09
	91.12	96.6	5.48	4.27	10.74
	102.86	114	11.14	8.69	1.99
	125.4	139	13.6	10.61	1.87
	141.5	159.06	17.56	13.70	3.51
NDD099	52.65	53.18	0.53	0.41	4.45
	148.8	152.51	3.71	2.89	3.2
	156.83	157.83	1	0.78	0.98
	163.8	164.6	0.8	0.62	0.93
	168.75	173	4.25	3.32	0.61
	177	179.52	2.52	1.97	2.16
	327	331.08	4.08	3.18	3.13
	353.47	374.8	21.33	16.64	6.56
INCLUDING:	368	373.05	5.05	3.94	24.34
NDD100	11.18	16.6	5.42	4.23	2
	46	48	2	1.56	1.49
	171	179.3	8.3	6.47	4.91
INCLUDING:	174.3	179.3	5	3.90	7.46
	184.47	185.15	0.68	0.53	1.78
	188.3	189	0.7	0.55	1.12
NDD101	4	5	1	0.78	1.07
	24.56	25.53	0.97	0.76	1.97
	27.53	28.53	1	0.78	1.09
	192.9	193.5	0.6	0.47	1.86
NDD102	15.6	26	10.4	8.11	2.63

NI43-101 TECHNICAL REPORT

Page58

HOLE ID	FROM (m)	TO (m)	LENGTH (m)	TRUE WIDTH	Au (g/t)
	31.6	34.4	2.8	2.18	1.16
	42	44.76	2.76	2.15	1.1
	48.35	49	0.65	0.51	1.19
	54.75	62.49	7.74	6.04	1.87
NDD103	67.77	69.51	1.74	1.36	12.11
	172.15	172.85	0.7	0.55	1.46
	174.94	178.34	3.4	2.65	2.34
NDD104	314.13	315.16	1	0.78	3.6
NDD105	55.35	56.35	1	0.78	1.98
	78	80	2	1.56	0.96
	110	112.55	2.55	1.99	3.29
	114.5	116.42	1.92	1.50	1.3
	122.82	123.89	0.67	0.52	42.5
	166.71	190.56	23.85	18.60	5.07
INCLUDING:	170.45	179	8.55	6.67	12.29
NDD107	55.9	56.65	0.75	0.59	22.2
NDD108	75.18	76.45	1.27	0.99	1.55
NDD109	28	29.02	1.02	0.80	1.54
	61.95	62.78	0.83	0.65	1.32
	82.7	83.4	0.7	0.55	5.81
	320	323	3	2.34	1.16
	326.19	329.62	3.43	2.68	6.56
	335	339.22	4.22	3.29	1.31
	342.13	345	2.87	2.24	2.58
	384.17	384.78	0.61	0.48	5.93
NDD110	117	139.2	22.2	17.32	1.16
	155.5	157.5	2	1.56	0.87
	182.45	216.07	33.62	26.22	2.26
NDD111	118	123.33	5.33	4.16	0.72
	125.92	126.39	0.47	0.37	1.85
	128	138.94	10.94	8.53	2.81
INCLUDING:	134	138.94	4.94	3.85	4.99
	175.9	182.15	6.25	4.88	2.32
	184.9	201.39	16.49	12.86	3.05
INCLUDING:	194.38	201.39	7.01	5.47	6.24
	212.12	218.38	6.26	4.88	4.55
	224	224.55	0.55	0.43	3.87
	296	297.47	1.68	1.31	2.13
NDD112	0	9.7	9.7	7.57	1.96
	84	86.07	2.07	1.61	4.56
	152.6	153.6	1	0.78	0.85

NI43-101 TECHNICAL REPORT

Page59

HOLE ID	FROM (m)	TO (m)	LENGTH (m)	TRUE WIDTH	Au (g/t)
	166.5	167.5	1	0.78	0.84
NDD113	101.46	119	17.64	13.76	2.97
	183.25	183.55	0.3	0.23	6.24
NDD114	108.98	109.98	1	0.78	0.64
	128.75	129.2	0.45	0.35	2.19
	165.42	165.85	0.43	0.34	1.11
	166.7	167.7	1	0.78	0.66
	174.6	176.3	1.7	1.33	1.47
	180.75	187.22	6.47	5.05	10.39
	214	215	1	0.78	0.85
NDD115	6.2	8	1.8	1.40	0.56
	14	19.7	5.7	4.45	11.93
	24.7	27.62	2.92	2.28	1.42
	34.2	35.8	1.6	1.25	0.79
	86.6	89.5	2.9	2.26	2.98
	97.57	99.2	1.63	1.27	3.82
	104	109.28	5.28	4.12	1.02
	115.15	116.5	1.35	1.05	0.84
NDD116	4	6	2	1.56	2.82
	25	34.7	9.7	7.57	1.08
	94	97	3	2.34	0.54
	102	114	12	9.36	0.47
	118	120.4	2.4	1.87	0.74
	135.9	143	7.1	5.54	0.99
	154	155	1	0.78	1.08
	162	179	17	13.26	3.6
	213	214.8	1.8	1.40	0.65
	218.8	219.8	1	0.78	0.68
	227.8	231.8	4	3.12	1.08
	333.35	335	1.65	1.29	0.78
NDD117	72	73	1	0.78	1.02
	92	101.32	9.32	7.27	3.23
	129.8	131.96	2.16	1.68	1.75
	135	135.7	0.7	0.55	1.37
	142	143	1	0.78	4.89
	148.48	150	1.52	1.19	5.95
	153.6	157	3.4	2.65	2.52
	161	179.8	18.8	14.66	3.28
	182	183	1	0.78	8.15
	190	192	2	1.56	1.14
NDD118	1	4.5	3.5	2.73	0.78

NI43-101 TECHNICAL REPORT

Page60

HOLE ID	FROM (m)	TO (m)	LENGTH (m)	TRUE WIDTH	Au (g/t)
	19	20	1	0.78	7.11
	26	27	1	0.78	0.75
	51	52	1	0.78	3.9
	61	64	3	2.34	5
	83.2	87.4	4.2	3.28	4.9
	93	94	1	0.78	0.78
	183.28	184	0.72	0.56	1.05
NDD119	25	27	2	1.56	6.07
	70.32	72	1.68	1.31	3.93
	84	85	1	0.78	0.88
	109.8	111	1.2	0.94	7.47
	120	121	1	0.78	0.52
	146	147	1	0.78	1.73
	151	161	10	7.80	1.42
	203	204	1	0.78	1.25
NDD120	56	60.15	4.15	3.24	3.35
	69	72	3	2.34	0.8
	103.66	104.6	0.94	0.73	1.41
	113.39	117.5	4.11	3.21	3.25
	120.9	121.9	1	0.78	1.26
	124.77	125.4	0.63	0.49	3.96
	138.7	139.7	1	0.78	1.98
	157.1	160.47	3.37	2.63	9.62
	169	170	1	0.78	1.06
NDD121	0	4.7	4.7	3.67	19.94
	37	45.6	8.6	6.71	1.56
	54	55.4	1.4	1.09	0.81
NDD122	0	3	3	2.34	2.01
	6	7	1	0.78	1.04
	32.13	38.55	6.42	5.01	2.17
	53	56.54	3.54	2.76	1.43
	66	67.8	1.8	1.40	0.92
NDD123	0	6.78	6.78	5.29	1.4
	15.82	20.1	4.28	3.34	0.73
	27.33	28.1	0.77	0.60	3.96
	38.75	42.7	3.95	3.08	4.68
NDD124	8.57	11.1	2.53	1.97	0.9
	16.1	18.6	2.5	1.95	1.79
	38.8	41.7	2.9	2.26	0.6
	40.8	41.7	0.9	0.70	0.68
NDD125	37.9	43.32	5.42	4.23	1.1

NI43-101 TECHNICAL REPORT

Page61

HOLE ID	FROM (m)	TO (m)	LENGTH (m)	TRUE WIDTH	Au (g/t)
	48.4	49.4	1	0.78	0.74
	72	74.4	2.4	1.87	1.63
NDD126	32.33	32.85	0.52	0.41	1.61
	55.3	56.3	1	0.78	0.63
	138	139	1	0.78	1.95
	141	142	1	0.78	1.83
NDD127	23.08	23.6	0.52	0.41	1.66
	35.4	42.7	7.3	5.69	1.43
	83.8	87.33	3.53	2.75	8.13
	117.8	120.6	2.8	2.18	0.78
NDD128	18.9	20.9	2	1.56	1.87
	29.46	41.25	11.79	9.20	0.66
NDD130	116	119.2	3.2	2.50	0.55
	175	176	1	0.78	1.95
	181.6	183	1.4	1.09	0.96
	186.2	189	2.8	2.18	0.93
	124.23	124.85	0.62	0.48	1.18
	211	212	1	0.78	0.8
	242.6	244	1.4	1.09	1.01
NDD131	45	47	2	1.56	1.54
	69	72.2	3.2	2.50	2.22
	74	78.8	4.8	3.74	1.71
	83	101.62	18.62	14.52	20.15
	104	106.78	2.78	2.17	0.99
	110.35	130	19.65	15.33	4.94
	150	151	1	0.78	0.93
	153.75	161	7.25	5.66	73.67
NDD132	0.9	5	4.1	3.20	0.62
	7.66	10	2.34	1.83	1.3
	12.3	13.75	1.45	1.13	0.95
	23	26	3	2.34	1.82
	28.7	30.08	1.38	1.08	8.62
	40.84	50	9.16	7.14	1.65
	52.2	56.25	4.05	3.16	1.32
	71.6	76	4.4	3.43	1.57
	80	83	3	2.34	7.32
	94.3	100.3	6	4.68	6.5
	104.51	108.65	4.14	3.23	1.25
NDD133	0	0.9	0.9	0.70	3.99
	7	8	1	0.78	2.24
	14.5	21	6.5	5.07	2.56

NI43-101 TECHNICAL REPORT

Page62

HOLE ID	FROM (m)	TO (m)	LENGTH (m)	TRUE WIDTH	Au (g/t)
	23	24	1	0.78	0.77
	26.35	36.5	10.15	7.92	2.85
	41.6	44	2.4	1.87	6.3
	50.5	51.3	0.8	0.62	0.54
	53.85	54.8	0.95	0.74	1.49
	91	103	12	9.36	0.93
	108.55	112.15	3.6	2.81	0.99
	118.46	119.3	0.84	0.66	6.75
NDD134	0	3.2	3.2	2.50	1.44
	29.7	31.48	1.78	1.39	0.56
	33.65	38	4.35	3.39	1.96
	89	90	1	0.78	1.33
	98	104	6	4.68	0.75
	111	115.6	4.6	3.59	1.05
	119.5	127	7.5	5.85	3.4
	151.25	152	0.75	0.59	2.59
NDD135	5.78	6.78	1	0.78	0.87
	73.24	75	1.76	1.37	1.06
	91.8	94	2.2	1.72	3.97
	112	114.81	2.81	2.19	1.27
	125.85	130.3	4.45	3.47	4.05
	157	164	7	5.46	1.56
NDD136	23	29.65	6.65	5.19	3.21
	61.99	87	25.01	19.51	3.2
	86	87	1	0.78	2.88
	90.1	91	0.9	0.70	0.69
NDD137	17	19	2	1.56	0.82
	23	24	1	0.78	1.43
	28	29	1	0.78	0.75
	36	48.15	12.15	9.48	89.51
	60.6	62.1	1.5	1.17	0.85
	67.2	71.1	3.9	3.04	1.07
	78	82.7	4.7	3.67	3.39
	94.1	100	5.9	4.60	4.65
NDD138	13.45	16	2.55	1.99	1.71
	19.3	22.25	2.95	2.30	1.76
	28	28.55	0.55	0.43	1.77
	44	46	2	1.56	1.66
	51.3	59	7.7	6.01	18.58
	71.2	73	1.8	1.40	1.42
	104	107	3	2.34	1.53

NI43-101 TECHNICAL REPORT

Page63

HOLE ID	FROM (m)	TO (m)	LENGTH (m)	TRUE WIDTH	Au (g/t)
NDD139	85.25	93	7.75	6.05	2.1
	107.1	111.4	4.3	3.35	1.71
	116	117.4	1.4	1.09	7.87
NDD140	52.06	55	2.94	2.29	1.37
	58	61.5	3.5	2.73	1.11
	68	82.6	14.6	11.39	3.76
NDD141	88	92.18	4.18	3.26	5.24
	102	104	2	1.56	11.76
	110.8	113.35	2.55	1.99	3.23
	117.69	120.13	2.44	1.90	3.23
	123.05	124.05	1	0.78	3.29
	138	139	1	0.78	2.06
	156.65	173	16.35	12.75	4.44
	181	185	4	3.12	0.98
	201	202	1	0.78	1.72
NDD142	2	6.3	4.3	3.35	1.31
	83	84	1	0.78	0.58
	109.4	111.7	2.3	1.79	0.61
NDD143	15.8	16.65	0.85	0.66	2.18
	106.8	110	3.2	2.50	0.58
	135.7	146.13	10.43	8.14	1.11
	151.1	157	5.9	4.60	2.21
	160.35	162	1.65	1.29	0.56
	169	171	2	1.56	2.25
	187.25	192	4.75	3.71	1.1
NDD144	12	13	1	0.78	0.92
	18.48	22.35	3.87	3.02	0.95
	28.4	29.47	1.07	0.83	1.01
	55	56	1	0.78	0.75
	64	72.48	8.48	6.61	2.47
	77.32	82.22	4.9	3.82	1.99
	87.6	90	2.4	1.87	0.81
	94.75	95.25	0.5	0.39	0.93
	98	99	1	0.78	0.68
	148.5	149.1	1.4	1.09	1.43
	152.39	158.1	5.71	4.45	1.37
	175	177	2	1.56	1.31
NDD145	71.92	78.56	6.64	5.18	6.69
	87	88	1	0.78	1.87
NDD146	15.04	15.78	0.74	0.58	1.03
NDD147	90	95	5	3.90	0.78

NI43-101 TECHNICAL REPORT

Page64

HOLE ID	FROM (m)	TO (m)	LENGTH (m)	TRUE WIDTH	Au (g/t)
	112	113	1	0.78	2.83
	128	137.4	9.4	7.33	3.37
	145	148	3	2.34	1.19
NDD148	46.35	47.7	1.35	1.05	3.23
NDD149	42.98	61.3	18.32	14.29	3.29
	69	74.28	5.28	4.12	2.22
NDD150	0	13.5	13.5	10.53	9.14
	19.88	21.4	1.52	1.19	0.96
	56.9	69.45	12.55	9.79	4.44
	75.15	77	1.85	1.44	1.25
	95.9	101.93	6.03	4.70	5.2
NDD152	31	32	1	0.78	1.84
	40	41	1	0.78	3.44
	47	48	1	0.78	1
	120	121	1	0.78	1.38
NDD153	56.6	57.6	1	0.78	0.92
NDD156	14	15.3	1.3	1.01	7.04
	33.68	35	1.32	1.03	0.57
	60.25	61.8	1.55	1.21	0.52
	63.8	65.15	1.35	1.05	9.36
NDD157	17.21	21	3.79	2.96	1.39
	29.65	31.25	1.6	1.25	0.66
	60.75	62	1.25	0.98	0.75
NDD158	60.95	63.3	2.35	1.83	1.92
	67.6	68.3	0.7	0.55	0.52
	90.15	105.4	15.25	11.90	4.05
	120.7	121.9	1.2	0.94	4.09
NDD159	23	24	1	0.78	0.67
	102	108.15	6.15	4.80	1.84
	113	114	1	0.78	4.53
	131	134.07	3.07	2.39	1.32
	238	240	2	1.56	0.64
NDD160	35.8	39.3	3.5	2.73	3.04
	43	44	1	0.78	0.8
	56.8	57.35	0.55	0.43	2.9
	121.88	123.15	1.27	0.99	2.37
	126.1	133.76	7.66	5.97	2.24
	136.7	137.48	0.78	0.61	0.86
	141.6	142.6	1	0.78	0.5
	149.25	157.6	8.35	6.51	0.71
	163	166	3	2.34	0.8

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HOLE ID	FROM (m)	TO (m)	LENGTH (m)	TRUE WIDTH	Au (g/t)
	178	179	1	0.78	0.5
	185.25	185.6	0.35	0.27	6.26
	198	199	1	0.78	2.17
	220	221	1	0.78	1.18
NDD161	15	16.95	1.95	1.52	3.62
	66.4	67	0.6	0.47	2.87
	77	86.35	9.35	7.29	1.95
	93	94.85	1.85	1.44	1.61
	108.53	109	0.47	0.37	0.61
	125.72	128	2.28	1.78	2.39
	164.54	168.24	3.7	2.89	5.49
	175.66	184	8.34	6.51	1.3
	187.94	189.36	1.42	1.11	0.96
	191.75	195.58	3.83	2.99	4.08
	208.5	219	10.5	8.19	2.47
	222.1	228	5.9	4.60	0.81
NDD162	8	8.6	0.6	0.47	4.71
	20.73	27	6.27	4.89	0.77
	31.81	37.72	5.91	4.61	3.02
	40.72	41.72	1	0.78	1.08
NDD163	33	35.5	2.5	1.95	3.65
	151.7	152.3	0.6	0.47	3.61
NDD164	53	57	4	3.12	0.71
	66.65	67.9	1.25	0.98	34.1
	92.8	93.45	0.65	0.51	2.84
	126.63	127.45	0.82	0.64	1.87
NDD165	3.3	4	0.7	0.55	2.81
	9.7	12	2.3	1.79	0.53
	21	45	24	18.72	3
	62.87	63.9	1.03	0.80	0.76
NDD166	40	42	2	1.56	0.5
	93.19	94	0.81	0.63	0.6
	190.4	191	0.6	0.47	1.95
NDD167	42.4	65.5	23.1	18.02	1.39
	68.84	86.37	17.53	13.67	1.16
	123	124.2	1.2	0.94	1.38
NDD168	31.9	36	4.1	3.20	0.91
	128	129	1	0.78	1.85
	131	132	1	0.78	0.51
NDD169	85	86	1	0.78	0.92
	119	148	29	22.62	5.59

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HOLE ID	FROM (m)	TO (m)	LENGTH (m)	TRUE WIDTH	Au (g/t)
NDD170	61.17	61.8	0.63	0.49	18.3
	66.64	90	23.36	18.22	2.9
NDD171	12.65	16	3.35	2.61	0.74
	18	20.6	2.6	2.03	0.65
	38.9	41.7	2.8	2.18	2.98
	61.38	69	7.62	5.94	1.16
	72.05	95	22.95	17.90	1.67
	110	112	2	1.56	2.07
NDD172	0	3	3	2.34	0.61
	31.8	33.1	1.3	1.01	14.1
	188	189	1	0.78	30.8
	120.35	121.1	0.75	0.59	0.5
	165.78	168.21	2.43	1.90	1.19
NDD174	24	25	1	0.78	0.74
NDD175	8.3	9.64	1.34	1.05	1.54
	12.64	21.5	8.86	6.91	2.04
	29.23	33.03	3.8	2.96	1.23
	52	53	1	0.78	1.38
	61.4	68.58	7.18	5.60	5.34
	74.15	78.1	3.95	3.08	4.39
	98.6	99.2	0.6	0.47	0.7
NDD176	38.1	39.1	0.49	0.38	0.58
	47.74	48.5	0.76	0.59	1.48
NDD177	124.9	134.5	9.6	7.49	1.25
	137.63	138.4	0.77	0.60	1.47
	156.5	158.58	2.08	1.62	2.01
NDD178	5.75	8.8	3.05	2.38	1.91
	51.78	52.9	1.12	0.87	4.37
	118	119	1	0.78	1.2
	151.45	152.15	0.7	0.55	8.06
	157.1	161	3.9	3.04	17.05
	164.1	167.6	3.5	2.73	0.61
	173	178	5	3.90	3.42
NDD201	195.82	196.82	1	0.78	13.2
NDD203	173.5	189.2	15.7	12.25	4.83
NDD204	0	3	3	2.34	0.95
	21	24	3	2.34	1.61
	32.2	33.05	0.85	0.66	13.4
	41	42	1	0.78	3.63
	71.35	71.88	0.53	0.41	21.6
	72.21	73.6	1.39	1.08	0.66

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HOLE ID	FROM (m)	TO (m)	LENGTH (m)	TRUE WIDTH	Au (g/t)
	75.94	77.2	1.26	0.98	0.85
	104	105	1	0.78	1.23
NDD205	76	77	1	0.78	2.15
	126.9	131.65	4.75	3.71	1.1
NDD207	128.7	147.5	18.8	14.66	1.86
NDD208	0	4	4	3.12	3.52
	5	9.52	4.52	3.53	0.45
	30	42.1	12.1	9.44	6.13
	46	65.24	19.24	15.01	3.2
	110.52	118.1	7.58	5.91	4.59

11.5	AUGER DRILL CORE SAMPLES
Sampling of auger core is carried out by collecting whole sample from the window sampling tubes, with no splitting. The “window sampling” method involves collection of the sample in a slotted steel tube. This provides an intact, uncontaminated sample, which can be logged in an undisturbed condition prior to bagging.

Sampling is conducted “geologically” i.e. samples restricted to same lithological units and within similar zones of alteration. A maximum sample length of 1.0 m and minimum of 0.3 m is allowed. Field description and collar information including depth reached, lithology, alteration and location of the auger drill holes are recorded into special logs which are later stored electronically in a database. Auger core barrels are cleaned thoroughly between holes and during end of drilling shift.

Stringent procedure of quality control and checking is applied in the field and prior to shipment to the Banro’s sample preparation facility. The sample pulps are then sent to the SGS laboratory in Mwanza, Tanzania to be analyzed for gold by 50 g fire assay. Analytical statistics for gold in auger core drilling at Mwendamboko and Muviringu is presented in the table below.

TABLE 11.5-1 – AUGER CORE SAMPLING ANALYTICAL STATISTICS

	GOLD (g/t)
NO. OF SAMPLES	MIN	MAX	MEAN	ST.DEV
1,017	0.01	182.00	0.92	6.57

The table below shows some of the significant intersections from the auger core drilling on the Mwendamboko and Muviringu deposit.

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TABLE 11.5-2 - SIGNIFICANT AUGER HOLE INTERSECTIONS

HOLE ID	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)
NAD002	0	2.5	2.5	1.96
NAD008	0	2.5	2.5	1.10
NAD009	0	5.1	5.1	1.36
NAD015	0.5	4.5	4	1.53
NAD016	4.5	6.5	2	3.78
NAD017	0	1.5	1.5	6.33
NAD019	0	4.5	4.5	0.82
NAD024	0	4.5	4.5	0.97
NAD026	0	6.5	6.5	0.93
NAD027	0	2.5	2.5	1.16
NAD028	0	1	1	0.69
NAD030	0.5	1.5	1	1.33
NAD031	1.6	6.5	4.9	1.37
NAD039	0.5	4.5	4	0.75
NAD040	0	4.5	4.5	1.94
NAD041	0	3.5	3.5	3.19
NAD042	0	3.5	3.5	1.24
NAD043	0	2.5	2.5	0.91
NAD048	0	2.5	2.5	1.37
NAD049	0	5.5	5.5	2.58
NAD050	0	3.5	3.5	4.47
NAD051	0	5.5	5.5	6.01
NAD058	0	5.5	5.5	2.00
NAD059	0	3.5	3.5	1.82
NAD060	0	4.5	4.5	1.53
NAD061	0	5.5	5.5	1.31
NAD062	0	6.5	6.5	1.22
NAD063	0	1.5	1.5	1.69
NAD064	0	1	1	1.21
NAD065	0	3.5	3.5	1.10
NAD075	0	5.5	5.5	1.86
NAD076	0	3.5	3.5	3.52
NAD078	0	4.5	4.5	15.97
NAD079	0	2.55	2.55	6.71
NAD081	0	2.5	2.5	0.94
NAD082	0	4.5	4.5	1.53
NAD083	0	4.3	4.3	1.74
NAD084	0	3.5	3.5	3.57
NAD093	0	3.1	3.1	0.89

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HOLE ID	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)
NAD094	0	5.5	5.5	1.50
NAD344	0	1.5	1.5	0.69
NAD349	0	1.5	1.5	0.85
NAD350	0	1.42	1.42	0.84
NAD353	0	4.5	4.5	0.93
NAD359	0	2	2	46.28
NAD360	0	2.8	2.8	2.13
NAD362	0	4.5	4.5	1.11
NAD376	0	1.2	1.2	15.14
NAD377	0	0.5	0.5	1.09
NAD380	0	3.5	3.5	1.53
NAD582	0	0.5	0.5	1.53
NAD585	0.5	1	0.5	5.41

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12.	SAMPLE PREPARATION, ANALYSES AND SECURITY

12.1	STATEMENT
Banro operates its own sample preparation facility in Bukavu, DRC using its own full-time employees. ALS Chemex, Johannesburg built the sample preparation facility for Banro. ALS Chemex management were on site to train Banro staff and to commission the facility in September 2005. Analysis of samples is currently undertaken by the SGS laboratory in Mwanza, Tanzania which serves as the primary analytical laboratory while Genalysis in Western Australia serves as the umpire laboratory. Both SGS and Genalysis are internationally (NATA) accredited and utilize conventional sample preparation, sample analysis and associated quality control protocols.

12.2	SAMPLE PREPARATION AND ANALYSIS
The in-house sample preparation facility is a containerised laboratory specially designed by ALS Chemex but managed by Banro with periodic laboratory audits carried out by external consultants. The laboratory has been audited on separate occasions by the following: Tony Martin (SRK) in October 2005, Terence Howard (ALS) in February 2006 and Theonest Bahemuka (SGS) in August 2006. In November 2006 Martin Pittuck (SRK) reviewed the laboratory protocols and procedures. In March 2007 George Siasios (SGS-Mwanza) audited the sample preparation facility in Bukavu, DRC and in October 2007 Tony Martin conducted a second audit of the laboratory.

All field samples are delivered to the Banro sample preparation facility in Bukavu, DRC. Individual sample bags are sealed with a cable tie and the individual sample bags placed in large white bags that will hold between 20 kg and 30 kg of sample. Each shipment between the field and Bukavu has a covering dispatch form that is filled out in triplicate. Two copies are sent to Bukavu with the samples and one remains in the field at the project site. Should there be any discrepancy between the sample numbers and/or the number of samples recorded on the sample sheets and those samples physically received at the Bukavu sample preparation laboratory, the problem is immediately dealt with via HF radio communications and a reconciliation report sent by mail to the Senior Project Geologist. Pulp samples, of approximately 150 g, are placed in brown packet envelopes, which in turn are placed in a rectangular cardboard box that holds approximately 20 pulp samples. These boxes are routinely shipped in batches to either SGS in Mwanza, Tanzania or Genalysis in Perth, Australia and SGS, Tarkwa, Ghana in the case of inter-laboratory checks.

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The in-house sample preparation facility comprises an electric oven, two jaw crushers, three disc pulverisers and an air compressor system all assembled in ‘20 footer’ and ’40 footer’ steel containers.

All samples received from the field are sorted and oven dried in steel pans stacked on racks that are clearly labelled to optimise the resident drying time of material in the oven.

Using the jaw crushers, all adit, trench and drill core samples are crushed to 80% passing 2 mm screen. The crushed sample is split using a riffle splitter to produce between 800 g -1,500 g of material, which is pulverised using B2000 Low Chrome Bowls with disc for 90 s to 300 s depending on the hardness of the sample to 90% passing a 75 µm screen. Soil geochemical samples are oven dried and sieved to minus 2 mm before being pulverised. An average of 150 g split of the pulp is shipped to the SGS laboratory in Mwanza, Tanzania for analysis. An average of 250 samples is prepared each day from the in-house facility. The crusher is thoroughly cleaned in between any two samples. After every 10thsample, the crusher is cleaned (flushed) with barren granite, and the pulveriser is cleaned with similar material between each sample. The cleaning process is enhanced with the use of compressed air system after each sample. The preparation of soil samples is independently carried out to avoid possible contamination from the higher-grade trench, adit or core samples.

The sample preparation laboratory has organised areas/shelves designed for the storage of coarse and pulp rejects such that the samples can be retrieved in a reasonable amount of time. The sample preparation laboratory’s quality assurance procedures are based upon the requirements and procedures of ISO 9001:2000 (quality systems – management requirements). All sections of the laboratory comply with the quality assurance procedures. Three laboratories have been used for sample assaying since the commencement of exploration in Namoya in November 2004. The initial soil geochemical and trench samples were analysed by SGS in Mwanza, Tanzania while ALS Chemex, Johannesburg served as the umpire laboratory. Since March 2006, SGS in Mwanza, Tanzania has been used as the principal analytical laboratory and Genalysis in Perth, Australia or SGS Tarkwa as the umpire laboratory.

All gold analyses have been carried out using conventional 50 g charge fire assay with atomic adsorption spectrography (AAS) finish. The three laboratories involved have carried out the usual internal checks, which in the case of SGS-Mwanza are detailed in the section on quality control.

12.3	QUALITY CONTROL PROCEDURES
In order to monitor the integrity of the sample preparation and analytical data screen tests of crushed (5%) and pulverized (10%) samples are routinely carried out to monitor the particle size and percentage passing of the crushed and pulverized material respectively.

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To provide a measure of accuracy, precision and confidence, a range of international reference materials, duplicates and blanks are routinely (12%) but randomly inserted into each batch of samples. Blank samples are inserted during the main stream crushing and pulverising processes. Blanks are inserted into sample batches at a frequency of 1 in 50 and crush duplicate split is also carried out at 1 in 50. Standard reference materials are inserted at a frequency of 4 in 50. International reference materials inserted are predominantly sourced from Rocklabs Limited, New Zealand and occasionally from Geostats Pty Limited, Australia.

12.4	ASSESSMENT OF QUALITY CONTROL DATA
Quality control procedures have been implemented in all stages of the sample preparation and analytical process. The quality control work includes the insertion of international reference samples, inter-laboratory checks, samples preparation laboratory duplicates, blanks, and the analytical laboratory’s internal checks. These are all described in detail in the following sections.

12.4.1	Standard samples
Four analytical reference materials are inserted in a batch of 50 samples. The standard reference material is sourced from Rocklabs Limited, New Zealand and a few from Geostats, Australia. The standard reference samples are in pulp form and are supplied in plastic containers of 2.5 kg each, of both oxide and sulphide material with variable grade ranges. Thirty variable grade ranges of standards have been inserted in various batches of samples submitted to the analytical laboratory. The standards are randomly inserted but of same quantity as the laboratory pulps, making it difficult for it to be detectable by the analytical laboratory. Statistical assessment of the results of the standard reference data using the facilities in the Rocklabs Quality Control package has been completed. The table below gives basic statistics on the assaying of standard samples.

TABLE 12.4-1 - STATISTICS OF RESULTS OF STANDARD REFERENCE SAMPLES

STD	REF VALUE	SUBMISSION	MIN	MAX	MEAN
REFID	g/t Au	off	g/t Au	g/t Au	g/t Au	STD DEV	CoV
Ox46	1.037	18	0.97	1.09	1.04	0.03	0.030
OX63	5.865	87	5.22	6.48	5.81	0.21	0.040
OxA45	0.081	178	0.005	0.2	0.0816	0.012	0.153
OxC44	0.197	198	0.005	0.260	0.199	0.028	0.139
OXC58	0.201	259	0.160	0.250	0.204	0.014	0.070
OXE56	0.611	256	0.520	0.710	0.618	0.030	0.049
OXF41	0.815	43	0.760	0.830	0.799	0.023	0.029

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STD	REF VALUE	SUBMISSION	MIN	MAX	MEAN
REFID	g/t Au	off	g/t Au	g/t Au	g/t Au	STD DEV	CoV
OxF65	0.805	10	0.720	0.810	0.770	0.027	0.034
OXG46	1.037	73	0.970	1.112	1.030	0.035	0.034
OXG60	1.025	108	0.860	1.140	1.031	0.049	0.048
OXH19	1.344	4	1.260	1.370	1.310	0.050	0.038
OXH37	1.286	93	1.150	1.460	1.210	0.053	0.040
OXH52	1.291	34	1.230	1.380	1.313	0.028	0.021
OXH55	1.282	45	0.740	1.440	1.272	0.109	0.086
OXI40	1.857	246	1.570	2.060	1.844	0.004	0.002
OxI54	1.868	110	0.780	2.420	1.846	0.131	0.071
OXI67	1.817	67	1.500	2.010	1.831	0.093	0.051
OXJ64	2.366	310	2.000	2.630	2.346	0.108	0.046
OXJ68	2.342	35	2.080	2.450	2.301	0.085	0.037
OXK35	3.489	32	3.200	3.650	3.480	0.100	0.030
OxK48	3.557	266	0.590	4.890	3.499	0.308	0.088
OxK69	3.583	31	3.180	4.000	3.582	0.029	0.008
OXL34	5.785	59	5.450	6.310	5.789	0.165	0.028
OxL51	5.85	48	5.610	6.070	5.836	0.103	0.018
OxL63	5.865	74	0.020	10.600	5.824	0.973	0.167
OXN49	8.543	10	7.210	7.590	7.440	0.125	0.021
OXN62	7.706	111	6.560	8.840	7.674	0.336	0.044
OXP39	14.89	77	13.400	16.250	14.688	0.498	0.034
OxP50	14.89	318	14.000	16.600	15.165	0.370	0.024
OxP61	14.92	176	0.010	17.800	14.651	2.191	0.150
SE29	0.597	21	0.540	0.680	0.608	0.036	0.058
SF23	0.831	94	0.650	0.920	0.818	0.034	0.041
SF30	0.832	34	0.040	1.280	0.811	0.168	0.207
SG31	0.996	2	0.890	0.950	0.920	0.030	0.033
SH24	1.326	68	0.030	1.390	1.296	0.159	0.123
SH35	1.323	17	0.520	1.430	1.295	0.199	0.153
Si42	1.761	50	1.630	1.860	1.761	0.046	0.026
SJ10	2.643	17	2.380	2.700	2.571	0.078	0.031
SJ22	2.604	173	2.500	2.680	2.599	0.040	0.016
SJ32	2.645	76	1.580	2.930	2.597	0.179	0.069
SJ39	2.641	2	2.440	2.470	2.455	0.015	0.006
SK21	4.048	146	3.810	4.310	4.048	0.093	0.023
SK33	4.041	79	3.480	4.200	3.972	0.124	0.031
SK43	4.086	43	3.590	4.350	4.074	0.187	0.046
SL20	5.911	113	5.300	6.090	5.913	0.101	0.017
SL34	5.893	50	4.950	6.350	5.885	0.259	0.044

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STD	REF VALUE	SUBMISSION	MIN	MAX	MEAN
REFID	g/t Au	off	g/t Au	g/t Au	g/t Au	STD DEV	CoV
SN16	8.367	46	7.980	8.680	8.363	0.169	0.020
SN26	8.543	31	7.960	8.690	8.425	0.171	0.020
SN38	8.573	9	8.260	8.740	8.523	0.148	0.017
SP37	18.14	160	15.200	19.800	17.522	0.838	0.048

The mean assay values for all standard reference material in relation to their respective reference value are considered to be within acceptable limits. Out of control point reference material are usually re-analysed with the batch of samples. In general, the shape of the various charts and the low coefficient of variation (CoV), suggests that there is no analytical bias or no major control problems were encountered during the period and that SGS-Mwanza is producing assays of exceptional quality, an indication of excellent precision.

12.4.2	Inter-Laboratory check assays
Statistical analyses of samples assayed at both SGS in Mwanza and Genalysis in Perth and later SGS, Tarkwa, Ghana using the same assay methods have been undertaken (see tables below). These were samples originally assayed by SGS-Mwanza. The pulps from a selection of samples were then dispatched to Genalysis-Perth and later SGS-Tarkwa for check assays by the same method (50 g fire assay). The samples were submitted at the end of every quarter in batches of between 70 and 190 samples and with insertion of analytical standards.

Results were compared on the basis of the first assay by each laboratory, and the few repeat determinations by each laboratory were ignored. The Mean Absolute Relative Differences (MARD) of the SGS and Genalysis or SGS and Tarkwa results were calculated (see tables below). In quarters where there were not enough samples to compare in the low grade range the table is provided for only the > 1.0 g/t Au range.

TABLE 12.4-2 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (2ND QUARTER 2006)

Au<1.0 g/t	SGS	GENALYSIS	Au>1.0 g/t	SGS	GENALYSIS
COUNT	69	69		14	14
MIN	0.010	0.010		1.240	1.100
MAX	0.820	0.760		15.600	15.580
MEAN	0.188	0.176		6.917	7.200
STDEV	0.204	0.203		6.055	6.230
MARD%	6.590			4.010

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TABLE 12.4-3 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (3RD QUARTER 2006)

Au <1.0 g/t	SGS	GENALYSIS	Au >1.0 g/t	SGS	GENALYSIS
COUNT	39	39		33	33
MIN	0.010	0.010		1.010	1.080
MAX	0.950	0.860		61.800	64.140
MEAN	0.302	0.295		6.289	6.568
STDEV	0.304	0.288		11.818	12.260
MARD%	2.350			4.340

TABLE 12.4-4 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (4TH QUARTER 2006)

Au <1.0 g/t	SGS	GENALYSIS	Au >1.0 g/t	SGS	GENALYSIS
COUNT	157	157		25	25
MIN	0.005	0.010		0.920	0.680
MAX	0.960	1.900		20.500	16.500
MEAN	0.142	0.139		3.492	3.418
STDEV	0.183	0.186		4.184	3.858
MARD%	1.750			2.124

TABLE 12.4-5 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (1ST QUARTER 2007)

Au <1.0 g/t	SGS	GENALYSIS	Au >1.0 g/t	SGS	GENALYSIS
COUNT	57	57		43	43
MIN	0.010	0.010		1.010	0.550
MAX	0.940	1.110		44.674	43.060
MEAN	0.199	0.204		6.825	6.457
STDEV	0.266	0.286		8.411	7.865
MARD%	2.680			5.398

TABLE 12.4-6 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (3RD QUARTER 2007)

Au <1.0 g/t	SGS	GENALYSIS	Au >1.0 g/t	SGS	GENALYSIS
COUNT	89	89		26	26
MIN	0.005	0.005		1.010	1.040
MAX	1.860	0.970		44.674	43.060
MEAN	0.151	0.139		7.991	7.428
STDEV	0.294	0.253		9.905	9.192
MARD%	8.086			7.034

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TABLE 12.4-7 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (3RD QUARTER 2007)

Au <1.0 g/t	SGS	GENALYSIS	Au >1.0 g/t	SGS	GENALYSIS
COUNT	23	23		41	41
MIN	0.040	0.010		1.020	1.000
MAX	0.890	0.840		30.400	28.590
MEAN	0.440	0.402		5.887	5.886
STDEV	0.312	0.296		6.555
MARD%	8.597			0.029

TABLE 12.4-8 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (1ST QUARTER 2008)

Au <1.0 g/t	SGS	GENALYSIS	Au >1.0 g/t	SGS	GENALYSIS
COUNT	98	98		38	38
MIN	0.005	0.005		1.070	1.020
MAX	0.970	0.930		18.100	20.040
MEAN	0.177	0.163		4.286	5.174
STDEV	0.220	0.221		4.248	5.070
MARD%	7.941			20.725

TABLE 12.4-9 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (2ND QUARTER 2008)

Au <1.0 g/t	SGS	GENALYSIS
COUNT	117	117
MIN	1.030	1.000
MAX	43.900	54.500
MEAN	6.403	6.247
STDEV	7.025	7.361
MARD%	2.432

TABLE 12.4-10 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (3RD QUARTER 2008)

Au <1.0 g/t	SGS	GENALYSIS	Au >1.0 g/t	SGS	GENALYSIS
COUNT	22	22		26	26
MIN	0.030	0.005		1.010	0.910
MAX	0.980	0.900		43.300	51.010
MEAN	0.254	0.202		6.027	5.562
STDEV	0.274	0.264		8.942	9.749
MARD%	20.430			7.715

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TABLE 12.4-11 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (4TH QUARTER 2008)

Au <1.0 g/t	SGS	GENALYSIS	Au >1.0 g/t	SGS	GENALYSIS
COUNT	152	152		6	6
MIN	0.005	0.005		1.810	1.810
MAX	0.370	0.430		9.960	10.100
MEAN	0.035	0.030		4.760	4.833
STDEV	0.054	0.058		3.700	3.806
MARD%	15.066			1.541

TABLE 12.4-12 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (1ST QUARTER 2009)

Au <1.0 g/t	SGS	GENALYSIS	Au >1.0 g/t	SGS	GENALYSIS
COUNT	82	82		115	115
MIN	0.020	0.005		1.030	0.110
MAX	0.970	0.970		93.500	85.300
MEAN	0.349	0.334		5.444	5.317
STDEV	0.252	0.253		11.589	10.282
MARD%	4.417			2.335

TABLE 12.4-13 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (2ND QUARTER 2009)

Au <1.0 g/t	SGS	GENALYSIS	Au >1.0 g/t	SGS	GENALYSIS
COUNT	61	61		71	71
MIN	0.020	0.005		0.670	0.910
MAX	0.970	0.980		24.500	22.600
MEAN	0.477	0.419		5.088	4.582
STDEV	0.275	0.274		5.628	4.906
MARD%	12.260			9.957

TABLE 12.4-14 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (3RD QUARTER 2009)

Au <1.0 g/t	SGS	GENALYSIS	Au >1.0 g/t	SGS	GENALYSIS
COUNT	124	124		46	46
MIN	0.005	0.005		1.040	1.020
MAX	0.990	0.990		55.200	38.100
MEAN	0.254	0.271		4.059	3.162
STDEV	0.261	0.273		8.521	5.558
MARD%	6.734			22.096

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TABLE 12.4-15 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (1ST QUARTER 2010)

Au <1.0 g/t	SGS	GENALYSIS	Au >1.0 g/t	SGS	GENALYSIS
COUNT	43	43		116	116
MIN	0.020	0.010		1.030	1.020
MAX	0.990	0.950		53.700	69.600
MEAN	0.544	0.445		4.062	3.974
STDEV	0.381	0.346		5.637	6.697
MARD%	18.092			2.163

TABLE 12.4-16 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (2ND QUARTER 2010)

Au <1.0 g/t	SGS	GENALYSIS	Au >1.0 g/t	SGS	GENALYSIS
COUNT	109	109		23	23
MIN	0.005	0.005		1.040	1.190
MAX	0.990	1.060		45.600	40.500
MEAN	0.157	0.154		7.498	6.465
STDEV	0.200	0.202		10.168	9.059
MARD%	1.610			13.783

TABLE 12.4-17 - INTER-LABORATORY COMPARISON: SGS VS. GENALYSIS (3RD QUARTER 2010)

Au <1.0 g/t	SGS	GENALYSIS
COUNT	163	163
MIN	1.000	1.000
MAX	100.000	91.800
MEAN	6.456	6.190
STDEV	10.280	10.249
MARD%	4.127

12.4.3	Duplicate coarse split
A total of 1,180 crush split (duplicate) included in routine batches were statistically reviewed. A total of 118 (10.0%) of the duplicate split out of the 1,180 return assay values higher than 0.5 g/t Au. Two correlation graphs (<0.5 g/t Au and > 0.5 g/t Au) were generated and both illustrated a very high correlation co-efficient in both graphs Figures 38 and 39). The excellent correlation within the high-grade samples, indicate that there is no significant coarse gold component in the samples (table below).

TABLE 12.4-18 - DESCRIPTIVE STATISTICS OF COARSE SPLIT SAMPLE PAIRS

	<0.5 g/t Au		>0.5 g/t Au
PARAMETER	ORIGINAL Au g/t	DUPLICATE Au g/t	ORIGINAL Au g/t	DUPLICATE Au g/t
NO OF PAIRS	1062	1062	118	118
MIN	0.005	0.005	0.510	0.500
MAX	0.480	0.460	20.900	20.000

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	<0.5 g/t Au		>0.5 g/t Au
PARAMETER	ORIGINAL Au g/t	DUPLICATE Au g/t	ORIGINAL Au g/t	DUPLICATE Au g/t
MEAN	0.049	0.051	2.295	2.345
ST. DEV	0.073	0.078	3.020	2.949

12.4.4	Blank samples
There were 1,343 blanks inserted within the period under review. They returned a mean value of 0.006 g/t and a maximum value of 0.050 g/t Au (Figure 40). These are made up of composited barren granite purchased from ALS Chemex - Mwanza laboratory, with assay values of less than the 0.01 g/t Au. The table below provides the descriptive statistics of the results obtained from analyzing the blanks. Out of the 1,348 blanks inserted, 13 returned values above the upper limit of 0.02 g/t Au, with the highest recording 0.05 g/t Au. This represented less than 1% of the blanks submitted over the entire period.

In all cases there was no indication of contamination in the sample preparation procedure as the samples before the failing blanks returned lower values than the blanks. As part of the laboratory procedures, a request is made for three samples on either side (before and after) of the failing blanks to be re-assayed. In all cases the re-assays returned values for the blanks which were within the accepted limit.

TABLE 12.4-19 - DESCRIPTIVE STATISTICS OF BLANK SAMPLES

PARAMETER	BLANKS (g/t Au)
NUMBER OF SAMPLES	1343
MINIMUM	0.005
MAXIMUM	0.050
MEAN	0.007
STANDARD DEVIATION	0.005

12.4.5	Analytical laboratory quality control
Most laboratories have an established quality control routine, which will involve the insertion of standard, blank and duplicate samples into every assay batch. At SGS Mwanza the routine consists of two standards, one blank and two repeats (pulp duplicates) in every batch of 50 samples. In addition, repeats are randomly inserted at a rate of 1 in 20 samples. If any significant discrepancies are found SGS Mwanza claim that they re-assay the whole batch. The laboratory procedures of SGS Mwanza have been reviewed and found to be satisfactory.

A monthly report detailing the results of the internal quality control by the principal laboratory is prepared by SGS-Mwanza, which is later put together to produce a comprehensive quarterly report. Assessment of the principal analytical laboratory internal duplicates, blanks and standard show excellent accuracy and with very high precision, which indicate that there is no evidence of bias in the samples and that SGS-Mwanza is producing assays of high quality.

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13.	DATA VERIFICATION

The project database is stored in two separate forms; as an Access Database file for the historical data and a series of Microsoft Excel spreadsheets for the current data. The migration of all field data into the Century Database System is ongoing. Logging data are currently entered manually from field logs. Palm-top computers have been acquired for data to be captured and download directly into the Century System Database. Assay data is received from the analytical laboratories in electronic format that are entered directly into the database.

All data is verified both against in-house and laboratory internationally recognised standards as described in section 12. All assay data is cross-referenced against sample numbers and field locations in order to make sure that the results make “geological sense”. A technical meeting is held every month where Banro Senior Project Geologists and Project Geologists present the technical data pertaining to their projects. At these technical meetings progress of the past month is reviewed, geological models and exploration technique are discussed and objectives for the following month set.

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14.	ADJACENT PROPERTIES

There are no adjacent properties.

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15.	MINERAL PROCESSINGAND METALLURGICAL TESTING

15.1	BACKGROUND
Scoping metallurgical tests were conducted by SGS Lakefield Research Africa on composite samples originating from the Namoya deposits Mwendamboko, Kakula and Namoya Summit. Recovery and comminution tests were conducted on the oxide, transition and fresh ore samples. The recovery testwork was aimed at assessing the susceptibility of the ore to gravity and cyanidation processes. As an initial assessment, the comminution testwork was limited to Bond Ball Work Index, Bond Rod Work Index and Abrasion Work Index testwork. The scoping results were used to develop the initial process flow sheet for the Namoya ore body.

Following completion of the initial scoping study, SENET was requested to initiate further metallurgical testwork study programme. Since the initial scoping results showed that the Namoya ore body was amenable to CIL technology with no significant “preg-robbing” properties, heap leach was pursued as an option for leaching the gold. Heap leach has the following advantages over CIL:

➢	Lower capital and operating cost;

➢	Reduced project implementation time;

➢	Reduced risk on investment due to the lower capital cost.

Two vendors / laboratories were selected to conduct the heap leach testwork under the supervision of SENET. The selected vendors are as follows:-

➢	SGS Lakefield Research Africa: Simulated heap leach testwork, mineralogical investigations, comminution tests, cyanide destruction tests;

➢	Kappes, Cassidy& Associates: Detailed heap leach testwork;

➢	Paterson and Cooke: Thickening and rheology testwork;

➢	Peacocke & Simpson: Gravity recovery.

Results from this study were used to define the process design criteria and process flow sheets for the Namoya heap leach option.

15.2	REVIEW OF SCOPING STUDY METALLURGICAL TESTWORK
The table below shows a summary of the results of the testwork conducted by SGS Lakefield on the oxide, transition and fresh samples for the scoping study.

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TABLE 15.2-1 - SUMMARY OF SCOPING RESULTS

PARAMETER	UNIT	OXIDE	TRANSITION	FRESH
SG	t/m3	2.84	2.84	2.84
BWI	kWh/t	6.9	10.9	9.7
RWI	kWh/t	6.9	11.1	9
AL		0.225	0.22	0.201
GRAVITY RECOVERY	%	14	23	21
GRAVITY CONC DISSOLUTION	%	98	98	95
GRAVITY TAIL DISSOLUTION	%	97	94	93
OVERALL RECOVERY	%	93.6	93	92.6
GRIND	% -75µm	80%	80%	80%
LEACH TIME	hrs	24	24	24
CYANIDE CONSUMPTION	kg/t	0.33	0.39	0.54
CaO CONSUMPTION	kg/t	1.7	1.03	1.5

The following conclusions were drawn from the initial scoping study metallurgical tests:

➢
The oxide, transition and fresh ores were classified in the soft to medium hardness category since the Bond Ball Work Index ranged from 6.9 to 10.9 and the Bond Rod Work Index ranged from 6.9 to 11.1. Abrasion Index test showed all three ore types to exhibit moderately soft abrasiveness;

➢	All three ore types respond well to gravity followed by cyanidation recovery processes with the oxide, transition and fresh samples showing 97%, 94% and 93% gold dissolution (CIL) respectively;

➢	Diagnostic leach testwork on four fresh ore samples showed that about 90% to 92% of the gold is amenable to direct cyanidation, with less than 2% of the gold associated with preg-robbing constituents.

Details of the origin of samples, test methods, and detailed results are shown in the report titled August 2007, SGS, “Laboratory Testwork: Scoping Study – Banro Namoya Project (Democratic Republic of Congo)” Report # MET 07/U82 NAM.

15.2.1	Limitations of testwork
➢	Heap leach was not evaluated as a cheaper option for the dissolution of gold;

➢	Variability Bond ball work index, gravity and leach tests should be performed to determine the variability within the ore body;

➢	No cyanide destruction tests were performed. The tests would be essential for establishing the optimum method of removing or significantly reducing the residual cyanide in the tailings slurry.

15.3	REVIEW OF FURTHER METALLURGICAL TESTWORK

15.3.1	Introduction
Following a review of the initial scoping study metallurgical test results, SENET was requested to put together a further program with the objectives being to:

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➢	Evaluate the amenability of the Namoya ore deposit to heap leach;

➢	Determine plant design data to be used for equipment selection, sizing and costing.

The proposed testwork programme involved comminution tests, mineralogy testwork,compacted permeability test, agglomeration tests, simulated heap leach tests, column tests and cyanide detoxification testwork on the oxide and transition ore samples. The testwork program is summarised below.

Details of the origin of samples, test methods, and detailed results are described in the following reports:

➢	April 2008, SGS, “Cyanide Destruction Testwork on Namoya Oxide and Transitional Composite Middlings and Tailings” Report # BIOMET 08/10;

➢	May 2008, SGS, “A General Mineralogicaland Gold Deportment Study on One Gold bearing Ore Sample from the Namoya Project” Report # MIN 0208/038b;

➢	June 2008, Knelson Concentrators Africa (Pty) Ltd, “Extended Gravity Recoverable Gold (EGRG) Testwork on Two Ore Samples from Namoya Project submitted by SENET (Pty) Ltd” Report No. SENET/02/08;

➢	June 2008, Knelson Concentrators Africa (Pty) Ltd, “Modelling the Proposed Gravity Gold Recovery Circuit at the Namoya Project” Report No. SENET/04/08;

➢	August, 2008, Paterson & Cooke, “Results of Bench-Top Thickening and Rheology Testwork”, Report # SEN-NAM-8145 R01 Rev 0;

➢	August 2008, SGS, “Metallurgical Test Programme: Namoya Project Report # MET 08/N93;

➢	October 2008, Kappes, Cassidy & Associates, “Namoya Project Report of Metallurgical Tests” Report No. 319C, 7836;

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➢	May 2009, Kappes, Cassidy & Associates, “Namoya Project Transition Composite Report of Metallurgical Tests” Report No. 319C, 7836.

➢	July 2009, Kappes, Cassidy & Associates, “Namoya Project Report of Metallurgical Testwork” Report No. 319C, 7836.

15.3.2	SGS results
Details of the procedures applied and results obtained are described in the following reports:

➢	April 2008, SGS, “Cyanide Destruction Testwork on Namoya Oxide and Transitional Composite Middlings and Tailings” Report # BIOMET 08/10;

➢	May 2008, SGS, “A General Mineralogicaland Gold Deportment Study on One Gold bearing Ore Sample from the Namoya Project” Report # MIN 0208/038b;

➢	August 2008, SGS, “Metallurgical Test Programme: Namoya Project Report # MET 08/N93;

15.3.2.1	SGS sample selection and preparation
Samples for testwork following the initial scoping study were selected to cover the entire Namoya ore body along strike and depth. Samples of the oxide and transition zones were received from the following four deposits:

➢	Namoya Summit;

➢	Mwendamboko;

➢	Kakula;

➢	Muviringu.

Samples were sent to SGS Lakefield Research Africa (Johannesburg) and to Kappes, Cassidy & Associates for the testwork.

Samples were sent to SGS in two batches. The tables below show the sample list of the oxide and transition samples received for this testwork phase.SGS was responsible for the sample preparation of the GRG testwork and thickening and rheology testwork.

TABLE 15.3-1 - OXIDE SAMPLES RECEIVED

PROSPECT	HOLE ID	OXIDATION	MASS(kg)	BATCH	BAG #
NAMOYA SUMMIT 1	NDD039	OXIDE ZONE	42	1	3
	NDD037+NDD069	OXIDE ZONE	28	1	4
	NDD050	OXIDE ZONE	23	1	5
	NDD042+NDDD100	OXIDE ZONE	29	2	2
	NDD040+NDD070	OXIDE ZONE	20	2	5
NAMOYA SUMMIT 2	NDD036	OXIDE ZONE	31	1	1
	NDD047	OXIDE ZONE	28	1	6
	NDD092	OXIDE ZONE	24	1	2

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PROSPECT	HOLE ID	OXIDATION	MASS(kg)	BATCH	BAG #
	NDD038+NDD06	OXIDE ZONE	22	2	1
	NDD045+NDD041	OXIDE ZONE	23	2	3
	NDDO44+NDD071	OXIDE ZONE	22	2	4
MWENDAMBOKO	NDD005	OXIDE ZONE	40	1	9
	NDD004B	OXIDE ZONE	35	1	10
	NDD014+NDD013	OXIDE ZONE	20	1	12
	NDD002+NDD011	OXIDE ZONE	34	1	13
	NDD021+NDD022	OXIDE ZONE	19	2	6
	NDD003	OXIDE ZONE	31	2	8
	NDD008+NDDO12	OXIDE ZONE	17	2	9
	NDD010+NDD014	OXIDE ZONE	20	2	10
MUVIRINGU	NDDO83+NDD085	OXIDE ZONE	23	1	15
	NDD067	OXIDE ZONE	10	1	18
KAKULA	NDD024	OXIDE ZONE	32	1	18
	NDD032	OXIDE ZONE	17	1	20
	NDD026	OXIDE ZONE	33	2	14
	NDD025+NDD068	OXIDE ZONE	13	2	15

TABLE 15.3-2 - TRANSITION SAMPLES RECEIVED

PROSPECT	HOLE ID	OXIDATION	MASS(kg)	BATCH	BAG#
NAMOYA SUMMIT 1	NDD093	TRANSIT. ZONE	14	1	7
MWENDAMBOKO	NDD002	TRANSIT. ZONE	29	1	14
	ND009+NDD005	TRANSIT. ZONE	26	1	8
	NDD061+NDD011	TRANSIT. ZONE	27	1	11
	NDD080+NDD022	TRANSIT. ZONE	16	2	11
	NDD008	TRANSIT. ZONE	16	2	12
MUVIRINGU	NDD098+NDD067	TRANSIT. ZONE	29	1	16
	NDD085+NDD083	TRANSIT. ZONE	22	1	17
KAKULA	NDD026+NDD097	TRANSIT. ZONE	18	2	16
	NDD049	TRANSIT. ZONE	25	1	21

Five and four composite samples were made for the oxide and transition samples respectively as shown in the tables above. Sub-samples were removed for variability leach (CIL) and Bond Ball Work Index testwork. The remaining samples were combined to make two composites, one oxide and one transition. The Namoya transition sample had only 14 kg and this sample was used for variability gravity and leach testwork and for making the CWi composite.

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Sub samples were removed from the composite samples to constitute samples for the following testwork:

➢	UCS;

➢	CWi;

➢	Bond Abrasion Index test;

➢	Bond Rod Work Index test;

➢	Bond Ball Work Index test;

➢	Mineralogy;

➢	Simulated heap leach;

➢	Cyanide detoxification;

➢	Thickening and rheology.

15.3.2.2	Mineralogy
Mineralogical testwork was conducted on the SGS oxide composite sample. There was insufficient mass available on the transition samples as sub-samples were removed for the Namoya CIL testwork. The aims of the mineralogical testwork were:

➢	To ascertain the bulk mineralogy of the Namoya oxide and transition ores;

➢
To identify the gold bearing phases within each zone with comment on their size, mineral association and liberation characteristics. This info will provide insight into the expected metallurgical behaviour of the ore.

The mineralogy report indicated the following:

➢	Several head analyses were done as the sample displayed variability as a ‘nugget effect’ was noted. An average Au grade of 3.49g/t was obtained;

➢
The heavy liquid separation tests showed that the sample contained a significant proportion of very fine-grained gold. 47.15% of the gold reported to the sinks fraction. Further gravity concentration tests were performed using a Falcon Concentrator to produce a concentrate and 32.95% of the Au reported to the final concentrate. This indicated that fair amount of the gold is liberated and/or associated with heavy minerals;

➢	The sample contained very low amounts of organic carbon, therefore preg-robbing during cyanidation will be unlikely;

➢	The screening analysis showed that the presence of relatively coarse grained gold;

➢	The oxide ore is primarily composed of quartz, K-feldspar, albite, muscovite/illite,goethite and tourmaline and possibly trace amounts of scorodite;

➢	Trace mineral search showed that the sample contains a significant quantity (62%) of relatively large, well liberated gold grains. The finer, liberated and locked grains accounted for 35% of the gold;

➢	87% of the gold is exposed and amenable to cyanidation;

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➢	About 13% of the gold is locked in gangue. The gangue however is porous thus exposing the gold to cyanidation.

For details of methodologies applied and results, reference should be made to the report May 2008, SGS, “A General Mineralogicaland Gold Deportment Study on One gold-bearing Ore Sample from the Namoya Project” Report # MIN 0208/038b.

15.3.2.3	Head grade and SG determination

Head assays
Gold analysis head assays were done on the variability oxide and transition composite samples. The following analysis was done:

➢	Full ICP;

➢	Au (via Fire Assay (FA));

➢	As, Ag (via Atomic Absorption (AA));

➢	Sulphur and carbon assays (via Wet Chem.);

➢	Hg (via Inductively Coupled Plasma Mass Spectroscopy (ICP MS));

➢	Specific Gravity (SG) (via pycnometer).

The results for the head analysis are summarised in the table below and the following is noted:

Gold grades
The oxide variability samples showed head grades ranging from 0.71g/t Au to 4.25g/t Au. This range enveloped the 2.04g/t Au grade declared in the mining schedule. The composite of the five variability samples gave an assayed head grade of 2.31g/t Au.

The transition variability samples showed head grades ranging from 2.44g/t Au to 5.36g/t Au. The mining schedule showed a grade of 2.26g/t Au for the transition ore. The composite of the five variability samples gave lower assayed head grade of 1.52g/t Au.

Silver assays
Silver content in all cases was noted to be low which would not have a negative influence on ore leach kinetics, carbon loadings, elution and electrowinning efficiencies.

Sulphide and Antimony
Levels of these elements are generally low in all the ores and thus these will not have a negative effect on leach kinetics.

Base metals
These species, especially copper levels are low; thus cyanide consumption is not expected to be high and these metals will not have a negative impact on gold extraction.

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TABLE 15.3-3 - SGS MULTI ELEMENT ANALYSES FRESH OXIDE AND TRANSITION VARIABILITY

ELEMENT	UNIT	KAKULA	NAMOYA	MWENDAMBOKO	MUVIRINGU
Au	ppm	5.37	4.63	2.43	2.80
		5.34	4.66	2.44	2.81
		5.38	4.62	2.43	2.80
Ag	ppm	<1	<1	<1	<1
S2-	ppm	0.49	0.08	0.26	0.4
P	ppm	770	340	1400	760
Pb	ppm	37	<30	83	73
V	ppm	110	63	72	85
Al	ppm	9.08	7.29	7.75	8.45
Ba	ppm	0.44	0.35	0.31	0.27
Ca	ppm	4590	3300	4380	4280
Ti	ppm	0.56	0.36	0.39	0.44

TABLE 15.3-4 - OXIDE

ELEMENT	UNIT	NAM.SUM1	NAM. SUM2	MUVIRINGU	MWENDAMBOKO	KAKULA
Au	ppm	1.85	2.04	0.71	4.26	1.41
		1.83	2.07	0.71	4.22	1.41
		1.83	2.01	0.70	4.28	1.42
S2-%		0.02	<0.01	<0.01	0.07	0.02
Ba	ppm	4000	3800	2700	2100	5600
Be	ppm	2.7	3	2.8	2.1	2.8
Co	ppm	56	23	29	29	30
Cr	ppm	62	59	88	63	65
Li	ppm	15	14	14	<10	<10
Nb	ppm	<10	<10	<10	<10	<10
Ni	ppm	50	29	49	42	33
Sb	ppm	<25	<25	<25	<25	<25
Sn	ppm	<20	<20	<20	<20	<20
Sr	ppm	74	74	65	68	78
V	ppm	75	98	110	64	77
Zn	ppm	77	49	56	100	88
Y	ppm	11	12	9.3	10	8.6
Zr	ppm	120	140	110	120	120
Al	ppm	7.36	9.24	8.07	6.07	8.05
Ca	ppm	2960	2890	4180	3390	3450
Si	%	28.7	28.2	29.6	30.3	30.7
Ti	%	0.4	0.44	0.51	0.37	0.37

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A multi-elemental analysis was also performed on the SGS mineralogy sample. The results are shown below.

TABLE 15.3-5 - SGS MINERALOGY SAMPLE

ELEMENT	UNIT	VALUE
Al	%	7.94
Ba	%	0.38
Ca	%	<0.5
Fe	%	4.2
K	%	299
Mg	%	0.36
Si	%	33.1
Ti	%	0.43
STotal	%	0.02
COrganic	%	0.19
Be	ppm	2.5
Cd	ppm	12
Co	ppm	24
Cr	ppm	70
Cu	ppm	60
Li	ppm	<10
Mn	ppm	1500
Mo	ppm	<10
Na	ppm	2600
Ni	ppm	27
P	ppm	730
Pb	ppm	150
Sb	ppm	<25
Sn	ppm	<20
Sr	ppm	50
V	ppm	76
Zn	ppm	68
Y	ppm	8.9
Zr	ppm	250

15.3.2.4	Comminution appraisal

Bond ball work index
Variability Bond Ball Work Index tests were performed on five and three samples from the oxide and transition ores respectively.

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The oxide variability samples showed Bond Ball indices ranging from 5.0kWh/t to 8.7kWh/t with an average of 7.6kWh/t. The initial scoping study testwork showed a Bond Ball value of 6.9kWh/t on a composite oxide sample. The scoping study index falls in the range of the variability Bond Ball indices and the oxide ore is classified as soft.

The transition variability samples showed indices ranging from 7.4kWh/t to 9.1kWh/t with an average of 8.2kWh/t. A value of 10.9kWh/t was obtained in the initial scoping study testwork on a composite transition sample. In both set of tests indices consistently show the Namoya transition ore to be in the moderately soft to medium range.

The tables below show the variability Bond Ball results for the oxide and transition ores respectively.

TABLE 15.3-6 - BOND BALL WORK INDEX RESULTS - OXIDE ORE

NO.	SAMPLE NAME	LIMIT. SCR. SIZE (µm)	F80 (µm)	P80 (µm)	CIRC. LOAD(%)	WORK INDEX (kWh/t)
F4a2#1	SUMMIT 1	106	2572	61	247	8.7
F4a2#2	SUMMIT 2	106	2534	60	248	8.2
F4a2#3	KAKULA	106	2320	46	250	5.0
F4a2#4	MUVIRINGU	106	2310	60	259	8.0
F4a2#5	MWENDAMBOKO	106	2284	59	254	8.1

TABLE 15.3-7 - BOND BALL WORK INDEX RESULTS - TRANSITION ORE

NO.	SAMPLE NAME	LIMIT. SCR. SIZE (µm)	F80 (µm)	P80 (µm)	CIRC. LOAD(%)	WORK INDEX (kWh/t)
F4a2#1	MWENDAMBOKO	106	2270	42	251	8.1
F4a2#2	KAKULA	106	2294	54	249	7.4
F4a2#3	MUVIRINGU	106	2249	58	250	9.1

Bond rod work index
This test was conducted on the oxide composite sample only due to insufficient mass on the Transition samples. The test showed a rod work Index of 9.10kWh/t, which classify the ore as soft.

Bond abrasionindex
Bond abrasion tests were done on the oxide composite and transition composite samples. The results indicated that both the oxide and transition ore show a low to medium abrasiveness. The table below shows the abrasion index results.

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TABLE 15.3-8 - BOND ABRASION INDEX RESULTS - OXIDE AND TRANSITION ORE

SPECIMEN NUMBER	SAMPLE ID ROCK TYPE	ABRASION INDEX (g)	LIFE FACTOR
PAT-01a	TRANSITION	0.2154	2.02
PAT-01b		0.1514	2.29
PAT-01a	OXIDE	0.2312	1.92
PAT-02b		0.2319	1.92

Crushability work index (CWi)
CWi tests on the oxide and transition composite samples showed both composites to possess a low compressive strength. The table below showsdetailed summary of the CWi results for the oxide and transition samples.

TABLE 15.3-9 - CRUSHING WORK INDEX SUMMARY

CRUSHABILITY WORK INDEX- CWi (kWh/t)	OXIDE	TRANSITION
MIN	5.0	4.6
MAX	8.8	10.9
AVERAGE	6.7	7.2

Uni-axial compressive strength (UCS) – oxide and transition
The oxide ore showed UCS values ranging from 26.4MPa to 230.6MPa which indicates high variability within the oxide ore. Six out of nine of the rock pieces tested showed a soft ore and the remaining three rocks showed the oxide ore to be hard. The transition however had UCS values ranging from 26.5MPa to 70.7MPa which classifies it in the soft region. The table below show the detailed UCS results for the oxide and transition ores.

TABLE 15.3-10 - UNI-AXIAL COMPRESSIVE STRENGTH (UCS) – SUMMARY

UNI-AXIAL COMPRESSIVE STRENGTH – UCS (MPa)	OXIDE	TRANSITION
MINIMUM	26.4	24.4
MAXIMUM	230.6	70.7
AVERAGE	89.0	42.4

SGS comminution testwork summary
The Bond Ball Work Indices for oxides and transition ranged from 5.0 kWh/t to 8.7kWh/t indicating little variability in the ore characteristics and grinding energy required.

The RWi:BWi ratio for the oxide sample ranged from 1.05 to 1.82. Ratios above 1.25 can indicate a potential critical size build-up or top end competency problem in an AG mill. Typically, ores that respond well to AG/SAG milling possess a ratio in the region of 1.1 – 1.2, which is indicative of neither high nor low competency.

Abrasion tests on the oxide and transition ores showed low to medium abrasiveness. Therefore we do not expect very high grinding media consumptions and crusher/mill liner wear.

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UCS and CWi tests showed the oxide and transition samples to be generally in the soft to medium range (though the oxide samples showed variability in the UCS values).

15.3.2.5	SGS simulated heap leach testwork
Bottle roll tests were conducted by SGS at three varied crush sizes on the oxide and transition composite samples. The three crush sizes evaluated were:

➢	100% - 6mm

➢	100% - 10mm

➢	100% - 15mm

The charts in Figures 47 and 48 show the rate of gold dissolution results at the three different crush sizes for the oxide and transition samples respectively.

The simulated heap leach results showed high gold dissolution rates. On day 1, above 60% gold dissolution was achieved for both the oxide and transition samples.

After seven days of leach, the oxide ore achieved 89.01% and 72.63% gold dissolution for the minus 6mm and minus 15mm samples respectively. This indicates that crushing the oxide ore to a finer size liberates and exposes more gold to cyanide dissolution.

After seven days of leach, 81.77% and 80.94% gold dissolution was achieved for the transition minus 6mm and minus 15mm samples respectively. It could therefore be deduced that within the size range considered, gold dissolution for the transition ore sample was insensitive to crush size.

Results obtained from SGS simulated heap leach then lead to further tests which were undertaken by Kappes Cassiday.

15.3.2.6	Cyanide detoxification
Cyanide detoxificationtests were conducted by SGS on the oxide and transition ore samples sent to SGS. For pre-feasibility, two options for the Namoya plant were run concurrently: the CIL option and the heap leach option. For detoxification testwork, the results from the CIL option were used for the heap leach option.

A scouting test was done to determine the most effective cyanide destruction method. The following methods were evaluated.

➢	Ferrous Sulphate (FeSO4);

➢	Sodium Metabisulphite (Na2S2O5);

➢	Sodium Metabisulphite (Na2S2O5)and Copper (Cu);

➢	Sodium Hypochlorite (NaClO);

➢	Hydrogen Peroxide (H2O2).

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The tablesbelow show a summary of the detoxification results for the oxide and transition samples respectively.

For both two ore types, the best detoxification method was use of sodium hypochlorite.

For details of methodologies applied and results, reference should be made to the report APRIL 2008, SGS, “Cyanide Destruction Testwork on Namoya Oxide and Transitional Composite Middlings and Tailings” Report # BIOMET 08/10.

TABLE 15.3-11 - CYANIDE DETOXIFICATION RESULTS - OXIDE SAMPLE

TEST	FeSO4	Na2S2O5	Na2S2O5+ Cu	H2O2	NaClO
WAD CYANIDE REMOVAL (%)	97.5	89.0	86.0	82.4	100
TOTAL CYANIDE REMOVAL (%)	97.1	89.6	85.5	83.6	100
FREE CYANIDE REMOVAL (%)	99.6	88.0	92.0	89.3	100
REAGENT CONSUMPTION (kg/t)	15	1.3	1.3	1.8	247.5
LIME CONSUMPTION (kg/t)	-	-	-	-	-
ACID CONSUMPTION (kg/t)	14.2	14.2	5.3	9.8	-
COPPER CONSUMPTION (kg/t)	-	-	0.1	0.1	1

TABLE 15.3-12 - CYANIDE DETOXIFICATION RESULTS – TRANSITION SAMPLE

TEST	FeSO4	Na2S2O5	Na2S2O5+ Cu	H2O2	NaClO
WAD CYANIDE REMOVAL (%)	97.2	88.3	91.7	86.9	100
TOTAL CYANIDE REMOVAL (%)	90.5	89.0	92.7	87.2	100
FREE CYANIDE REMOVAL (%)	99.4	90.0	97.5	93.4	100
REAGENT CONSUMPTION (kg/t)	1.6	1.4	1.4	1.9	373.5
LIME CONSUMPTION (kg/t)	-	-	-	-	-
ACID CONSUMPTION (kg/t)	15.2	6.0	2.8	6.4	-
COPPER CONSUMPTION (kg/t)	-	-	0.1	0.1	-
➢

15.3.2.7	Gravity recoverable gold appraisal
Knelson Africa, were commissioned to perform GRG tests and simulation of the results using KCMOD*Pro model to predict circuit recovery and the result of their findings is contained in two reports noted below.

➢	June 2008, Knelson Concentrators Africa (Pty) Ltd, “Extended Gravity Recoverable Gold (EGRG) Testwork on Two Ore Samples from Namoya Project submitted by SENET (Pty) Ltd” Report No. SENET/02/08;

➢	June 2008, Knelson Concentrators Africa (Pty) Ltd, “Modelling the Proposed Gravity Gold Recovery Circuit at the Namoya Project” Report No. SENET/04/08.

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The overall GRG value for the oxide ore was 56.2% at a final grind of 80% 106µm. The GRG value is high and GRG begins liberating to a high degree at coarse grind but a large proportion of it is very finer and difficult to recover by gravity means.

A similar GRG value was obtained for Transition (56.3%) but at a finer grind of 80% 75µm.  Although a potion of GRG liberates early at coarse grind, therefore, this early liberating GRG is nevertheless fine grained, as is with the Oxide ore.

Following the GRG testwork, the proposed plant gravity recovery circuit was modelled.  A summary of the predicted gravity recovery is shown below.

TABLE 15.3-13 – PREDICTED GRAVITY RECOVERY

	PREDICTED RECOVERY (%)
MODEL	OXIDE	TRANSITION
BASE CASE 1	25.5	30.9
FINER CLASSIFICATION 2	27.8	33.3
GREATER FEED RATE 3	29.7	35.3
GREATER FEED RATE 4	33.6	39.0
1.	Base case model – mill feed rate of 170t/h, 250% circulating load, 75µm cut, 85t/h gravity feed rate, intense leach of concentrates.

2.	Finer classification model – 50µm cut size, all the other factors same as base case above.

3.	Greater feed rate 1 – 150 t/h to the gravity unit (KC-XD30), all the other factors same as base case above.

4.	Greater feed rate 2 – 250 t/h to the gravity unit (KC-XD40), all the other factors same as base case above.

When comparing the predicted gravity recovery values to the GRG values obtained (+- 56%), it was found that all predicted values were lower.

15.3.2.8	Thickening & rheology appraisal
Paterson and Cooke were requested to conduct bench-top thickening and rheology testwork on:

➢	Namoya oxide;

➢	Namoya transition.

The objectives of this testwork were as follows:

➢	To characterise the water recovery process behaviour;

➢	Generate process design data for the sizing and operation of the thickener;

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➢	To determine the flow behaviour of the thickened underflow so this can be used for the design of the underflow pumping and pipeline systems.

Details of the procedures applied and results obtained are contained in the report August, 2008, Paterson & Cooke, “Results of Bench-Top Thickening and Rheology Testwork”, Report # SEN-NAM-8145 R01 Rev 0.

A summary of the thickener operating criteria for the tailings thickener is shown in the table below. This is obtained from the static sedimentation and dynamic thickening testwork.

TABLE 15.3-14 – THICKENER OPERATING CRITERIA

PARAMETER	UNIT	RANGE
FLOCCULANT TYPE		MAGNAFLOC 5250
FLOCCULANT DOSING CONCENTRATION	%	0.025
THICKENER FEED SLURRY SOLIDS m/m	% m/m	10-15
FLOCCULANT DOSAGE RATE	g/t	35-45
RISE RATE	m/h	3-5

Simulated thickener feed slurry characteristics
Both thickener feed slurries exhibited natural settling behaviour. No modifiers would be necessary.

Static sedimentation characteristics
The flocculant selected was Magnafloc 5250 (medium anionic content). This was selected based on supernatant clarity and relative settling rate. A dosage rate of 23g/t was selected for oxide and transition.

The thickener feed slurry solids concentration of 15% by mass was determined as the optimum for both ore types.

The settling rate envelope tests showed the following results:

TABLE 15.3-15 – SETTLING RATE ENVELOPE RESULTS

TAILINGS THICKENER FEED SLURRY	THICKENER FEED	FLOCULANT DOSING RATE
NAMOYA OXIDE	15	35
NAMOYA TRANSITION	10	35

The table below presents the design criteria for the thickener sizing. This is based on the maximum underflow solids concentration that would be able to achieve the most acceptable overflow clarity and rise rate levels for the tailings thickener.

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TABLE 15.3-16 – THICKENER SIZING DESIGN CRITERIA

TAILINGS THICKENER FEED SLURRY	FLUX RATE (t/m2.h)	RISE RATE (m/h)
NAMOYA OXIDE	0.6-0.8	3.5-5.0
NAMOYA TRANSITION	0.4-0.6	3.0-4.5

Viscosity tests were conducted on two thickener underflow samples (Namoya oxide and Namoya transition) at varying % solids by weight and pH of approximately 10.5.

These tests were conducted at the Patterson & Cooke Laboratory in Cape Town. Details of test procedures and results obtained are available in the reportAugust, 2008, Paterson & Cooke, “Rheology Testwork Report for Namoya Project”, Report # SEN-NAM-8145 R01 Rev 0 Appendix A.

The two samples were found to be similar in all respects. Rheology tests were performed at 40%, 55% and 70% by mass. The maximum underflow solids concentration that the thickener could achieve would be 65%. At 40% solids the slurry would behave as mixed regime slurry, with a tendency to settle and segregate on the pipeline, if the correct velocities are not maintained.

15.3.3	Kappes, Cassidy&Associates (KCA) results
The KCA results summarized in this section are contained in the report October 2008, Kappes, Cassidy & Associates, “Namoya Project Report of Metallurgical Tests” Report No. 319C, 7836, May 2009, Kappes, Cassidy & Associates, “Namoya Project Transition Composite Report of Metallurgical Tests” Report No. 319C, 7836 and July 2009, Kappes, Cassidy & Associates, “Namoya Project Report of Metallurgical Testwork” Report No. 319C, 7836.

15.3.3.1	Sample selection and preparation
14 boxes of the Namoya oxide samples were sent to KCA for heap leach optimization testwork. The samples were taken from adits from the Mwendamboko, Kakula and Muviringu prospects. All the samples were combined to make one composite for the heap leach optimization testwork. The table below shows the oxide samples sent to KCA for the optimization testwork.

13 boxes of the Namoya Transition samples were sent to KCA for heap leach optimization testwork. The samples were taken from the following three prospects: Namoya Summit, Kakula and Mwendamboko. The tables below show the transition samples sent to KCA for heap leach optimization testwork.

The following testwork was conducted on each of the Oxide and Transition composite samples.

➢	Head grade analysis;

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➢	Physical testwork (Rock density, Bond Ball, Bond Rod and Bond Abrasion);

➢	Agglomeration and percolation testwork;

➢	Compacted permeability testwork;

➢	Simulated Heap Leach testwork;

➢	Column tests.

TABLE 15.3-17 - OXIDE SAMPLES SENT TO KCA FOR OPTIMISATION TESTWORK

PROSPECT	ADIT ID	BAG#	GRADE	WEIGHT	FRM.	TO	LEN.	COM.
MWENDAM.	BOV.CHU.	1 of 10	4.81	5.00	230.8	231.4	0.6	QV
MWENDAM.	BOV.CHU.	1 of 10	2.19	5.50	329.3	330.3	1.0	SEG+QV
MWENDAM.	BOV.CHU.	1 of 10	4.52	8.00	330.3	331.0	0.7	SEG+QV
MWENDAM.	BOV.CHU.	1 of 10	2.94	7.50	339.1	340.1	1.0	SE
MWENDAM.	BOV.CHU.	2 of 10	4.99	9.50	340.1	341.1	1.0	SE
MWENDAM.	BOV.CHU.	2 of 20	6.29	10.00	341.1	342.1	1.0	SE
MWENDAM.	BOV.CHU.	2 of 20	2.41	9.50	356.3	375.3	1.0	QV
MWENDAM.	BOV.CHU.	2 of 20	3.47	7.50	357.3	358.3	1.0	QV
MWENDAM.	BOV.CHU.	2 of 20	4.86	5.00	358.3	359.3	1.0	QV
MWENDAM.	BOV.CHU.	3 of 10	8.02	6.00	359.3	360.3	1.0	QV
MWENDAM.	BOV.CHU.	3 of 10	2.99	9.00	362.3	363.3	1.0	QV
MWENDAM.	BOV.CHU.	3 of 10	3.42	6.50	364.3	365.3	1.0	QV
MWENDAM.	BOV.CHU.	3 of 10	4.18	6.00	365.3	366.3	1.0	QV
MWENDAM.	BOV.CHU.	3 of 10	7.34	5.00	366.3	367.3	1.0	WV
MWENDAM.	BOV.CHU.	4 of 10	5.02	6.50	368.3	369.3	1.0	QV
MWENDAM.	BOV.KAKO.	4 of 10	3.13	6.50	71.5	72.5	1.0	SE+QV
MWENDAM.	BOV.KAKO.	4 of 10	3.17	4.00	73.5	74.5	1.0	SEG+QV
MWENDAM.	BOV.KAKO.	4 of 10	3.69	5.00	75.5	76.7	1.2	SEG+QV
MWENDAM.	BOV.KAKO.	4 of 10	2.24	7.00	77.5	78.5	1.0	SE
KAKULA	BOV.LANDR.	5 of 10	15.00	6.50	50.0	50.7	0.7	SE+QV
KAKULA	BOV.LANDR.	5 of 10	2.72	9.50	54.0	55.0	1.0	SE
KAKULA	BOV.LANDR.	5 of 10	3.47	6.50	0.0	1.0	1.0	QV
KAKULA	BOV.LANDR.	5 of 10	4.59	6.50	1.0	2.0	1.0	QV
KAKULA	BOV.LANDR.	5 of 10	8.57	7.50	2.0	3.3	1.3	QV
KAKULA	BOV.LANDR.	6 of 10	9.87	9.50	3.3	4.2	0.9	SEG+QV
KAKULA	BOV.LANDR.	6 of 10	2.49	7.50	46.0	47.1	1.1	SE
KAKULA	BOV.LANDR.	7 of 10	8.51	8.50	7.0	8.0	1.0	SEG+QV
KAKULA	BOV.LANDR.	7 of 10	9.35	9.50	8.0	9.0	1.0	SEG+QV
KAKULA	BOV.LANDR.	7 of 10	6.16	9.50	9.0	10.0	1.0	QV
KAKULA	BOV.LANDR.	7 of 10	9.02	8.00	13.0	14.0	1.0	SEG+QV
KAKULA	BOV. MUR	8 of 10	6.45	6.50	31.0	32.0	1.0	QV
KAKULA	BOV. MUR	8 of 10	5.83	7.50	32.0	33.0	1.0	QV+SEG
MURIVINGU	BOV. MUR	9 of 10	5.93	6.00	66.0	67.0	1.0	QV

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PROSPECT	ADIT ID	BAG#	GRADE	WEIGHT	FRM.	TO	LEN.	COM.
MURIVINGU	BOV. MUR	9 of 10	3.11	10.50	69.0	69.8	0.8	SE+QV
MURIVINGU	BOV. MUR	9 of 10	3.32	9.00	69.8	71.0	1.2	QV
MURIVINGU	BOV. MUR	9 of 10	2.34	6.00	76.0	77.0	1.0	SE+QV
MURIVINGU	BOV. MUR	10 of 10	2.68	10.00	78.0	79.0	1.0	QV+ESG
MURIVINGU	BOV. MUR	10 of 10	3.90	7.50	109.0	110.0	1.0	QV+SE
MURIVINGU	BOV. MUR	10 of 10	6.31	10.00	110.0	111.0	1.0	SE
MURIVINGU	BOV. MUR.	10 of 10	3.44	8.50	3.0	4.0	1.0	SE+QV
TOTAL				299.50

TABLE 15.3-18 – TRANSITION SAMPLES SENT TO KCA FOR OPTIMISATION TESTWORK

PROSPECT	HOLE ID	FROM	TO	WIDTH	BATCH	MASS	Au	LITHOLOG
NAM. SUM.	NDD169	119.0	120.00	1.00	1 of 12	3.02	12.40	QV+SE
NAM. SUM.	NDD169	120.00	121.00	1.00	1 of 12	3.78	4.81	QV
NAM. SUM.	NDD169	121.00	122.00	1.00	1 of 12	3.50	0.60	QV
NAM. SUM.	NDD169	122.00	123.00	1.00	1 of 12	3.91	4.8	QV+SE
NAM. SUM.	NDD169	124.00	124.70	0.70	1 of 12	2.44	1.22	QV+SE
NAM. SUM.	NDD169	124.70	125.40	0.70	1 of 12	2.46	1.50	QV+SE
NAM. SUM.	NDD169	125.40	126.14	0.74	1 of 12	2.86	1.17	QV+SE
NAM. SUM.	NDD169	126.14	127.00	0.86	2 of 12	3.42	0.51	QV+SE
NAM. SUM.	NDD169	127.00	128.00	1.00	2 of 12	3.39	0.41	QV+SE
NAM. SUM.	NDD169	128.00	129.00	1.00	2 of 12	4.05	0.58	QV+SE
NAM. SUM.	NDD169	129.00	130.00	1.00	2 of 12	3.70	0.55	QV+SE
NAM. SUM.	NDD169	130.00	131.00	1.00	2 of 12	3.22	2.66	QV+SE
NAM. SUM.	NDD169	131.00	132.00	1.00	2 of 12	3.89	1.55	QV+SE
NAM. SUM.	NDD169	132.00	133.00	1.00	2 of 12	3.71	2.47	QV+SE
NAM. SUM.	NDD169	133.00	134.00	1.00	2 of 12	3.67	0.19	QV+SE
NAM. SUM.	NDD169	134.00	135.00	1.00	3 of 12	3.62	0.12	QV+SE
NAM. SUM.	NDD169	135.00	136.00	1.00	3 of 12	3.47	3.04	QV+SE
NAM. SUM.	NDD169	136.00	137.00	1.00	3 of 12	3.80	14.30	QV+SE
NAM. SUM.	NDD169	137.00	138.00	1.00	3 of 12	3.52	20.00	QV+SE
NAM. SUM.	NDD169	138.00	139.00	1.00	3 of 12	3.71	18.50	QV+SE
NAM. SUM.	NDD169	139.00	140.00	1.00	3 of 12	3.37	19.60	QV+SE
NAM. SUM.	NDD169	140.00	141.00	1.00	3 of 12	3.59	26.30	QV+SE
NAM. SUM.	NDD169	141.00	142.00	1.00	4 of 12	3.71	12.20	QV+SE
NAM. SUM.	NDD169	142.00	143.00	1.00	4 of 12	2.80	5.33	QV+SE
NAM. SUM.	NDD169	143.00	144.00	1.00	4 of 12	3.38	3.26	QV+SE
NAM. SUM.	NDD169	144.00	145.00	1.00	4 of 12	3.09	1.44	QV+SE
NAM. SUM.	NDD169	145.00	146.00	1.00	4 of 12	2.84	5.38	QV+SE
NAM. SUM.	NDD169	146.00	147.00	1.00	4 of 12	3.50	1.16	SE+irv

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PROSPECT	HOLE ID	FROM	TO	WIDTH	BATCH	MASS	Au	LITHOLOG
NAM. SUM.	NDD169	147.00	148.00	1.00	4 of 12	3.00	0.79	SE+irv
KAKULA	NDD170	63.8	64.8	1.00	5 of 12	4.09	0.04	SEG+QV
KAKULA	NDD170	64.8	65.8	1.00	5 of 12	3.91	0.09	SEG+QV
KAKULA	NDD170	65.8	66.64	0.84	5 of 12	3.33	0.33	SEG+QV
KAKULA	NDD170	66.64	67.64	1.00	5 of 12	4.03	2.97	QV
KAKULA	NDD170	67.64	68.64	1.00	5 of 12	3.40	2.39	QV+SEG
KAKULA	NDD170	68.64	69.64	1.00	5 of 12	3.60	7.87	SE+QV
KAKULA	NDD170	69.64	70.64	1.00	5 of 12	3.95	2.78	SE+QV
KAKULA	NDD170	70.64	71.64	1.00	6 of 12	4.14	2.93	SE+QV
KAKULA	NDD170	71.64	72.45	0.81	6 of 12	3.30	0.77	SE+QV
KAKULA	NDD170	72.45	73.30	0.85	6 of 12	3.14	1.08	SE+QV
KAKULA	NDD170	73.30	74.10	0.80	6 of 12	3.08	1.31	SE+QV
KAKULA	NDD170	74.10	74.72	0.62	6 of 12	3.14	1.63	SE+QV
KAKULA	NDD170	74.72	75.72	1.00	6 of 12	3.22	1.06	QV+SEG
KAKULA	NDD170	75.72	76.60	0.88	6 of 12	3.54	14.70	SE+QV
KAKULA	NDD170	76.60	77.20	0.60	7 of 12	2.20	1.75	SE+QV
KAKULA	NDD170	77.20	78.20	1.00	7 of 12	2.72	0.51	SE+QV
KAKULA	NDD170	78.20	79.20	1.00	7 of 12	3.80	0.41	SE+QV
KAKULA	NDD170	79.20	80.20	1.00	7 of 12	3.69	0.69	SE+QV
KAKULA	NDD170	80.20	81.00	0.80	7 of 12	3.02	8.31	SE+QV
KAKULA	NDD170	81.00	81.50	0.50	7 of 12	1.90	0.19	SE+QV
KAKULA	NDD170	81.50	82.30	0.80	7 of 12	2.89	1.59	SE+QV
KAKULA	NDD170	82.30	82.70	0.40	8 of 12	1.50	9.07	SE+QV
KAKULA	NDD170	82.70	83.35	0.65	8 of 12	2.45	1.84	QV
KAKULA	NDD170	83.35	83.80	0.45	8 of 12	1.53	1.64	SE+QV
KAKULA	NDD170	83.80	84.50	0.70	8 of 12	2.96	0.52	SE+QV
KAKULA	NDD170	84.50	85.35	0.85	8 of 12	3.76	1.21	SE+QV
KAKULA	NDD170	85.35	86.35	1.00	8 of 12	3.80	0.75	SE+QV
KAKULA	NDD170	86.35	87.25	0.90	8 of 12	3.35	1.07	SE+QV
KAKULA	NDD170	87.25	88.00	0.75	8 of 12	2.75	10.50	SE+QV
KAKULA	NDD170	88.00	89.00	1.00	8 of 12	4.15	3.23	SE+QV
KAKULA	NDD170	89.00	90.00	1.00	8 of 12	3.50	0.71	SE+QV

TABLE 15.3-19 - TRANSITION SAMPLES SENT TO KCA FOR OPTIMISATION TESTWORK (CONTINUED)

PROSPECT	HOLE ID	FROM	TO	WIDTH	BATCH	MASS	Au	LITHOLOG
MWENDAM.	NDD132	71.60	72.25	0.65	9 of 12	2.11		SE+irv
MWENDAM.	NDD132	72.25	73.90	1.65	9 of 12	2.66		SE+QV
MWENDAM.	NDD132	73.90	75.10	1.20	9 of 12	2.66		QV+SE
MWENDAM.	NDD132	75.10	76.00	0.09	9 of 12	3.20

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PROSPECT	HOLE ID	FROM	TO	WIDTH	BATCH	MASS	Au	LITHOLOG
MWENDAM.	NDD132	94.30	95.30	1.00	9 of 12	3.31	0.88	SE+QV
MWENDAM.	NDD132	95.30	96.45	1.15	9 of 12	3.21	0.46	SE+irv
MWENDAM.	NDD132	96.45	97.16	0.71	9 of 12	2.61	0.72	SE+irv
MWENDAM.	NDD132	97.16	98.00	0.84	10 of 12	2.75	1.60	SE+irv
MWENDAM.	NDD132	98.00	98.55	0.55	10 of 12	2.27	0.99	SE+irv
MWENDAM.	NDD132	98.55	99.45	0.90	10 of 12	2.89	0.36	SE+irv
MWENDAM.	NDD132	99.45	100.30	0.85	10 of 12	2.67	41.00	SE+QV
MWENDAM.	NDD132	104.51	105.51	1.00	10 of 12	3.15		SE+irv
MWENDAM.	NDD132	105.51	106.71	1.20	10 of 12	3.38		SE+irv
MWENDAM.	NDD132	106.71	107.65	0.94	10 of 12	3.39		SE+irv
MWENDAM.	NDD132	107.65	108.65	1.00	10 of 12	3.39		SE+irv
MWENDAM.	NDD136	61.99	63.00	1.01	11 of 12	1.46	1.18	SE+QV
MWENDAM.	NDD136	63.00	64.00	1.00	11 of 12	1.77	0.41	QV
MWENDAM.	NDD136	64.00	64.50	0.50	11 of 12	0.92	0.29	QV
MWENDAM.	NDD136	64.50	65.35	0.85	11 of 12	1.89	1.12	SE+QV
MWENDAM.	NDD136	65.35	66.00	0.65	11 of 12	1.26	0.63	SE+irv
MWENDAM.	NDD136	66.00	66.65	0.65	11 of 12	1.12	1.33	SE+irv
MWENDAM.	NDD136	66.65	67.50	0.85	11 of 12	1.43	2.34	QV+SE
MWENDAM.	NDD136	67.50	68.00	0.50	11 of 12	0.90	0.67	SE+QV
MWENDAM.	NDD136	68.00	69.00	1.00	11 of 12	1.46	3.49	QV
MWENDAM.	NDD136	69.00	70.00	1.00	11 of 12	1.70	4.64	QV
MWENDAM.	NDD136	70.00	71.00	1.00	11 of 12	1.46	4.61	QV
MWENDAM.	NDD136	71.00	72.00	1.00	11 of 12	1.75	4.63	QV
MWENDAM.	NDD136	72.00	73.00	1.00	11 of 12	1.73	1.22	QV
MWENDAM.	NDD136	73.00	74.00	1.00	11 of 12	1.22	0.59	QV
MWENDAM.	NDD136	74.00	75.00	1.00	12 of 12	1.65	0.02	QV
MWENDAM.	NDD136	75.00	76.00	1.00	12 of 12	2.13	2.10	QV
MWENDAM.	NDD136	76.00	77.00	1.00	12 of 12	0.82	35.62	QV+SE
MWENDAM.	NDD136	77.00	78.00	1.00	12 of 12	1.57	0.06	QV
MWENDAM.	NDD136	78.00	79.00	1.00	12 of 12	1.65	0.78	QV
MWENDAM.	NDD136	79.00	80.00	1.00	12 of 12	1.30	0.73	QV
MWENDAM.	NDD136	80.00	81.00	1.00	12 of 12	1.47	4.94	QV
MWENDAM.	NDD136	81.00	82.00	1.00	12 of 12	1.64	0.38	QV
MWENDAM.	NDD136	82.00	82.57	0.57	12 of 12	1.08	0.20	QV+SE
MWENDAM.	NDD136	82.57	83.00	0.43	12 of 12	0.82	8.75	SE+QV
MWENDAM.	NDD136	83.00	84.00	1.00	12 of 12	1.49	2.12	SE+irv
MWENDAM.	NDD136	84.00	85.00	1.00	12 of 12	1.86	0.56	SE+irv
MWENDAM.	NDD136	85.00	86.00	1.00	12 of 12	2.05	0.39	SE+irv
MWENDAM.	NDD136	86.00	87.00	1.00	1 of 1	1.59	2.88	SE+irv
MWENDAM.	NDD132	52.20	52.90	0.70	1 of 1	2.26		SE+QV

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PROSPECT	HOLE ID	FROM	TO	WIDTH	BATCH	MASS	Au	LITHOLOG
MWENDAM.	NDD132	52.90	53.75	0.85	1 of 1	2.15		SE+QV
MWENDAM.	NDD132	53.75	55.25	1.50	1 of 1	3.50		SE+QV
MWENDAM.	NDD131	55.25	56.25	1.00	1 of 1	3.61		QV+SE
MWENDAM.	NDD132	80.00	81.00	1.00	1 of 1	3.62		SE+QV
MWENDAM.	NDD132	81.00	82.00	1.00	1 of 1	3.49		SE+QV
MWENDAM.	NDD132	82.00	83.00	1.00	1 of 1	3.08		SE+QV
TOTAL				101.80		308.42

15.3.3.2	Rock density determination
Rock density tests were performed on 21 oxide samples and 26 transition samples. The average rock density obtained for the oxides and transition was 2.31t/m3 - 2.83t/m3 and 2.29t/m3 – 2.92t/m3 respectively.

15.3.3.3	Head assays
The oxide and transition samples showed gold head grades of 2.76g/t Au and 3.75g/t Au respectively. The multi element analysis indicated that the oxide and transition samples were high in arsenic (0.19% and 0.27%), respectively. The major gangue minerals were silica and alumina. The results for the head analysis are summarised in the table below.

TABLE 15.3-20 - KCA MULTI-ELEMENTAL ANALYSIS

CONSTITUENT	UNIT	KCA SAMPLE NO:38834
Al	%	6.97
As	mg/kg	1974
Ba	mg/kg	2745
Bi	mg/kg	<10
C total	%	0.05
Ca	%	0.03
Cd	mg/kg	10
Co	mg/kg	27
Cr	mg/kg	328
Cu	mg/kg	66
Cu Cyanide Soluble	mg/kg	9
Fe	%	4.87
Hg	mg/kg	0.07
K	%	2.42
Mg	%	0.36
Mn	mg/kg	1258
Mo	mg/kg	15
Na	%	0.19
Ni	mg/kg	83
Pb	mg/kg	42

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CONSTITUENT	UNIT	KCA SAMPLE NO:38834
S total	%	0.03
S Sulfide	%	0.01
S Sulfate	%	0.03
Sb	mg/kg	<2
Sr	mg/kg	59
Ti	%	0.39
V	mg/kg	68
W	mg/kg	<10
Zn	mg/kg	58
SiO2%		71.71
Si	%		33.525
Al2O3%		13.18
Al	%		6.977
Fe2O3%		7.02
Fe	%		4.909
CaO	%	0.03
Ca	%		0.021
MgO	%	0.59
Mg	%		0.356
Na2O	%	0.28
Na	%		0.208
K2O	%	2.98
K	%		2.473
TiO2%		0.69
Ti	%		0.414
MnO	%	0.16
Mn	%		0.124
SrO	%	0.01
Sr	%		0.008
BaO	%	0.30
Ba	%		0.269
Cr2O3%		0.06
Cr	%		0.041
P2O5%		0.14
P	%		0.061
LOI	%	2.86
SUM	%	100.01

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15.3.3.4	Comminution testwork
The comminution testwork (Bond Ball, Bond Rod and Abrasion) was performed at Phillips Enterprises. A summary of the results is shown in the table below.

TABLE 15.3-21 - SUMMARY OF KCA COMMINUTION TESTS

SAMPLE	BOND BALL Wi (kWh/t)	BOND ROD Wi (kWh/t)	ABRASION INDEX
OXIDE	11.4	9.5	0.2589
TRANSITION	10.7	9.15	0.2370

15.3.3.5	Bottle roll leach tests
Bottle roll leach tests were performed at 3 sizes to determine the maximum achievable recovery. The results are summarised below. The Au dissolutions ranged from 80% to 98% for the oxides and 65% to 98% for the transition. It was noted that there were variances in the transition calculated head grades which could indicate the presence of granular or coarse gold. This could explain the lower dissolutions at the coarse grinds.

TABLE 15.3-22 - SUMMARY OF BOTTLE ROLL LEACH RESULTS

SAMPLE	GRIND SIZE (mm)	Au DISSOL. (%)	# DAYS LEACH	NaCN CONS. (kg/t)
OXIDE	-25	80	5	0.51
	-9.5	81	5	0.54
	-0.075	98	4	0.56
TRANSITION	-25	65	8	0.44
	-9.5	53	8	0.59
	-0.075	98	4	0.34

15.3.3.6	Agglomeration and percolation testwork
The agglomeration and percolation test were conducted on two crush sizes: 100% - 9.5mm and 100% - 25mm. These tests were performed as per procedure used by KCA at varying cement additions (0, 2, 4 and 10kg/t). Tables below give a summary of agglomeration and percolation results.  In KCA’s non compacted agglomeration tests, a slump of over 10% is generally an indication of failure, and in the case of Namoya oxides and transition ores, the agglomerates that were formed were competent thus a cement addition of 2kg/t should be sufficient for agglomeration of the ore.

TABLE 15.3-23 - AGGLOMERATION & PERCOLATION RESULTS - OXIDE ORE

KCATEST	KCA SAMP.	TOPSIZE	CEMENT (kg/Mt)	SLUMP (%)	SLUMPRES.	SG(t/m3)
39118A	38834A		0	3%	P	1.45
39118B		25	2	5%	P	1.33
39118C			4	0%	P	1.47
39118D			10	0%	P	1.27
39118E	38834B	9.5	0	7%	P	1.53
39118F			2	6%	P	1.27

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KCATEST	KCA SAMP.	TOPSIZE	CEMENT (kg/Mt)	SLUMP (%)	SLUMPRES.	SG(t/m3)
39118G			4	5%	P	1.26
39118H			10	3%	P	1.19

TABLE 15.3-24 - AGGLOMERATION & PERCOLATION RESULTS – TRANSITION ORE

KCA TEST	KCA SAMP.	TOPSIZE	CEMENT (kg/Mt)	SLUMP (%)	SLUMP RES.	SG (t/m3)
39788 A	39788A		0	0%	P	1.47
39788 B		25	2	0%	P	1.30
39788 C			4	0%	P	1.26
39788 D			10	0%	P	1.28
39788 E	39788B	9.5	0	2%	P	1.57
39788 F			2	4%	P	1.28
39788 G			4	0%	P	1.26
39788 H			10	0%	P	1.28

15.3.3.7	Compacted permeability testwork
Compacted permeability tests were conducted on the oxide and transition composite samples. The tests were intended to simulate the heap percolation rate at the bottom of a heap under the compressive load of the respective total heap height. The aim of the test was to examine the permeability of the ore under the following conditions:-

➢	Varied compaction loading - equivalent heap heights of 20 m, 40 m and 60m of overall heap height;

➢	Varied crush sizes - minus 25 mm and 9.5mm;

➢	Varied cement levels.

Flow rate, % slump, % pellet breakdown and solution colour and clarity were all monitored to determine a “Pass” or “Fail” result.

Testwork on the oxide composite sample showed the following:-

➢	The material stage crushed to minus 9.5mm with no cement addition passed marginally at an effective heap height of 40 m but failed at an effective heap height of 60 m;

➢
The material stage crushed to minus 9.5mm and agglomerated with 2 kg of cement per metric ton ore passed at effective heap heights of 20 m and 40 m, but only passed marginally at an effective heap height of 60 m;

➢	The ore stage crushed to minus 25mm and agglomerated with 2 kg of Portland Type II cement per metric ton of ore passed at effective heap heights of 20 m, 40 m and 60 m.

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Testwork on the transition composite sample showed the following:

➢	The material stage crushed to minus 9.5mm with no cement addition passed marginally at an effective heap height of 20 m;

➢	The material stage crushed to minus 9.5mm and agglomerated with 3 kg of cement per metric ton ore passed at effective heap heights of 20 m and 40 m, but failed at an effective heap height of 60 m;

➢
The ore stage crushed to minus 25mm and agglomerated with 3 kg of Portland Type II cement per metric ton of ore passed at effective heap heights of 40 m and 60 m but failed at an effective height of 100 m.

15.3.3.8	Heap leach recovery testwork
Simulated heap leach tests were initially conducted at SGS to give an indication on whether heap leach can be considered as an option for gold dissolution. The results were encouraging and therefore samples were sent to KCA for more detailed heap leach testwork.

Column tests were performed on the oxide and transition samples at the two crush sizes, minus 9.5mm and minus 25mm andprior to heap leach, the ore was agglomerated with cement additions of 2kg/Mt and 3kg/Mt for the oxide and transition ores respectively.

Oxide composite sample
The pregnant leach solution from the column discharge was contacted with activated carbon and the gold recovered onto carbon with time was recorded. The graph in Figure 49 shows the rate of gold recovery onto activated carbon.

The column tests indicated the following:-

➢	The recovery curve “plateau” after 112 days of leach;

➢	89% and 87% gold recovery to activated carbon was achieved after 112 days for the minus 9.5mm and minus 25mm samples respectively;

➢
Rate of gold recovery was good for the oxide sample which confirmed the SGS simulated heap results. Within the first week, 60% and 58% gold recovery was achieved for the minus 9.5mm and minus 25mm samples respectively;

➢	Over the 112 days leach period, cyanide consumption was 1.32kg/Mt and 1.06kg/Mt NaCN for the minus 9.5mm and minus 25mm samples respectively;

➢	At 2kg/Mt cement addition, 14% and 8.1% slump was recorded for the minus 9.5mm and minus 25mm columns respectively;

➢	The cement addition of 2kg/Mt was adequate to supply the required operating pH and no lime addition was necessary.

Transition composite sample
The pregnant leach solution from the column discharge was contacted with activated carbon and the gold recovered onto carbon with time was recorded. The graph in Figure 50 shows the rate of gold recovery onto activated carbon.

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The column tests indicated the following:-

➢	The recovery curve “plateau” after 167 days of leach;

➢	87% and 71% gold recovery to activated carbon was achieved after 167 days for the minus 9.5mm and minus 25mm samples respectively;

➢	The column tests indicated that within the minus 25mm to minus 9.5mm size range, gold recovery is dependent on crush size;

➢	Over the 167 days leach period, cyanide consumption was 1.59kg/Mt and 1.84kg/Mt NaCN for the minus 9.5mm and minus 25mm samples respectively;

➢	The cement addition of 3kg/Mt was adequate to supply the required operating pH and no lime addition was necessary.

➢	1.3% and 2.7% slump was recorded for the minus 9.5mm and minus 25mm columns respectively;

Forpurposes of predicting plant recoveries, KCA discounts gold recoveries by 2-3% when estimating plant recoveries; thus the predicted gold recoveries for oxides and transition will be 86% and 84% respectively for the -9.5 mm size material.

15.3.3.9	Heap leach variabilityrecovery testwork
Heap leach variability tests were performed on the oxide and transition ores. Upon further analysis of the variability results and reports were already issued, it was realised that the columns were prematurely terminated, as gold was still being leached.

15.3.3.10	Heap leach cyanideconsumption determination
A cyanide model was developed using all the results available from the heap leach tests and a graph was plotted to obtain the cyanide consumption that can be used for design purposes. At 168 days, a cyanide consumption of 1.88kg/t was extrapolated. When a lab factor of 30% (as per KCA recommendation) was applied to this, an operating cyanide consumption of 0.56kg/t was obtained and used as the optimum cyanide addition for both oxides and transition. Refer to the graph in Figure 51.

15.4	CONCLUSIONS
The following conclusions were drawn from the testwork:-

➢	The Namoya oxide and transition ores are classified in the soft to medium hardness with low to medium abrasiveness;

➢	Mineralogy on the oxide ore indicated that 87% of the gold is exposed and amenable to cyanide gold dissolution;

➢
Column tests on the Namoya oxide composite ore indicated good gold recoveries via heap leaching. 89% and 87% gold recovery to activated carbon was achieved after 112 leach days for the minus 9.5mm and minus 25mm samples respectively, with corresponding cyanide consumptions of 1.32kg/t and 1.06kg/t NaCN;

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➢
Column tests on the Namoya transition composite ore indicated good gold recoveries via heap leaching for the minus 9.5mm sample. 71% gold recovery to activated carbon was achieved after 167 leach days for the minus 25mm and 87% for the minus 9.5mm samples, with corresponding cyanide consumptions of 1.59kg/t and 1.84kg/t NaCN;

➢	9.5mm was selected as the optimum crush size for the heap leach;

➢	0.56kg/t cyanide addition was calculated to be the optimum plant operating consumption.

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16.	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Daniel K. Bansah is Banro's Vice President, Exploration and is based in Banro's office in Bukavu, DRC. His responsibilities include resource modelling and grade estimation, and the reporting of estimated mineral resources for the Namoya Project. Mr. Bansah is a professional resource geologist with over 25 years experience with precious metal deposits and resource estimation techniques and is a “qualified person” as such term is defined in NI 43-101. Mr. Bansah is a Member and a Chartered Professional of the Australasian Institute of Mining and Metallurgy (AusIMM). SRK Consulting (UK) Ltd. ("SRK"), who undertook the initial data compilation in 1998 and followed it up with a valuation between 1999 and 2009, have reviewed the estimation method in respect of the Namoya Project and determined the underlying model to be fit for the purposes of a Preliminary Assessment given that classification boundaries do not affect the Preliminary Assessment and that an open pit constraint is applied in the Preliminary Assessment process; however some recommendations are proposed going forward.

Following the successful completion of the second phase of drilling at Namoya, mineral resource estimates were completed by Banro in June 2007, and reported in the Technical report dated August 17, 2007 and entitled “Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo”. A copy of this report can be obtainedfrom SEDAR at www.sedar.com

As at the end of 2008, a total of 209 diamond drillholeswere completed.  On March 11, 2009 Banro reported an updated Independent Resource estimate for Namoya based on the work done by SRK. Following a closed space shallow core drilling and sampling of regolith material, Banro undertook updated in-house Mineral Resource estimates for Namoyaresulting in the estimates presented in the table below.

TABLE 15.4-1 - NAMOYA PROJECT MINERAL RESOURCE ESTIMATE USING A 0.4 g/t Au CUT-OFF GRADE (EFFECTIVE DATE: JANUARY 24, 2011)

CATEGORY	TONS (Mt)	GRADE(g/t )	GOLD (Moz)
MEASURED	4.27	2.76	0.38
INDICATED	10.31	2.29	0.76
TOTAL	14.58	2.43	1.14
INFERRED	8.95	1.89	0.54

There are not currently any mineral reserve estimates for the Namoya Project.

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16.1	APPROACH
The adit, drill hole and trench data were transformed in the Datamine software and this was then used to plot the adits, trenches and drill holes on level plans and vertical sections. The mineralized zones were then outlined on plans, where the geology and grade distribution is well represented by the adits and then cross check with the vertical sections to produce a complete a 3-D picture of the mineralization. The mineralized outlines were largely based on a geological cut-off of 0.4 g/t - 1 g/t Au but were also interpreted so as to ensure continuity between sections and plans. This process was repeated until a robust three-dimensional model of the mineralized zones had been created.While the model was extended beyond the available information, the distinction between ‘Measured’, ‘Indicated’ and ‘Inferred’ Resources was made at approximately 20 m, 40 m and plus 40 mrespectively from the nearest drill hole, trench, or adit. All the assays within the mineralized zones were composited to constant 1.0 m lengthsbefore undertaking statistical analyses on the gold grades. Histograms were generated from these to determine an appropriate top cut-off, and semi-variorums were created for the different mineralized zones and material type using the composite values.

A block model of the various deposits was then created within the mineralized solids, along with a triangulated surface of the topography. The blocks were assigned grades using ordinaryKriging for the Mwendamboko, Kakula,Namoya Summit and Muviringu deposits.

16.2	DATABASE AND DATA QUALITY

The historical work carried out at Namoya includes:

➢	10820 prospecting samples from 1237 pits covering an area of 4.5 km2;

➢	519 samples from 12 trenches totalling 519 m;

➢	10144 samples from 103 adits and crosscuts totalling 8531.45 m;

➢	6462 samples from 112 diamond drill holes totalling 9538.61 m; and

➢	2751 samples from 4 bench levels in the Mwendamboko open pit.

The poor core recovery (20%) reported in historical diamond drill holes have allowed such data to be used only in the interpretation of geological and mineralization outlines and not for grade estimation in the current study. In principle, the adit sampling would have provided assays that are more representative but no detail sampling methodology was reported in the previous work.

The accuracy and precision of the historical assay data was not studied in detail and as such an independent check sampling and analysis was required to increase the reliability of the adit data. The results obtained from the re-sampling program on the Namoya Project are set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR atwww.sedar.com

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Based on the re-sampling program, mineral resource estimates for Namoya were published in July 2005. By the close of the field season in December 2005, 33 diamond drill holes were completed. By July 2006, 70 diamond drill holes totalling 9,442.21 m had been completed (Phase I) and by May 2007 an additional 36 drill holes (Phase II) totalling 7,411.53 m were completed. By the end of 2008 an extra 103 diamond holes had been completed, bringing the total holes drilled to 209 totalling 34,468.78m (Figure 7). Banro undertook a closed space shallow core drilling and sampling of regolith material, and produced updated in-house Mineral Resource estimates for Namoya. The 209 drill holes, regolith sampling and the previously verified adit and trench data have therefore been used in the current modelling and grade estimation exercise.

Sampling quality and laboratory quality control (QC) procedures were put in place to ensure data integrity and reliability. The QC procedures put in place include:

➢	the submission of international reference material;

➢	the insertion of blank samples;

➢	the insertion of laboratory duplicates; and

➢	Umpire laboratory checks.

Banro's monitoring of accuracy and precision are generally good (Section 12).

16.3	RELATIVE DENSITY SAMPLES
Historical relative density testwork on the Namoya Project is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com

Banro’s approach to relative density (RD) determinations is undertaken at the following intervalsin all drill holes:

➢	Every 2 m outside mineralized zones;

➢	Every 1 m within mineralized zones.

The following method is employed:

➢
The geologist selects samples for RD measurements, and marks each sample positionwith an aluminium tag. The borehole number and depth are also written on the selected piece of core with a marker pen. In order to avoid bias when taking samples, the first piece of solid core weighing over 200 g after the metre mark is selected;

➢	The depth of each sample and rock type is recorded by the geologist;

➢	The weight of the sample is recorded (Weight 1);

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➢
The sample is checked for porosity by placing the sample in water on the RD balance, and recording the increase in weight over a 3minute period (Weight 2). If the sample absorbs more than a gram of water it is treated as porous;

➢	The sample is dried in an oven, and then re-weighed (Weight 3). This enables the water content of the sample to be calculated: (Weight 1 – Weight 3) x 100 Weight 1;

➢	If the sample is non-porous, it is then weighed in water using the RD balance (Weight 4). The Relative Density = Mass/Volume, i.e. RD = Weight 3/(Weight 3 – Weight 4);

➢
If the sample is porous it is coated with varnish before weighing in water. The varnish is best applied with a brush, ensuring all cavities and irregularities are coated. When dry the sample is re-weighed in air to indicate the amount of varnish on the sample and the error this introduces into the calculation (Weight 5). However, tests have shown that about 1 g of varnish is required to thoroughly coat a 500 g piece of core, which introduces an insignificant error of about 0.2%;

➢	The data recorded are entered into an Excel spreadsheet, designed to directly calculate the Relative Densities and moisture contents of the samples.

Recent testwork on density determinations have been undertaken. By following Banro’s density measuring procedures, density of 13,393 core samples of the various lithological units from the fourmain prospects of Mwendamboko, Muviringu, Kakula and Namoya Summit were determined. The table below shows the average relative density of the composited samples of individual rock types from the 209 drill holes.

TABLE 16.3-1 - AVERAGE ROCK DENSITIES FROM RECENT CORE HOLES

LITHOLOGICAL TYPE	SAMPLES	SG (t/m3)	SAMPLES	SG (g/m3)	SAMPLES	SG (t/m3)
	OXIDE		TRANSITION		FRESH
QUARTZ VEIN	735	2.57	768	2.63	430	2.71
SAPROLITIC SCHIST	74	2.22	2	2.50
CHLORITE SCHIST+QUARTZ	78	2.59	97	2.72	154	2.79
CHLORITE SCHIST	5926	2.51	5183	2.64	3973	2.74
SERICITE SCHIST	4232	2.46	4363	2.57	1988	2.72
SERICITE SCHIST+QUARTZ	104	2.62	123	2.65	197	2.76
DOLERITE DYKE	496	2.22	1169	2.52	2046	2.79
GRAPHITIC SCHIST	697	2.49	954	2.67	363	2.81
QD/QP	118	2.26	254	2.58	160	2.78
SILICIFIED ROCK	125	2.46	96	2.50	54	2.75
APPLIED RD		2.46		2.55		2.76

16.4	GEOLOGICAL INTERPRETATION AND LODE IDENTIFICATION
The primary data was plotted in plan and in section, initially as a means of data validation and finally for geological and mineralization interpretation. The geological aspects considered were lithological and the structural relationship to some faulting. Geological interpretation was carried out first in flitch plans at 25 m to 50 m intervals and on cross-sections at 20 m to 40 m intervals.

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Interpretation of the Namoya mineralization was developed from 0.4 g/t – 1.0 g/t Au sample cut-offinterpreted boundaries. The model was divided into the four main deposits which were further spilt into zones (domains) as described below.

16.4.1	Mwendamboko
Mwendamboko is the most extensively explored deposit on the property. The mineralization extends for 650 m along strike and is known to have been developed to a maximum depth of 768 m RL (1065 level Adit). The deposit has been modelled as four to five parallel tabular zones dipping steeply to the northeast (Figure 43).

The width of the mineralized zone varies from 50 m - 160 ms wide near surface and splits in the south.Within the broad zone of mineralization, near the split, there is a distinct steeply plunging high-grade shoot, whichhas been drilled for depth extensions to the mineralization. The historical mining activity atMwendamboko concentrated on the outcrop of this shoot.The entrances to the adits are characterised by anomalous grade samples indicating the concentration of gold in the hillside soil or ‘regolith’. The regolith layer has been reviewed with close spaced drillholes on 40 m x 40 m centres and modelled as a layer up to 7m thick extending up to 200 m downhill from the outcropping mineralization.

The inferred extent of the primary mineralization has been modelled down to 600m R.L. At this depth, the mineralization is considered open to the north, south and down dip. In the betterexploredupper parts of the prospect, the intensity of mineralization and grade is seen to decrease towards the modelled strike extents. Nevertheless, the current drilling program has already demonstrated the potential for strike and depth extensions to the mineralization.

16.4.2	Muviringu
Muviringu has been interpreted to comprise parallel sheets of quartz veinlets and ‘stockworks’ generally less than 7 m in thickness, the deposit is about 70 m wide, striking northwest southeast over a strike length of 400 m and dipping steeply to the southwest (Figure 43). The upper part of Muviringu occupies thicker zones, probably reflecting the effects of dispersion from weathering. Muviringu has been further drilled in the later parts of 2007 and 2008, testing further Muviringu North as well. This has provided a better understanding of this deposit. This has enabled portions of the resource to be classified into higher confidence categories. Towards the west of Muviringu the zones of mineralization splits into two main units, one trending northwest and the other west. Both unit are been further investigated.

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16.4.3	Kakula
Kakula is interpreted to be a dilation zone caused by shear movement, resulting in an en-echelon shape bending round to strike almost north south and dipping moderately to the east. The deposit has been modelled as a series of parallel tabular zones (Figure 43). The Kakula deposit has a strike length of 400 m and about 100 m wide. Kakula is open down dip and to the southeast. There are some high-grade lenses exist within the modelled mineralized zones, which appear to strike parallel to the main shear zone and may represent smaller scale en-echelon dilations.

16.4.4	Namoya Summit
The Namoya Summit deposit has been modelled as two to three parallel tabular zones (as in Mwendamboko) striking northwest southeast and dipping moderately to the northeast (Figure 43). These bodies measures 300 m in strike and 190 m down-dip. The down-dip extent has been estimated, and the resource for this material classified as ‘Inferred’. These bodies are open along strike. Recent drillingprogram investigated the depth and strike extensions to the mineralization and also tried to find its relationship to Filon ‘B’ to the southeast.

16.5	WIREFRAMING AND BLOCK MODELLING
Each domain of mineralization was considered independently for wireframing in such a fashion that simplicity of shape and size was maintained as far as possible. Block modelling of the mineralization was created by ‘filling’ the respective wireframes with rectangular blocks. A strike: across strike: elevation configuration of 10:10:5 was utilised. Improved geometric representation of the mineralization was achieved by allowing sub-blocking along the boundaries to a minimum of 5 m along strike and cross strike, and 2.5 m inthe vertical direction.

16.6	STATISTICAL ANALYSIS OF THE MIERALISED DATA
To yield common length samples for statistical analysis, and for that matter grade interpolation, all samples that locate with the mineralization envelopes were composited to 2.0 m.  For the regolith 1.0 m compositing was used. This was done ensuring that lithological boundaries were not masked.

Descriptive statistics were calculated and statistical graphs produced as a measure of assessing:

➢	The population characteristics of the mineralized grade distribution;

➢	The presence of statistical domains;

➢	The need, if any, to apply a top cut during grade interpolation.

The table below outlines the summary (descriptive) statistics based on all selected samples of the individual deposits, and mineralization domains.

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TABLE 16.6-1 - DESCRIPTIVE STATISTICS OF SELECTED MINERALIZED SAMPLES

FIELD	n	MIN	MAX	MEAN	VAR.	COV	DESCRIPTION
AU	8290	0.01	1940	3.43	602.3	7.15	Mwendamboko All selected samples
AU	4217	0.01	533.57	3.44	198.6	4.09	Mwendamboko comp. 2m samples
AU	4217	0.01	50	2.88	52.92	2.52	Mwendamboko capped samples
AU	101	0.01	22.32	1.58	8.08	1.8	Mwendamboko zone1 samples
AU	1447	0.01	533.57	3.82	267.52	4.29	Mwendamboko zone2 samples
AU	1523	0.01	302	4.53	264.62	3.59	Mwendamboko zone3 samples
AU	415	0.01	72.05	1.2	15.79	3.32	Mwendamboko zone4 samples
AU	525	0.01	115.01	2.36	63.63	3.38	Mwendamboko zone5 samples
AU	191	0.01	8	0.98	1.37	1.2	Mwendamboko zone6 samples
AU	15	0.04	5.01	1.34	1.52	0.92	Mwendamboko zone8 samples
AU	3130	0.01	243	2.23	78.6	3.98	Kakula All selected samples
AU	1505	0.01	129.75	2.1	40.51	3.03	Kakula All composite 2m samples
AU	1505	0.01	50	2.01	21.72	2.32	Kakula capped samples
AU	322	0.01	243	4.17	343.06	4.44	Kakula zone 5 samples
AU	186	0.01	52.1	0.97	16.64	4.2	Kakula zone 6 samples
AU	186	0.01	52.1	0.97	16.64	4.2	Kakula zone 6 samples
AU	287	0.01	78.3	2.06	39.42	3.05	Kakula zone 11 samples
AU	161	0.01	75.6	1.41	37.95	4.38	Kakula zone 16 samples
AU	11	0.02	6.31	1.65	3.83	1.18	Kakula zone 17 samples
AU	24	0.01	155	8.09	941.9	3.79	Kakula zone 20 samples
AU	1291	0.01	129.75	2.13	44.93	3.14	Kakula oxide samples
AU	212	0.01	29.09	1.87	13.86	1.99	Kakula transition samples
AU	2	1.33	4.9	3.11	3.19	0.57	Kakula fresh samples
AU	1904	0.01	89.2	2.3	30.4	2.4	Namoya Summit all selected samples
AU	814	0.01	27.95	2.16	12.62	1.65	Namoya Summit comp. 2m samples
AU	19	0.01	2.36	0.73	0.51	0.98	Namoya Summit zone4 samples
AU	21	0.01	2.18	0.6	0.33	0.95	Namoya Summit zone14 samples
AU	104	0.01	18.06	1.27	5.46	1.84	Namoya Summit zone24 samples
AU	142	0.01	20.55	1.59	5.99	1.54	Namoya Summit zone34 samples
AU	310	0.01	22.33	2.78	15.22	1.4	Namoya Summit zone44 samples
AU	152	0.01	27.95	2.74	18.48	1.57	Namoya Summit zone54 samples
AU	66	0.01	27.61	1.43	13.53	2.57	Namoya Summit zone64 samples
AU	1304	0.01	94.1	2.18	37.73	2.82	Muviringu All selected samples
AU	649	0.01	79.2	1.98	23.4	2.44	Muviringu composite samples
AU	93	0.01	16.31	1.32	3.87	1.5	Muviringu zone 10 samples
AU	297	0.01	79.2	2.1	38.27	2.94	Muviringu Oxide samples
AU	168	0.01	13.07	1.53	4.7	1.42	Muviringu Transition samples
AU	184	0.01	31.8	2.21	16.22	1.82	Muviringu Fresh samples
AU	110	0.01	38.5	2.51	25.33	2	Muviringu zone 11 samples

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FIELD	n	MIN	MAX	MEAN	VAR.	COV	DESCRIPTION
AU	46	0.01	6.07	0.89	1.55	1.41	Muviringu zone 14 samples
AU	55	0.01	31.8	2.84	28.53	1.88	Muviringu zone 21 samples
AU	35	0.01	7.93	0.94	1.92	1.47	Muviringu zone 22 samples
AU	14	0.26	4.85	1.02	1.3	1.12	Muviringu zone 23 samples
AU	86	0.01	10.31	1.42	3.73	1.36	Muviringu zone 30 samples
AU	17	0.01	10	2.21	5.77	1.09	Muviringu zone 39 samples
AU	7	0.21	2.48	1.28	0.65	0.63	Muviringu zone 40 samples
AU	7	0.04	4.81	1.37	2.39	1.13	Muviringu zone 41 samples
AU	104	0.01	29	2.42	27.85	2.18	Muviringu zone 55 samples
AU	213	0.14	70.02	1.9	25.34	2.65	Mwenda comp 1m Regol samples
AU	213	0.14	10	1.59	3.2	1.13	Mwenda capped 10g/t regol samples
AU	213	0.14	20	1.66	5.04	1.35	Mwenda capped 20g/t regol samples

The descriptive statisticsshow that the coefficient of variation (CoV) for all selected samples for the individual deposits is generally high in the region (> 3.0), indicating a high degree of variability. Separating the data into composite samples for individual deposits, the CoV values reduce for most of the ore domains. The CoV after applying the top cut is further reduced when the extreme values are capped. This indicates that the extremely high-grades are very discrete, and hence a higher-grade cap is warranted. A global high-grade capping of 50g/t was applied based on the log-histogram and statistical distribution of the samples within the individual domains. This was to limit the effect of high-grade outliers on the estimation. For the regolith model a high-grade capping of 20 g/t was applied based on similar reasoning. Apart from the statistical approach to high-grade cutting, the spatial occurrence of the extremely high-grades were examined in relation to the surrounding samples.

TABLE 16.6-2 - APPLIED HIGH-GRADE CAPPING

AREA	CAPPING (g/t)	NO. OF COMPOSITED SAMPLES	NO. OF COMPOSITED SAMPLES AFFECTED BY CAPPING	PERCENTAGE OF COMPOSITED SAMPLES AFFECTED
MWENDAMBOKO	50	4217	32	0.8
KAKULA	50	1505	4	0.3
NAMOYA SUMMIT	50	814	0	0.0
MUVIRINGU	50	649	1	0.2
REGOLITH	20	213	2	0.9

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A high-grade assay cut of 50 g/t Au was applied to the composited drillhole data for all zones based on the statistical distribution. For the regolith, a high- grade assay cut of 20 g/t Au was applied based on similar reasoning. This was to limit the impact of the high-grade outliers identified on the estimation. The table above shows the high grade capping applied at the various prospects, and gives the number of composited samples present and also explains how the chosen high grade capping affected the existing number of composited samples. In all cases the capping affected less than 1% of the existing composited samples. At Mwendamboko where the capping affected the highest number of composited samples 32, it is still noted that the affected samples represented less than 1% of the total number of composited samples available. The relationship between the 50 g/t Au cap and the samples distribution at Mwendamboko is shown in Figure 41. Mwendamboko is known to have a high core of high grade samples, however the continuity of this high grade core needs to be further investigated so that the very high grades could be confined and separately modelled with a higher grade capping and later incorporated into the model to further enhance the grade at Mwendamboko.

This way this high grade zone would not be considered as an outlier, but rather as a distinct zone.

16.7	GEOSTATISTICAL
Geostatistical analysis was carried out on the selected composite samples and for the various deposits. The variographic analysis undertaken was to determine the major and minor orientation of the mineralization and the search ellipse dimension required during grade interpolation. The following steps were employed:

➢	Calculate a fan of variograms in the horizontal plane to determine trends and patterns in the gold distribution;

➢	Calculate and model the down-hole variogram of the composite gold values to characterise the nugget effect;

➢	Calculate a fan of variograms within the plane of maximum continuity to determine the directional variograms for the strike, cross strike and down-dip directions;

➢	Model the directional variogram for the trend of maximum continuity and its orthogonal directions.

A semi-variogram map was first produced to determine trends and patterns in the gold distribution of the deposits. By starting with an azimuth of zero and moving in increments of 10o up to 180o and contouring the resulting variograms, ‘variogram maps’ were produced which demonstrated trends in the mineralization. The strike and cross strike directions were then determined from the ‘variogram map’. A semi variogram was calculated and modelled for the down-hole direction to determine the nugget effect.

Directional variograms were then constructed for all directions; along strike, cross strike, downdip and omni-directional for Mwendamboko, Kakula and Namoya Summit (Table 35). During the directional variography, calculation and modelling of the relative and transformed variograms (pair wise and logarithmic) were also undertaken. Encouraging structure was obtained in the near surface closed spaced sample data. This wasconfirmed by cross-validation, resulting in ordinary Kriging (OK) being used for grade interpolation in these zones. The table below shows the semi-variogram parameters used and Figure 42 illustrates it.

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TABLE 16.7-1 - SEMI VARIOGRAM MODEL PARAMETERS – 1ST STRUCTURE

								1ST STRUCTURE
	A1	A2	A3	X1	X2	X3	NUG	R1	R2	R3	VAR
ALL PROSPECT	85	85	0	3	1	0	0.13	90	50	8.1	0.84
REGOLITH	85	85	0	3	1	0	0.13	90	50	8.1	0.84

TABLE 16.7-2 - SEMI VARIOGRAM MODEL PARAMETERS – 2ND STRUCTURE

								2ND STRUCTURE
	A1	A2	A3	X1	X2	X3	NUG	R1	R2	R3	VAR
ALL PROSPECT	85	85	0	3	1	0	0.13	170	95	15	0.37
REGOLITH	85	85	0	3	1	0	0.13	170	95	15	0.37

16.8	GRADE ESTIMATION
To assist the orientation of the search ellipse during grade interpolation, each block in the modelwas assigned an azimuth and dip value. These azimuths and dips were derived from a series of digitized plan and cross-sectional strings that trace the average trend of the mineralized structure. The strings were then used to interpolate local azimuth, dip and dip-direction values into the block model.

To insert grade values as attributes in each block, the ordinary Kriging (OK) interpolation algorithm was used. The grade interpolation procedure was conducted as a series of multiple loops. For a given run, all blocks with local dip and azimuth values that locate within a particular 10°- azimuth/dip window will be interpolated. Each zone was estimated separately such that only samples relating to a given zone/domain was used to interpolate grades into the blocks.

16.9	TOPOGRAPHY, ARTISANAL EXCAVATION AND OXIDE/TRANSITIONAL SUB-MODELS
Additional models were built that allow the insertion of various attributes such as above or below topography, oxide and transition or fresh material, and excavations due to conventional open pit and artisanal mining.

Conventional open pit mining was carried out at Mwendamboko between 1955 and 1961. Detailed survey of the open pit has allowed the depletion of the model due to the open stoping. Field inspection has indicated that artisanal mining has occurred on the high-grade section of the Filon B after the mine closure in1961.  In particular, the Filon ‘B’ mineral resource has been assumed to be completely depleted, attempts to find any extensive depth extensions has not been very successful to date.

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16.10	MINERAL RESOURCE REPORTING
Using the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Mineral Reserves, the mineral resources have been divided intoMeasured,Indicatedand Inferred blocks. The geological knowledge and interpretation, data density data reliability and data quality, and continuity of the mineralization in the areas where adits and drill holeswere heavily developed and drilled respectively, have allowed the resources to be classified with higher confidence. Other criteria include the number of composites used in estimating block grade and variogram models and ranges of the first structure in the multi structure models. In this classification:Indicated Mineral Resources are Kriged model blocks which have been interpolated by data within 40 m in the plane of the structure. Inferred Mineral Resources are 3-D model blocks but lying outside the search area estimated from the variogram calculation and those blocks lying inside the search area which did not have the required number of points used to estimate a block grade. The tables below summarize the current estimated mineral resources (each with an effective date of January 24, 2011) for Namoya using a 0.4 g/t Au cut-off for the individual deposits.

TABLE 16.10-1 - MWENDAMBOKO PROSPECT: MINERAL RESOURCE ESTIMATE USING A 0.4 g/t CUT-OFF

	MEASURED			INDICATED			INFERRED
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
OXIDE	1.52	3.77	0.18	1.73	1.66	0.09	1.20	1.39	0.05
TRANSIT.	1.40	2.21	0.10	1.14	2.61	0.10	0.93	1.22	0.04
FRESH	0	0	0	1.33	2.54	0.11	1.89	2.19	0.13
TOTAL	2.92	3.02	0.28	4.20	2.20	0.30	4.01	1.73	0.22

TABLE 16.10-2 - MUVIRINGU PROSPECT: MINERAL RESOURCE ESTIMATE USING A 0.4 g/t CUT-OFF

	MEASURED			INDICATED			INFERRED
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
OXIDE	0.20	2.46	0.02	0.23	2.10	0.02	0.20	1.35	0.01
TRANSIT.	0	0	0	0.59	1.71	0.03	0.42	1.85	0.02
FRESH	0	0	0	0.73	2.96	0.07	1.10	2.39	0.08
TOTAL	0.20	2.46	0.02	1.55	2.36	0.12	1.72	2.14	0.12

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TABLE 16.10-3 – NAMOYA SUMMIT PROSPECT: MINERAL RESOURCE ESTIMATE USING A 0.4 g/t CUT-OFF

	MEASURED			INDICATED			INFERRED
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
OXIDE	0.32	2.43	0.03	1.64	2.02	0.11	0.86	1.92	0.05
TRANSIT.	0	0	0	0.80	2.60	0.07	0.65	2.53	0.05
FRESH	0	0	0	0.35	2.65	0.03	0.44	1.94	0.03
TOTAL	0.32	2.43	0.03	2.78	2.27	0.20	1.95	2.13	0.13

TABLE 16.10-4 - NAMOYA PROJECT: MINERAL RESOURCE ESTIMATE USING A 0.4 g/t Au CUT-OFF

DEPOSIT	CLASS	TONS (Mt)	GRADE (g/t)	GOLD (Moz)
MWENDAMBOKO	MEASURED	2.92	3.02	0.28
MWENDAMBOKO	INDICATED	4.20	2.20	0.30
MWENDAMBOKO	INFERRED	4.01	1.73	0.22
KAKULA	MEASURED	0.82	2.04	0.05
KAKULA	INDICATED	1.76	2.50	0.14
KAKULA	INFERRED	1.27	1.69	0.07
NAMOYA SUMMIT	MEASURED	0.32	2.43	0.03
NAMOYA SUMMIT	INDICATED	2.78	2.27	0.20
NAMOYA SUMMIT	INFERRED	1.95	2.13	0.13
MURIVINGU	MEASURED	0.20	2.46	0.02
MURIVINGU	INDICATED	1.55	2.36	0.12
MURIVINGU	INFERRED	1.72	2.14	0.12
TOTAL MEASURED		4.27	2.76	0.38
TOTAL INDICATED		10.31	2.29	0.76
TOTAL INFERRED		8.95	1.89	0.54

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17.	OTHER RELEVANT DATA AND INFORMATION

The improving political, social and economic climate as a result of the current democratic dispensation is fostering peace in most parts of the DRC. The international community in establishing the democratic platform achieved significant milestones. These include the following:

➢	December 2002: Peace accord signed between the government and rebel groups;

➢	April 2003: Joseph Kabila is sworn in as interim head of state to preside over a transitional government for a two year period leading to democratic elections in June 2005;

➢	June 2003: New Mining Code implemented with the support of the World Bank andother interested groups;

➢	July 2003: DRC’s total external debt reduced by 80% to US$2 billion;

➢	December 2003: Paris Club pledge US$3.9 billion for the period 2004-2006;

➢	February 2004: Setting up of a unified army integrating former political and other militia groups;

➢	April 2004: Appointment of new governors by the transitional government;

➢	February to November 2004: World Bank, USAID, and IMF increase aid package tosupport economic and social recovery;

➢	November 2004: United Nations (MONUC) increases personnel to 16,700;

➢	April 2005: FDLR agreed to demobilize in eastern DRC;

➢	May 2005: Adoption by parliament of the new constitution;

➢	June 2005: Beginning of electoral process and registration of voters;

➢	February 2006: New constitution ratified in parliament;

➢	Presidential and parliamentary elections were successfully held on July 30, 2006;

➢	Presidential run-off and provincial elections were successfully held on October 29, 2006;

➢	December 6, 2006: Joseph Kabila sworn in as the new president with a five-year mandate;

➢	February 5, 2007: Appointment of new Ministers and Governors completed.

➢
March 2007: Banro’s wholly-owned subsidiary, Banro Congo Mining SARL, was awarded titles for 14 Permis de Researches (PRs) by the Mining Cadastral in the DRC. These new PRs cover 2,638 square kilometres;

➢	February, 2009: DRC Government re-confirms Banro’s mining Convention and titles

➢	August, 2009: The DRC Government gave final ratification of the fiscal arrangements under Banro’s Mining Convention;

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➢	Review of constitutional provision relating to presidential run-off passed by parliament in January 2011;

➢	Second Presidential and Parliamentary elections due in November 2011.

Taking into account the improving political situation, Banro embarked on a plus US$30 million exploration program in 2007 with respect to its Twangiza, Lugushwa, Namoya and Kamituga properties in the DRC.

Gecamines and OKIMO have been actively attempting to improve rapidly declining copper, cobalt and gold production by promoting several ailing mines and associated ore treatment facilities to foreign investors, generally by offering joint venture terms. International mining companies that have acquired mining interests in the Katangan Copperbelt include Freeport (Tenke Fungurume), Metorex (Ruashi-Etoile) and Anvil Mining (Kinsevere). Approximately US$2 billion has been spent at Tenke Fungurume with the mine now in production.

AngloGoldAshanti, Randgold Resources, Banro, Mwana Africa and Loncor Resources Inc. are other foreign companies actively undertaking exploration for gold in the eastern and north-eastern greenstone belts of the DRC. Banro’s Twangiza mine is due to come into production in the last quarter of 2011 while Randgold Resources and Anglogold Ashanti are due to bring their large Kibali deposit (previously owned by Moto Goldmines) into production in 2013.

17.1	MINE STUDY
Banro Corporation (Banro) has requested SRK Consulting (UK) Limited (SRK) to produce a Preliminary Assessment (PA) mining plan study and schedule for the Namoya gold project in the Maniema Province of the Democratic Republic of the Congo (DRC); and as part of this work, for SRK to review the Mineral Resource models produced by Banro.

17.1.1	Pit optimization

17.1.1.1	Introduction
This and subsequent sections of this report address the mining components of the Namoya scoping study and are based upon the block models generated by Banro and the methodology checked and reviewed by SRK.

Conventional open pit, shovel-truck methods will be used for the mining and, after discussion with SENET that the processing rate will be 2.0MTPA of ore throughput. As part of this study four different options were reviewed, whilst Option 1 is regarded as the base case and the subsequent report and cost analysis is based upon this scenario:

➢	Option 1: 2.0MTPA Owner Heap Leach operation for weathered, oxide and transitional materials;

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➢	Option 2: 2.0MTPA Contract Mining Heap Leach operation for above stated materials;

➢	Option 3: 2.0MTPA Owner Heap Leach with an additional 0.5MTPA CIL Plant for treating the better grade oxide (>2.5g/t) oxide and transitional ores;

➢	Option 4: 2.0MTPA Contract Mining Heap Leach with an additional 0.5MTPA CIL Plant.

It has also been assumed that the mining functions of the operation will be carried out in-house by the Banro Mining team, contractors only being used for selected aspects if, and as required.

In general the mining schedule produced has been driven by the following criteria, in order of priority:

➢	Initially, mining the higher grade and lower stripping ratio pits, whilst attempting to maintain a smooth waste stripping programme;

➢	Sequential mining from each pit to substantially recovery the oxide ores for processing at an earlier stage.

SRK has not presented estimates of ore reserves in this report but does, however, consider the depth of study completed to be equivalent to that required to prove the mining assumptions to a pre-feasibility study level and should the study as a whole give positive returns then the Indicated component of the Mineral Resource presented in the previous sections that falls within SRK’s designed pits could be considered as a Probable Ore Reserve.

17.1.1.2	Approach
The open-pit optimisation studies were performed using Whittle/Gemcom Four-X Analyser (Whittle 4X) software package to provide guidance to the potential economic final pit geometries. Whittle 4X compares the estimated value of the individual mining blocks at the pit boundary versus the cost for waste stripping. It establishes the pit walls where the ore revenue and waste stripping cost balance each other, at the breakeven point. The result is that the sum of all the blocks contained within this final pit shell will report a net positive economic value.

The ore / waste tonnages in the Whittle pit were reported on a bench by bench basis and modified to reflect the expected mining conditions these were scheduled to determine the ore production and the waste stripping requirements. The following modifying factors were adopted; mining loss at 5%, dilution at 5% with a 0 g/t grade and 10% increase in the waste volume to reflect the usual conversion from whittle pits to an engineered design.

The Whittle process requires various input data, such as unit costs and other physical parameters. Appropriate unit costs specific to the Namoya operation were provided by the relevant parties and from previous and similar projects undertaken by SRK.

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The following sections describe the methodology and derivation of the initial Whittle input parameters and assumptions.

17.1.1.3	Resource block model
Three separate computer block models, Mwendamboko and Muviringu, Kakula and Namoya Summit were used as the basic resource models for the pit optimisation study.  These resource models were converted to a mining model, using a block size of 10 m N x 10 m E x 5 m depth. The mining model was exported from GEMS to Whittle 4-X.

The specific gravities were extracted from the geological models, but in general averaged the following:

➢	Oxidised Ore: 2.51 t/m3;

➢	Transition ore: 2.62 t/m3;

➢	Fresh ore: 2.74 t/m3;

➢	Waste rock: 2.53 t/m3.

17.1.1.4	Geotechnical
Based on the slope parameters agreed with Banro, the following overall slope angles were used for the preliminary pit optimisation:

➢	General slope angle in oxide material : 40°

➢	General slope angle in transitional material : 50°

➢	General slope angle in fresh material : 55°

17.1.1.5	Cost inputs
Cost inputs parameters were obtained from the “2008 Review” of Namoya; and from other similar projects undertaken by SRK.

For the purpose of the Whittle optimisation, capital costs, depreciation, amortisation and other interest / finance charges have been excluded.

Mining costs
For the pit optimisation analysis, SRK has derived a unit mining cost of US$1.55/t for ore and in addition there is an incremental transport cost of US$0.5c/t for each 10 metre bench below and US$0.40c/t above the pit ramp daylight level. For Contract mining the unit mining costs were US$2.72/t and US$0.90/t and US$0.70/t respectively.

Processing and General Administration Cost
SENET provided the metallurgical processing recovery factors and costs for the different options with regard to the different ore types, and the overall General and Administration (G&A) costs.

A breakdown of these costs is presented in the table below:

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TABLE 17.1-1 – NAMOYA HEAP LEACH OPERATING SUMMARY

PARAMETER	UNIT	OXIDES	TRANSITION
TONNAGE PROCESSED	TPA	2,000,000	2,000,000
RECOVERY	%	86.0	84.0
TOTAL LABOUR COSTS	US$/t	1.79	1.79
OPERATING POWER COSTS	US$/t	3.08	3.08
TOTAL CONSUMABLE COSTS	US$/t	2.92	2.92
MAINTENANCE, PARTS AND SPARES	US$/t	0.24	0.24
PLANT OPERATING COSTS	US$/t	8.03	8.03
GENERAL & ADMINISTRATION COSTS	US$/t	2.76	2.76
ASSAY COSTS	US$/t	0.26	0.26
REFINING COSTS	US$/t	5.00	5.00

TABLE 17.1-2 – NAMOYA CIL PLANT OPERATING SUMMARY

PARAMETER	UNIT	FRESH
TONNAGE PROCESSED	TPA	500,000
RECOVERY	%	90.9
TOTAL LABOUR COSTS	US$/t	1.73
OPERATING POWER COSTS	US$/t	6.50
TOTAL CONSUMABLE COSTS	US$/t	10.82
MAINTENANCE, PARTS AND SPARES	US$/t	0.50
PLANT OPERATING COSTS	US$/t	19.54
GENERAL & ADMINISTRATION COSTS	US$/t	0.00
ASSAY COSTS	US$/t	0.00
REFINING COSTS	US$/t	5.00

Mining factors
In consideration of the geomodelling techniques, the nature of the geological contacts, the grade smoothing incorporated in the resource estimation methodology and the mining equipment selection it was decided that the mining dilution factor be set at 5% (at 0 g/t grade) and mining ore recovery at 95%.

Gold price and royalties
An average gold price of US$1,000/oz was selected by Banro and corresponds to other economic mining studies being undertaken elsewhere in Africa. Sensitivities were created for gold prices of US$900/oz and US$1,100/oz.

Under an agreement with the Government, royalties have been set at 1% of gold price according to information provided by Banro.

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Cut off grade calculations
The cut off Grade was derived calculating the overall cost of producing one tonne of ore divided by the recovered value of the gold contained therein. This was determined for all three ore types and converted to a value of 0.46 g/t oxide,0.67 g/t in the heap leach operation, and 0.74 g/t for the freshrock material through the CIL operation.

All material which falls below the cut off grade is defined as waste, and is transported to surface to the main waste dump. However, within the waste material, there is a further cut off for material, defined as the Marginal cut off grade (MCOG). This material (defined as waste) which carries a grade sufficient to cover the extra cost to lift, load and transport from a low grade stockpile, and the cost of processing with the G&A cost. This MCOG was calculated at a grade of 0.42 g/t for oxides, 0.63 g/t for transition material and 0.69 g/t for the fresh material in the CIL plant.

Whittle results
The results from the pit optimisation, for the parameters and assumptions stated, are shown below, and the base case is highlighted in red.

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TABLE 17.1-3 – NAMOYA PIT OPTIMIZATION RESULTS

PIT SHELL	REVENUE FACTOR	WHITTLE CASH /F	MATERIAL (Kt)	WASTE (Kt)	ORE (Kt)	GRADE (g/t)	STRIP RATIO
30	0.88	494.053	48,255	37,011	11,273	2.44	3.28
31	0.90	494.154	48,488	37,211	11,306	2.44	3.29
32	0.92	494.191	48,640	37,351	11,318	2.44	3.30
33	0.94	494.236	48,814	37,498	11,344	2.43	3.31
34	0.96	494.259	48,975	37,643	11,361	2.43	3.31
35	0.98	494.305	49,551	38,173	11,406	2.43	3.35
36	1.00	494.327	50,455	39,035	11,449	2.43	3.41
37	1.02	494.323	50,566	39,124	11,461	2.42	3.41
38	1.04	494.309	50,716	39,269	11,475	2.42	3.42
39	1.06	494.264	51,004	39,529	11,504	2.42	3.44
40	1.08	494.206	51,354	39,860	11,523	2.42	3.46

The results tabled above reflect the optimization based upon Measured and indicated resources. For the Preliminary Assessment (Scoping study) the Inferred resources (within the pit boundaries) can be declared as are presented in the table below. The lower portion of the Table can be assumed to be equivalent to preliminary reserves, but declared in a Resource terminology, further work between SRK and Banro is required to declare Proven and Probable categories.

TABLE 17.1-4 – DIFFERENCES BETWEEN WHITTLE AND MINE PLAN

CATEGORIES	TYPE	TOTAL (t)	WASTE (t)	ORE (t)	GRADE (g/t)
MEASURED & INDICATED	WHITTLE	50,483,824	39,034,949	11,448,875	2.43
MEASURED, INDICATED & INFERRED	DESIGN	50,388,718	37,125,817	13,262,901	2.41
MEASURED & INDICATED				11,448,875	2.43
INFERRED				1,814,026	2.29

Selection of optimised pit shell
The selection of the optimised final pit was based on the following considerations:

➢	Selling price of gold of US$1,000/oz;

➢	A minimum practical mining width of at least 40m;

Pit shell 36 was selected as the base case.

17.1.2	Production schedule
The scheduling process consists of developing a mine plan that is economically optimum and yet at the same time practical and robust. The process is re-iterative and directed at producing a best fit scenario for excavation of the ore from the three mining areas.The following tablepresents the proposed life of mine schedule for the owner operated heap leach scenario:

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TABLE 17.1-5 - LIFE OF MINE SCHEDULE

MINED			YEARS
PARAMETER	TOTAL	UNIT	1	2	3	4	5	6	7
ORE	13,230	Kt	1,991	2,000	2,000	2,000	2,000	2,000	1,236
	2.29	g/t	2.60	2.23	2.04	2.27	1.95	2.07	3.25
PIT 1	6.942	Kt	1,101	1,106	1,106	1,101	1,101	1,000	425
	2.41	g/t	2.66	2.70	2.20	2.04	1.90	2.27	4.10
PIT 2	2,863	Kt	890	894	693	386	0	0	0
	2.11	g/t	2.52	1.66	1.81	2.73	0	0	0
PIT 3	3,425	Kt	0	0	201	514	899	1,001	810
	2.22	g/t	0	0	1.99	2.41	2.01	1.88	2.81
WASTE	40,600	Kt	3,291	3,757	6,046	7,574	8,855	7,981	3,096
PIT 1	16,972	Kt	2,162	1,866	2,637	3,362	3,381	2,841	723
PIT 2	7,146	Kt	1,130	1,892	2,653	1,472	0	0	0
PIT 3	16,483	Kt	0	0	756	2,740	5,473	5,141	2,373
STRIP RATIO	3.07	t/t	1.65	1.88	3.02	3.79	4.43	3.99	2.51
LOW GRADE	250	Kt	31	50	39	28	43	48	11
GRADE	0.49	g/t	0.42	0.43	0.46	0.54	0.52	0.55	0.61
ORE PROC.	13,479	Kt	1,991	2,000	2,000	2,000	2,000	2,000	1,485
GRADE	2.26	g/t	2.60	2.23	2.04	2.27	1.95	2.07	2.79
RECOVERY	85.4%		86.0	86.0	85.7	85.6	85.3	84.9	84.0
Au oz	836,070	oz	142953	123556	112619	124938	106838	113299	111867

17.1.3	Mining operations

17.1.3.1	Open pit mining methodology
It is envisaged, for purposes of this study that the mining operations will be conducted by Banro, who will be responsible for the site preparation, haul road construction, excavation and haulage of ore to the Run of Mine (RoM) pad and waste to the waste dumps, oversize breakage and equipment maintenance.

The mining operations are based upon the usage of hydraulic excavator and haul truck fleets engaged in conventional open pit mining techniques. The excavators load the excavated material into the haul trucks, with the ore being transported to the heap leach area and the waste to the designated local waste dumps.

Access roads will be developed as required for access into new areas. The main arterial roads will, where necessary be constructed to a minimum 25 m width, including berms and drainage areas.

Many of the planned working areas have existing areas of artisanal workings and are situated on the hill ridges, which may mean that there are limited soil and/or soil making materials available on the site. Where these can be identified, they will be recovered during the pit preparation phase and stockpiled for future use with progressive waste dump and possible pit rehabilitation.

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Pit benches will be developed to conform to the specific excavating equipment, but generally in 5 m or 10 m horizontal lifts. The current study has been developed utilising off highway truck haulage from the working areas directly to either the waste dumps or to the heap leach area.

The majority of the gold mineralisation will be transported to the Run of Mine (ROM) area, and discharged directly into the feed hopper. A ROM stockpile will be available for surcharge materials at the ROM pad area. It is also anticipated that there will be a low grade stockpile (with marginal grade less than the grade cut-off).

All of the waste material from the excavation area will be hauled to external waste dumping, adjacent to the specific operational pit. The total waste to be moved is 41 Mt which approximates to 16 Mbcm in-situ or 20 Mbcm of dumping volume. The method of waste deposition on the dumping areas is dependent upon the access level and location of the dump and this will require further detailed design for each area to account for localised slope angles, water level retention in the fill and installation of drainage channels. A further study is required to investigate the possibility of either creating in-pit dumping areas (which is unlikely) or with backfilling local pits where mining has been completed.

Where possible, end tipping will be utilised and the dump profile will be progressively extended outwards. Generally construction criteria will be followed to ensure a good geotechnical design, which will include deposition over a large tipping front and judicious placement of blocky materials into the base areas of new waste dumps.

Where possible, the practicalities of backfilling areas of the excavated pit will be investigated in order to minimise the transport costs and visual impact on the local environment.

If and where backfilling of mined out areas has been completed and waste dumps are redundant, the area will be profiled into a gentle sloping formation and covered, where possible, with soils or soil forming materials.

To efficiently excavate the in-situ materials could require a significant amount of drilling and blasting to assist fragmentation and subsequent loading. Based upon the information supplied, and general knowledge of similar operations, it has been assumed that approximately 83% of the material will require drilling and blasting.

It has also been assumed that on-site staff at Namoya will also undertake mine planning, mine scheduling, grade control and performance monitoring.

17.1.3.2	Mining equipment requirements
The following discussions are based upon the Heap Leach Owner Operated option, with a 2MTPA processing option for the ore. This is referred to as the Base Case.

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The tables of quantities, life of mine schedules, and other cost tabulations are included as appendices to this report.

General
Mine equipment requirements have been calculated based upon the annual mine production schedule, the mine work schedule and equipment shift production estimates. The size and type of mining equipment is consistent with the size of the project, i.e., annual peak material movements of 11 Mt for the life of mine.

The proposed fleet, as presented in the tables below, is capable of producing the tonnage requirements and the supporting information to satisfy the production requirements for an owner operation are provided in the Appendices.

Due to an opencast mine life of only six and a half years (within which a single unit at worst could accrue 36,000 hrs) there is not a need for a replacement programme for the mining units.

The equipment units and costs have been selected from world renowned manufacturers. Although quotes have not been specifically requested for this project, the capital and transportation costs have been derived from similar projects from the relevant equipment suppliers. Outputs have been derived from generic calculations.

Specific manufacturer’s model numbers for equipment are utilised in this report for the purposes of illustrating size and class of equipment required, and should not be considered as a final recommendation of equipment manufacturers.There is sufficient equipment to perform the following duties:

➢	Construct additional roads, including upgrading of existing haul roads, as needed to support the mining activity;

➢
Mine and transport the ore to the Run of Mine feed hopper or satellite stockpile. Mine and transport the waste material from the excavation areas to the waste storage areas, and includes dozing and dump maintenance;

➢	Re-handle of the ore from the ROM and low grade stockpiles to the feed hopper;

➢	Maintain the entire mine working areas, in-pit haul roads, waste storage areas, stockpiles, satellite stockpiles and external haul roads;

➢	Build and maintain in-pit and on-dump drainage structures.

TABLE 17.1-6 – MINING MAJOR EQUIPMENT REQUIREMENTS

		YEARS
MAJOR EQUIPMENT REQUIRED		1	2	3	4	5	6	7
HYDRAULIC EXCAVATOR	6m3	2	2	2	3	3	3	2
REAR DUMP HAUL TRUCK	100t	4	4	5	7	8	8	6
WHEEL LOADER	6m3	1	1	1	1	1	1	1
TRACK BULLDOZER	30t	2	2	2	2	2	2	2
WHEEL BULLDOZER	40t	1	1	1	1	1	1	1
MOTOR GRADER	20t	1	1	1	1	1	1	1
WATER BOWSER	50t	2	2	2	2	2	2	2

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TABLE 17.1-7 – MINING MINOR EQUIPMENT REQUIREMENTS

		YEARS
MINOR EQUIPMENT REQUIRED		1	2	3	4	5	6	7
HYDRAULIC EXCAVATOR	2m3	1	1	1	1	1	1	1
TRACTOR & TRAILER		1	1	1	1	1	1	1
LIGHT TOWERS		6	6	6	6	6	6	6
FUEL BOWSER		1	1	1	1	1	1	1
LUBRICANT TRUCK		1	1	1	1	1	1	1
TWIN CAB PICKUP TRUCKS		2	2	2	2	2	2	2
SINGLE CAB PICKUP TRUCKS		4	4	4	4	4	4	4
LOWBED TRAILER & ENGINE		1	1	1	1	1	1	1
ROUGH TERRAIN CRANE		1	1	1	1	1	1	1
RAOD WAGON		2	2	2	2	2	2	2
SITE BUS		2	2	2	2	2	2	2
SITE VEHICLE W/ HIAB CRANE		1	1	1	1	1	1	1

Mine work schedule
The table below summarises the working schedule, the scheduled shifts per year and the expected shifts available, accounting for holidays. The mine is initially scheduled to work 365 days per year, less time for holidays and inclement weather. It will operate two shifts per day, twelve hours per shift for 720 available shifts each year for the mine life. A 3 crew roster system will be required to maintain this schedule.

TABLE 17.1-8 – SCHEDULED WORKING PERIODS

		SCHEDULED SHIFTS
MININGYEAR		DAYS	W/END	P/HOL.	WEATHER	DAYS	SHIFTS/D	SHIFTS	CREW
1	JAN	31	0	0	1	30	2	60	3
	FEB	28	0	0	0	28	2	56	3
	MAR	30	0	0	1	29	2	58	3
	APR	31	0	0	2	29	2	58	3
	MAY	31	0	0	0	31	2	62	3
	JUN	30	0	0	0	30	2	60	3
	JUK	31	0	0	2	29	2	58	3
	AUG	31	0	0	1	30	2	60	3
	SEP	30	0	0	2	28	2	56	3

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		SCHEDULED SHIFTS
MININGYEAR		DAYS	W/END	P/HOL.	WEATHER	DAYS	SHIFTS/D	SHIFTS	CREW
	OCT	31	0	0	0	31	2	62	3
	NOV	30	0	0	0	30	2	60	3
	DEC	31	0	0	3	28	2	56	3
2	1	89	0	0	2	87	2	174	3
	2	92	0	0	2	90	2	180	3
	3	92	0	0	5	87	2	174	3
	4	92	0	0	3	89	2	178	3
3		365	0	0	12	353	2	706	3
4		365	0		12	353	2	706	3
5		365	0	0	12	353	2	706	3
6		365	0	0	12	353	2	706	3

Operating time per shift
Operating time per shift represents the actual time during the shift that the equipment is “productively” working. This is equal to total scheduled time less all scheduled and unscheduled delays. The table below presents the operating time per shift for the major mining equipment, and for a 12 hour shift the equipment will operate for 9.0 hours at an overall mining utilisation of 75%.

TABLE 17.1-9 – MAJOR EQUIPMENT SHIFT OPERATING TIME

PARAMETER	UNIT	VALUE
GENERALISED SHIFT TIMES
CALENDAR DAYS	DAYS	365
DAYS PER WEEK	DAYS	7
AVAILABLE DAYS	DAYS	365
HOLIDAYS		5
WEATHER		4
SCHEDULED DAYS	DAYS	356
SHIFTS PER DAY	SHIFTS	2
ANNUAL WORK SHIFTS	SHIFTS	712
HOURS PER DAY	HOURS/DAY	24
SCHEDULED HOURS		8,544
SHIFT BREAKDOWN
OVERALL SHIFT PATTERN	HOURS	12
SHIFT CHANGE	MINUTES/SHIFT	15
LUNCH/COFFEE BREAK	MINUTES/SHIFT	75
FUELING	MINUTES/SHIFT	20

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PARAMETER	UNIT	VALUE
BLASTING	MINUTES/DAY	45
MAXIMUM WORK HOURS PER DAY	HOURS	19.6
	HOURS/SHIFT	9.8
		82%
WORKING EFFICIENCY	MIN/HR	55
		92%
EFFECTIVE WORK HOURS PER SHIFT		9
TOTAL HOURS PER YEAR	8,760
AVAIALBLE HOURS	8,544
MECHANICAL EFFICIENCY	85%	7,262
UTILIZATION	82%	5,926

Operating requirements formula
Productivities per unit (prior to any allowance for mechanical availability and utilisation of availability) were first calculated for all of the major mining equipment, and these were then used to determine the following operating requirements for each year:

➢ Operating Hours	= Required Production / Productivity per unit shift;

➢ Total fleet	= Operating Shifts / available shifts x MA x UA;

➢ Fleet Utilisation	= Operating Shifts / Total fleet x Available Shifts;

➢ Operators	= Total Fleet x Crews x Fleet Utilisation.

MA above refers to the equipment’s mechanical availability, which represents the amount of time averaged over the life of the equipment that the unit is mechanically available to work.

UA refers to the utilisation of available equipment. This is the figure that is varied to reflect the actual hours worked by each unit. It is impossible to fully utilise any unit for 100% of its available time, as time is always lost for other activities such as:

➢	Assigning operators to units;

➢	Sickness;

➢	Industrial problems;

➢	Blasting activities.

The auxiliary equipment such as dozers, graders and water trucks are an essential requirement to the mining operations but typically are never heavily scheduled. The prime excavators have been programmed at a conservative 75% to 85% utilisation.

Major equipment
Mine equipment requirements were calculated to assure sufficient production capacity to meet the mine production schedule. Annualised haul profiles were calculated for each material type (waste and gold mineralisation), utilising the generated whittle bench block plans and the mining schedule. Haul truck productivity was calculated based on a simplistic haul time simulation for each material type and profile.

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Drilling and blasting
SRK has assessed that approximately 86% of the total excavation (46 Mt) may require drilling and blasting.

SRK has assumed for this study that the owner is responsible for all blasting procedures. The management may wish to engage a subcontractor (usually the explosives supplier) who may be responsible for delivering blasting agents to the blastholes, and placing powder in the holes. Mine personnel would charge the holes, place the detonators and boosters and tie in the patterns.

Production drilling has been based on the production forecast, estimated drill factors, and calculated productivities. A paddock or buffer blast pattern should be used, especially within the ore zones, to contain the blast and prevent loss and movement of the mineralised ore. Paddock blasting results in an increased workload from the ancillary equipment, as the contained energy dissipated from the initiation is converted to the “heave” of the material and not to displacement.

For its assessment of the blasting SRK has assumed:-

➢	Powder Factor of 0.35 kg/t in the gold mineralisation and 0.30 kg/t in waste;

➢	Use of an ANFO (mixture of ammonium nitrate and fuel oil) based explosive system;

➢	Mixing of the ammonium nitrate and fuel oil in Preparation Tanks;

➢	Delivery to site and down the hole by a proprietary ANFO mixing truck,

➢	Loading of priming explosive and detonators by manual labour, and firing; and

➢	Preparation of ANFO filled bags for wet ground condition areas.

SRK has assumed bulk blasting techniques, with little selective drilling.

Excavation
There are three mining areas at Namoya, consisting of two separate and one combined area. The project pits vary from 10Mt to 24Mt in size, and with varying haul distances from the processing area (1.2km minimum to 1.4km maximum). Therefore a flexible mining fleet is required to efficiently and economically recover the gold mineralisation.

Without doubt the most flexible mining units are wheel loaders and hydraulic excavators, whilst the cheapest units tend to be electric rope shovels and it is therefore a complex algorithm to determine which the more suitable option is. Briefly, the following are some of the arguments and discussion points:

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➢
Hydraulic shovels are particularly adept where selective mining is required to target identified layers of mineralisation. They have the ability to provide sufficient break-out force to maximise the quantity of free digging of the harder materials and provide good cycle times and equipment utilisation. The technologies are more complex than the rope shovel and require a higher expertise in the maintenance crews. Whilst not as mobile as the wheel loader, the hydraulic shovel has a high degree of flexibility between working faces in the same mining area. A low-bed would be required for major transportation from one excavation to another. Breakout force through the face is very good, and backhoes capable of loading 50t haul trucks in four passes are considered the most appropriate loaders for this operation.

➢
The best operation for an electric rope shovel is mining on wide open benches with a constant dig depth and material i.e. waste benches. They are most effective when minimal major equipment moves are required, and operating in a stable and static operation. Rope shovels due to their pendulum loading action (lower breakout force through the mining face) require looser material to load out, therefore necessitating more drilling and blasting. Bulldozer attendance is required on a fairly regular basis to clean the loading area for truck access;

➢	Rope shovels utilise electrical power, which is much cheaper than diesel, but this requires a sophisticated supply system;

➢
Wheel loaders are the most flexible mining units and can move easily under their own power between working places in the minimum amount of time. The disadvantage is the unit cost which is the highest of the three excavation unit types, due in the main to diesel fuel costs and the requirement for extra blasting. Often a track bulldozer is required to assist the loading operation by pushing the material into the loading path.

For the Namoya operations the hydraulic excavators, preferably in the backhoe configuration have been selected.

Haulage
A fleet of the medium sized excavators and haul trucks, as used in many other equivalent sized mining projects worldwide, is deemed appropriate for the mining conditions and requirements unique to Namoya. The better truck match for the 6m3 excavators is the 50t haul truck with a five pass loading cycle, however at Namoya the larger 100t haul truck has been selected for economy of scale. The 100t haul trucks are renowned for their efficiency, dependability and cost effectiveness in varied climatic and mining conditions over many years operation.

Haul truck productivities were calculated on an annual basis from first principles, and were guided by the following principles:

➢
Generalised haul profile information was generated from mine plan maps. Profiles were determined for the ore and waste, and the general destination on an annual basis, i.e., waste material to an exterior waste dump, ore and low grade ore to run of mine pad and/or stockpile;

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➢	Speed limits were determined for the various phases of haul, and average speeds established for empty and full runs;

➢
The travel time was simulated for each haul profile, adding the fixed and travel times determined the total cycle time. The average trips per shift and shift productivities were compiled for each time period.

Road construction and maintenance
A simple network of haul roads, minor roads, ramps, working areas and waste tipping areas will be maintained to a high standard of road repair by a motor grader and a wheel dozer. The grader will concentrate upon the main arterial haul roads, whilst the wheel dozer, in the main, will clean up the areas around the excavating units and the tipping areas on the waste dumps.

Stockpile management
The wheel loader is the preferred option for the ongoing rehandle from the stockpile to the crusher feed on the Run of Mine pad. In periods of necessity, the loader may be utilised in the excavation areas to assist the production excavators.

Major auxiliary (support) equipment
The major auxiliary equipment refers to the mine units which are not directly responsible for production, but which are scheduled on a regular basis. The primary function of the auxiliary equipment is to support the major production units, and provide safe and clean working areas. Equipment operating requirements, operating cost per shift and personnel requirements were estimated for this equipment.

Equipment types included are:

➢	Track bulldozer;

➢	Wheel dozer;

➢	Motor grader;

➢	Water truck.

The primary duties assigned to the auxiliary equipment are as follows:

➢	Mine development including access roads, temporary service ramps, safety berms, sumps etc;

➢	Waste rock storage and crusher stockpile control. This includes maintaining access to the dumping areas and maintaining travelling surfaces.

Minor auxiliary equipment
This includes all the smaller items of specialised and non-specialised mining equipment required for supporting the mining process, and includes:

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➢	Maintenance vehicles required to servicing and fuel the tracked equipment in the field, i.e., fuel trucks, lubrication and field service trucks, mobile breakdown repair vehicles;

➢	Utility vehicles for transportation of labourers and field operatives around the mine site, and for general supervisor tasks and management;

➢	Specialised mining equipment required in the maintenance area such as mobile cranes, tyre handling equipment, flatbeds for transporting tracked vehicles to the workshops etc;

➢	Mobile lighting plants required to illuminate specific operations or areas of high safety risk during the hours of darkness.

Run of Mine stockpiles
The majority of the ore will be transported to the Run of Mine (ROM) area, and discharged directly into the feed hopper, and an allowance of 15% has been allowed for ore misdirection, haulage congestion and disruptions to the haulage patterns, i.e. non operative crusher time, as presented in the table below.

The low grade stockpile could be fed through the processing plant at the end of the open pit operations,although this has not be taken into account in this study. During this period the wheel loader will utilise twohaul trucks to transport the material, in association with a track and wheel dozer and ancillary equipment.

TABLE 17.1-10 – ALLOCATED STOCKPILE REQUIREMENT

PARAMETER
CRUSHER MECHANICAL EFFICIENCY	85%
STOCKPILE	15%
CRUSHER SHIFTS	2	8	16
MINING SHIFTS	2	10	20
DIFFERENCE	20%		4
COMBINED BEST PRACTICE		15%

17.1.4	Mining infrastructure
The design of the mining facilities has been driven by the need to minimize costs, yet providing substantial support systems for a 7 year mine life. Therefore, rather than one large structure housing the offices, workshops, warehouse and heavy vehicle repair shop, separate structures have been considered allowing each to be sized and constructed to suit their specific needs.

17.1.4.1	Mining offices
A purpose built mining office complex, of approximately 600 m2, will provide offices for the mine management, technicians and support services as well as a lunch room, training room and meeting room.

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The mining changing rooms, kitchen and laundry area is integrated with the processing plant facilities.

17.1.4.2	Maintenance facilities
The maintenance area will consist of three areas:-

➢	Heavy equipment workshop;

➢	Auxiliary equipment workshop, and

➢	Refuelling Centre.

A purpose built building of 540 m2 is required with a five bay configuration:

➢	Three end bays (9 m wide by 12 m long) for servicing of the major mobile equipment, such as the haul trucks, wheel loader and dozer, at least two of the bays to be fitted with inspection pits;

➢	The remaining two bays will utilised for a track dozer repair bay and a combination of machine shop and management offices;

➢	Two central electric overhead cranes are required to traverse the five working bays and capable of lifting 35 t and 10 t;

➢	A 100 mm thick concrete slab will be required under the workshop with a further 30 m extension of a 150 mm thick concrete slab beyond the doors.

Additionally, an auxiliary equipment workshop will be required in close proximity to the main workshop, consisting of a purpose built building of 300 m2, providing four separate working areas for repair work to light vehicles, tyre handling, drill sharpening and an electrical workshop.

The main stores and spares distribution centre is located within the processing plant area.  A separate contained area inside the warehouse will be dedicated (for storage) of special lubricants and greases. In addition, a designated caged area will be provided for flammable products such as solvents and paints.

The repair and maintenance facilities, described earlier, are intended to perform tasks beyond the routine servicing of plant and equipment. Scheduled maintenance and daily servicing practices, computer planned and recorded, are now the norm in mining operations.

Mine fleet servicing, including daily refuelling, lubrication, routine servicing, and tyre management is performed as a normal operational function. Mobile service units attend to the requirements of equipment, such as excavators, drill rigs, bulldozers and other items of fixed plant and equipment. A refuelling centre, which is situated adjacent to the main workshop, is required for the daily and minor servicing of the haul truck fleet and other mobile units.

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17.1.4.3	Explosives storage
The bulk explosives facility will be located away from the mining facilities, at a location to be decided later. Raw materials, such as ammonium nitrate, fuel oil and primary explosives used in the explosive manufacturing process will be brought to site by road, and stored in silos at an explosives facility site until required.

A detonator magazine (20 m long x 5 m wide x 4m high, either of concrete construction or with double brick thickness and surrounded by earthen screening mounds and security fencing) and small industrial explosive magazine (similarly constructed) will be required as separate units situated within close proximity of the main magazine complex, but all within an enclosed security fencing.

17.1.4.4	Mine communication system
Communications in mining projects rarely receives the attention warranted, given that project development can be severely hampered by the provision of inadequate communication facilities. Generally speaking, communications are not a major cost item in terms of overall expenditure.

The provision of communication broadly fall into two categories; those that relate to the provision of external services and are possibly subject to either governmental or regulatory issues and those that pertain to internal or inter mine communications.

An allowance has been made in the mining costs for an adequate supply of hand held and vehicle mounted radio sets. SRK recommends the fitting of in-vehicle radios to all of the hydraulic excavators, drill rigs, graders and wheel loaders, to the majority of the haul trucks and to the service vehicles and supervisors transport.

17.1.4.5	Mine roads
Main haulage routes must be located to minimise haulage cost, and constructed to insure efficient and safe truck travel.

A preliminary main haul road construction programme has been developed as presented in the table below. The main haul road is designed for a minimum width of 25 m, which includes ditching, safety berms, two-way traffic and an ample passing capability. Additional secondary roads will be constructed for minor traffic and interconnections, which will approximate to 40% of the annual major construction programme. Minor haul roads will be approximately 10 m wide.

TABLE 17.1-11 – MAIN HAUL ROAD CONSTRUCTION PROGRAMME

PROGRAMME	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
LEACH PAD	3,200		500
OTHER	1,000
TO DUMP	2,700		500
TOTAL	6,900		1,000

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17.1.4.6	Other infrastructures

Power supply (generation) and distribution
Power will be supplied from the processing area and distributed to the mine facility.

Water supply and distribution
As with the power supply, the source of non potable water is discussed in later section of the report.

Waste management
Solid waste generated from the mine plant site, including ancillary buildings, will primarily be domestic and industrial non-hazardous waste. A comprehensive waste management plan will be developed for the project. Solid waste will include:

➢	Refuse from construction (scrap wood, metal, concrete, etc);

➢	Refuse from the mine (empty drums, packing materials, etc); and

➢	General domestic garbage from the offices and ancillary buildings (paper, refuse food, etc).

Construction debris, inert waste and used tyres will be placed in designated cells and covered within the waste rock dumps. This is an accepted method in the mining industry. Solid domestic and industrial waste from the mine plant facilities will be recycled and re-used in an approved manner, where feasible. Other solid waste will be placed in waste receptacles

17.1.5	Miningmanpower

17.1.5.1	Mininggeneral
The mining personnel include all salaried supervisory and staff working in the mine operations, maintenance, and engineering departments, and the operational labour required to operate and maintain the drilling, blasting, loading, hauling, and mine support activities.

17.1.5.2	Supervisory and technical staff
SRK has generated manpower and staffing requirements from first principles and with knowledge of similar operations in remote conditions.

SRK has included those senior staff and support personnel required to service the Namoya project and the manpower for the mine operations, mine maintenance, mine engineering, mine geology and grade control:

➢	Mine operations include the mine superintendent, general foremen, shift foremen, and equipment trainers, in addition to clerical support;

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➢	Mine maintenance includes the maintenance superintendent, shop foremen, planners, trainers and clerical support staff;

➢	Mine engineering includes the senior mining engineer, short term planner/grade control, surveyors, technicians and clerical support;

➢
Mine geology includes the senior geologist, mine geologist, grade control engineers, and support staff. The mine geologists and grade control officers will handle grade control and blending procedures as well as mapping, updating reserves and exploration drilling.

A minimum of 7 experienced expatriate staff will be required at the beginning of the project namely:

➢	Mine Superintendent;

➢	Maintenance Superintendent;

➢	Chief Mining Engineer;

➢	Senior Geologist;

➢	General Foreman;

➢	Workshop Manager, and

➢	Planning / Drill and Blast.

Significant training may be required due to technical skills shortages, and SRK proposed that a number of experienced expatriate staff would be required during the first two years of operation, especially for the higher level supervisory staff, and further experts to train the local workforce both on the technical mining and maintenance skills.

Banro is committed to training the local and Congolese nationals to run the Namoya mine. Therefore, SRK recommends a shadowing policy whereby a suitable local employee works closely with his expatriate colleague for a minimum of 1 year, learning his skills and attaining the knowledge and confidence to enable him to take full responsibility at the end of this period.

17.1.5.3	Mine operating labour

General
The total mine operatives are presented in the table below and are divided into mine operations, mine maintenance. In addition, the table also presents the senior management (inclusive of the expatriate requirement), and service departments.

Due to the location of the project SRK have allowed for the following in determining the senior staffing levels:

➢	Housing;

➢	Three airline flights per year.

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And for local staff

➢	Housing allowance;

➢	Shift allowance;

➢	Daily food.

Mine operations
The majority of personnel in mine operations are equipment operators, and are calculated and presented in each of the unit equipment requirement tables on an annual basis. The fleet size, number of crews, and fleet utilisation is used to calculate the number of operatives required at any period in time, and is applied for each equipment type. It is assumed that there will be a high level of cross training between the various categories of operations.

Additional mine personnel are assigned to perform the following tasks:

➢	Service crew, who are responsible for the operation of the water trucks, and road construction crews;

➢	Blasting crew, responsible for loading, and stemming the blast holes and initiation;

➢	Labourers, generally an unskilled worker who assists with many of the mine support facilities such as moving pumps and pipes, and general mine clear up.

Mine maintenance
Mine maintenance personnel numbers were calculated based upon a fitter requirement for one operative to either maintain three of the major units or five of the ancillary units in the workshops or further cover on the rotating shifts. General maintenance personnel, (fuel and lubrication operatives, tyre personnel and general labourers, have been included in the total number of personnel.

TABLE 17.1-12 – MANPOWER REQUIREMENTS

		YEARS
CATEGORY	CREWS	1	2	3	4	5	6	7
MINING OPERATORS
DRILLERS	3	3	3	6	6	6	6	3
DRILL ASSISTANTS	3	3	3	6	6	6	6	3
SHOVEL OPERATORS	3	9	9	9	12	12	12	9
TRUCK DRIVERS	3	12	12	15	21	24	24	18
DOZER OPERATORS	3	6	6	6	6	6	6	6
GRADER OPERATORS	3	3	3	3	3	3	3	3
WHEEL LOADER OPERATORS	3	3	3	3	3	3	3	3
WHEEL DOZER OPERATORS	3	3	3	3	3	3	3	3
WATER TRUCK OPERATORS	3	6	6	6	6	6	6	6
SERVICE CREW	3	6	6	6	6	6	6	6

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		YEARS
CATEGORY	CREWS	1	2	3	4	5	6	7
BLASTING GANG	1	4	4	4	4	4	4	2
LABOURERS	3	6	6	6	6	6	6	6
MAINTENANCE
FITTERS – SHIFTS	3	6	6	6	6	6	6	3
FITTER ASSISTANTS	3	3	3	3	3	3	3	3
SERVICE CREWS	3	6	6	6	6	6	6	3
DRIVERS	3	6	6	6	6	6	6	3
CLERK	3	9	9	9	9	9	9	3
FITTERS – WORKSHOPS	1	10	10	12	14	14	14	11
FITTER ASSISTANTS	1	6	6	7	8	8	8	6
WELDERS	1	2	2	2	2	2	2	2
FUEL & LUBE	3	6	6	6	6	6	6	3
TYRE	1	2	2	2	2	2	2	2
DRIVERS	3	6	6	6	6	6	6	6
MAINTENANCE PLANNER	3	3	3	3	3	3	3	3
CLERKS	3	6	6	6	6	6	6	6
LABOURERS	3	6	6	6	6	6	6	6
STAFF
MINE SUPT.		1	1	1	1	1	1	1
MAINTENANCE SUPT.		1	1	1	1	1	1	1
CHIEF MINING ENGINEER		1	1	1	1	1	1	1
GENERAL FOREMAN		1	1	1	1	1	1	1
MINING FOREMAN
SHIFT FOREMAN		3	3	3	3	3	3	3
MINE TRAINER		2	2	2	2	1	1	1
SAFETY OFFICER		1	1	1	1	1	1	1
PIT WORKER		2	2	2	2	2	2	2
WORKSHOP MANAGER		1	1	1	1	1	1	1
WORKSHOP SUPERVISOR		3	3	3	3	3	3	3
LIGHT VEH. SUPERVISOR		1	1	1	1	1	1	1
STORES SUPERVISOR		3	3	3	3	3	3	3
STORES WORKERS		9	9	9	9	9	9	9
SENIOR PLANNING ENGINEER		1	1	1	1	1	1	1
PLANNING ENGINEER		1	1	1	1	1	1	1
SENIOR GEOLOGIST		1	1	1	1	1	1	1
SHIFT GEOLOGIST		3	3	3	3	3	3	3
GEOTECHNICAL ENGINEER		1	1	1	1	1	1	1
SENIOR SURVEYOR		1	1	1	1	1	1	1
SURVEYOR

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		YEARS
CATEGORY	CREWS	1	2	3	4	5	6	7
SURVEY ASSISTANT		2	2	2	2	2	2	2
GRADE CONTROL ENGINEER		1	1	1	1	1	1	1
GRADE CONTROL CREW		6	6	6	6	6	6	6

17.2	PROCESS PLANT DESIGN CRITERIA

17.2.1	Introduction
Based on metallurgical testwork results and assumptions where necessary, the design basis and criteria for the Namoya heap leach process facility was scoped assuming treatment of 2.0MTPA of oxide or transition ore.

The proposed process design criteria consist of the following sections:

➢	Ore characteristics;

➢	Operating schedule;

➢	Production;

➢	Crushing;

➢	Ore stockpiling;

➢	Agglomeration and stacking;

➢	Heap leachpads and ponds;

➢	Gold adsorption;

➢	Cyanide detoxification and storm water control;

➢	Scavenging column;

➢	Acid wash;

➢	Elution;

➢	Electrowinning;

➢	Gold room;

➢	Carbon regeneration;

➢	Reagents services;

➢	Air services;

➢	Water services.

Data used in the process design criteria has been derived from various references listed below.

17.2.2	References
➢	Banro (Owner);

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➢	Metallurgical testwork;

➢	Calculated data;

➢	Vendor data or recommendation;

➢	SENET;

➢	Industry standard or practice;

➢	Engineering handbooks;

➢	Assumptions based on experience;

➢	External consultants.

17.2.3	Design basis inputs
Testwork results were used to characterise the ore and used in the design basis as shown in the table below. Other key testwork results obtained from agglomeration and percolation, compacted permeability and heap leach tests were used in the design basis for the plant and a summary has been included in the table below.

TABLE 17.2-1 - ORE CHARACTERISTICS

		ORE TYPE
ITEM	UNIT	OXIDE	TRANSITIONAL	SOURCE
ORE SOURCE		OPEN PIT	OPEN PIT	OWNER
NOMINAL MAX. SIZE(CRUSH)	mm	800 X 1000	800 X 1000	OWNER
MAXIMUM LUMP SIZE	mm	1,281	1,281	CALCULATED
ORE HEAD GRADE (Au)	g/t	2.04	2.26	OWNER
MOISTURE CONTENT	%	10	10	ASSUMED
SPECIFIC GRAVITY	t/m3	2.54	2.57	TESTWORK
BULK SG (CRUSHED ORE)	t/m3	1.40	1.41	CALCULATED
BOND CRUSHABILITY INDEX	kWh/t	8.8	10.9	TESTWORK
UCS (MIN)	MPa	26.4	24.4	TESTWORK
UCS (MAX)	MPa	230.6	70.7	TESTWORK
BALL MILL WORK INDEX	kWh/t	11.4	10.7	TESTWORK
ABRASION INDEX		0.2422	0.2305	TESTWORK

TABLE 17.2-2–MAJOR TESTWORK OUTCOMES

		ORE TYPE
ITEM	UNIT	OXIDE	TRANSITIONAL	SOURCE
CEMENT ADDITION	kg/t	2	2	TESTWORK
SOLUTION IRRIGATION RATE	l/h/m2	10	10	TESTWORK
SODIUM CYANIDE ADDITION	kg/t	0.56	0.56	TESTWORK
TOTAL LEACH PERIOD	days	168	168	TESTWORK
LAB LEACH DISSOLUTION	%	89	89	TESTWORK
LAB LEACH DISSOLUTION DISC.	%	3	3	RECOMMEND.
PLANT LEACH DISSOLUTION	%	86	84	CALCULATED

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Crushing will be by way of a single stage crushing facility. The overall utilisation has been assumed at 67%, after deducting maintenance and crusher re-lining hours. These assumptions have been based on operational experience from similar plants.

The agglomeration operating schedule has been determined taking into account the projected weekly planned maintenance and 67% utilisation in a 24 hour run.

These parameters were used for the operating schedule basis as shown in the table below.

TABLE 17.2-3 - OPERATING SCHEDULE

		ORE TYPE
ITEM	UNIT	OXIDE	TRANSITIONAL	SOURCE
GENERAL
ANNUAL TONNAGE TREATED	TPA	2,000,000	2,000,000	OWNER
ORE PROCESSING TPM	TPM	166,667	166,667	CALCULATED
CRUSHING
DAYS PER YEAR	days	365	365	OWNER
HOURS PER DAY	hrs	24	24	OWNER
POSSIBLE HOURS PER ANNUM	hrs	8,760	8,760	CALCULATED
UTILISATION		67%	67%	INDUSTRY PRAC.
UTILISED HOURS PER ANNUM		5,869	5,869	CALCULATED
CRUSHING TONS PER HOUR		341	341	CALCULATED
CRUSHER THROUGHPUT		350	350	SENET
AGGLOMERATION & STACKING
POSSIBLE HOURS PER ANNUM	hrs	8,760	8,760	CALCULATED
AVAILABILITY	%	67%	67%	INDUSTRY PRAC.
OPERATING HOURS PER ANNUM	hrs	5,869	5,869	CALCULATED

The proposed mine processing plant production schedule over the life of mine is as follows:

TABLE 17.2-4 - PROCESS PLANT PRODUCTION SCHEDULE

	YEAR
	1	2	3	4	5	6	7	TOTAL
TONS PROC.(t)	1,991	2,000	2,000	2,000	2,001	2,002	1,485	13,479
GRADE (g/t)	2.60	2.23	2.04	2.27	1.95	2.07	2.79	2.26
RECOVERY (%)	86	86	85.7	85.6	85.3	84.9	84	85.4
PRODUCTION (oz)	142,953	123,556	112,619	124,938	106,838	113,299	111,867	836,070

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17.3	PROCESS PLANT DESCRIPTION

17.3.1	Crushing
The ROM ore will be treated via a three stage crushing process to produce a feed to the heap leach of 100% -10mm. The three stage crushing will comprise of a primary jaw crusher followed by a secondary and two tertiary cone crushers. A static grizzly will be installed above the 100m3ROM bin to allow for direct tipping or front-end loader feeding with no risk of oversize material reporting to the primary crusher. A mobile rock breaker will be used to treat the oversize material.

An apron feeder will be installed for the withdrawal of ore from the ROM bin onto a vibrating grizzly feeder to scalp off fines ahead of the primary crusher. A jaw crusher (single toggle) will be used for the purpose of primary crushing as it is easy to operate, easy to maintain and can easily withstand heavily abrasive ores when compared to double toggle jaw crushers. The primary crusher product will be fed directly to the secondary cone crusher. Combined product from the secondary crusher and tertiary crusher will be conveyed to two tertiary bins each equipped with a variable speed pan feeders which will ensure that each of the two tertiary cone crushers are choke-fed.  Material from the tertiary bins will be fed to the tertiary crushers via the tertiary screens. Fine material (< 10mm) will be scalped off and the oversize will gravitate to the tertiary cone crushers.

The tertiary screen undersize and secondary screen bottom deck undersize will be conveyed to an 8 hr live capacity, conical stockpile. Variable speed vibrating pan feeders will be used to reclaim ore from the stockpile onto the agglomeration drum feed conveyor. Each pan feeder will be sized to reclaim the full throughput and one or a combination of the feeders running at reduced speeds will be used to supply ore to the agglomeration drum.

Comminution parameters determined from batch laboratory tests were used as a basis for designing the crushing circuit. Conveyors will be designed to transport the wet equivalent of the rated dry capacity at the design bulk density.

17.3.2	Agglomeration and stacking
An inclined horizontal agglomeration drum will be used to eliminate fines in the ore that would otherwise present permeability problems on the heap leach pad. Cement will be used to bind the fine particles in the ore to produce competent agglomerates. Intermediate or barren solution will be added into the rotating drum to maintain the critical ore moisture required for optimum agglomeration. Provision for cyanide solution to be added to the 60m3 agglomeration water tank has been made.

Pad feeder conveyors (with slewing conveyors in between) will be used to transport the agglomerated ore from the agglomeration drum to an array of grasshopper conveyors. The grasshopper conveyors will feed the transverse conveyor which in turn will feed the stacker feed conveyor and the stacker conveyor. An allowance of 40m stack height will be catered for in the heap leach design and the cells will be designed to have a lift height of 10m.

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A 5 t electric hoist located in the stockpile tunnel will also be useful for maintaining the stockpile pan feeders. Spillage in this area will be pumped from the bund to a concrete spillage dam.

17.3.3	Heap leach
Gold dissolution of the crushed ROM will be achieved via heap leaching. Preliminary heap leach testwork results showed good gold recoveries for the oxide and transition ores. Heap leach was considered as the most feasible option because it has the following advantages over agitation leach:

➢	Low capital and operating costs;

➢	Earlier gold production since there will be no long lead equipment;

➢	Project implementation period shorter.

A leach period per pad of 168 days will be allowed for during normal and high solution flow scenarios. Since the minesite falls within a high rainfall area, wobblers will be used as they encourage evaporation.

Barren solution will be pumped to the oldest cell to produce an intermediate solution which will gravitate to an intermediate pond. The intermediate solution will then be pumped to the cell with the freshest ore, to produce a pregnant leach solution which will gravitate to the pregnant solution pond. The ponds will be arranged such that overflow from the pregnant pond will gravitate into the intermediate pond and solution overflow from the intermediate pond will gravitate into the barren solution pond. Overflow from the barren solution will gravitate into a storm water pond. An anti-scalant will be pumped to the barren, intermediate and pregnant ponds to avoid scale build up in pipes.

17.3.4	Adsorption
A six compartment column will be used for adsorption of gold from solution onto activated carbon. Pregnant solution and activated carbon flow in counter current though the column with eductorsemployed for interstage carbon transfer. Solution flows from one compartment to the other will be via bubble caps to reduce turbulence in the column.

Eluted or activated carbon will first pass over a sieve bend before being added to the column. The excess transport water will return to the carbon transfer water tank.The carbon that may exit the adsorption column will be recovered as the overflow will be passed via two sieve bends prior to it being directed to the barren pond. The sieve oversize (carbon) will be collected in a basket.

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A safety shower will be provided in the adsorption area.  The safety shower will be activated by a foot pedal and will be equipped with an eye bath.Spillage in this area will gravitate from the bund to the barren solution pond.

17.3.5	Cyanide detoxification and storm water control
In cases of high rainfall, run-off from the pads and overflow from the ponds will gravitate into a storm water pond. This excess solution will be pumped to the detoxificationtank to destroyany residual cyanide. The overflow from the scavenging column, after the scavenging process, will also be directed to the detoxification tank. The detoxified solution could then be pumped to the environment. An option to pump this solution to the scavenging column will also be allowed for. Cyanide destruction will be effected via hydrogen peroxide and copper sulphate to remove most of the cyanide in solution. Hydrochloric acid will be used to neutralize the alkaline solution prior to pumping into the environment.

Due to the use of detoxification reagents in this area, a safety shower will be provided for.  The safety shower will be activated by a foot pedal and will be equipped with an eye bath.

17.3.6	Scavenging column
Under normal operating conditions, overflow solution from the barren pond will gravitate into the storm water pond. This solution will be pumped from the storm water pond, using a centrifugal pump on a raft, through a two stage scavenging column. This will allow for any available gold to be recovered prior to returning to the barren pond.  The barren or attritioned carbon will first pass over a sieve bend before being added to the column. The excess transport water will return to the carbon transfer water tank.

The solution will flow from one stage to the other via bubble caps to reduce turbulence in the column. The carbon that may exit the scavenging column will be recovered as the overflow will be passed via a sieve bend prior to it being detoxified or gravitating as return water to the barren pond.  The sieve oversize (carbon) will be collected in a basket.

17.3.7	Acid wash
The acid wash column will be sized to accommodate a 4.5 t batch of loaded carbon.  The design requirement will allowtreating approximately 20 batches per month although this can be increased or reduced depending on plant operating requirements.

Loaded carbon will be received in the acid wash column where it will be acid washed with dilute hydrochloric acid.  The acid wash will be achieved by pumping dilute acid solution (3% HCl) from the acid tank through the acid wash column using the acid wash pump.  A measured amount of concentrated hydrochloric acid will be added directly to the acid wash tank to make up a 3% solution.

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On completion of the acid wash, carbon in the column will be rinsed to remove residual acid. Rinsed carbon will then be hydraulically transferred to the elution column.

Due to the use of acid in this area, a safety shower will be provided in the acid wash area.  The safety shower will be activated by a foot pedal and will be equipped with an eye bath.Spillage in the acid wash area will be contained in a bund with a pump which will pump the spillage to the acid wash tank or to the barren solution pond.

17.3.8	Elution
Based on the carbon loadings and the amount of gold to be produced per month, the number of elutions calculated to 20 per month and a pressure ZADRA elution method will be used to strip gold from the loaded carbon in 4.5t batches. The designed number of elutions per month of 20 is considered to be conservative and will allow for increased number of elutions in the event where peaks in the gold grade to the heap leach circuit will be experienced.

Acid washed carbon will be transferred hydraulically from the acid wash column, into the elution column.  Excess water will be drained at the bottom of the elution column via strainers.

The eluant, which is a 3% caustic solution, will be pumped from the eluant tank to the elution column at a flow rate of 2 bed volumes per hour.

The eluant will be pumped through reclaim and primary heat exchangers to further heat up the eluant in order to achieve required temperature levels of 1200C before entering the elution column.  Once the eluant temperature exiting the primary heat exchanger is about 1200C, it will be directed to the bottom of the elution column.

The solution (eluate) exiting the column will be passed through a reclaim heat exchanger where it will be cooled down by exchanging some of its heat with the eluant. If the temperature of the solution exiting the column is less than 1150C, it will be re-circulated back to the eluant tank. This cycle will be run until the column inlet temperature is about 1200C and the column exit temperature is about 1150C by which time the solution (eluate) exiting the column will be directed to the electrowinning cells after being cooled down to about 900C by contacting with eluant in the reclaim heat exchanger.

The eluant exiting the reclaim heat exchanger will be heated to the required temperature of 1200C by thermic oil in the primary heat exchangers prior to entering the column. The diesel fired elution heaters, will heat up the thermic oil which will be pumped to the primary heat exchanger which will in turn heat up the eluant.Barren solution from the electrowinning cell will gravitate back to the eluant tank.

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The elution cycle will run for about 12 hours, which could be shorter or longer depending on the loaded carbon value.  At the end of the cycle; the column contents will be cooled for a further 2 hours by switching off the thermic oil heaters and allowing the eluant to circulate and cool down until a temperature of 900C is achieved at which time the column will be ready for emptying.

Eluted carbon will then be hydraulically transferred to the regenerated carbon vessel.  The eluant solution will be reused for a number of elutions, typically 4, until the level of contamination becomes unacceptable.  The spent eluant will be drained from the eluant tank into the elution bund from where it will be pumped to the barren pond.  A fresh eluant batch will then be prepared by adding raw water and caustic soda to get 3% NaOH solution.

Provision will be made to clear scale build up on the heaters through the use of phosphoric acid as a descalant.

Due to the use of caustic in this area, safety showers will be provided in the eluant make-up area and close to the elution column.  The safety shower will be activated by a foot pedal and will be equipped with an eye bath.Spillage in the elution area will be contained in a bund that will have a spillage pump which will pump spillage to CIL.

17.3.9	Electrowinning
Once the eluate temperature exiting the elution column reaches 1150C during heating of the column contents, the eluate will then be directed to the electrowinning cell header tank from where the flow will be split to the two electrowinning cells for the recovery of gold.

Gold will be recovered from the eluate solution using slugging type electrowinning cells.  Gold sludge will be deposited on stainless steel wire mesh where it can easily be washed off.

The pregnant solution will be fed just above the floor level of the electrowinning cell and will overflow on the opposite end of the cell. The spent electrolyte will combine in a common header and will gravitate to the eluant tank to complete the closed circuit.

Operation of electrowinning in closed circuit with elution will take place in a period of 12 hours.  The cycle time will vary according to the carbon loadings.

A fume extraction system will be installed to collect potential poisonous and explosive gases evolved during electrowinning from the cells and discharge outside the gold room.

After a number of elution cycles the cathodes will be lifted into the cathode wash tank with the aid of a cathode hoist.  High-pressure wash pump, will be used to remove the gold sludge from the loaded cathodes into the wash tank.  The cleaned out cathodes will be re-cycled for re-use while the collected gold sludge will be drained in the gold sludge tank.

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Due to the use of cyanide and caustic in this area, two safety showers will be provided.  One safety shower will be located close to the electrowinning cells and the other close to the gold room.  Each safety shower will be activated by a foot pedal and will be equipped with an eye bath.Spillage in the electrowinning area will be contained in a bund with a pump which will pump any spillage back to the gold sludge tank or to the barren pond.

17.3.10	Regeneration
Carbon regeneration facility will be designed to treat the entire eluted carbon batch in a period of 45 hours.  The regeneration kiln will be diesel fired.

Carbon will be hydraulically transferred from the elution column into the eluted carbon holding vessel at the end of elution cycle.  The eluted carbon vessel will be fitted with strainers at the bottom to drain off excess water to carbon transfer water tank.

Carbon will be withdrawn from the eluted carbon tank into the diesel fired inclined regeneration kiln at 100kg/hr by the kiln screw feeder.  Excess water, which might not have drained through the kiln, will be drained through a wedge wire screen mounted on the screw feeder.  On entering the kiln, the wet carbon, which still contains about 50% moisture will be dried and heated to the required temperature to promote regeneration.

 The regenerated carbon will be quenched immediately at the kiln discharge by adding water to the carbon quench pan before reaction with atmospheric oxygen can take place. The quenched carbon will be subjected to a wet screening process on a vibrating screen, to remove fines that would have been generated during transportation and regeneration. The screen oversize will gravitate to a transfer vessel where carbon will be hydraulically transferred to the adsorption column and or scavenger column.

A facility to remove fines from virgin carbon will be incorporated into the design. This will be able to attrition virgin carbon in 0.5t batches when required.  The attritioned virgin carbon will be passed through the same wet screen used by the quenched carbon, for the removal of fines.

17.3.11	Calcining & smelting
Decanted gold sludge will be placed in stainless steel calcining trays, which will be loaded into an electric fired calcining oven, operated at 800°C for drying.

The dried sludge once cooled will be mixed with fluxes in a determined ratio.  The gold sludge/flux mix will then be transferred to a smelting crucible which in turn will be placed in the diesel fired smelting furnace operated at 12000C to 14000C.

At the completion of a smelt the molten furnace charge will be poured into cascading bullion moulds mounted on a cascading trolley.  The bullion will collect in the first mould with any excess collected in the second mould while slag will flow and collect in a slag collection crucible.

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The bullion moulds will be allowed to cool and slag at the top manually removed by chipping with a hammer.  A prill drill will be used to take samples from the cleaned bullion bars which will then bestamped before storage in the bullion safe for dispatch.

The slag will be treated through a slag crusher, pulveriser and shaking table. The slag concentrate will be sent back to the furnace and the tailings will be directed to the heap.

A mercury retort package will be allowed for and will include a mercury retort, condensers, mercury trap, vacuum pump and collection sump.

The gold room will be equipped with a self-contained ventilation system.A safety shower will be installed in the gold roomarea. The safety shower will be activated by a foot pedal and is equipped with an eye bath.Spillage from the bunded area will gravitate to the electrowinning bund area.

17.3.12	Reagents
Facilities for mixing, storing and distribution of reagents and consumables will be allowed for in the design. These reagents and consumables will include, cyanide, caustic, cement, copper sulphate, hydrogen peroxide, diesel (for plant use only), hydrochloric acid and smelting fluxes. Reagent consumptions obtained during bench scale laboratory tests were used to estimate the size of the equipment associated with mixing, storage and distribution of most of the reagents.Assumptions taken from industry practice were used for some of the reagent consumptions.

17.3.12.1	Cement
A cement loading and distribution system incorporating a 22t silo, vibrators and a feeder will be supplied as a complete vendor package. Cement will be added via a feederonto the conveyor belt feeding the agglomeration drum. Cement will be delivered in bulk bags to the silo but provision will be made to also transport smaller 50kg bags.

17.3.12.2	Lime
Testwork showed that there would not be a need for lime addition as the addition of cement was sufficient to maintain pH.

17.3.12.3	Cyanide
The cyanide make-up and dosing facility will be designed by taking into account the cyanide usage in the heap.

The required number of 1t bulk bags will be transported from the stores using a forklift and lifted into position above the cyanide tank using an electric hoist.

A cyanide mixer will ensure that the cyanide briquettes are completely dissolved during the make up process.  The cyanide solution from the 5m3 mixing tank will be pumped to a 12.5m3 cyanide storage & dosing tank by a transfer pump.

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Duty and standby cyanide peristaltic pumps will be used to pump cyanide solution into the cyanide ring main where cyanide will be tapped off into the agglomeration water tank.

A safety shower will be provided in the cyanide make up area.

A 5m3 make-up, storage and dosing tank and a peristaltic dosing pump will be allowed for in the heap leach area, close to the barren and intermediate ponds for emergency purposes.

A safety shower will be installed in the cyanide make up and dosing area. The safety shower will be activated by a foot pedal and is equipped with an eye bath.Spillage will be contained in a bunded area with a spillage pump to transferthe cyanide spillage to the make-up tank.

17.3.12.4	Caustic
Caustic usage will be on a batch basis and thus the makeup tanks will also be a dosing & storage tank. Caustic usage will be for acid neutralization and eluant make-up.

The required number of 25kg caustic soda bags will be opened using a bag breaker and the pearls will fall into the caustic tank where the caustic mixer will ensure that the caustic pearls are completely dissolved in raw water during the make up process.  Caustic will be made to 20% solution strength by weight.

Provision has been made for two 1m3 tanks; one in the acid wash are and the other in the elution area.

Centrifugal pumps will be used to intermittently pump caustic solution to the acid wash tank and eluant tank from its respective makeup and dosing tanks.

17.3.12.5	Copper sulphate
Copper Sulphate will be delivered to site in 25kg bags on pallets. The bulk bags will be transported using a fork lift from the storage area to the copper sulphate mixing & dosing area for make up where copper sulphate crystals will be dissolved in batches to a concentration of 20% by weight.

Once delivered to the makeup area, the bags will be directed to a bag breaking system, from where it will be discharged into a covered copper sulphate tank, equipped with a mixer, which will ensure that the crystals will be dissolved completely during the makeup process.

A duty hose pump will be used to pump copper sulphate solution to the detoxification tank.

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17.3.12.6	Hydrogen peroxide
Hydrogen peroxide will be delivered to site in 200 litre drums at a concentration of 60%. A diaphragm pump will be used to transfer the hydrogen peroxide from the drumto a 5m3 storage/dosing tank.  A diaphragm dosing pump will dose the hydrogen peroxide into the detoxification tank.

17.3.12.7	Hydrochloric acid
Design will assume that hydrochloric acid will be delivered in 200 litre drums at a concentration of 33% HCl. This will used to acid wash the loaded carbon and in the neutralisation process during detoxification.

The drums will be shrink-wrapped and palletized for safety reasons and easy storage. When required the palletized hydrochloric acid drums will be transported using a forklift from the storage area to the acid wash area. Acid will be pumped from the drum using drum pumps to the 12m3 acid wash tanks and the 5m3 HCl dosing tank in the detoxification area.

17.3.12.8	Activated carbon
Coconut shell (8x16) activated carbon with high gold adsorption activity and high abrasion resistance properties will be used for the adsorption of gold. The carbon will be delivered in 500kg bags. A consumption rate of 10g/t has been assumed. An attritioning tank will be used to prepare fresh activated carbon.

17.3.12.9	Plant diesel
A 15,000 litre diesel storage tank will be provided and will supply three diesel storage tanks, one servicing the smelting furnace, one for the regeneration kiln and thermic oil heaters and the last tank will service the laboratory. The plant diesel storage tank will have a storage capacity of one month.

17.3.13	Air services
Low pressure air requirements for plant general, workshop and instrument air will be supplied by two screw compressors, one working and one on standby.  Instruments air requirements will pass through an air drier and a second set of air filters before distribution to the rest of the plant.

An independent air compressor, air filters and air receiver will be provided for the ADR plant.

17.3.14	Plant water services
It was assumed that two borehole pumps will supply raw water to the raw water storage dam. Two submersible pumps will be installed in the water storage facility to enable pumping of water to the process and raw water ponds located in the plant.  These pumps will deliver raw water to the process and raw water ponds and will be sized to cater for the commissioning, dry and wet seasons where raw water demands vary significantly.

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A raw water pond located close to the heap leach ponds will be used to supply raw water to the various sections of the plant.

Two dedicated dust suppression pumps will be allowed for. The one water pump will provide water to the primary, secondary and tertiary crushing areas.The other pump will supply water to the water bowsers required for dust suppression for the haul roads and pits.The raw water pond will also supply water to the fire water system using electric and diesel driven pumps.

A safety shower header tank will distribute potable water to each safety shower located in the plant.

17.4	INFRASTRUCTURE AND OTHER SITE SERVICES

17.4.1	Main access roads
The road report indicated that the preferred route to be upgraded will be the N5 to Namoya and not the N2 as previously reported. Provision has been made for the upgrade of the 8m wide gravel wearing coarse road surface, horizontal and vertical re-alignment where required, rehabilitation or addition of pipe or concrete culvert structures and replacement of all major river crossings with steel flat deck structures. Additional water management drainage structures and berms will be constructed to suit the topography and road conditions.

17.4.2	Plant site roads
The internal plant site roads between process plant, accommodation camp and mining pits will be upgraded or newly constructed to allow for 8m wide gravel wearing coarse road surface, horizontal and vertical re-alignment where required and  rehabilitation or addition of pipe or concrete culvert structures.

17.4.3	Security
The mine lease area is not fenced off with a security fence but a single control point on the main road will be allowed for when entering the area. The process plant and associated infrastructure will be fenced off with a 2.1m high security specification fence. Entrance to the process area will be via a (25m²) main entrance gatehouse, with allowance for 2 off 12m² satellite guardhouses within the process area. A central (120m²) security office will be located within the office complex area to monitor all gate and guardhouses.

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17.4.4	Power station & communications

17.4.4.1	General
The power station will consist of 3 off 1 MW high speed diesel generators with 3 off 0.5 MW high speed diesel generators as spinning reserve (peak demand and back up) giving a total installed generator capacity of 4.5 MW. The power plant capacity is based on the following loads:

➢	Installed rated output	-	5,232 kW
➢	Installed spare capacity	-	1,307 kW
➢	Calculated operating load	-	2,706 kW

The 315 kW Tertiary Cone Crushers have the largest motors. The smaller high speed diesel generators have been included to provide the additional generator capacity to allow this 315 kW motor to be started via a soft starter while the rest of the plant is operational.

17.4.5	Communications
Communications on site will be via a satellite telecommunications system. This system will link the process plant, the mining area and the accommodation camps. The office buildings will have an internal local area network installed as part of the communications requirements.

17.4.6	Water supply & distribution

17.4.6.1	Raw water storage &distribution
A raw water storage dam will be constructed in the adjacent river and will accumulate the rainfall from the applicable catchment area. A pontoon and pumping chamber will extract the required water and supply the potable water treatment facility located in the process plant area. Supplement to this facility will be the borehole well-field that will also supply raw water to the accommodation camp.

17.4.6.2	Fire water distribution
There will be an electric and diesel powered fire water pumping system.  The electric powered pump will be used in the event of a fire and the diesel pump will be a backup in case the MCC’s are on fire.  A jockey pump will be provided to maintain the pressure in the fire water header during normal plant runs.

The fire water system will consist of a buried fire water loop and hydrant system at the plant site and ancillary buildings and at the process plant. Hose cabinets will be placed at the fire hydrant locations and the system supplemented with portable fire extinguishers placed within the process facilities.

The fuel depot fire reticulation system is a standalone system that is not connected to the process plant area buildings.

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17.4.6.3	Potable water distribution
Raw water will be supplied and pumped from boreholes to the potable water treatment facility. The treatment facility will be located in the process plant area.

The treatment facility will consist of a raw a raw water tank receiving the water prior to treatment, a containerized unit with a coagulation, settling and filtration process together with disinfection, and plastic storage tanks. The unit will be installed on a raised concrete slab, adjacent to the potable storage water tanks.

The potable water will be pumped from the plastic water storage tanks into the pressurized reticulation system to all applicable buildings and facilities. The pumping system will allow for duty and stand-by pumps.

17.4.7	Sewage collection &treatment
The sewage collection system at the process plant site will consist of a buried gravity collection system from the ancillary facilities to the sewage treatment plant. The collection system will be comprised of buried PVC pipe and concrete manholes.

The treatment facility will consist of a multi chamber unit with aerated processes and bio-media filters. The treatment facility will be located near the office complex but topography and the gravity circuit will govern this location.

The final effluent water will be utilized for irrigation purposes or as requested by the client, and no environmental disposal will be allowed.

17.4.8	Fuel &lubricant storage &distribution
Diesel fuel will be delivered to site by typically 30 t road tankers and will be offloaded into the central fuel farm depot from where it will be distributed to the various areas of use on the mine.

The central and remote fuel depots or storage areas will consist of self-contained storage tanks with attached service pumps. These tanks will be erected on raised concrete slabs. The applicable vehicles will be filled at these tanks or fuel will be piped to the power generation units, both at the camp and the process plant areas.

All oils and lubricants will be delivered to the site in drums. The drums will be stored in a secure fenced off area. The lubricants will be distributed to hose reels in the truck shop service bay with barrel pumps.

17.4.9	Architectural (building)specifications
All buildings will be, unless otherwise stated, prefabricated, modular panel units, with all internal services already installed within the wall panels. The panels are coloured or stained prior to shipment and erection on site.

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17.4.9.1	Plant workshop building
An 800m² process plant workshop will be a steel portal frame structure with side and roof cladding. A 10t electric overhead travelling crane will be installed for maintenance purposes. The 120m² workshop offices will consist of a prefabricated building, located adjacent to the workshop and wash bay. Furniture and fittings have been allowed for the office buildings but no equipment allowance has been included for the workshop.

17.4.9.2	Plant warehouse building
An 800m² process plant warehouse will be located near the plant workshop and will consist of a steel portal frame structure with side and roof cladding. The 120m² warehouse offices will consist of a prefabricated building, located adjacent to the warehouse and laydown yard. Furniture and fittings have been allowed for the office buildings only.

17.4.9.3	Administration building
A 250m² administration building will be a single-storey prefabricated structure. The building will typically accommodate administration personnel, general manager, mine manager, plant superintendent, administration superintendent, chief geologist and chief engineer. This building will be located in a fenced off office complex area, near the process plant area.

17.4.9.4	Metallurgical building
A 120m² metallurgical building will be a single-storey prefabricated structure. The building will typically accommodate plant engineering, metallurgical and certain maintenance personnel. This building can either be located in a fenced off office complex area or within the process area.

17.4.9.5	Clinic building
A 120m² clinic building will be designed depending on the client’s requirements, logistical factors and plant location. This facility will only accommodate stabilization equipment and no specialized surgical equipment. This will be a single-storey prefabricated structure and located within the office complex area.

17.4.9.6	Change house building
A 240m² change house facilitates the shift changing personnel and controls all access into the process area. This building will include for bathrooms, locker and changing rooms and control turnstiles. This will be a single-storey prefabricated structure and located within the office complex area.

17.4.9.7	MCC’s and substation buildings
The 2 off MCC buildings will typically be 72m² in size, with the 120m² substation building located adjacent to ADR MCC. These buildings are single-storey prefabricated structures and will accommodate all the required motor control centre installations, appliances and equipment. There will be transformer bays located at both the MCC buildings.

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17.4.9.8	Site mess facility building
The 120m² site mess facility will be located near the office complex area and will consist of a steel portal frame structure with side and roof cladding. The seating and food preparation areas will be open plan arrangement with locally made furniture utilized where possible. No additional ablution facilities will be located at the structure.

17.4.9.9	Assay Laboratory Building
A 400m² laboratory building will be a single-storey prefabricated structure. The building will be fully equipped and will perform daily analysis of mining and process samples. This building will be located near the process area.

17.4.9.10	Communal ablution building
A 120m² communal ablution facility will be designed depending on the client’s requirements but will allow for both female and male ablution installation. This will be a single-storey prefabricated structure and located within the process plant area.

17.4.9.11	Training office building
A 120m² training office building will be designed depending on the client’s requirements. The building will typically be utilized by training personnel and will consist of open plan room arrangements. This single-story prefabricated building can either be located in a fenced off office complex area or within the process area.

17.4.9.12	Accommodation building
A camp to accommodate up to 100 people will be constructed which will include housing facilities, kitchen & dining facilities, laundry, dedicated water treatment plant, sewage treatment and recreational facilities.

17.5	OPERATING COSTS

17.5.1	Mining operating costs

17.5.1.1	General
Direct mining costs were developed from the equipment requirements and the manpower requirements. The mine operating costs include all the parts, supplies and labour costs associated with mine supervision, operation and maintenance, and is summarised in the tables below.

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TABLE 17.5-1 – MINING ANNUALISED OPERATING COSTS YEAR 1 - 3

			YEARS
ITEM	UNIT	TOTAL	1	2	3
MINING EQUIP. COSTS	US$	65,485,572	7,003,541	7,541,469	8,874,079
DRILLING COSTS	US$	2,782,393	275,114	299,358	415,947
BLASTING COST	US$	11,120,480	1,136,775	1,236,953	1,718,700
CONTINGENCY	%	10%
MINING OPER.COST	US$	87,327,289	9,256,973	9,985,559	12,109,599
LABOUR COST	US$	17,095,498	2,264,997	2,264,997	2,460,372
STAFF COST	US$	18,913,459	2,711,724	2,711,724	2,711,724
VSA	%	12%
TOTAL LABOUR COST	US$	40,330,032	5,573,928	5,573,928	5,792,747
OTHER COSTS	US$	7,503,407	1,044,857	1,066,211	1,157,664
TOTAL OPERATING COST	US$	135,160,727	15,875,759	16,625,698	19,060,010
COST/ ORE TONNE	US$/t	10.22	7.97	$8.31	9.53
OPCOST PER TONNE	US$/t	1.95	2.10	$2.06	1.84

TABLE 17.5-2 – MINING ANNUALISED OPERATING COSTS YEAR 4 - 7

		YEARS
ITEM	UNIT	4	5	6	7
MINING EQUIP. COSTS	US$	10,927,666	12,428,252	12,118,077	6,592,487
DRILLING COSTS	US$	493,834	559,092	514,627	224,421
BLASTING COST	US$	2,040,529	2,310,178	2,126,445	550,900
CONTINGENCY	%	10%
MINING OPER.COST	US$	14,808,232	16,827,275	16,235,064	8,104,588
LABOUR COST	US$	2,632,111	2,711,604	2,711,604	2,049,814
STAFF COST	US$	2,711,724	2,688,854	2,688,854	2,688,854
VSA	%	12%
TOTAL LABOUR COST	US$	5,985,095	6,048,513	6,048.513	5,307,308
OTHER COSTS	US$	1,218,954	1,270,128	1,235,420	510,172
TOTAL OPERATING COST	US$	22,012,280	24,145,916	23,518,997	13,992,068
COST/ ORE TONNE	US$/t	11.00	12.07	11.75	11.27
OPCOST PER TONNE	US$/t	1.85	1.84	1.91	2.32

17.5.1.2	Parts &consumables
The individual equipment costs include diesel fuel, spare parts, lubricants, blasting agents, etc. Parts and consumables are further divided into the following cost sections: -

➢	Blasting supplies;

➢	General Mine;

➢	General Maintenance;

➢	Mine Major Equipment.

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Blasting supplies
Average drill hole spacing and hole diameters for the two basic materials were calculated for drilling. The spacing calculations are based upon the usage of an ANFO based explosive. A powder factor of 0.35 kg/twas estimated for ore and 0.30 kg/t for waste materials. An explosive cost of US$0.42/kg (US$420/t) was extracted from similar projects, and was utilised to develop the add-on costs for initiation and blasting.

Mine major equipment
The supplies required to operate, maintain and repair the major mobile equipment are a significant part of the total mining costs. These costs have been derived from operating costs developed for each type of major equipment which form the drilling, loading, hauling, and auxiliary equipment cost centres. The tablebelow summarises the estimated operating costs per working hour for the major equipment, this does not include operating labour. The costs represent the average direct operating cost over the equipment life.

TABLE 17.5-3 – SUMMARY OF MAJOR EQUIPMENT COSTS

ITEM	HP	FO/HR	LUB/HR	TYR/HR	SP/HR	OTHER	OPEX
HYDRAULIC BACKHOE	600	81,65	14.39	0	33.00		129.04
CAT 777 100t	1,000	84.37	14.39	21.11	39.00		158.87
CAT 988	500	68.04	9.59	5.14	23.40		106.18
CAT D8N	330	52.99	6.33	0	17.70		77.02
CAT 824 DOZER	290	47.36	5.56	9.00	19.60		81.52
CAT 14H GRADER	170	25.91	3.26	5.78	10.50		45.45
CAT 773 WATER BOWSER	640	50.52	12.28	17.27	23.40		103.47
ROC F7 CR	200	27.22	6.71	0	24.10	25.00	58.03

A summary of the parameters and assumptions used to establish the major equipment parts and consumables is as follows:

➢
Estimated diesel fuel cost delivered to the mine was assumed to be US$1.19 per litre. Fuel consumption for each piece of equipment was based on hourly fuel consumption tables. High load factors were used for the loading units and medium for other equipment;

➢	Lubricant costs were derived from previous studies and SRK knowledge. Caterpillar information was utilised to assist in calculating the lubricant consumption rates;

➢	Costs for tyres, drill bits, drill steel and wear parts were taken from recent project studies.

The equipment undercarriage and tyre lives are based upon the assumption that the host rocks will have a medium impact material and moderate in abrasiveness. Proper care and maintenance of the haul roads are also assumed.

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Labour costs
Labour operating costs were derived from the calculated number of mine personnel, and the estimates for labour rates and fringe benefits as presented by Banro in the tablesbelow.

TABLE 17.5-4 – MINING ANNUALISED LABOUR COSTS YEAR 1 - 3

CATEGORY	ANNUAL COST	YEAR 1	YEAR 2	YEAR 3
MINING OPERATORS
COMPLIMENT		64	64	73
SUB-TOTAL	8,466,132	1,036,045	1,036,045	1,183,213
MAINTENANCE
COMPLIMENT		77	77	80
SUB-TOTAL	8,629,366	1,228,953	1,228,953	1,277,159
STAFF
MINE SUPT.	389,906	1	1	1
MAINTENANCE SUPT.	326,082	1	1	1
CHIEF MINING ENG.	271,376	1	1	1
COMPLIMENT		3	3	3
TOTAL	6,911,553	987,365	987,365	987,365
GENERAL FOREMAN	244,024	1	1	1
MINING FOREMAN	207,553
SHIFT FOREMAN	29,672	3	3	3
MINE TRAINER	22,870	2	2	2
SAFETY OFFICER	22,870	1	1	1
PIT WORKER	11,818	2	2	2
COMPLIMENT		9	9	9
TOTAL	2,908,386	425,285	425,285	425,285
WORKSHOP MANAGER	244,024	1	1	1
WORKSHOP SUPERVISOR	31,372	3	3	3
ANCILL. W/SHOP SUPERV.	31,372
LIGHT VEHICLE SUPERV.	31,372	1	1	1
STORES SUPERVISOR	21,272	3	3	3
STORE WORKERS	14,181	9	9	9
COMPLIMENT		17	17	17
TOTAL	3,926,707	560,958	560,958	560,958
SENIOR PLANNING ENG.	207,553	1	1	1
PLANNING ENG.	24,103	1	1	1
SENIOR GEOLOGIST	207,553	1	1	1
SHIFT GEOLOGIST	33,073	3	3	3
GEOTECHNICAL ENG.	33,073	1	1	1
SENIOR SURVEYOR	21,149	1	1	1

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CATEGORY	ANNUAL COST	YEAR 1	YEAR 2	YEAR 3
SURVEYOR	16,919
SURVEY ASSISTANT	16,069	2	2	2
GRADE CONTROL ENG.	16,919	1	1	1
GRADE CONTROL CREW	16,069	6	6	6
COMPLIMENT		17	17	17
TOTAL	5,166,813	738,116	738,116	738,116
VSA	12%
TOTAL LABOUR COST	40,330,032	5,573,928	5,573,928	5,792,747

TABLE 17.5-5 – MINING ANNUALISED LABOUR COSTS YEAR 4 - 7

CATEGORY	YEAR 4	YEAR 5	YEAR 6	YEAR 7
MINING OPERATORS
COMPLIMENT	82	85	85	68
SUB-TOTAL	1,338,033	1,386,239	1,386,239	1,100,319
MAINTENANCE
COMPLIMENT	81	83	83	60
SUB-TOTAL	1,294,078	1,325,365	1,325,365	949,465
STAFF
MINE SUPT.	1	1	1	1
MAINTENANCE SUPT.	1	1	1	1
CHIEF MINING ENG.	1	1	1	1
COMPLIMENT	3	3	3	3
TOTAL	987,365	987,365	987,365	987,365
GENERAL FOREMAN	1	1	1	1
MINING FOREMAN
SHIFT FOREMAN	3	3	3	3
MINE TRAINER	2	1	1	1
SAFETY OFFICER	1	1	1	1
PIT WORKER	2	2	2	2
COMPLIMENT	9	8	8	8
TOTAL	425,285	402,415	402,415	402,415
WORKSHOP MANAGER	1	1	1	1
WORKSHOP SUPERVISOR	3	3	3	3
ANCILL. W/SHOP SUPERV.
LIGHT VEHICLE SUPERV.	1	1	1	1
STORES SUPERVISOR	3	3	3	3
STORE WORKERS	9	9	9	9
COMPLIMENT	17	17	17	17
TOTAL	560,958	560,958	560,958	560,958

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CATEGORY	YEAR 4	YEAR 5	YEAR 6	YEAR 7
SENIOR PLANNING ENG.	1	1	1	1
PLANNING ENG.	1	1	1	1
SENIOR GEOLOGIST	1	1	1	1
SHIFT GEOLOGIST	3	3	3	3
GEOTECHNICAL ENG.	1	1	1	1
SENIOR SURVEYOR	1	1	1	1
SURVEYOR
SURVEY ASSISTANT	2	2	2	2
GRADE CONTROL ENG.	1	1	1	1
GRADE CONTROL CREW	6	6	6	6
COMPLIMENT	17	17	17	17
TOTAL	738,116	738,116	738,116	738,116
VSA
TOTAL LABOUR COST	5,985,095	6,048,513	6,048,513	5,307,308

Othercosts
This constitutes other miscellaneous costs incurred by the mining operations, such as:

➢	Stationary and office consumables;

➢	Electrical consumptions by the mining facilities, and

➢	Grade control costs.

17.5.2	Process plant operating costs
The plant operating costs were compiled from a variety of sources notably:

➢	First principles, where applicable;

➢	Supplier quotations on reagents and consumables;

➢	SENET’s experience.

The major cost elements of the plant where estimates were made were:

➢	Process plant operating labour;

➢	Plant maintenance labour;

➢	Reagents and consumables;

➢	Power;

➢	Maintenance supplies.

Escalation, depreciation and taxation were not taken into account in compiling the operating costs. In addition, no contingencies were allowed for in this stage of the estimate of operating costs as there is moderate level of confidence in the reagent consumptions determined during testwork and the subsequent quotation from the supplier.

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A summary of the operating cost for the process plant is shown below.

TABLE 17.5-6 - SUMMARY OF OPERATING COSTS (HEAP LEACH)

ITEM	UNIT	OXIDES	TRANSITION
TONNAGE PROCESSED	TPA	2,000,000	2,000,000
RECOVERY	%	86	84
TOTAL LABOUR COSTS	US$/t	1.79	1.79
OPERATING POWER COSTS	US$/t	3.08	3.08
TOTAL CONSUMABLE COSTS	US$/t	2.92	2.92
MAINTENANCE PARTS & SPARES	US$/t	0.24	0.24
PLANT OPERATING COSTS	US$/t	8.03	8.03
GENERAL & ADMINISTRATION COSTS	US$/t	2.76	2.76
ASSAY COSTS	US$/t	0.26	0.26
REFINING COSTS	US$/oz	5	5

17.5.3	Plant operating and maintenance labour
This was derived from first principles where the actual labour complement was drawn up and costs associated with each position estimated including payroll burden to cover such items as insurances, medicals and travel in the case of expatriates.

The combined labour costs, plant and maintenance, is estimated to be US$1.79/t.

The G&A labour rate was US$0.98/t of ore processed and was included in the general and administration overall cost.

17.5.4	Process plant reagents and consumables
The plant reagents and consumable costs for oxide and transition were estimated to be US$2.92/t. These were derived through a combination of projected reagent consumptions obtained from test work, first principle calculations and delivered reagent costs. The costs were then calculated, based on the consumptions and delivered cost and are summarized in the table below according to the type of ore being treated.

TABLE 17.5-7 - REAGENTS & CONSUMABLES

		DEL. COST	CONSUMP. (kg/t)		OPEX COST (US$/t)
ITEM	UNIT	US$/unit	OXIDES	TRANS.	OXIDES	TRANS.
JAW CRUSHER LINERS	SET	29,233	0.009	0.009	0.104	0.104
SEC. CRUSHER LINERS	SET	28,205	0.009	0.009	0.052	0.052
TERT. CRUSHER LINERS	SET	11,523	0.009	0.009	0.026	0.026
CYANIDE	T	2,644	0.575	0.575	1.521	1.521
LIME (65% CaO)	T	555	0.000	0.000	0.000	0.000
CEMENT	T	413	2.000	2.000	0.827	0.827
CAUSTIC	T	984	0.023	0.023	0.022	0.022
HCl (33% HCl)	T	792	0.033	0.033	0.026	0.026
CARBON	T	2,837	0.010	0.010	0.028	0.028
PLANT DIESEL	T	1,411	0.220	0.220	0.310	0.310
BORAX	T	2,677	0.001	0.001	0.003	0.003
SILICA	T	1,553	0.0001	0.0001	0.000	0.000
SODIUM NITRATE	T	2,152	0.0003	0.0003	0.001	0.001
SODIUM CARBONATE	T	1,863	0.0003	0.0003	0.001	0.001
MnO2	T	1,763	0.00002	0.00002	0.000	0.000
FLUORSPAR	T	1,648	0.00004	0.00004	0.000	0.000
TOTAL					2.920	2.920

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17.5.5	Power
The source of power to the plant will be by diesel power generation.  SENET determined the operating costs to be US$0.405/kWh. The average continuous monthly power consumption for process plant was determined by taking into account the power rating for each piece of major equipment and the projected running times as outlined in the power draw summary shown below. The power costs were then determined by taking into account the operating costs and the calculated monthly kWh. A power cost of US$3.08/t was calculated for both ore types.

TABLE 17.5-8 - POWER DRAW SUMMARY

PLANT AREA	TOTAL kW INST. (INCL. S/BY)	TOTAL DUTY kW INST. (EXCL. S/BY)	OPERAT POWER FULL PLANT (kW)	OPERAT POWER NO CRUSH (kW)	OPERAT POWER ADR (kW	MONTH RUN HOURS (HRS)	MONTHLY kWh
CRUSHING	1,785	1,759	1,294	0	0	489	632,772
STOCKPILE	61	49	34	34	0	489	16,597
AGGLOMERATION	252	249	172	172	0	489	83,915
STACKING	426	426	323	323	0	489	158,052
HEAP LEACH	827	415	320	320	320	730	233,872
ADSORPTION	0	0	0	0	0	730	0
DETOXIFICATION	22	8	10	10	0	730	7,646
ACID WASH	21	14	8	8	8	350	2,963
ELUTION	44	18	10	10	10	350	3,582
ELECTROWINNING	21	14	10	10	10	350	3,528
REGENERATION	35	20	8	8	8	450	3,674
GOLD ROOM	72	71	36	36	36	40	1,441
CYANIDE	23	19	12	12	0	730	8,820
CEMENT	6	6	3	3	0	730	2,167
DIESEL SERVICES	1	1	0	0	0	350	154
AIR SERVICES	45	23	11	11	11	730	8,191
WATER ABSTRACT.	134	104	41	41	0	730	29,755
RAW WATER	52	34	25	25	25	730	18,274
WATER TREATMENT	11	8	5	5	5	720	3,756
GLAND WATER	0	0	0	0	0	730	0
INFRASTRUCTURE	250	250	100	100	100	504	50,400
TOTAL	4,088	3,487	2,424	1,130	535		1,269,558

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17.5.6	Plant maintenance costs &supplies
Maintenance costs refer to the costs of operating spares and lubricants for the plant.  It has been assumed that the plant will experience a moderate amount of wear and have allowed maintenance costs at an annual cost of 7.5% of the mechanical equipment cost.This equates to a plant maintenance operating cost of US$0.24/t.

17.5.7	0.5MTPA CIL Operating Costs
A summary of the operating cost for the process plant is shown below.

TABLE 17.5-9 - SUMMARY OF OPERATING COSTS – CIL OPTION

ITEM	UNIT	VALUE
TONNAGE PROCESSED	TPA	500,000
RECOVERY	%	90.9
ADDITIONAL PLANT LABOUR	US$/t	1.73
REAGENTS & CONSUMABLES	US$/t	6.50
POWER	US$/t	10.82
MAINTENANCE SUPPLIES	US$/t	0.50
PLANT OPERATING COSTS	US$/t	19.54
GENERAL & ADMINISTRATION COSTS	US$/t	0.00
ASSAY COSTS	US$/t	0.00
REFINING COSTS	US$/oz	5.00

17.5.8	Assay costs
These have been assumed at US$525,000 per annum which will cover all costs including grade control samples.  This assumes that laboratory facilities will be owner operated.

17.5.9	General andadministration Costs
G & A costs makes provision for administration labour; which has been derived from first principles and a range of other costs associated with administration such as camp costs, community affairs, office supplies, telephones, computers, safety supplies, clinic supplies, vehicles, insurance, head office etc. This calculates to a G & A cost of US$2.76/t. A summary of the cost breakdown is shown in the table below.

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TABLE 17.5-10 - GENERAL & ADMINISTRATION COST SUMMARY

ITEM	MONTHLY (US$)	ANNUAL (US$)
GENERAL & ADMINISTRATION SALARIES	163,050	1,956,602
STAFF CAMP FOOD/CLEANING	60,000	720,000
COMMUNICATION	9,276	111,311
COMMUNITY AFFAIRS	30,000	360,000
COURIERS	3,700	44,400
INSURANCES	33,000	396,000
LICENSE FEES FOR SOFTWARE	500	6,000
COMPUTER HARDWARE UPDATE	500	6,000
GENERAL AND SUNDRY	10,000	120,000
CONSULTANT FEES	500	6,000
ACCOUNTING TAX AUDIT & LEGAL	10,000	120,000
BUILDING MAINTENANCE	9,000	108,000
VEHICLE COST (MAINTENANCE & FUEL)	9,701	116,410
BUKAVU OFFICE COSTS	12,000	144,000
SUPPLIES & SPARE PARTS
ADMINISTRATION	2,000	24,000
SITE GENERAL MAINTENANCE	11,667	140,000
HSE COSTS – PPE	27,000	324,000
SECURITY	12,000	144,000
TRAVEL & ACCOMMODATION
LOCAL CHARTER	13,600	163,200
CORPORATE TRAVEL	10,000	120,000
ADDITIONAL CAMP VISITORS COST	500	6,000
ENVIRONMENTAL
ENVIRONMENTAL COSTS	32,000	384,000
TOTAL	459,994	5,519,923

17.6	CAPITAL COSTS

17.6.1	Introduction
As part of the preliminary assessment, capital costs were estimated for the Namoya project and are summarized in this section.  Capital costs were estimated by a number of independent consultants including:

➢	SRK Consulting (Mining);

➢	SENET (Plant, Infrastructure and Site Services).

These capital costs do not take into account ongoing exploration, feasibility studies, financing&interest costs or contractors fees.

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17.6.2	Capital cost summary

TABLE 17.6-1 - CAPITAL COST SUMMARY – HEAP LEACH OPTION

ITEM	INSTALLED (US$)	CONTIN. (%)	TOTAL (US$)
PROCESS PLANT DIRECT COSTS
MACHINERY & EQUIPMENT	6,999,179	10	7,699,097
EARTHWORKS	2,804,311	20	3,365,173
CIVILS	2,760,350	20	3,312,420
PLATEWORK	691,950	15	795,742
STRUCTURAL STEEL	3,305 214	15	3,800,996
PIPING & VALVES	432,116	15	496,933
ELECTRICAL & INSTRUMENTATION	2,099,754	15	2,414,717
HEAP LEACH – AGGLOM.& STACKING EQUIPMENT	8,135,033	15	9,355,288
HEAP LEACH – PADS & PONDS STARTUP COSTS	5,757,698	20	6,909,238
TRANSPORTATION	4,696,835	20	5,636,202
SUBTOTAL	37,682,439	6,103,367	43,785,806

INFRASTRUCTURE COSTS
DIESEL POWER PLANT	2,032,309	15	2,337 155
FUAL TANK FARM	1,112,852	15	1,279 780
MOBILE CRUSHING FACILITY (AGGREGATE)	639,467	10	703,413
EXPLORATION CAMP UPGRADE	245,076	15	281,838
LABORATORY EQUIPMENT	818,769	15	941,584
MINE VILLAGE CAMP (100 PEOPLE)	1,302,907	15	1,498,343
INFRASTR. PLANT BUILDINGS (INCLUDING LAB.)	2,235,698	15	2,571,053
OFFSITE INFRASTRUCTURE – MAIN ACCESS ROADS	8,833,501	20	10,600,201
INPLANT ROADS	520,953	15	599,096
WATER SUPPLY	1,512,009	15	1,738,810
COMMUNICATIONS	136,528	15	157,007
VEHICLES	744,230	15	855,865
MOBILE PLANT	1,124,966	15	1,293,711
CONSTRUCTION FACILITY	250,000	15	287,500
CONSTRUCTION TOOLS	751,823	15	864,596
TRANSPORTATION	1,200,000	20	1,440,000
SUBTOTAL	23,461,087	3,988,865	27,449,952

PLANT PRE-PRODUCTION
FIRST FILLS PLANT REAGENTS & CONSUMABLES	98,033	15	112,738
DIESEL FIRST FILL	689,425	15	792,839
SPARES	161,713	15	185,970

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ITEM	INSTALLED (US$)	CONTIN. (%)	TOTAL (US$)
SUBTOTAL	949,171	142,376	1,091,547

OTHER
INSURANCES	536,401	10	590,041
ADMINISTRATION TAX	1,426,585	0	1,426,585
VENDOR SERVICES	104,988	15	120,736
SUBTOTAL	2,067,973	69,388	2,067,973

MANAGEMENT COSTS
EPCM1	9,546,082	10	10,500,690
RESETTLEMENT COSTS	4,153,750	15	4,776,813
OWNERS PRE-PRODUCTION COSTS	3,039,993	15	3,495,991
WORKING CAPITAL	5,187,663	15	5,965,813
SUBTOTAL	21,927,488		24,739,307

TOTAL PLANT AND INFRASTRUCTURE	86,088,158	13,115,814	99,203,973

SUSTAINING CAPITAL
SUSTAINING CAPITAL – PADS & PONDS			4,389,291
HEAP LEACH CLOSURE COSTS			2,276,000
SUBTOTAL			6,665,291
EPCM costs does not include contractors’ fee (profit & overhead).

17.6.2.1	Estimate accuracy
The accuracy of the capital estimate is expected to be within ±30%, which is consistent with the accuracy associated with a preliminary economic assessment.

17.6.3	Basis of estimate – Mining

17.6.3.1	General
Capital costs as presented have been separately developed for the mining operation:

➢	Initial Capital;

➢	Sustaining Capital;

➢	Mine Closure Costs.

Initial capital is defined as the monies required during the first period of operation i.e. during the Year 1 and 2.  Any major capital expenditure occurring beyond the initial period, and including the purchase of new equipment for the underground operations has been defined as deferred capital and is included in the ongoing capital costs.

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TABLE 17.6-2 – MINING CAPITAL EXPENDITURE YEARS 1-4

ITEM	TOTAL	1	2	3	4
INITIAL CAPEX	15,266,992	15,087,345	178,648
SUSTAINING CAPEX	6,433,803			2,490,074	2,629,153
REPLACEMENT CAPEX
FACILITIES	1,818,496	1,363,872	454,624
HAUL ROAD CONSTRUCT.	1,959,200	1,711,200		248,000
REHAB & CLOSURE	2,000,000
TOTAL CAPEX	27,477,491	18,162,417	633,272	2,738,074	2,629,153

TABLE 17.6-3 – MINING CAPITAL EXPENDITURE YEARS 5-8

ITEM	5	6	7	8
INITIAL CAPEX
SUSTAINING CAPEX	1,314,576
REPLACEMENT CAPEX
FACILITIES
HAUL ROAD CONSTRUCT.
REHAB & CLOSURE			1,000,000	1,000,000
TOTAL CAPEX	1,314,576		1,000,000	1,000,000

17.6.3.2	Initial capital
This section describes the estimate for initial monies required for the mine mobile equipment and associated infrastructure requirements during the life of the operation.

The mine equipment list was used to develop the capital cost for the mine mobile equipment. Equipment replacements are included as necessary throughout the project life.

The majority of quotes for the major mining units are based on prior knowledge and budget pricing. Unit costs for the mine support equipment were derived from a combination of manufacturer’s quotes and updated data available from current sources.

An initial spares holding was estimated at 5% of the major mine equipment, and additionally a 5% administration fee has been included for foreign imports to the DRC. Thereafter, ongoing spares are included in the operating costs for each individual unit.

17.6.3.3	Ongoing capital
Due to the relatively short life of mine it is envisaged that no major or ancillary units will require replacement during the completion of works. The replacement of minor support equipment is estimated on the useful life in years rather than on an accumulated hourly basis.

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17.6.4	Basis of estimate – Process Plant & Infrastructure
The estimate has been prepared based on the work break down structure and following methods used:

17.6.4.1	Plant mechanical equipment
All plant major equipment sizes were determined from process design information and calculated mass balances, and costs were obtained by using a single check price from SENET’s approved vendor list.

17.6.4.2	Process plant earthworks and civil works
Material take-off quantities were estimated from similar sized projects undertaken by SENET. Updated unit rates, obtained from other projects in Africa were applied to determine civil costs. Installation costs were based on in-house rates used on another Banro project executed by SENET.

17.6.4.3	Structural steel
Material take-off quantities were estimated from similar sized projects undertaken by SENET. Updated unit rates, obtained from global steel fabricators were applied to determine structural steel supply costs. Installation costs were based on in-house rates used on another Banro project executed by SENET.

17.6.4.4	Piping
A material take-off for the piping in the heap leach area was developed, and priced using quotations from a vendor on SENET’s approved vendor list. The remainder of the plant piping in the ADR area was factored as a percentage of mechanical equipment.

17.6.4.5	Electrical and instrumentation
Supply costs for electrical and instrumentation components were factored as a percentage of cost of mechanical equipment. The factors were derived from similar projects and studies executed by SENET.

17.6.4.6	Spares
A factor of 3% of the crushing area mechanical equipment costs were used as an allowance for spares.

17.6.4.7	Installation costs
Discipline installation costs were factored as a percentage of supply cost. The factors were derived from similar projects and studies executed by SENET.

17.6.4.8	Transportation
Transport was factored as a percentage of the cost of equipment and commodities that would require shipping & transport to site. These factors were derived from SENET’s experience with logistics into the DRC.

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17.6.4.9	First fills
Supply was factored as a percentage of cost of mechanical equipment.

17.6.4.10	Vendor services
The cost for vendor services includes all items where the presence of vendors is required during the construction phase in order for guarantees to be honoured. It also includes items where construction supervision is required, specifically on the installation of the mills.The Price was factored as a percentage of cost of mechanical equipment.

17.6.4.11	Power plant
The power generation facility was specified from the total installed power requirement, and taking into account variable loads at different operational modes. The cost for the power generation equipment was obtained from vendors on the SENET approved vendor list.

17.6.4.12	Camp/accommodation village
The accommodation camp cost estimate is based on a 100 man expatriate and senior staff requirement and will be situated adjacent to the existing exploration camp. All structures and building in the camp will be prefabricated and modular panel designs and internal services will be incorporated into the panels prior to erection. Treatment facilities and infrastructure services were priced utilising current and recent designs and pricing.

17.6.4.13	Site buildings
The process plant office complex and associated buildings’ cost estimate is based on the same principles as the accommodation camp. The workshop and warehouse structures will be steel clad designs and pricing based on recent designs and projects.

17.6.4.14	Contingency
A contingency has been included and calculation based on previous studies where SENET has been involved. Different percentages have been applied to the various areas of the estimate, and relates to the level of detail applied to each aspect of the capital cost estimate.

17.6.4.15	Owners’ preproduction costs
These were derived by estimating costs associated with Banro's costs during the construction period.  These costs include pre-production build up in personnel during the construction phase, consultants, airfares, security, compensation, Bukavu office, community relations and environmental compliance.

17.6.4.16	Sustaining capital
Due to the relatively short life of mine it is envisaged that no major or ancillary units will require replacement during the completion of works. The replacement of minor support equipment is estimated on the useful life in years rather than on an accumulated hourly basis.  Estimates for sustaining capital catered for the purchase of new mining equipment for underground operations, tailings upgrade, rehabilitation and closure costs.

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17.6.5	Exclusions
The costs associated with/resulting from the following activities/issues were not included in the estimate:

➢	Scope changes;

➢	Escalation beyond the 4thquarter of 2010;

➢	Financing costs or interest during construction;

➢	Schedule delays such as those caused by labour disputes & environmental permitting activities;

➢	Geotechnical/Ground conditions significantly at variance to those assumed due to the lack of in-situ geotechnical information;

➢	Taxes and duties;

➢	Permits;

➢	Sunk costs;

➢	Currency fluctuations;

➢	Force majeure;

➢	Import duties;

➢	Extensional exploration;

➢	Completion of feasibility study to a “Bankable” level;

➢	Further study work prior to the start of basic engineering;

➢	Existing environmental liabilities – i.e. damage resulting from artisanal activities;

➢	Flora and fauna search & rescue;

➢	Spoil site and borrow area opening and rehabilitation;

➢	Detoxification facilities to plant pollution control dam, waste rock dump dams and tailings facility detoxification pond;

➢	Landfill sites to the mine village and process plant;

➢	Pit water settlement dams;

➢	Environmental impacts of required access roads, hydroelectric power facility and associated power lines.

17.6.6	Escalation
No escalation has been allowed for in the estimate. EPCM contractor’s rates reflect rates expected in 4thquarter of 2010.

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17.7	ECONOMIC MODEL AND FINANCIAL ANALYSIS

17.7.1	Introduction
As part of the preliminary assessment, cash flow economic valuation models were undertaken for the Namoya project based on the in-pit mineral resources (indicated and inferred mineral resources) and mine and plant processing schedules with associated capital and operating costs.

The financial analysis takes into account the favourable fiscal aspects of the mining convention governing the Namoya project, which includes 100% equity interest, an administrative tax of 5% for the importation of plant, machinery and consumables, a 1% royalty on gold sales, a 4% community net profits tax and a 10 year tax holiday from the start of production.

17.7.2	Model assumptions
The assumptions used in the financial analysis are given in the table below.  The initial capital costs are inclusive of contingency.

TABLE 17.7-1 - FINANCIAL MODEL ASSUMPTIONS

PARAMETER	UNIT	ASSUMPTION
REVENUE
PLANT THROUGHPUT	TONS/annum	2,000,000
GOLD PRICE	US$/oz	1,100
DISCOUNT RATE	%	10
FUEL PRICE
DIESEL	US$/liter	1.199
FISCAL
TAX FREE HOLIDAY	years	10
TAX RATE (YEAR 1 – 10)%		0
TAX YEAR (BEYOND YEAR 10)%		30
ROYALTY (GOVERNMENT) - % OF ROYALTY	%	1
COMMUNITIES PROFIT TAX	%	4
CONVERSION FACTORS
KILOGRAMS TO OUNCES	kg/troy oz	32.1505
DIESEL FUEL DENSITY	t/m3	0.85
EXCHANGE RATE	ZAR : US$	7.496251874
OTHER
REFINING CHARGES, DORE TRANSPORT & INSURANCE	US$/oz	5.00
PERCENT OF CAPITAL EXPENDITURE (YEAR 2011)%		40
WORKING CAPITAL	US$	5,965,813

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17.7.3	Financial analysis results
The preliminary economic assessment has produced a cash flow valuation model for the Namoya project based on the geological and engineering work completed to date.

The base case was developed using a long-term gold price of US$1,100 per ounce and a 10% discount rate. The financial model also reflects the favourable fiscal aspects of the mining convention governing Banro projects, which include 100% equity interest and a 10 year tax holiday from the start of production. Calculated sensitivities show the significant upside leverage to gold prices and the robust nature of the projected economics to operating assumptions.

TABLE 17.7-2 - FINANCIAL ANALYSIS RESULTS – HEAP LEACH OWNER OPERATED

ITEM	UNIT	VALUE
LIFE OF MINE GOLD PRODUCTION	oz	836,070
PRODUCTION PERIOD	years	6.74
ANNUAL GOLD PRODUCTION (LOM)	oz	124,053
LIFE OF MINE DIRECT OPERATING COSTS	US$/oz	343
LIFE OF MINE TOTAL CASH OPERATING COSTS	US$/oz	359
TOTAL CAPITAL COSTS	US$/oz	159
TOTAL PRODUCTION COSTS	US$/oz	518
POST-TAX NET PRESENT VALUE	US$’000	270
INTERNAL RATE OF RETURN	%	62.6
UNDISCOUNTED PAYBACK PERIOD	years	1.01
NET CASH FLOW AFTER TAX & CAPEX	US$ (‘000)	471.90

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17.7.4	Project life cash flow

TABLE 17.7-3 - CASH FLOW SUMMARY

	UNIT	TOTAL	P	1	2	3	4	5	6	7
GOLD PRODUCTION	Oz	836,070		142 953	123 556	112 619	124 938	106 838	113 299	111 867
GOLD PRICE	US$/oz	1,100		1100	1100	1100	1100	1100	1100	1100
REVENUE	US$’000	919,677		157 248	135 912	123 881	137 432	117 521	124 629	123 054
OPERATING COSTS
MINING	US$’000	135,161		15 876	16 626	19 060	22 012	24 146	23 519	13 922
PLANT	US$’000	109,205		16 009	16 068	16 066	16 069	16 068	16 073	12 852
G&A + ADMINISTRATION	US$’000	42,314		6 045	6 045	6 045	6 045	6 045	6 045	6 045
TOTAL OPEX (DIRECT)	US$’000	286,680		37 930	38 738	41 171	44 127	46 259	45 637	32 819
ROYALTIES & REFINING
GOVERNMENT ROYALTIES	US$’000	9,197		1 572	1 359	1 239	1 374	1 175	1 246	1 231
REFINING CHARGES	US$/oz	5.00		5.00	5.00	5.00	5.00	5.00	5.00	5.00
REFINING CHARGES	US$’000	4,180		715	618	563	625	534	566	559
TOTAL CASH COSTS	US$’000	300,057		40 217	40 715	42 973	46 126	47 968	47 450	34 609
TOTAL CASH COSTS	US$/oz	359		281	330	382	369	449	419	309
AFTER TAX CASHFLOW
OPERATING BENEFIT	US$’000	619,620		117 031	95 196	80 908	91 307	69 553	77 179	88 445
INITIAL CAPEX	US$’000	(118,248)	(118,248)	0	0	0	0	0	0	0
SUSTAINING CAPITAL	US$’000	(15,099)		0	0	(6 879)	(2 629)	(1 315)	0	(4 276)
RETURN ON WORKING CAP.	US$’000	5,966		0	0	0	0	0	0	5 966
PROFIT BEFORE TAX	US$’000	471,897	(118,248)	117 031	91 389	70 793	85 025	65 456	74 092	86 359
DEPRECIATION	US$’000	0		0	0	0	0	0	0	0
TAXABLE INCOME	US$’000	0		0	0	0	0	0	0	0
TAX RATE	%			0%	0%	0%	0%	0%	0%	0%
TAX	US$’000	0		0	0	0	0	0	0	0
AFTER TAX PROFIT	US$’000	471,897	(118,248)	117 031	91 389	70 793	85 025	65 456	74 092	86 359
UNDISC. CUM. CASH	(US$’000)		(118,248)	(1 217)	90 172	160 964	245 990	311 446	385 538	471 897
DISCOUNT RATE	%	10
DISC. CASHAFTER TAX		269,986	(111,798)	96 720	68 662	48 352	52 794	36 948	38 021	40 287
CUM. DISC. CASH. AFTER TAX			(111,798)	(15 078)	53 583	101 936	154 730	191 678	229 699	269 986

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17.7.5	Sensitivity analysis
A sensitivity analysis was performed on the after tax profits by varying the major key variables of the base case cashflow and each sensitivity was performed independent of the other.The results of the sensitivities are summarized inthe tables below.

TABLE 17.7-4 - GOLD PRICE SENSITIVITY

	IRR	NET PRESENT VALUE (US$ ‘000)
GOLD PRICE (US$/oz)%		0% DISCOUNT	5% DISCOUNT	10% DISCOUNT	15% DISCOUNT
$500	-7.1%	-29 746	-42 701	-51 676	-57 995
$600	10.5%	53 861	23 589	1 934	-13 876
$700	23.8%	137 468	89 879	55 545	30 243
$800	34.9%	221 075	156 168	109 155	74 362
$900	44.9%	304 682	222 458	162 765	118 482
$1 000	54.1%	388 290	288 748	216 376	162 601
$1 100	62.6%	471 897	355 038	269 986	206 720
$1 200	70.6%	555 504	421 328	323 596	250 839
$1 300	78.3%	639 111	487 618	377 207	294 958
$1 400	85.6%	722 718	553 908	430 817	339 077
$1 500	92.7%	806 325	620 198	484 427	383 196
$1 600	99.5%	889 932	686 487	538 038	427 315

TABLE 17.7-5 - CAPEX SENSITIVITY

	IRR	NET PRESENT VALUE (US$ ‘000)
CAPEX (% VAR)%		0% DISCOUNT	5% DISCOUNT	10% DISCOUNT	15% DISCOUNT
-30%	87.7%	511 901	392 977	306 246	241 580
-25%	82.4%	505 233	386 654	300 202	235 770
-20%	77.6%	498 566	380 331	294 159	229 960
-15%	73.3%	491 899	374 008	288 116	224 150
-10%	69.4%	485 231	367 684	282 073	218 340
-5%	65.9%	478 564	361 361	276 029	212 530
0%	62.6%	471 897	355 038	269 986	206 720
5%	59.6%	465 229	348 715	263 943	200 910
10%	56.8%	458 562	342 392	257 899	195 100
15%	54.2%	451 894	336 068	251 856	189 290
20%	51.8%	445 227	329 745	245 813	183 480
25%	49.5%	438 560	323 422	239 770	177 670

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TABLE 17.7-6 - OPEX CHANGE

OPEX	IRR	NET PRESENT VALUE (US$ ‘000)
(% VAR)%		0% DISCOUNT	5% DISCOUNT	10% DISCOUNT	15% DISCOUNT
-30%	70.4%	561 914	425 863	326 803	253 092
-25%	69.1%	546 911	414 059	317 333	245 363
-20%	67.9%	531 908	402 255	307 864	237 634
-15%	66.6%	516 905	390 451	298 394	229 906
-10%	65.3%	501 902	378 647	288 925	222 177
-5%	63.9%	486 899	366 842	279 455	214 448
0%	62.6%	471 897	355 038	269 986	206 720
5%	61.2%	456 894	343 234	260 516	198 991
10%	59.8%	441 891	331 430	251 047	191 263
15%	58.4%	426 888	319 625	241 577	183 534
20%	57.0%	411 885	307 821	232 108	175 805
25%	55.6%	396 882	296 017	222 639	168 077

When ranked, the sensitivity analysis indicates that the project is most sensitive to gold price followed by operating costs and then capital costs.

17.7.6	Other scoping scenarios
Scoping project economics and financial analysis were also run on a number of other scenarios with the following results:

TABLE 17.7-7 - FINANCIAL ANALYSIS SUMMARY - OTHER SCOPING SCENARIOS

FINANCIAL SUMMARY		H L ONLY CONTRACT MINING	H L + C I L OWNER MINING	H L + C I L CONTRACT MINING
LOM GOLD PRODUCTION	oz	776,642	996,565	878,574
PRODUCTION PERIOD	years	6.12	7.55	6.71
GOLD ANNUAL PRODUCTION – LOM	oz	126,970	131,929	130,944
LOM DIRECT OPERATING COSTS	US$/oz	447	371	465
LOM TOTAL CASH OPERATING COSTS	US$/oz	463	387	481
TOTAL CAPITAL COSTS	US$/oz	148	184	177
TOTAL PRODUCTION COSTS	US$/oz	611	571	658
POST TAX NPV	M US$	244	314	242
IRR	%	66.7	55.1	54.6
UNDISCOUNTED PAYBACK PERIOD	years	0.96	1.27	1.21
NET CASHFLOW AFTER TAX & CAPEX	M US$	408.03	557.15	414.54

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18.	INTERPRETATION AND CONCLUSION

The geological model for the mineral deposits at Namoya is essentially a shear zone hosted, quartz vein and ‘stockwork’ deposit. It is apparent that several phases of mineralization are present in the Namoya deposits. The current fieldwork will be adequate to separate these phases. Given the available data, there is reasonable confidence in the validity of the proposed model.

Much of the work detailed in this report is based on historical data that has been verified by recent re-sampling mapping and infill diamond drilling activities. Data quality and data reliability issues have been studied, with no evidence of bias between the historical data and the modern sampling and laboratory methods. In particular, the accuracy and precision of the assay data has been studied in detail and independent check analysis have been undertaken.

Sampling procedure and laboratory results have been checked. In principle, the adit re-sampling and diamond drilling programs have provided assay results that are more reliable and have therefore provided increased confidence and solid backup to the thicknesses and grades of intersections used for the mineral resource estimates. In addition, SRK, who undertook the previous resource determinations for Namoya, have reviewed the estimation method in respect of the Namoya Project.

Gold mineralization is associated with quartz veins which occur close to the contact between psammitic and pelitic horizons and are dominantly confined in the more pelitic host rock. The improved geological understanding on the controls of mineralization has been utilised in the construction of 3-dimensional models.

The current mineral resource estimates are encouraging in terms of the increased grade and gives a clear scope of the project.

The field exploration work undertaken from November 2004 to date is compliant with NI 43-101. The mineral resource estimates conform to the reporting standards of NI 43-101. There is the potential to further enhance the grade within the Mwendamboko deposit if the high grade core could be further delineated and modelled with a higher cap.

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19.	RECOMMENDATIONS

It is recommended that the exploration program at Namoya for the rest of 2011 should focus on the following:

➢	Continue with regional follow up exploration programs to identify new targets;

➢	Diamond drilling to test defined targets from follow up programs in order to generate additional Mineral Resources;

➢	Infill diamond drilling to obtain sufficient information for moving the Inferred Resources to the higher confidence Measured and Indicated categories;

➢	Refine the geological model and update the resource model, and subsequently convert the mineral resources to mineral reserves on completion of optimised pit designs;

➢
Completion of a feasibility study to provide increased confidence on the economicviability of the Namoya Project. For completion of the feasibility study, thefollowing will need to be undertaken in addition to the infill drilling:

➢	Geotechnical drilling to better assess pit slope stabilities for the proposed open pits;

➢
Additional metallurgical testwork to further define the chemical and physicalcharacteristics of the various ore material types in order to optimise heap leach plant recoveries and further define the processing plant flowsheet;

➢
Select preferred plant and other plant infrastructure sites (i.e. heap leach pad area, access roads, haul roads,waste dumps, accommodation village) and undertake initial geotechnical assessment and sterilization programs;

➢	Undertake a feasibility study on the hydroelectric potential for the Namoya Project;

➢	Further refine access and transportation routes;

➢	Complete the feasibility Environmental and Social Impact Assessment;

➢	Refine and complete engineering designs;

➢	Further refine capital and operating costs and thereby reduce contingency costs.

The budget for the Namoya Project for 2011 is US$6.03 million. A total of US$2.3 million has been assigned to drilling which accounts for approximately 38% of the total budget. The actual expenditures incurred at Namoya during 2011 will be dependent on the exploration results achieved during 2011.

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20.	REFERENCES

Banro Congo Mining. Jan., 2005. Resource Modelling and Drillhole Planning – Status Report; Internal Company Report

Banro Congo Mining. Feb., 2006. Resource Modelling and Grade Estimation – Status Report; Internal Company Report

CME & Company. May 1998.  Report on Data Compilation, Namoya Concession, D. R. Congo.  Prepared for Banro Resource Corporation.

CME & Company. 1997. Technical Evaluation of the Operations and Holdings of Sakima S.A.R.L., Zaire, Central Africa.  Prepared for Banro Resource Corporation.

Kazmitcheff, A. 1959. Geological Notes on the Gold Deposit of Namoya.  Internal company report for Sominki.

Kazmitcheff, A. 1968. Observations geologiques sur le gisement aurifere de Namoya. Ann.Soc. Geol. Belgique, Tome XC,1966-67 Bull.7 pp B617-B641.

SRK. Dec., 1998. Geological Report, Namoya Mineral Concession, Maniema Province, D. R. Congo. Prepared for Banro Resource Corporation.

SRK. Feb. 2005. NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo. Prepared for Banro Corporation.

SRK. Feb. 2005. NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo. Prepared for Banro Corporation.

SRK. Aug. 2007. Preliminary Assessment NI43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo

Watts, Griffis, and McOuat,. 1989. Report on the Evaluation of the Sominki Assets in the Kivu and Maniema Province, Republic of Zaire

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21.	DATE AND SIGNATURE PAGE

The "qualified persons" (within the meaning of NI 43-101) for the purposes of this report are Daniel K. Bansah of Banro Corporation, Seam Cremin of SRK and Rudi Rautenbach of SENET.  The effective date of this report is March3, 2011.

Signed the 3rdday of March, 2011.

(signed) “Daniel K. Bansah”

Daniel K. Bansah

Vice-President, Exploration

Banro Corporation

(signed) “Sean Cremin”

Sean Cremin

Principal Mining Engineer

SRK Consulting (UK) Ltd.

(signed) “Rudi Rautenbach”

Rudi RautenbachPr.TechEng Pr.SciNat

Studies Manager

SENET (Pty) Ltd.

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22.	CERTIFICATES OF QUALIFIED PERSONS

22.1	DANIEL K. BANSAH
I, Daniel Kenneth Bansah, do hereby certify that:

➢	I am Vice President, Exploration of Banro Corporation ("Banro"). I reside at House # 8 Adjiringanor, East Legon, Accra, Ghana;

➢
I am a graduate of University of Science and Technology, School of Mines, Ghana with a degree in Geological Engineering (1988).  I also have an MSc Degree with Distinction from the University of Leicester United Kingdom, in Mineral Exploration (1998). I have practiced my profession since 1988;

➢
I am a Chartered Professional and a member in good standing of the Australasian Institute of Mining and Metallurgy (Membership Number 208213) and a member of the Ghana Institute of Geoscientists, and have over 23 years experience with precious metal deposits and resource estimation techniques;

➢
I am a "qualified person" for the purposes of National Instrument 43-101 ("NI 43-101"). Other than items 1.4 to 1.6, 15 and 17, I am responsible for each of the items of the Technical Report dated March 3, 2011 and entitled "Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of the Congo" (the "Report");

➢
I have worked on Banro's Namoya project as an employee of Banro since November 2004 to the date of this certificate and I have reviewed geological, mineralogical and metallurgical reports in Banro's library. I have personally visited the property on many occasions with the last visit on January 29, 2011;

➢	I am not independent of Banro as described in section 1.4 of NI 43-101 by virtue of being Vice President, Exploration of Banro;

➢	I have read NI 43-101 and the Report has been prepared in compliance with NI 43-101;

➢
As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Dated the 3rdday of March, 2011.

(signed) “Daniel K. Bansah”
Daniel K. Bansah

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22.2	SEAN CREMIN
I, Sean Cremin, BSc, MAusIMM, do hereby certify that:

➢	I am a Principal Mining Engineer with SRK Consulting (UK) Ltd., Churchill House, Churchill Way, Cardiff, CF10 2HH, United Kingdom;

➢	I graduated with a BSc in Mining Engineering from University of Leeds in 1972;

➢	I am a member of the Australasian Institute of Mining and Metallurgy;

➢
I have over 20 years experience in the appraisal of mineral projects, specializing in operations and mine planning and design, reserve estimation and management of multiple technical disciplines that affect the financial appraisal of potential or operating mines.  I have undertaken such work on several similar open pit gold mine projects in Africa;

➢
I am a "qualified person" for the purposes of National Instrument 43-101 ("NI 43-101"). I am responsible for item 17.1 of the technical report dated March 3, 2011 and entitled "Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of the Congo" (the "Report");

➢	I am independent of Banro Corporation as described in section 1.4 of NI 43-101;

➢	I was involved in the preparation of the Preliminary Assessment of the Namoya Project completed in 2007;

➢	I undertook a technical visit to the DRC from May 4, 2007 to May 8, 2007, in connection with the said previous Preliminary Assessment, which visit included a personal inspection of the Namoya Project;

➢	I have read NI43-101 and the Report has been prepared in compliance with NI43-101;

➢
As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Dated the 3rdday of March, 2011.

(signed) “Sean Cremin”
Sean CreminBSc, MAusIMM

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22.3	RUDI RAUTENBACH
I, Rudi Rautenbach, do hereby certify that:

➢	I am employed as the Studies Manager in the field of mineral processing with SENET (Pty) Ltd., Moddercrest Office Park, No.1 High Street, Modderfontein 1609, South Africa;

➢	I graduated with a National Higher Diploma in Extractive Metallurgyfrom the University of Johannesburg in 1997;

➢	I have worked as a metallurgist for a total of 13 years since my graduation in 1997. My relevant experience for the purpose of the technical report is:

➢	Metallurgist at Harmony Gold and ITM Mining (1997 – 2000)

➢	Process Engineer at Bateman and MDM Engineering (2001 – 2004)

➢	Metallurgical Manager at Trans Hex Angola (2005 – 2006)

➢	Lead Process Engineer at Bateman and SNC-Lavalin (2006 – 2008)

➢	Studies Manager at SENET (2008 to present)

➢
I am a member of the South African Institute of Mining and Metallurgy, a registered Professional Engineering Technologist with the Engineering Council of South Africa and a registered Professional Natural Scientist with the South African Council for Natural Scientific Professions in the field of Metallurgy;

➢
I am a "qualified person" for the purposes of National Instrument 43-101 ("NI 43-101"). I am responsible for supervising items 1.4 to 1.6, 15 and 17 (except 17.1) of the technical report dated March 3, 2011 and entitled "Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of the Congo" (the "Report");

➢	I visited the Namoya site in October 2010, and spent a total of 5 days in the area;

➢	I am independent of Banro Corporation as described in section 1.4 of NI 43-101;

➢	I have had no prior involvement with the property that is the subject of the Report;

➢	I have read NI43-101 and the Report has been prepared in compliance with NI43-101;

➢
As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Dated the 3rdday of March, 2011.

(signed) “Rudi Rautenbach”
Rudi RautenbachPr.TechEng Pr.SciNat

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23.	FIGURES

FIGURE 1 - AFRICA LOCALITY PLAN

N
MEDITERRANEAN SEA
RED SEA
TROPIC OF CANCER
EQUATOR
TROPIC OF CAPRICORN
ATLANTIC OCEAN
INDIAN OCEAN
MOROCCO
ALGERIA
TUNISIA
LIBYA
EGYPT
MAURITANIA
MALI
NIGER
CHAD
SUDAN
ERITREA
DJIBOUTI
ETHIOPIA
SOMALIA
SENEGAL
GAMBIA
GUINEA BISSAU
GUINEA
SIERRA LEONE
LIBERIA
IVORY COAST
BURKINA FASO
GHANA
TOGO
BENIN
NIGERIA
CAMEROON
CENTRAL AFRICAN REPUBLIC
EQUATORIAL GUINEA
GABON
CONGO
UGANDA
KENYA
RWANDA
BURUNDI
TANZANIA
Goma
Bukavu
Kalima
Kamituga
Kinshasa
Matadi
NAMOYA
DEMOCRATIC REPUBLIC OF CONGO
ANGOLA
ZAMBIA
MALAWI
MOZAMBIQUE
ZIMBABWE
BOTSWANA
NAMIBIA
SOUTH AFRICA
SWAZILAND
LESOTHO
Lake Tchad
Lake Turkana
L. Rukwa
Lake Mweru
Lake Malawi

0 500 1000 1500
Kilometres

BANRO CORPORATION

AFRICA
LOCALITY PLAN

NAMOYA PROJECT | **January 2011**

Figure 1

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FIGURE 2 - LOCATION WITHIN THE DEMOCRATIC REPUBLIC OF THE CONGO

N
CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
CONGO
GABON
UGANDA
TANZANIA
ANGOLA
ZAMBIA
ATLANTIC OCEAN
Bangui
Bondo
Gemena
Lisala
Bumba
Congo River
Mungbere
Wamba
Tele
Bunia
Bafwasende
Kisangani
Beni
Kasese
Lubero
Mbandaka
Lake Tumba
Lake Mai-Ndombe
Franceville
Goma
Lake Kivu
Kigali
Bukavu
Shabunda
Twangiza
Kamituga
Lugushwa
Kindu
Kalole
Namoya
Bujumbura
Lodja
Bandundu
Kasai River
Brazaville
Kinshasa
Ilebo
Lubefu
Lubao
Kikwit
Ujiji
Kalemie
Lake Tanganyika
Kananga
Kabinda
Kabalo
Tshikapa
Matadi
Quimbele
Lucapa
Kamina
Lake Mweru
Kolwezi
Likasi
Lubumbashi
0 250 500
Kilometres

BANRO CORPORATION

LOCATION WITHIN THE DEMOCRATIC REPUBLIC OF CONGO

BANRO PROJECTS | **January 2011**

Figure 2

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FIGURE 3 - EXPLOITATION PERMIT LOCATIONS

N
28°00'E
28°30'E
Kingulube
Shabunda
PE 68
PE 40
PE 44
TWANGIZA
PERMITS
PE 41
PE 43
PE 42
3°00'S
PE 39
PE 36
Kamituga
Mwenga
3°00'S
PE 37
KAMITUGA
PERMITS
PE 2601
PE 238
PE 38
LUGUSHWA
PERMITS
Itula
3°30'S
3°30'S
Nzingu
Kalole
PE 18
NAMOYA
PERMIT
40'00'S
28°00'E
28°30'E

0 50
Kilometres

BANRO CORPORATION

EXPLOITATION PERMIT LOCATIONS

BANRO PROJECTS	January 2011

Figure 3

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FIGURE 4 - MAP OF THE NAMOYA PROPERTY

N
Lusako
Katina
Malembo
Lusako
Muviringu
Mwendamboko
Kakula
Namoya
Filon B
Kakula
Namoya
Namoya
Kilwe
Nakoa
Namoya
Kama
Kama
Kabukiti
Katianga
Katingitingi
Kama
0
2
Kilometres

LEGEND

- Rivers
- Roads and Villages
- Property Boundary
- Deposit Location and name

BANRO CORPORATION

MAP OF THE NAMOYA PROPERTY

NAMOYA PROJECT | **JANUARY 2011**

Figure 4

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FIGURE 5 - LANDSAT IMAGE NAMOYA PROPERTY

N
Mwendamboko
Kakula
Filon "B"

LEGEND

Faults	Lineaments
Outlines	Targets
Unknown outlines	Structural trends
Fold axes	Granites

BANRO CORPORATION

LANDSAT IMAGE
NAMOYA PROPERTY

NAMOYA PROJECT | **JANUARY 2011**

Figure 5

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FIGURE 6 - GEOCHEMICAL SAMPLING GRIDS, NAMOYA PROPERTY

NI43-101 TECHNICAL REPORT

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FIGURE 7 - SOIL GEOCHEMICAL MAP, NAMOYA PROPERTY

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FIGURE 8 – 2ND QUARTER 2006 INTER-LABORATORY COMPARISON Au<1.0 g/t

FIGURE 9 - 2ND QUARTER 2006 INTER-LABORATORY COMPARISON Au>1.0 g/t

NI43-101 TECHNICAL REPORT

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FIGURE 10 – 3RD QUARTER 2006 INTER-LABORATORY COMPARISON Au<1.0 g/t

FIGURE 11 - 3RD QUARTER 2006 INTER-LABORATORY COMPARISON Au>1.0 g/t

NI43-101 TECHNICAL REPORT

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FIGURE 12 – 4TH QUARTER 2006 INTER-LABORATORY COMPARISON Au<1.0 g/t

FIGURE 13 - 4TH QUARTER 2006 INTER-LABORATORY COMPARISON Au>1.0 g/t

NI43-101 TECHNICAL REPORT

Page198

FIGURE 14 – 1ST QUARTER 2007 INTER-LABORATORY COMPARISON Au>1.0 g/t

FIGURE 15 - 1ST QUARTER 2007 INTER-LABORATORY COMPARISON Au<1.0 g/t

NI43-101 TECHNICAL REPORT

Page199

FIGURE 16 – 2ND QUARTER 2007 INTER-LABORATORY COMPARISON Au<1.0 g/t

FIGURE 17 - 2ND QUARTER 2007 INTER-LABORATORY COMPARISON Au>1.0 g/t

NI43-101 TECHNICAL REPORT

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FIGURE 18 – 3RD QUARTER 2007 INTER-LABORATORY COMPARISON Au<1.0 g/t

FIGURE 19 - 3RD QUARTER 2007 INTER-LABORATORY COMPARISON Au>1.0 g/t

NI43-101 TECHNICAL REPORT

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FIGURE 20 – 1ST QUARTER 2008 INTER-LABORATORY COMPARISON Au<1.0 g/t

FIGURE 21 - 1ST QUARTER 2008 INTER-LABORATORY COMPARISON Au>1.0 g/t

NI43-101 TECHNICAL REPORT

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FIGURE 22 – 2ND QUARTER 2008 INTER-LABORATORY COMPARISON Au<1.0 g/t

FIGURE 23 – 3RD QUARTER 2008 INTER-LABORATORY COMPARISON Au<1.0 g/t

NI43-101 TECHNICAL REPORT

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FIGURE 24 - 3RD QUARTER 2008 INTER-LABORATORY COMPARISON Au>1.0 g/t

FIGURE 25 – 4TH QUARTER 2008 INTER-LABORATORY COMPARISON Au<1.0 g/t

NI43-101 TECHNICAL REPORT

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FIGURE 26 – 4TH QUARTER 2008 INTER-LABORATORY COMPARISON Au>1.0 g/t

FIGURE 27 – 1ST QUARTER 2009 INTER-LABORATORY COMPARISON Au>1.0 g/t

NI43-101 TECHNICAL REPORT

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FIGURE 28 - 1ST QUARTER 2009 INTER-LABORATORY COMPARISON Au<1.0 g/t

FIGURE 29 – 2ND QUARTER 2009 INTER-LABORATORY COMPARISON Au>1.0 g/t

NI43-101 TECHNICAL REPORT

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FIGURE 30 – 2ND QUARTER 2009 INTER-LABORATORY COMPARISON Au<1.0 g/t

FIGURE 31 – 3RD QUARTER 2009 INTER-LABORATORY COMPARISON Au>1.0 g/t

NI43-101 TECHNICAL REPORT

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FIGURE 32 – 3RD QUARTER 2009 INTER-LABORATORY COMPARISON Au<1.0 g/t

FIGURE 33 - 1ST QUARTER 2010 INTER-LABORATORY COMPARISON Au>1.0 g/t

NI43-101 TECHNICAL REPORT

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FIGURE 34 - 1ST QUARTER 2010 INTER-LABORATORY COMPARISON Au<1.0 g/t

FIGURE 35 – 2ND QUARTER 2010 INTER-LABORATORY COMPARISON Au>1.0 g/t

NI43-101 TECHNICAL REPORT

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FIGURE 36 – 2ND QUARTER 2010 INTER-LABORATORY COMPARISON Au<1.0 g/t

FIGURE 37 – 3RD QUARTER 2010 INTER-LABORATORY COMPARISON Au>1.0 g/t

NI43-101 TECHNICAL REPORT

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FIGURE 38 – COMPARISON OF DUPLICATE ASSAYS – Au<0.5 g/t (SEPTEMBER 2010)

FIGURE 39 - COMPARISON OF DUPLICATE ASSAYS – Au>0.5 g/t (SEPTEMBER 2010)

NI43-101 TECHNICAL REPORT

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FIGURE 40 - PERFORMANCE CHART OF BLANKS (2005 - SEPTEMBER 2010)

FIGURE 41 - LOCATION OF 50 g/t Au HIGH-GRADE CAP RELATIVE TO SAMPLES DISTRIBUTION AT MWENDAMBOKO

NI43-101 TECHNICAL REPORT

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FIGURE 42 - SEMI-VARIOGRAM MODEL

NI43-101 TECHNICAL REPORT

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FIGURE 43 - NAMOYA OREBODY WIREFRAME

NI43-101 TECHNICAL REPORT

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FIGURE 44 - SECTION THROUGH MWENDAMBOKO, SHOWING RESOURCE CLASSIFICATION INTO MATERIAL TYPE

NI43-101 TECHNICAL REPORT

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FIGURE 45 - SECTION THROUGH MWENDAMBOKO SHOWING RESOURCE CLASSIFICATION MEASURED

NI43-101 TECHNICAL REPORT

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FIGURE 46 - TYPICAL FLYTCH THROUGH MWENDAMBOKO, 970m RL SHOWING RESOURCE CLASSIFICATION MEASURED

FIGURE 47 - RATE OF GOLD DISSOLUTION - OXIDE ORE

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FIGURE 48 - RATE OF DISSOLUTION - TRANSITION ORE

NI43-101 TECHNICAL REPORT

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FIGURE 49 - RATE OF GOLD RECOVERY: OXIDE ORE

FIGURE 50 - RATE OF GOLD RECOVERY: TRANSITION ORE

NI43-101 TECHNICAL REPORT

Page219

FIGURE 51 - NAMOYA CYANIDE CONSUMPTION DURING THE HEAP LEACH

NI43-101 TECHNICAL REPORT

Page220

CONSENT OF QUALIFIED PERSON

TO:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

RE:
Technical report of SENET prepared for Banro Corporation dated March 3, 2011 and entitled "Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of the Congo" (the "Technical Report")

I, Daniel K. Bansah, hereby consent to the public filing of the Technical Report by way of SEDAR.  I also confirm that I have read the press release of Banro Corporation dated January 24, 2011 and such press release fairly and accurately represents the information in the Technical Report that supports the disclosure set out in such press release.

DATED the 8th day of March, 2011.

(signed) "Daniel K. Bansah"
Daniel K. Bansah

CONSENT OF QUALIFIED PERSON

TO:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

RE:
Technical report of SENET prepared for Banro Corporation dated March 3, 2011 and entitled "Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of the Congo" (the "Technical Report")

I, Sean Cremin, hereby consent to the public filing of the Technical Report by way of SEDAR.  I also confirm that I have read the press release of Banro Corporation dated January 24, 2011 and such press release fairly and accurately represents the information in the Technical Report that supports the disclosure set out in such press release.

DATED the 8th day of March, 2011.
(signed) "Sean Cremin"
Sean Cremin

CONSENT OF QUALIFIED PERSON

TO:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

RE:
Technical report of SENET prepared for Banro Corporation dated March 3, 2011 and entitled "Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of the Congo" (the "Technical Report")

I, Rudi Rautenbach, hereby consent to the public filing of the Technical Report by way of SEDAR.  I also confirm that I have read the press release of Banro Corporation dated January 24, 2011 and such press release fairly and accurately represents the information in the Technical Report that supports the disclosure set out in such press release.

DATED the 8th day of March, 2011.
(signed) "Rudi Rautenbach"
Rudi Rautenbach